Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136476

1ST SERVICE BANK

6830 Old Dominion Drive

McLean, Virginia 22101

(703) 893-7400

October 25, 2006

Dear fellow shareholders,

You are cordially invited to attend a special meeting of shareholders of 1st Service Bank to be held at 5:00 p.m., local time, on November 21, 2006 at the main office of 1st Service Bank, located at 6830 Old Dominion Drive, McLean, Virginia 22101. At the special meeting you will be asked to consider and vote upon a proposal to approve an agreement and plan of merger that provides for 1st Service Bank to be merged with and into Sonabank, National Association, a wholly-owned subsidiary of Southern National Bancorp of Virginia, Inc. (“SNBV”).

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of 1st Service Bank common stock which is outstanding immediately prior thereto (other than any dissenting shares) will be converted into the right to receive (i) .76092 of a share of SNBV common stock and (ii) $5.26 in cash, plus cash in lieu of any fractional interest in SNBV common stock. There currently is no active trading market for the SNBV common stock. However, based upon an assumed value of $12.50 per share (the price negotiated by the parties for purposes of the merger agreement), the cash and SNBV common stock to be received for each share of 1st Service common stock is valued at $14.77. Based upon an assumed value of $14.00 per share (the mid-point of the estimated per share offering range in SNBV’s proposed initial public offering), the amount to be received is valued at $15.91.

Based on our reasons for the merger described in the accompanying document, including the fairness opinion issued by our financial advisor, Milestone Advisors, L.L.C., our board of directors believes that the merger is fair to you and in your best interests. Accordingly our board of directors unanimously recommends that you vote “FOR” approval of the merger agreement.

The accompanying document gives you detailed information about the special meeting, the merger agreement and the transactions contemplated thereby, as well as another proposal to be considered for approval at the special meeting. Please read this entire document carefully, including “Risk Factors Relating to the Merger,” beginning on page 13, and the annexes hereto, which include the merger agreement.

Your vote is important. Whether or not you plan to attend the special meeting, please take the time to submit your proxy with voting instructions in accordance with the instructions contained in this document.

The directors of 1st Service, who own approximately 70% of the outstanding 1st Service Bank common stock, have agreed to vote “FOR” approval of the merger agreement at the special meeting, thus ensuring approval of this proposal by the shareholders of 1st Service Bank.

Your continued support of and interest in 1st Service Bank are appreciated.

Sincerely,

Ernest L. Tressler

President and Chief Executive Officer

1st Service Bank

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of SNBV common stock being offered through this document are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is October 25, 2006, and it is first being mailed to shareholders of 1st Service on or about October 27, 2006.

1ST SERVICE BANK

6830 Old Dominion Drive

McLean, Virginia 22101

(703) 893-7400

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of 1st Service Bank will be held on Tuesday, November 21, 2006 at 5:00 p.m., local time, at the main office of 1st Service Bank, located at 6830 Old Dominion Drive, McLean, Virginia, 22101 for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 10, 2006, among Southern National Bancorp of Virginia, Inc. (“SNBV”), Sonabank, National Association, a wholly-owned subsidiary of SNBV, and 1st Service Bank; and

2.	To consider and vote upon a proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back by Section 6(j) of the employment agreement between 1st Service Bank and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code; and

3.	To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only shareholders of record at the close of business on October 23, 2006 are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

To ensure your representation at the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person at the special meeting if you so desire. Your proxy may be revoked at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more information regarding the merger agreement and the transactions contemplated thereby and related matters.

The board of directors of 1st Service Bank has approved the merger agreement and unanimously recommends that 1st Service Bank shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby. The board of directors of 1st Service Bank also recommends that shareholders vote “FOR” approval of the Section 280G proposal.

By order of the Board of Directors,

Sidney G. Simmonds

Corporate Secretary

McLean, Virginia

October 25, 2006

i

ii

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To fully understand the merger agreement and the merger, you should read carefully this entire document, including the merger agreement included as Annex I to this document and the other annexes to this document. Page references are included in this summary to direct you to a more complete description of the topics.

Throughout this document, “SNBV” refers to Southern National Bancorp of Virginia, Inc., “Sonabank” refers to Sonabank, National Association, a wholly-owned subsidiary of SNBV, and “1st Service” refers to 1st Service Bank. Also, the merger of 1st Service with and into Sonabank is referred to as the “merger” and the agreement and plan of merger dated as of July 10, 2006 among SNBV, Sonabank and 1st Service is referred to as the “merger agreement.”

Information about the parties to the merger agreement

SNBV. SNBV is a Virginia corporation which was formed in July 2004 and a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The principal asset of SNBV is all of the outstanding capital stock of Sonabank, National Association, which was chartered and commenced operations on April 14, 2005. Sonabank conducts a community banking business from its headquarters in Charlottesville, Virginia and a branch office in Clifton Forge, Virginia which was purchased in December 2005. Sonabank also has a loan production office in Charlottesville, Virginia and administrative offices in Warrenton, Virginia. On a consolidated basis at June 30, 2006, SNBV had $145.6 million of assets, $113.0 million of liabilities, including $104.4 million of deposits, and $32.6 million of shareholders’ equity.

Sonabank raised $35 million through the private offering of 3,500,000 shares of SNBV common stock at $10.00 per share in March 2005, and intends to raise additional capital to support future growth through the sale of up to 2,000,000 shares of SNBV common stock at a to-be-determined price in a registered public offering managed by FIG Partners later in 2006. SNBV is offering the shares on a best efforts basis through FIG Partners and will not condition the offering on the sale of a minimum number of shares. The proceeds from this public offering will be used for general corporate purposes, and in connection with this offering SNBV has received approval to list all outstanding shares of SNBV common stock on the Nasdaq Capital Market under the symbol “SONA.” SNBV has distributed a preliminary prospectus, dated October 10, 2006, in connection with the offering. Neither the anticipated public offering nor the merger is conditioned upon completion of the other transaction. For additional information about the anticipated public offering, see the registration statement on Form S-1 (File No. 333-136285) filed by SNBV with the Securities and Exchange Commission, or SEC, on August 4, 2006, as amended. See “Other Information” on page 109.

SNBV’s headquarters and Sonabank’s home office are located at 1770 Timberwood Boulevard, Suite 100, Charlottesville, Virginia 22911, and its telephone number there is (434) 973-5242. SNBV’s executive offices are located at 1002 Wisconsin Avenue, N.W., Washington, D.C. 20007, and its telephone number at that address is (202) 464-1130. Sonabank maintains a website at www.sonabank.com. Information on this website is not incorporated by reference and is not a part of this document.

1st Service. 1st Service is a federally-chartered savings bank which began operations in December 2000. 1st Service Bank conducts a community banking business from its headquarters in McLean, Virginia, a branch office in Reston, Virginia opened in January 2006 and a branch office in Fairfax, Virginia opened in July 2006. At June 30, 2006, 1st Service had $124.4 million of assets, $116.8 million of liabilities, including $101.5 million of deposits, and $7.6 million of shareholders’ equity.

The executive offices of 1st Service are located at 6830 Old Dominion Drive, McLean, Virginia 22101, and its telephone number is (703) 893-7400.

Holders of 1st Service common stock will receive SNBV common stock and cash in the merger (page 18)

Subject to the terms and conditions of the merger agreement, and in accordance with federal laws and regulations, 1st Service will merge with and into Sonabank. Upon completion of the merger, each outstanding share of 1st Service common stock (other than any dissenting shares) will automatically be converted into and cancelled in exchange for the right to receive (i) .76092 of a share of SNBV common stock and (ii) $5.26 in cash.

SNBV will not issue certificates or scrip for fractional shares of SNBV common stock in the merger. Instead, each holder of 1st Service common stock who otherwise would have been entitled to a fraction of a share of SNBV common stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of 1st Service common stock owned by such holder at the effective time of the merger) by $12.50, the assumed value of a share of SNBV common stock for purposes of the merger agreement.

Holders of unexercised 1st Service Stock options at the time of completion of the merger will receive SNBV common stock and cash in the merger (page 26)

At the effective time of the merger, each outstanding 1st Service stock option, whether or not vested or exercisable, shall be terminated and the holder thereof shall be entitled to receive from SNBV within five business days of such time the following:

•	the number of shares of SNBV common stock (rounded down to the nearest whole share) determined by dividing (x) the product of the option spread amount (as defined below) and ..65, by (y) 12.50; and

•	an amount of cash equal to the sum of (x) the product of the option spread amount and .35 and (y) the cash value of any fractional share interest resulting from the calculation set forth in the preceding bullet point, determined in the manner set forth in the merger agreement, less applicable tax withholding.

For purposes of the merger agreement the term “option spread amount” means, with respect to a 1st Service stock option, the amount determined by multiplying (i) the excess, if any, of $14.77 (the value of the merger consideration, based on a $12.50 assumed value of a share of SNBV common stock) over the applicable per share exercise price of that option, by (ii) the number of shares of 1st Service common stock that the holder could have purchased (assuming full vesting of that option) had that holder exercised that option immediately before the effective time of the merger.

1st Service’s financial advisor believes that the merger consideration is fair to 1st Service shareholders (page 21)

In deciding to approve the merger agreement, the 1st Service board of directors considered the opinion of its financial advisor, Milestone Advisors, L.L.C., or Milestone, which was delivered orally at the meeting of the board held on July 6, 2006 and in written form dated July 10, 2006, that, based upon and subject to certain matters stated in the opinion, the merger consideration was fair to the holders of 1st Service common stock from a financial point of view. This opinion is included as Annex II to this document. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Milestone in providing its opinion. The opinion of Milestone Advisors is directed to the 1st Service board of directors and does not constitute a recommendation to any shareholder as to any matter relating to the merger agreement.

The merger generally will be tax-free to holders of 1st Service common stock to the extent they receive SNBV common stock (page 39)

Based on the opinion of Elias, Matz, Tiernan & Herrick L.L.P., counsel to SNBV and 1st Service, we expect that the material United States federal income tax consequences of the merger to 1st Service shareholders will be as follows.

•	You generally will recognize gain (but not loss) equal to the lesser of (1) the excess of the sum of the cash and the fair market value of the SNBV common stock received over your tax basis in the 1st Service common stock surrendered or (2) the amount of cash received.

•	Your holding period for the SNBV common stock received in the merger will include your holding period for the 1st Service common stock exchanged in the merger.

Tax matters are complicated, and the tax consequences of the merger to 1st Service shareholders will depend upon the facts of their particular situations. In addition, 1st Service shareholders may be subject to state, local or foreign tax laws that are not discussed in this document. Accordingly, we strongly urge 1st Service shareholders to consult their own tax advisors for a full understanding of the tax consequences to them of the merger.

Directors and executive officers of 1st Service have interests in the merger that differ from the interests of 1st Service shareholders (page 36)

When considering the recommendation of 1st Service’s board of directors, you should be aware that the executive officers and directors of 1st Service have interests in the merger that are somewhat different from your interests as shareholders. These interests include the following.

Employment Agreements. Under existing employment agreements between 1st Service and each of Ernest L. Tressler, President and Chief Executive Officer, and Gregory A. Murray, Executive Vice President and Chief Financial Officer, it is anticipated that upon completion of the merger Messrs. Tressler and Murray would be entitled to receive from Sonabank a cash amount equal to $513,945 and $312,268, respectively, plus continued medical, dental, disability and life insurance benefits until the earlier of (i) 24 months following termination of employment and (ii) the date the executive commences employment with another employer which provides substantially comparable benefits. Under a provision contained in each employment agreement, however, these benefits would be cut back by the minimum amount necessary to ensure that there are not adverse tax consequences to 1st Service and the executives under Section 280G of the Internal Revenue Code. This would result in a cut back of approximately $158,070 in the case of Mr. Tressler, assuming the merger is completed in 2006. In the event that Proposal Two is approved by the shareholders of 1st Service at the special meeting, this amount would be exempt from the operation of Section 280G and would be paid to Mr. Tressler without adverse tax consequences to 1st Service or him under Section 280G.

Stock Options. As of the date of this document, the directors and executive officers of 1st Service held vested options to acquire an aggregate of 61,750 shares of 1st Service common stock at a price of $10.00 per share under the 1st Service stock option plan, including options to purchase 12,000 and 8,000 shares held by Messrs. Tressler and Murray, respectively. For a description of the manner in which these options will be treated under the merger agreement, see “—Treatment of 1st Service Stock Options.”

Stay Bonuses. Under the merger agreement, the president and chief executive officer of 1st Service may pay up to an aggregate of $60,000 of bonuses to key employees who either are not offered a job with SNBV or Sonabank, or who are offered such a job and decline, to incentivize them to remain in the employ of 1st Service until completion of the merger, or as otherwise authorized by the merger agreement.

Indemnification and Insurance. SNBV has agreed to un-indemnify existing and past directors, officers and employers of 1st Service for acts and omissions prior to the merger and to purchase liability insurance for 1st Service’s directors and officers covering the same for a three-year period following the merger, subject to the terms of the merger agreement.

These and certain other additional interests of 1st Service’s directors and executive officers may cause some of these persons to view the proposed merger differently than you view it, as a shareholder. See “The Merger—Interests of Certain Persons in the Merger” beginning on page 36.

The 1st Service board of directors unanimously recommends approval of the merger agreement (page 17)

Based on 1st Service’s reasons for the merger described in this document, including the opinion of Milestone Advisors referred to above, the 1st Service board of directors believes that the merger is fair to 1st Service shareholders and in the best interests of 1st Service and unanimously recommends that 1st Service shareholders vote “FOR” approval of the merger agreement. The board of directors of 1st Service also recommends that shareholders vote “FOR” approval of the Section 280G proposal.

The 1st Service special meeting (page 15)

The special meeting of 1st Service shareholders will be held at 5:00 p.m., local time, on November 21, 2006, at the main office of 1st Service located at 6830 Old Dominion Drive, McLean, Virginia 22101 for the following purposes:

•	to consider and vote upon a proposal to approve the merger agreement;

•	to consider and vote upon a proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back by Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

You are entitled to vote at the 1st Service special meeting if you owned shares of 1st Service common stock as of the close of business on October 23, 2006. On that date there were 871,960 shares of 1st Service common stock outstanding and entitled to vote. You will have one vote at the special meeting for each share of 1st Service common stock that you owned on that date.

Shareholders of record may vote by mail or by attending the 1st Service special meeting and voting in person. Each proxy returned to 1st Service (and not revoked) by a holder of 1st Service common stock will be voted in accordance with the instructions indicated on the proxy. If no instructions are indicated, the proxy will be voted “FOR” the proposal to approve of the merger agreement and “FOR” the proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. The proxies will be voted in the discretion of the proxy holders upon any other matters that may properly come before the special meeting.

Required votes to approve the proposals at the special meeting (page 16)

Proposal One. The affirmative vote of the holders of two thirds of the outstanding shares of 1st Service common stock, voting in person or by proxy, is necessary to approve the merger agreement on behalf of 1st Service. In addition to this required vote, in the event that the board of directors of 1st Service changes its recommendation that 1st Service shareholders vote “FOR” approval of the merger agreement or takes certain other actions, the merger agreement also will have to be approved by the holders of a majority of the outstanding shares of 1st Service common stock not held by persons who are a party to a shareholder agreement who vote, in person or by proxy, at the 1st Service special meeting. See “The Merger—Shareholder Meeting and Covenant to Recommend the Merger Agreement,” beginning on page 32, and “The Merger—Supplemental Required Vote of 1st Service Shareholders,” beginning on page 33.

Proposal Two. Under to Section 280G of the Internal Revenue Code and the related regulations, the affirmative vote of the holders of more than 75% of the outstanding shares of 1st Service common stock (excluding any shares actually or constructively owned by Mr. Tressler, which will not be counted as outstanding and may not be voted for this purpose) is necessary to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. The approval of this proposal is not a condition to the completion of the merger and will not change the merger consideration which a 1st Service shareholder will be eligible to receive upon completion of the merger.

If the required shareholder approval of this proposal is not received, then the change-in-control severance benefits to be paid or provided to Mr. Tressler under his employment agreement will be cut back by the minimum amount necessary to ensure that the payment of such benefits will not result in adverse tax consequences to Mr. Tressler or 1st Service under Section 280G of the Internal Revenue Code.

Other Proposals. The affirmative vote of a majority of the votes cast by the holders of shares of 1st Service common stock voting, in person or by proxy, at the special meeting is necessary to approve any other matter properly submitted to shareholders for their consideration at the special meeting.

Each director of 1st Service has entered into a shareholder agreement with SNBV where he has agreed to vote all of his shares of 1st Service common stock “FOR” approval of the merger agreement, this ensuring approval of this proposal by shareholders at the special meeting. Under his respective shareholder agreement with SNBV, each director of 1st Service, other than Mr. Tressler, also has agreed to vote “FOR” the proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Mr. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. See “The Merger—Shareholder Agreements,” beginning on page 44. The directors of 1st Service beneficially own 609,900 shares or 70.0% of the outstanding 1st Service common stock in the aggregate (604,900 shares or 69.4% excluding Mr. Tressler). See “Certain Beneficial Owners of the 1st Service Common Stock,” beginning on page 108.

SNBV and 1st Service must meet several conditions to complete the merger (page 26)

Conditions to Each Party’s Obligations. The obligations of SNBV and 1st Service to consummate the transactions contemplated by the merger agreement are subject to the satisfaction at or before the completion of the merger of the following conditions:

•	receipt of the required vote, and if applicable the supplemental required vote, of the shareholders of 1st Service of the merger agreement;

•	the receipt and continued effectiveness of all regulatory approvals required to consummate the merger and the other transactions contemplated by the merger agreement and the expiration of all applicable statutory waiting periods;

•	the registration statement on Form S-4, which includes this proxy statement/prospectus, is effective under the Securities Act of 1933, as amended;

•	the absence of any injunction or other legal prohibition against the merger or the other transactions contemplated by the merger agreement; and

•	the receipt of an opinion of counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Conditions to SNBV’s and Sonabank’s Obligations. The obligations of SNBV and Sonabank to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver at or before the completion of the merger of the following conditions:

•	the representations and warranties of 1st Service are true and correct as of the date of the merger agreement and as of the closing date for the merger (except that certain representations and warranties will be read without materiality or material adverse effect qualifications), other than, in most cases, those failures to be true and correct that would not result or reasonably be expected to result, individually or in the aggregate, in a material adverse effect on 1st Service;

•	performance in all material respects by 1st Service of the obligations required to be performed by it at or prior to the closing date for the merger;

•	there is no noncustomary legal or regulatory restriction or condition applicable to the merger that would be reasonably likely to have a material adverse effect on the business or operations of SNBV following completion of the merger;

•	SNBV’s receipt of a certificate of certain officers of 1st Service as to the number of shares of 1st Service common stock and 1st Service stock options outstanding on the closing date for the merger; and

•	dissenting shares shall not represent 10% or more the outstanding 1st Service common stock.

Conditions to 1st Service’s Obligations. The obligation of 1st Service to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver at or before the completion of the merger of the following conditions:

•	the representations and warranties of SNBV are true and correct as of the date of the merger agreement and as of the closing date for the merger (except that certain representations and warranties will be read without materiality or material adverse effect qualifications), other than, in most cases, those failures to be true and correct that would not result or reasonably be expected to result, individually or in the aggregate, in a material adverse effect on SNBV; and

•	performance in all material respects by SNBV of the obligations required to be performed by it at or prior to the closing date for the merger.

Unless prohibited by law, either SNBV or 1st Service could elect to waive a condition that has not been satisfied and complete the merger. Although SNBV and 1st Service anticipate completing the merger by the end of 2006, SNBV and 1st Service cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed during this period or at all.

SNBV and 1st Service must obtain regulatory approvals to complete the merger (page 35)

The merger is subject to the prior approval of, or notice to, certain regulatory authorities, including the Federal Reserve Board, the Office of the Comptroller of the Currency of the United States, or OCC, and the Office of Thrift Supervision, or OTS. The U.S. Department of Justice will have an opportunity to comment during the approval process of the OCC and will have at least 15 but no more than 30 days following the approval of the OCC to challenge the approval on antitrust grounds. SNBV and 1st Service filed all necessary applications and notices with the applicable regulatory agencies in August 2006. In September 2006, the OCC approved the merger application and the Federal Reserve Board waived the requirement to file an application with that agency.

SNBV and 1st Service may terminate the merger agreement (page 42)

SNBV and 1st Service can mutually agree at any time to terminate the merger agreement before completing the merger, even if shareholders of SNBV and 1st Service have already voted to approve it. Either party generally also can terminate the merger agreement if:

•	any governmental entity which must grant a required regulatory approval has denied approval of the merger or the other transactions contemplated by the merger agreement;

•	the merger has not been completed on or before April 30, 2007;

•	there is a breach by the other party to the merger agreement of its representations and warranties or obligations under the merger agreement which would prevent satisfaction of a closing condition and the breach is not reasonably capable of being cured or is not cured prior to 30 days after receipt of written notice of the breach; or

•	the shareholders of 1st Service fail to approve the merger agreement at the 1st Service shareholders meeting;

In addition, SNBV may terminate the merger agreement at any time prior to the 1st Service special meeting if the board of directors of 1st Service does not recommend approval of the merger agreement or changes its recommendation with respect to the merger agreement or does not call and hold a special meeting of 1st Service shareholders to vote on approval of the merger agreement.

1st Service may be required to pay a termination fee to SNBV under certain circumstances (page 43)

If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation with respect to the merger agreement by 1st Service’s board of directors, and

1st Service subsequently enters into an acquisition agreement with another party during the ensuing 15 months, 1st Service will be required to pay SNBV a termination fee of $585,000. The termination fee could discourage other companies from seeking to acquire or merge with 1st Service.

1st Service is prohibited from soliciting other offers (page 33)

1st Service has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than SNBV regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

The merger will be accounted for under the purchase method (page 42)

SNBV will use the purchase method of accounting to account for the merger. Under this method, the total purchase price will be allocated to the assets acquired and liabilities assumed, based on their fair values. To the extent that this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, SNBV will allocate the excess purchase price to intangible assets, including goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense; however, core deposit and other intangibles with definite useful lives recorded by SNBV in connection with the merger will be amortized to expense.

Shareholders of SNBV and 1st Service have different rights (page 102)

SNBV is a Virginia corporation subject to the provisions of the Virginia Stock Corporation Act, or the VSCA, and 1st Service is a federal savings bank governed by the laws of the United States and the regulations of the OTS. Upon completion of the merger, shareholders of 1st Service who become shareholders of SNBV will have rights as shareholders of SNBV governed by the VSCA and SNBV’s certificate of incorporation and bylaws. The rights of shareholders of SNBV differ in certain respects from the rights of shareholders of 1st Service under federal laws and regulations and 1st Service’s charter and bylaws.

Shareholders of 1st Service have dissenters’ rights in connection with the merger (page 44)

Section 552.14 of the OTS Regulations for Federal Savings Associations (12 C.F.R. Section 552.14) provides that, if the merger is consummated, dissenting shareholders who comply with specified requirements shall have the right to receive payment of the fair or appraised value of their shares of 1st Service common stock (exclusive of any element of value arising from the completion or expectation of the merger). The discussion of these rights in this document, along with the copy of Section 525.14 included as Annex III hereto, constitute notice to shareholders of 1st Service as required by Section 552.14(c)(1).

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SNBV

(Dollars in Thousands, Except Per Share Data)

The following information at December 31, 2005 and for the period April 14, 2005 (inception) through December 31, 2005 has been derived from SNBV’s historical audited consolidated financial statements for this period. The financial information at and for the six months ended June 30, 2006 has been derived from SNBV’s unaudited consolidated financial statements for this period, which financial information includes, in the opinion of SNBV’s management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. The results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The information set forth below is only a summary and should be read in conjunction with SNBV’s consolidated financial statements and the related notes contained elsewhere in this document.

	June 30, 2006	December 31, 2005
Balance Sheet Data:
Total assets	$145,561	$122,908
Loans held for sale	—	—
Loans, net of unearned income	92,363	75,031
Core deposit intangibles	2,773	3,024
Total deposits	104,408	77,263
Borrowings	8,110	12,406
Shareholders’ equity	32,586	32,313
Nonperforming assets	—	—
Book value per share	9.31	9.23
Tangible book value per share	8.52	8.37

	Six Months Ended June 30, 2006	April 14, 2005 (inception) through December 31, 2005
Operations Data:
Interest and dividend income	$4,448	$2,395
Interest expense	1,843	605
Net interest income	2,605	1,790
Provision for loan losses	286	1,020
Net interest income after provision for loan losses	2,319	770
Other income	119	51
Other expense	2,117	3,077
Income (loss) before income tax expense	321	(2,256)
Income tax expense	—	—
Net income (loss)	321	(2,256)
Net income (loss) per share:
Basic	0.09	(0.64)
Diluted	0.09	(0.64)

SELECTED HISTORICAL FINANCIAL DATA OF 1st SERVICE

(Dollars in Thousands, Except Per Share Data)

The following information at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 has been derived from 1st Service’s historical audited consolidated financial statements for those years, which have been restated to reflect the discontinuance of the mortgage division of 1st Service in April 2006. The financial information at and for the six months ended June 30, 2006 and 2005 has been derived from 1st Service’s unaudited consolidated financial statements for these periods, which financial information includes, in the opinion of 1st Service’s management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. The results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The information set forth below is only a summary and should be read in conjunction with 1st Service’s consolidated financial statements and the related notes contained elsewhere in this document.

	June 30, 2006	December 31,
		2005	2004	2003	2002	2001
Balance Sheet Data:
Total assets	$124,410	$128,499	$98,030	$67,564	$75,453	$25,853
Loans held for sale	1,212	10,446	12,600	10,958	29,759	9,313
Loans, net of unearned income	117,439	111,392	81,597	46,733	41,769	14,938
Core deposit intangibles	—	—	—	—	—	—
Total deposits	101,483	82,034	69,895	58,940	57,312	18,981
Borrowings	14,000	37,000	19,167	—	10,591	—
Shareholders’ equity	7,634	8,428	8,231	7,857	6,945	6,540
Nonperforming assets	—	—	—	—	—	—
Book value per share	8.79	9.83	9.60	9.16	8.10	7.64
Tangible book value per share	8.79	9.83	9.60	9.16	8.10	7.64

	Six Months Ended June 30,		Year Ended December 31,
Operations Data:	2006	2005	2005	2004	2003	2002	2001
Interest and dividend income	$3,961	$2,855	$6,294	$4,315	$3,626	$2,700	$865
Interest expense	2,194	1,198	2,958	1,624	1,509	1,131	324
Net interest income	1,767	1,657	3,336	2,691	2,117	1,569	541
Provision for loan losses	64	142	228	255	46	165	150
Net interest income after provision for loan losses	1,703	1,516	3,108	2,436	2,071	1,404	391
Other income	34	73	265	107	3	15	19
Other expense	1,967	1,208	2,758	2,271	1,836	1,513	1,361
Income (loss) from continuing operations	(230)	380	615	272	238	(94)	(951)
Income (loss) from discontinued operations	(685)	(77)	(418)	102	674	487	(191)
Net income (loss)	(915)	303	197	374	912	393	(1,142)
Net income (loss) per share:
Basic	(1.05)	0.35	0.23	0.44	1.06	0.46	(1.33)
Diluted	(1.05)	0.35	0.23	0.44	1.06	0.46	(1.33)

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)

The following table sets forth selected unaudited pro forma combined consolidated financial information for SNBV and 1st Service. The pro forma information gives effect to the merger as if this transaction had been effective on the date presented, in the case of balance sheet data, and as if this transaction had been effective at the beginning of the indicated periods, in the case of operations data. The pro forma information in the table assumes that the merger is accounted for under the purchase method of accounting. See “The Merger—Accounting Treatment of the Merger” on page 42. The pro forma information does not reflect the anticipated public offering of SNBV common stock. The information in the following table is based on, and should be read together with, the detailed pro forma combined consolidated financial information contained elsewhere in this document and the historical financial information of SNBV and 1st Service continued elsewhere in this document. See “Unaudited Pro Forma Combined Consolidated Financial Information” on page 95 and “Index to Financial Statements” on page F-1.

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of financial benefits from such items as cost savings and revenue enhancements. Accordingly, the pro forma information does not attempt to predict or suggest future results and is not necessarily indicative of the results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

Balance Sheet Data:	June 30, 2006
Total assets	$274,529
Loans, net of unearned income (1)	209,895
Goodwill and core deposit intangibles	11,621
Total deposits	205,891
Borrowings	23,610
Shareholders’ equity	41,036
Nonperforming assets	—
Book value per share	9.83
Tangible book value per share	7.04

	Six Months Ended June 30, 2006	Year Ended December 31, 2005 (2)
Operations Data:
Interest and dividend income	$8,409	$8,689
Interest expense	4,037	3,563
Net interest income	4,372	5,126
Provision for loan losses	350	1,248
Net interest income after provision for loan losses	4,022	3,878
Other income	153	315
Other expense	4,264	6,195
Income (loss) before income tax expense	(89)	(2,002)
Income tax expense	—	—
Income (loss) from continuing operations	(89)	(2,002)
Earnings (loss) from continuing operations per share:
Basic	(0.02)	(0.48)
Diluted	(0.02)	(0.48)

(1)	Includes loans held for sale.
(2)	Includes information relating to SNBV for the period from inception at April 14, 2005 through December 31, 2005.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table sets forth for the SNBV common stock and the 1st Service common stock certain historical, pro forma and pro forma equivalent per share financial information. The pro forma and pro forma equivalent per share information gives effect to the merger as if this transaction had been effective on the dates presented, in the case of the book value and tangible book value data, and as if this transaction had been effective at the beginning of the indicated periods, in the case of the income from continuing operations data. No dividends were paid by either SNBV or 1st Service during these periods. The pro forma information in the table assumes that the merger is accounted for under the purchase method of accounting. See “The Merger—Accounting Treatment of the Merger” on page 42. The pro forma information does not reflect the anticipated public offering of SNBV common stock. The information in the following table is based on, and should be read together with, the detailed pro forma combined consolidated financial information contained elsewhere in this document and the historical financial information of SNBV and 1st Service contained elsewhere in this document. See “Unaudited Pro Forma Combined Consolidated Financial Information” on page 95 and “Index to Financial Statements” on page F-1.

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of financial benefits from such items as cost savings and revenue enhancements. Accordingly, the pro forma information does not attempt to predict or suggest future results and is not necessarily indicative of the results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	SNBV Common Stock			1st Service Common Stock
	Historical	Pro Forma Combined(1)		Historical	Pro Forma Equivalent(2)
Income (loss) from continuing operations per basic share: Six Months Ended June 30, 2006 Year ended December 31, 2005(3)	$0.09 (0.64)	$(0.02 (0.48	) )	$(0.26 0.72)	$(0.14 (0.44	) )

Income (loss) from continuing operations per diluted share: Six Months Ended June 30, 2006 Year ended December 31, 2005(3)	0.09 (0.64)	(0.02 (0.48	) )	(0.26 0.72)	(0.14 (0.44	) )

Book value per share: June 30, 2006 December 31, 2005	9.31 9.23	9.83 9.76		8.79 9.83	7.48 7.43

Tangible book value per share: June 30, 2006 December 31, 2005	8.52 8.37	7.04 6.92		8.79 9.83	5.36 5.27

(1)	Pro forma combined amounts are calculated by adding together the historical amounts reported by SNBV and 1st Service, as adjusted for:

•	the estimated purchase accounting adjustments to be recorded in connection with the merger (consisting of mark-to-market valuation adjustments for assets acquired and liabilities assumed and adjustments for intangible assets established, and the resultant amortization/accretion of certain of such adjustments over appropriate future periods); and

•	an estimated 676,000 shares of SNBV common stock to be issued in connection with the merger based on the terms of the merger agreement and the number of fully diluted shares of 1st Service common stock outstanding on the date of the merger agreement. Does not include the potential exercise of outstanding 1st Service stock options to acquire 61,750 shares of 1st Service common stock. If such options were exercised prior to closing of the merger, SNBV would issue, in addition to the 676,000 shares of SNBV common stock to be issued in the merger, up to an additional approximately 32,000 shares to 1st Service shareholders in the merger.

(2)	Pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by the .76092 exchange ratio. This information is presented to reflect that 1st Service shareholders will, based on the exchange ratio, receive less than one share of SNBV common stock for each share of 1st Service common stock they own immediately prior to completion of the merger.
(3)	Includes information relating to SNBV for the period from inception at April 14, 2005 through December 31, 2005.

RISK FACTORS RELATING TO THE MERGER

In addition to the other information included in this proxy statement/prospectus, you should carefully consider the matters described below in determining whether to approve the merger agreement.

SNBV may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, SNBV’s ability to realize anticipated cost savings and to combine the businesses of SNBV and 1st Service in a manner that does not materially disrupt the existing customer relationships of 1st Service or result in decreased revenues resulting from any loss of customers and that permits growth opportunities to occur. If SNBV is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

SNBV has a limited operating history which makes it difficult to predict its future prospects and financial performance.

SNBV and Sonabank commenced operations on April 14, 2005. Consequently, SNBV has limited historical financial data upon which to determine its future prospects. SNBV reported a $2.3 million loss for the period April 14, 2005 (inception) through December 31, 2005 and net income of $321,000 for the six months ended June 30, 2006. There can be no assurance that SNBV will be successful in achieving or maintaining profitability in future periods.

SNBV is dependent on key personnel, and its failure to attract and retain key personnel could adversely affect its business.

SNBV’s business is significantly dependent on its ability to retain key members of its senior management team, particularly Georgia S. Derrico, Chairman and Chief Executive Officer, and Roderick Porter, President. SNBV has not entered into an employment agreement with either of these persons. SNBV’s future success also depends on its continuing ability to attract and retain other highly-qualified personnel. Competition for such personnel is intense, and there can be no assurance that SNBV can retain key employees or that it can attract and retain other highly-qualified personnel in the future. Failure to attract and retain such personnel could have a material adverse effect on SNBV’s business, financial condition and results of operations.

There is currently no public trading market for the SNBV common stock and there can be no assurance that one will develop or be maintained in the future, which may adversely affect your ability to sell your shares of SNBV common stock and the price which you could obtain for such shares.

The SNBV common stock has not been publicly traded, and there currently is no public market for the SNBV common stock or any market maker for the stock. Although SNBV plans to issue additional shares of SNBV common stock in a public offering and, in connection therewith, has received approval to list the SNBV common stock on the Nasdaq Capital Market under the symbol “SONA,” there can be no assurance that the anticipated public offering will occur or that the SNBV common stock will be so listed, or if the offering does occur and the stock is so listed, that an established and liquid trading market for the SNBV common stock will develop or that it will continue if it does develop. If a trading market for the SNBV common stock does not develop or is not maintained, your ability to sell your shares of SNBV common stock may be severely constrained and the price at which you are able to sell such shares may be adversely affected.

SNBV does not intend to pay dividends.

SNBV has not paid any dividends to date and does not intend to pay any dividends on the SNBV common stock in the foreseeable future. SNBV’s ability to pay dividends on the SNBV common stock is subject to regulatory restrictions.

Holders of SNBV common stock have no preemptive rights and are subject to potential dilution in connection with a planned offering of SNBV common stock and any additional issuances of SNBV common stock.

SNBV currently plans to sell up to 2,000,000 shares of SNBV common stock in a registered public offering. SNBV is offering the shares on a best efforts basis through FIG Partners and will not condition the offering on the sale of a minimum number of shares. The proceeds from this offering will be used by SNBV for general corporate purposes.

The certificate of incorporation of SNBV does not provide any shareholders with a preemptive right to subscribe for additional shares of common stock upon any increase thereof. Thus, upon the issuance of any additional shares of SNBV common stock, or securities which are convertible into SNBV common stock, you may be unable to maintain your pro rata voting or ownership interest in SNBV.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements by SNBV and 1st Service within the meaning of the federal securities laws. These forward-looking statements include information about the financial condition, results of operations, plans, objectives and business of SNBV following completion of the merger, as well as information about the consummation and anticipated timing of the merger and the tax consequences of the merger. When used in this document, any of the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts” and words or phrases of similar import are intended to indicate forward-looking statements. These statements reflect the current view of SNBV with respect to future events and are subject to risks, uncertainties and assumptions that include, without limitation, the risks that the merger will not be completed, estimated cost savings and revenue enhancements from the merger may not be fully realized within the expected time frames, deposit attrition, customer loss or revenue loss following the merger may be greater than expected and costs or difficulties related to the integration of the business of SNBV and 1st Service may be greater than expected, as well as risks associated with competitive factors, general economic conditions, geographic credit concentration, customer relations, interest rate volatility, governmental regulation and supervision, defaults in the repayment of loans, changes in the volume of loan originations and changes in industry practices. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this proxy statements/prospectus as anticipated, believed, estimated, expected or intended.

GENERAL INFORMATION

This document constitutes a proxy statement of 1st Service and is being furnished to all record holders of 1st Service common stock in connection with the solicitation of proxies by the boards of directors of 1st Service to be used at a special meeting of shareholders of 1st Service to be held on November 21, 2006 and any adjournment or postponement of this meeting. The purposes of the special meeting are to consider and vote upon the merger agreement, which provides, among other things, for the merger of 1st Service with and into Sonabank, and a proposal to exempt certain payments to Ernest L. Tressler from the operation of Section 280G of the Internal Revenue Code.

This document also constitutes a prospectus of SNBV relating to the SNBV common stock to be issued to holders of 1st Service common stock upon completion of the merger. Based on the terms of the merger agreement and the number of shares of 1st Service common stock and number of options to purchase such stock at $10.00 per share outstanding on the date of the merger agreement, approximately 676,000 shares of SNBV common stock will be issuable in the merger (707,815 shares assuming all 1st Service stock options outstanding on that date are exercised prior to completion of the merger).

SNBV has supplied all information contained in this document relating to SNBV, and 1st Service has supplied all such information relating to 1st Service.

THE  1ST  SERVICE  SPECIAL  MEETING

Date, Place and Time

A special meeting of shareholders of 1st Service will be held at 5:00 p.m., local time, on Tuesday, November 21, 2006 at the main office of 1st Service located at 6830 Old Dominion Drive, McLean, Virginia 22101.

Matters to be Considered

The purposes of the 1st Service special meeting are to consider and vote on (i) a proposal to approve the merger agreement, (ii) a proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back by Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code and (iii) any other matters that may be properly submitted for a vote at the 1st Service special meeting. At this time, the 1st Service board of directors is unaware of any matters, other than as set forth in the preceding sentence, that may be properly presented for action at the 1st Service special meeting.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on October 23, 2006 has been fixed by 1st Service as the record date for the determination of holders of 1st Service common stock entitled to notice of and to vote at the special meeting and any adjournment or postponement of the 1st Service special meeting. At the close of business on the record date, there were 871,960 shares of 1st Service common stock outstanding and entitled to vote. Each share of 1st Service common stock entitles the holder to one vote at the 1st Service special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

Shareholders of record may vote by mail or by attending the 1st Service special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

You will have the power to revoke your proxy at any time before it is exercised by:

•	delivering prior to the special meeting a written notice of revocation addressed to the Secretary of 1st Service (Sidney G. Simmonds, Secretary, 1st Service Bank, 6830 Old Dominion Drive, McLean, Virginia 22101);

•	delivering to 1st Service prior to the special meeting a properly executed proxy with a later date; or

•	attending the special meeting and voting in person.

Attendance at the 1st Service special meeting will not, in and of itself, constitute revocation of a proxy.

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and sign and return a proxy card without giving specific voting instructions, your shares will be voted “FOR” the proposal to approve the merger agreement and “FOR” the proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code.

At this time, the 1st Service board of directors is unaware of any matters, other than as set forth in the preceding paragraph, that may be properly presented for action at the 1st Service special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Votes Required

A quorum, consisting of the holders of a majority of the issued and outstanding shares of 1st Service common stock, must be present in person or by proxy before any action may be taken at the 1st Service special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal.

Proposal One. The affirmative vote of the holders of two thirds of the outstanding shares of 1st Service common stock, voting in person or by proxy, is necessary to approve the merger agreement on behalf of 1st Service. In addition to this required vote, in the event that the board of directors of 1st Service changes its recommendation that 1st Service shareholders vote “FOR” approval of the merger agreement or takes certain other actions, the merger agreement also will have to be approved by the holders of a majority of the outstanding shares of 1st Service common stock not held by persons who are a party to a shareholder agreement who vote, in person or by proxy, at the 1st Service special meeting. See “The Merger—Shareholder Meeting and Covenant to Recommend the Merger Agreement,” beginning on page 32, and “The Merger—Supplemental Required Vote of 1st Service Shareholders,” beginning on page 33.

Proposal Two. Under Section 280G of the Internal Revenue Code and the related regulations, the affirmative vote of the holders of more than 75% of the outstanding shares of 1st Service common stock (excluding any shares actually or constructively owned by Mr. Tressler, which will not be counted as outstanding and may not be voted for this purpose) is necessary to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. The approval of this proposal is not a condition to the completion of the merger and will not change the merger consideration which a 1st Service shareholder will be eligible to receive upon completion of the merger.

Other Proposals. The affirmative vote of a majority of the votes cast by the holders of shares of 1st Service common stock voting, in person or by proxy, at the special meeting is necessary to approve any other matter properly submitted to shareholders for their consideration at the special meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the 1st Service special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers. Under these rules, neither the proposal to approve the merger agreement nor the proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler is an item on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the special meeting. Because of the required votes for these proposals, abstentions and broker “non-votes” will have the effect of a vote against each such proposal. And for the same reason, the failure of any 1st Service shareholder to vote by proxy or in person at the special meeting will have the effect of a vote against each such proposal.

Each director of 1st Service has entered into a shareholder agreement with SNBV under which he has agreed to vote all of his shares of 1st Service common stock “FOR” approval of the merger agreement, this ensuring approval of this proposal by shareholders at the special meeting. Under his respective shareholder agreement with SNBV, each director of 1st Service, other than Mr. Tressler, also has agreed to vote “FOR” the proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Mr. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. See “The Merger—Shareholder Agreements,” beginning on page 44. The directors of 1st Service beneficially own 609,900 shares or 70.0% of the outstanding 1st Service common stock in the aggregate (604,900 shares or 69.4% excluding Mr. Tressler). See “Certain Beneficial Owners of the 1st Service Common Stock,” beginning on page 108.

As of the close of business on the record date for the 1st Service special meeting, neither SNBV nor, to the knowledge of SNBV, any of its directors and executive officers, beneficially owned any shares of 1st Service common stock.

Solicitation of Proxies

1st Service will pay all costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors, except that SNBV and 1st Service will share equally the cost of printing and mailing this document to the shareholders of 1st Service. In addition to solicitation by mail, the directors, officers and employees of 1st Service may solicit proxies from shareholders of 1st Service in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and 1st Service will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Recommendations of the 1st Service Board of Directors

The 1st Service board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Based on 1st Service’s reasons for the merger described in this document, including the fairness opinion of Milestone Advisors, LLC, the board of directors of 1st Service believes that the merger is in the best interests of 1st Service’s shareholders and unanimously recommends that 1st Service shareholders vote “FOR” approval of the merger agreement. See “The Merger—1st Service’s Reasons for the Merger” beginning on page 20.

The 1st Service board of directors, with Mr. Tressler abstaining, also has approved the proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Mr. Tressler so that all such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code, and recommends that 1st Service shareholders vote “FOR” approval of this proposal.

THE MERGER PROPOSAL

(Proposal One)

The following information describes the material aspects of the merger agreement and the transactions contemplated thereby, including the merger. The description does not purport to be complete and is qualified in its entirely by reference to the merger agreement included as Annex I and the other annexes to this document. We urge you to carefully read the annexes in their entirety.

The Merger

Subject to the terms and conditions of the merger agreement, and in accordance with federal laws and regulations, 1st Service will merge with and into Sonabank. Sonabank will be the surviving corporation and will continue its corporate existence as a national bank under the laws of the United States. When the merger of 1st Service and Sonabank is completed, the separate corporate existence of 1st Service will terminate.

Upon completion of the merger, each outstanding share of 1st Service common stock (other than “treasury stock,” as defined in the merger agreement, and any dissenting shares) will automatically be converted into and cancelled in exchange for the right to receive (i) .76092 of a share of SNBV common stock (the “exchange ratio”) and (ii) $5.26 in cash (collectively, with cash in lieu of any fractional share interest in SNBV common stock, the “merger consideration”).

SNBV will not issue certificates or scrip for fractional shares of SNBV common stock in the merger. Instead, each holder of 1st Service common stock who otherwise would have been entitled to a fraction of a share of SNBV common stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of 1st Service common stock owned by such holder at the effective time of the merger) by $12.50, the assumed value of a share of SNBV common stock for purposes of the merger agreement.

The exchange ratio shall be subject to appropriate adjustments in the event that, subsequent to the date of the merger agreement but prior to the effective time of the merger, the outstanding SNBV common stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in SNBV’s capitalization.

Background of the Merger

On April 27, 2005, Ernest L. Tressler, President and Chief Executive Officer of 1st Service, had lunch with Georgia S. Derrico, Chairman and Chief Executive Officer of SNBV, and R. Roderick Porter, Vice Chairman and President of SNBV, at their invitation. During this introductory meeting, Ms. Derrico and Mr. Porter inquired about combining Sonabank and 1st Service.

On April 28, 2005, Mr. Tressler informed the 1st Service board of directors about the inquiry from SNBV, and the board informally agreed to consider any acquisition proposal of SNBV.

At a lunch meeting on June 27, 2005, Mr. Tressler informed Ms. Derrico and Mr. Porter of the willingness of the 1st Service board to consider an acquisition proposal from SNBV.

On July 25, 2005, Ms. Derrico and Mr. Porter had lunch with Mr. Tressler, Sidney Simmonds, a director of 1st Service, Carl Varblow, a director of 1st Service who owns a majority of the outstanding 1st Service common stock, and Roland Varblow, a director of 1st Service who also is a shareholder of 1st Service. This meeting was suggested by Ms. Derrico and Mr. Porter so that they could meet the majority shareholder of 1st Service.

On August 25, 2005, the 1st Service board of directors established a merger and acquisitions subcommittee which was comprised of Messrs. Simmonds, Tressler, Carl Varblow, Roland Varblow and Donald Ziegler.

On September 9, 2005, Ms. Derrico and Messrs. Porter and Tressler had lunch to discuss a potential acquisition of 1st Service by SNBV. During the following weeks, 1st Service determined that it was advisable to retain a financial advisor to assist it in evaluating a potential acquisition of 1st Service by SNBV or another party.

On December 8, 2005, Milestone made a presentation to the board of directors of 1st Service regarding various strategic alternatives. 1st Service engaged Milestone as a financial advisor on December 22, 2005 and requested that it work with management to identify and contact potential acquirers of 1st Service.

In February and March 2006, Milestone contacted 26 financial institutions about a potential acquisition of 1st Service, one of which was SNBV. Of the 26 contacted financial institutions, 16 executed confidentiality agreements with 1st Service, including SNBV. Information regarding 1st Service was provided to each of the 16 financial institutions that executed the confidentiality agreement.

On March 28, 2006, SNBV submitted a confidential nonbinding indication of interest, including potential financial terms, to 1st Service through Milestone. No other institution submitted a written indication of interest in acquiring 1st Service.

The 1st Service board of directors met on April 4, 2006. At this meeting, representatives of Milestone presented to the board the indication of interest received from SNBV. Information regarding SNBV and SonaBank also was presented to and discussed by the board of directors. At this meeting, 1st Service’s board authorized continued discussions with SNBV.

SNBV conducted a due diligence review of 1st Service on June 7-9, 2006.

On June 13, 2006, SNBV submitted a revised indication of interest to 1st Service through Milestone.

On June 14th, 2006 1st Service, along with representatives from Milestone, conducted a due diligence review of SNBV and Sonabank at the main office of Sonabank in Warrenton, Virginia.

At a meeting of the 1st Service board of directors held on June 15, 2006, information regarding the proposed transaction and SNBV and Sonabank was reviewed by the board of directors. At this meeting the board of directors authorized Milestone to continue negotiations with SNBV.

On June 29, 2006, representatives of SNBV met with Carl and Roland Varblow, directors of 1st Service and owners of a majority of the outstanding 1st Service common stock. Following this meeting, SNBV offered to increase the merger consideration by $120,000.

On June 27, 2006, the SNBV board of directors met and unanimously approved the merger agreement.

On July 6, 2006, 1st Service’s board of directors held a special meeting at which representatives of Milestone and Elias, Matz, Tiernan & Herrick L.L.P. were present. The results of 1st Service’s due diligence on SNBV and Sonabank was discussed by the board of directors. Milestone and special counsel briefed the board of directors on final negotiations concerning the merger agreement and related matters. During this meeting, Milestone delivered its opinion to the 1st Service board of directors that, as of such date, the proposed merger consideration was fair to the holders of 1st service common stock from a financial point of view. The board of directors, with special counsel, reviewed the merger agreement and its terms. Following review and discussion by the 1st Service board of directors, the 1st Service board unanimously approved the merger agreement and the transactions contemplated thereby.

During the several days following the meetings of their respective boards of directors, 1st Service resolved to SNBV’s satisfaction all remaining matters from SNBV’s due diligence review of 1st Service. On July 14, 2006, the parties executed the merger agreement and related documents and made a public announcement of the transaction.

1st Service’s Reasons for the Merger

The 1st Service board of directors has determined that the merger agreement and the merger are fair to and in the best interests of 1st Service and its shareholders. Accordingly, the 1st Service board has unanimously approved the merger agreement and recommends that 1st Service’s shareholders approve the merger agreement.

In reaching its decision to approve the merger agreement and recommend its approval by 1st Service’s shareholders, the 1st Service board consulted with 1st Service’s management, as well as 1st Service’s legal and financial advisors, and considered a number of factors, including:

•	its knowledge of 1st Service’s business, operations, financial condition, earnings and prospects;

•	its knowledge of SNBV’s business, operations, financial condition, earnings and prospects, taking into account the results of 1st Service’s due diligence review of SNBV;

•	its knowledge of the current environment in the financial services industry, including continued consolidation, evolving trends in technology, increasing competition and the effects of these factors on financial institutions such as 1st Service and SNBV;

•	current financial market conditions;

•	the lack of a public market for the 1st Service common stock and the SNBV common stock;

•	the financial analyses presented by Milestone Advisors to the 1st Service board, and the opinion delivered to the 1st Service board by Milestone Advisors to the effect that, as of July 6, 2006, and based upon and subject to the considerations set forth in the opinion, the merger consideration to be paid by SNBV in the merger is fair, from a financial point of view, to the holders of 1st Service common stock (see “- Opinion of 1st Service’s Financial Advisor” beginning on page 21);

•	its assessment, based in part on discussions with Milestone Advisors, that it currently was unlikely that another acquiror had both the willingness and the financial capability to offer to acquire 1st Service at a price which was materially higher than that being offered by SNBV;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, the absence of a financing condition, a provision which permits 1st Service’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party which has submitted a bona fide unsolicited written proposal to acquire 1st Service, a provision which would require approval of the holders of a majority of the shares which are voted at the special meeting and not held by directors of 1st Service who have committed to vote for the merger agreement in their individual capacities in the event that the 1st Service board of directors, in the exercise of its fiduciary duties, changed its recommendation to 1st Service shareholders with respect to the merger agreement, and a provision providing for the payment of a termination fee by 1st Service to SNBV if the merger agreement is terminated under certain circumstances, and the effect such termination fee could have on a third party’s decision to propose a merger or similar transaction to 1st Service at a higher price than that contemplated by the merger;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the possibility that SNBV might seek to raise additional capital through a public offering of SNBV common stock soon after the merger and, if so, that the shares of SNBV common stock may be listed on a stock exchange; and

•	various potential risks associated with the merger, including:

°	the challenges of integrating 1st Servie’s businesses, operations and workforce with those of SNBV,

°	the conversion of 1st Service’s systems into SNBV’s systems,

°	the shareholder and regulatory approvals which are needed in order to complete the merger, and

°	the risks associated with achieving anticipated cost savings, potential revenue enhancements and other potential financial benefits within expected time frames, as well as with maintaining reorganization, integration and restructuring expense at anticipated levels.

The foregoing discussion of the factors considered by the 1st Service board in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors considered by the 1st Service board. In reaching its decision to approve the merger agreement and the merger, the 1st Service board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The 1st Service board considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Opinion 1st Service’s Financial Advisor

Milestone was retained by 1st Service to act as its financial advisor in connection with a possible business combination with select other institutions. 1st Service selected Milestone because of its knowledge of, experience with and reputation in the financial services industry. Milestone agreed to assist 1st Service in analyzing, structuring, negotiating and effecting a possible sale or merger. Milestone is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Milestone and 1st Service entered into a letter agreement dated December 22, 2005. Under this agreement, 1st Service agreed to pay Milestone a fee of 1% of the aggregate merger consideration based on its value at the closing of a transaction, of which 25% is payable upon execution of a definitive merger agreement and the remainder is payable at the closing of the merger. Assuming a share of SNBV common stock has a value of $12.50 per share, the estimated fee is $131,200, of which $32,800 has been paid by 1st Service to date. 1st Service also agreed to reimburse Milestone for its reasonable out-of-pocket expenses incurred in connection with the engagement, as well as to indemnify Milestone and its controlling persons against certain liabilities which they may incurr in connection with the merger.

1st Service’s board of directors considered and approved the merger agreement at a board meeting held on July 6, 2006. At this meeting Milestone delivered to the board its oral opinion that, as of July 6, 2006, the merger consideration was fair to 1st Service’s shareholders from a financial point of view. This opinion was delivered in written form by letter dated July 10, 2006.

The text of Milestone’s written opinion is attached as Annex II to this document and is incorporated to this discussion by reference. 1st Service shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Milestone.

Milestone’s opinion was provided for the use and benefit of the 1st Service board of directors in connection with its evaluation of the consideration to be paid by SNBV in the merger. The Milestone opinion only addresses the fairness, from a financial point of view, of the consideration to be received by the 1st Service shareholders in the merger and only speaks as of its date. The Milestone opinion does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any 1st Service shareholder as to how the shareholder should vote at the 1st Service special meeting on the merger or any related matter.

In rendering its opinion, Milestone has, among other things:

•	reviewed the historical financial performances, current financial positions and general prospects of 1st Service and SNBV;

•	considered the proposed financial terms of the merger and examined the projected consequences of the merger with respect to, among other things, market value, earnings and tangible book value per share of SNBV common stock;

•	to the extent deemed relevant, analyzed selected public information of certain other thrifts and thrift holding companies and compared 1st Service from a financial point of view to those other thrifts and thrift holding companies;

•	compared the terms of the merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

•	discussed with certain members of senior management of 1st Service and SNBV the strategic aspects of the merger, including estimated cost savings from the merger and other matters relevant to the future performance of the combined entity;

•	reviewed the merger agreement; and

•	performed such other analyses and examinations as it deemed necessary.

In performing its review and in rendering its opinion, Milestone has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by 1st Service or SNBV or their respective representatives or that was otherwise reviewed by Milestone, and has assumed such accuracy and completeness for purposes of rendering its opinion. Milestone has further relied on the assurances of management of 1st Service and SNBV that they are not aware of any facts or circumstances not within the actual knowledge of Milestone that would make any of such information inaccurate or misleading. Milestone has not been asked to and has not undertaken any independent verification of any of such information and Milestone does not assume any responsibility or liability for the accuracy or completeness thereof. Milestone has not made an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of 1st Service or SNBV or any of their subsidiaries, or the collectibility of any such assets, nor has Milestone been furnished with any such evaluations or appraisals. Milestone has not made any independent evaluation of the adequacy of the allowance for loan losses of 1st Service or SNBV or any of their subsidiaries nor have they reviewed any individual credit files and has assumed that 1st Service and SNBV’s allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis.

The following is a summary of the material analyses performed by Milestone and presented to the 1st Service board on July 6, 2006. The summary is not a complete description of all the analyses underlying Milestone’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Milestone believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Financial Analyses. Milestone analyzed the merger consideration using standard evaluation techniques, consisting of comparable trading multiples, comparable acquisition multiples and the net present value of free cash flows and terminal value.

Merger Consideration. Milestone analyzed the proposed merger consideration based on 868,460 shares of outstanding 1st Service common stock and outstanding options to purchase 61,750 shares of 1st Service common stock at $10.00 per share. The aggregate merger consideration amounted to $13,120,000 assuming a share of SNBV common stock was worth $12.50, of which $4,668,286, or 36%, was payable in cash and $8,451,714, or 64%, was payable in stock, with $12,825,565 payable to existing shareholders and $294,435 payable to existing option holders. The merger consideration was deemed to have a value of $14.77 per share, consisting of the sum of $5.26 of cash and $9.51 of SNBV common stock, assuming a share of SNBV common stock was worth $12.50 (0.7609 x $12.50).

Market Value-Trading. Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree to transfer shares. The market value for a thrift can be determined by comparison to the median price to earnings and price to tangible book value of local or regional publicly-traded thrifts, adjusting for significant differences in financial performance criteria. For this purpose, Milestone selected a comparable trading group which was comprised of publicly-traded thrifts with assets between $100 million and $150 million.

The following table sets forth the median price to earnings, price to book value and price to tangible book value of the comparable trading group calculated by Milestone. As a privately-held company, there is no comparable trading information available for 1st Servie.

	Price to Last Twelve Months Earnings per Share	Price to Book Value Per Share	Price to Tangible Book Value Per Share
Comparable Trading Group Median	18.6x	108.4%	108.4%

The selected Comparable Trading Group was composed of: ebank Financial Services, Inc., City Savings Financial Corp., Great American Bancorp, Inc., Security Bancorp, Inc. Coddle Creek Financial Corp., SouthFirst Bancshares, inc., Peoples-Sidney Financial Corporation, BUCS Financial Corp., Lexington B&L Financial Corp., Homestead Bancorp, Inc., Midland Capital Holdings Corporation, East Side Financial, Inc., Third Century Bancorp, Community Investors Bancorp, Inc., FPB Financial Corp., United Tennessee Bankshares, Inc., Roebling Financial Corp, Inc., Horizon Financial Services Corporation, Royal Financial, Inc., Indian Village Bancorp Inc., BancAffiliated, Inc., Farnsworth Bancorp, Inc., Crazy Woman Creek Bancorp Incorporated, Southern Banc Company, Inc., and DSA Financial Corporation.

Market Value—Acquisition. In analyzing the consideration value to be paid for 1st Service, Milestone evaluated price to earnings, price to book value, price to tangible book value and franchise premium to core deposits multiples for recently announced thrift mergers. There were two comparable acquisition groups, which were composed of thrifts that announced sales after January 1, 2003 where the target company had (i) assets between $100 and $200 million or (ii) assets less than $500 million with return on average assets less than 0.5% and tangible equity to total assets less than 7%. The following table illustrates the average and median pricing multiples of the comparable acquisition groups in comparison to the same for the proposed merger consideration.

	Price to Last Twelve Months Earnings per Share	Price to Book Value Per Share	Price to Tangible Book Value Per Share		Franchise Premium to Core Deposits
1st Service Acquisition multiples	NM	165.5%	183.3	%(1)	6.6	%(1)

Thrifts with Assets Between $100—$200MM
Comparable Acquisition Average	31.2x	172.9%	174.6%		15.8%
Comparable Acquisition Median	23.3x	165.5%	168.3%		14.5%

Thrifts with Assets Less than $500MM with ROAA < 0.5% and Tangible Equity/Total Assets < 7%
Comparable Acquisition Average	27.5x	145.9%	147.8%		5.8%
Comparable Acquisition Median	27.3x	128.4%	128.8%		3.2%

(1)	If mortgage servicing rights were considered tangible assets, as they are for regulatory capital purposes, tangible book value per share and franchise premium to core deposits would be 165.5% and 5.8%, respectively.

The selected Comparable Acquisition Group of Thrifts with Assets Between $100-$200MM was composed of (Buyer/Target): Sterling Bank/ Farnsworth Bancorp, Inc., Mercantil Servicios Financieros/ Florida Savings Bank, Flushing Financial Corporation/ Atlantic Liberty Financial Corp, MainSource Financial Group Inc./ Peoples Ohio Financial Corp., Landmark Bancorp, Inc./ First Manhattan Bancorporation, Inc., Hometown Community Bancorp, Inc./ Progressive Bancorp, Inc., Frandsen Financial Corporation/ QCF Bancorp, Inc., Broadway Bancshares, Inc./ Balcones Bank, SSB, Peoples Community Bancorp, Inc./ PFS Bancorp, Inc., MutualFirst Financial, Inc./ Most of Fidelity FSB of Marion, HomeTrust Bank/ Home Savings Bank, SSB of Eden, Oak Hill Financial, Inc./ Lawrence Financial Holdings, Inc., Texas Regional Bancshares, Inc./ Mercantile Bank & Trust, Federal Savings Bank, Kentucky First Federal Bancorp (MHC)/ Frankfort First Bancorp, Inc., Prosperity Bancshares, Inc./ Village Bank & Trust, S.S.B., Prosperity Bancshares, Inc./ Liberty Bancshares Inc., Northbrook Investments, LLC/ North Bancshares, Inc., United Community Banks, Inc./ Fairbanco Holding Company, Inc., Independent Bank Corp./ Falmouth Bancorp, Inc., Landmark Bancorp, Inc./ First Kansas Financial Corporation, Northwest Bancorp, Inc. (MHC)/ Skibo Financial Corp. (MHC), Monarch Community Bancorp, Inc./ MSB Financial, Inc., Auburndale Co-operative Bank/ Newton South Co-operative Bank, Standard Bancshares Inc./ Security Financial Bancorp Inc.

The selected Comparable Acquisition Group of Thrifts with Assets less than $500MM with ROAA < 0.5% and Tangible Equity/Total Assets < 7% was composed of (Buyer/Target): Northwest Bancorp Inc. (MHC)/ Equinox Financial Corporation, Farmers & Merchants Bancorp, Inc./ MCM Savings Bank, FSB, Newport Federal Savings Bank/ Westerly Savings Bank, Omni Financial Services/ Georgia Community Bancshares, Inc., Firstrust Corporation/ Central Bank for Savings, Brookline Bancorp, Inc./ Mystic Financial, Inc., Bramble Savings Bank/ First Savings Bank, Patapsco Bancorp, Inc./ Parkville Federal Savings Bank, First Commonwealth Financial Corporation/ Pittsburgh Financial Corp., MidCountry Financial Corp./ Bayside Financial Corp., Advance Bank/ Berean Bank, Premier Bancshares Inc./ Synergy Bank, SSB.

Discounted Cash Flow Analysis. The investment value of any banking institution’s stock is an estimate of the present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. Milestone calculated a discounted cash flow analysis of the net present value of the projected net income of 1st Service through 2009 and the terminal book value of 1st Service at the end of this period. The discounted cash flow analysis was based on earnings projections prepared by management of 1st Service, which projected a loss of $328,000 in 2006, resulting in assumed shareholders’ equity of $8.3 million at December 31, 2006, and net income of $600,000 in 2007, $802,000 in 2008 and $1.2 million in 2009, and assumed that no dividends would be paid during the periods. The earnings projections used by Milestone were prepared by management solely for preparation of the discounted cash flow analysis and are subject to numerous contingencies and uncertainties.

The terminal values were calculated using the projected earnings and book value per share at the end of the period and applying average long-term thrift trading and acquisition multiples. The price to earnings multiple ranged between 15x to 19x (using 16.7x for the base case analysis) and price to book multiples ranged between 150% and 250% (using 200% for the base case analysis). Milestone utilized discount rates between 10% and 15% (using 12.5% for the base case analysis).

Based on these assumptions, Milestone calculated the terminal value of the 1st Service common stock to be between $8.8 million and $17.5 million ($12.8 million for the base case analysis) on an earnings basis and between $10.5 million and $16.0 million ($12.8 million for the base case analysis) on a terminal book value basis. These figures compared with an aggregate value of $13.1 million of merger consideration being offered by SNBV, valuing a share of SNBV common stock at $12.50.

Exchange of 1st Service Stock Certificates

General. SNBV shall appoint an exchange agent for the purpose of exchanging certificates that immediately prior to the merger represented shares of 1st Service common stock for the merger consideration. Immediately prior to the effective time of the merger, SNBV shall deliver to the exchange agent (i) evidence of the number of shares of SNBV common stock issuable under the merger agreement and (ii) an amount of cash sufficient to make all payments of the merger consideration under the merger agreement.

As soon as reasonable practicable (but in no event later than five business days) after the completion of the merger, the exchange agent will mail to each holder of record of a certificate of 1st Service common stock a form of letter of transmittal and instructions for use in effecting the surrender of such certificates in exchange for the merger consideration under the merger agreement. The exchange agent will deliver certificates evidencing the appropriate number of shares of SNBV common stock and a check in payment of the appropriate amount of cash merger consideration promptly following completion of the merger and its receipt of the properly completed transmittal materials together with certificates representing a holder’s shares of 1st Service common stock.

1st Service stock certificates may be exchanged for shares of SNBV common stock and/or cash with the exchange agent for up to six months after the completion of the merger. At the end of that period, any portion of the merger consideration which remains unclaimed will be returned to SNBV. Any holders of 1st Service stock certificates who have not exchanged their certificates will then be entitled to look only to SNBV, and only as general creditors of SNBV, for certificates for shares of SNBV common stock and cash to be received as merger consideration.

If your 1st Service stock certificate has been lost, stolen or destroyed you may receive the merger consideration upon the making of an affidavit of that fact. SNBV may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against SNBV with respect to the lost, stolen or destroyed 1st Service stock certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of 1st Service.

1st Service common stock certificates should NOT be sent to 1st Service or SNBV at this time. 1st Service shareholders will receive instructions for surrendering their certificates after completion of the merger.

Treatment of 1st Service Stock Options

At the effective time of the merger, each outstanding 1st Service stock option, whether or not vested or exercisable, shall be terminated and the holder thereof shall be entitled to receive from SNBV within five business days of such time the following:

•	the number of shares of SNBV common stock (rounded down to the nearest whole share) determined by dividing (x) the product of the option spread amount (as defined below) and ..65, by (y) 12.50; and

•	an amount of cash equal to the sum of (x) the product of the option spread amount and .35 and (y) the cash value of any fractional share interest resulting from the calculation set forth in the preceding bullet point, determined in the manner set forth in the merger agreement, less applicable tax withholding.

For purposes of the merger agreement the term “option spread amount” means, with respect to a 1st Service stock option, the amount determined by multiplying (i) the excess, if any, of $14.77 (the value of the merger consideration, based on a $12.50 assumed value of a share of SNBV common stock) over the applicable per share exercise price of that option, by (ii) the number of shares of 1st Service common stock that the holder could have purchased (assuming full vesting of that option) had that holder exercised that option immediately before the effective time of the merger.

Effective Time of the Merger

The merger will become effective upon the issuance of a certification of merger by the OCC or such later time as may be specified by the OCC. Subject to the satisfaction or waiver of all conditions to the merger set forth in the merger agreement, the parties shall consummate the merger on a date selected by SNBV after such satisfaction or waiver which is no later than the later of (i) five business days after such satisfaction or waiver or (ii) the first month end following such satisfaction or waiver, or on such later date as SNBV and 1st Service may mutually agree upon. A closing will take place immediately prior to the effective time of the merger or on such other date as SNBV and 1st Service may mutually agree upon.

We anticipate that the merger will be completed by the end of 2006. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurance as to whether, or when, SNBV, Sonabank and 1st Service will obtain the required regulatory approvals or complete the merger. If the merger is not completed on or before April 30, 2007, either SNBV or 1st Service may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement. See “—Conditions to the Merger” below.

Conditions to the Merger

Conditions to Each Party’s Obligations. The obligations of SNBV, Sonabank and 1st Service to consummate the transactions contemplated by the merger agreement are subject to the satisfaction of the following conditions at or before the completion of the merger:

•	receipt of the required vote and, if applicable, the supplemental required vote, of the shareholders of 1st Service of the merger agreement (See “—Supplemental Required Vote of 1st Service Shareholders” on page 33);

•	the receipt and continued effectiveness of all regulatory approvals required to consummate the merger and the other transactions contemplated by the merger agreement and the expiration of all applicable statutory waiting periods;

•	the registration statement on Form S-4, which includes this proxy statement/ prospectus, remains effective under the Securities Act of 1933, as amended;

•	the absence of any injunction or other legal prohibition against the merger or the other transactions contemplated by the merger agreement; and

•	the receipt of an opinion of counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Conditions to SNBV’s and Sonabank’s Obligations. The obligations of SNBV and Sonabank to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions at or before the completion of the merger:

•	the representations and warranties of 1st Service are true and correct as of the date of the merger agreement and as of the closing date for the merger (except that certain representations and warranties will be read without materiality or material adverse effect qualifications), other than, in most cases, those failures to be true and correct that would not result or reasonably be expected to result, individually or in the aggregate, in a material adverse effect on 1st Service;

•	performance in all material respects by 1st Service of the obligations required to be performed by it at or prior to the closing date for the merger;

•	there is no noncustomary legal or regulatory restriction or condition applicable to the merger that would be reasonably likely to have or result in a material adverse effect on the business or operations of SNBV following completion of the merger;

•	SNBV’s receipt of a certificate of certain officers of 1st Service as to the number of shares of 1st Service common stock and 1st Service stock options outstanding on the closing date for the merger; and

•	dissenting shares shall not represent 10% or more of the outstanding 1st Service common stock.

Conditions to 1st Service’s Obligations. The obligation of 1st Service to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions at or before the completion of the merger:

•	the representations and warranties of SNBV are true and correct as of the date of the merger agreement and as of the closing date for the merger (except that certain representations and warranties will be read without materiality or material adverse effect qualifications), other than, in most cases, those failures to be true and correct that would not result or reasonably be expected to result, individually or in the aggregate, in a material adverse effect on SNBV; and

•	performance in all material respects by SNBV of the obligations required to be performed by it at or prior to the closing date for the merger.

Representations and Warranties

The merger agreement contains representations and warranties made by 1st Service to SNBV relating to a number of matters, including the following:

•	corporate organization and similar matters relating to 1st Service and its subsidiary;

•	capital structure;

•	corporate authorization and validity and enforceability of the merger agreement and the absence of conflicts with organizational documents, laws and agreements;

•	required approvals of and filings with governmental entities and other third parties and the ability to obtain the same;

•	proper filing of documents with governmental authorities;

•	the conformity with U.S. GAAP of 1st Service’s financial statements and the absence of undisclosed liabilities;

•	broker’s and finder’s fees related to the merger;

•	the absence of certain material changes or events since the date of 1st Service’s last audited financial statements;

•	the absence of litigation, investigations and injunctions;

•	tax matters;

•	employees and employee benefit plans;

•	the approval by 1st Service’s board of directors of the merger agreement and the merger and the recommendation of the merger agreement to the shareholders of 1st Service;

•	1st Service’s possession of all permits and regulatory approvals required to conduct its business and compliance by 1st Service with applicable laws and regulations;

•	the existence, validity and absence of defaults under material contracts;

•	agreements with or directives from regulatory agencies;

•	the accuracy of information relating to 1st Service contained in this document;

•	title to real and personal property and the validity of and absence of defaults relating to leases for leased property;

•	adequacy of insurance coverage;

•	environmental matters;

•	the receipt of the opinion of 1st Service’s financial advisor as to the fairness, from a financial point of view, of the merger consideration to 1st Service’s shareholders;

•	ownership and validity of intellectual property rights;

•	labor matters;

•	the nature of, absence of defaults relating to and financial position with respect to derivative instruments and transactions;

•	compliance with the Investment Advisers Act of 1940, as amended, and the Investment Company Act of 1940, as amended;

•	loan matters;

•	the inapplicability of takeover statutes to 1st Service, the merger agreement and the transactions contemplated thereby;

•	the completeness of 1st Service’s corporate records; and

•	the accuracy of 1st Service’s representations and warranties.

The merger agreement also contains representations and warranties by SNBV to 1st Service relating to a number of matters, including the following:

•	corporate organization and similar matters relating to SNBV and Sonabank;

•	capital structure;

•	authorization and validity of the merger agreement and the absence of conflicts with organizational documents, laws and agreements;

•	required approvals of and filings with governmental entities and other third parties and the ability to obtain the same;

•	proper filing of documents with governmental authorities;

•	the conformity with U.S. GAAP of SNBV’s financial statements and the absence of undisclosed liabilities;

•	broker’s and finder’s fees related to the merger;

•	the absence of certain material changes or events since the date of SNBV’s last audited financial statements;

•	the absence of litigation, investigations and injunctions;

•	tax matters;

•	employees and employee benefit plans;

•	the approval by SNBV’s board of directors of the merger agreement and the transactions contemplated thereby;

•	SNBV’s possession of all permits and regulatory approvals required to conduct its business and compliance by SNBV with applicable laws and regulations;

•	agreements with or directives from regulatory agencies;

•	the accuracy of the information relating to SNBV and its subsidiaries contained in this document;

•	environmental matters;

•	labor matters;

•	the nature of, absence of defaults relating to and financial position with respect to derivative instruments and transactions;

•	compliance with the Investment Company Act of 1940, as amended;

•	loan matters;

•	the availability of adequate funds to pay the cash portion of the merger consideration; and

•	the accuracy of SNBV’s representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means with respect to 1st Service or SNBV, as the case may be, a material adverse effect on the business, results of operations or financial condition of that party and its subsidiaries taken as a whole or a material adverse effect on that party’s ability to consummate the transactions contemplated by the merger agreement on a timely basis, other than an effect that is caused by:

•	changes applicable to banks or their holding companies generally in

°	laws, rules or regulations of general applicability or published interpretations by courts or governmental authorities;

°	generally accepted accounting principles in the United States; or

°	regulatory accounting requirements;

•	the announcement of the merger agreement or any action or omission of either party or any subsidiary of either party required under the merger agreement or taken or omitted to be taken with the express written permission of the other party;

•	changes in general economic or capital market conditions affecting banks or their holding companies generally; or

•	changes or events affecting the financial services industry generally and not specifically relating to SNBV or 1st Service or their respective subsidiaries, as the case may be.

The representations and warranties in the merger agreement do not survive the effective time of the merger and, as described below under “—Termination of the Merger Agreement” beginning on page 42, if the merger agreement is validly terminated there will be no liability under the representations and warranties, or otherwise under the merger agreement, unless the party willfully breached the merger agreement.

Business Pending the Merger

Conduct of Business of 1st Service Pending the Merger. 1st Service has agreed that, prior to the completion of the merger, it will conduct its business in the ordinary course of business consistent with past practice and use its reasonable best efforts to preserve intact its business organization, authorizations from governmental entities and business relationships and to retain its officers and key employees. 1st Service also agreed to take no action that would reasonably be expected to adversely affect or delay the receipt of any required regulatory approvals needed to complete the merger and the other transactions contemplated by the merger agreement.

1st Service also agreed that except as set forth in the merger agreement or as otherwise agreed to by SNBV, during the period from the date of the merger agreement to the completion of the merger, 1st Service shall not, nor permit its subsidiary to, without the prior written consent of SNBV:

•	adjust, split, combine, reclassify any of its capital stock, or redeem, repurchase or otherwise acquire any of its capital stock;

•	pay any dividends or other distributions on its capital stock;

•	issue additional shares of its capital stock, except in connection with the exercise of existing stock options, or issue any voting debt;

•	enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect;

•	except in connection with the discontinuance of 1st Service’s mortgage banking division, dispose of any material assets;

•	make any acquisition of or investment in any other person or of assets of another person, except for:

°	foreclosures, restructurings and other similar acquisitions in connection with securing or collecting debts previously contracted in the ordinary course of business;

°	purchases of investment securities in the ordinary course of business consistent with past practice; and

°	loans originated or acquired in accordance with the loan restrictions described below;

•	incur any indebtedness for borrowed money, issue any debt securities or guarantee the obligations of any person, except in the ordinary course of business consistent with past practice;

•	enter into new, or amend, terminate or waive rights under, any material contract, except in the ordinary course of business consistent with past practice;

•	foreclose on or take a deed or title to any multi-family residential or commercial real estate without first conducting a specified environmental assessment of the property, or foreclose or take a deed or title to any multi-family residential or commercial real estate if that assessment indicates the presence of a hazardous substance;

•	subject to some exceptions,

°	increase the compensation or fringe benefits of, or pay any incentive or bonus payments to, or grant severance or termination payment to, any present or former director, officer or employee of 1st Service;

°	establish, amend or terminate any 1st Service employee benefit plan;

°	increase the funding obligation or contribution rate of any 1st Service employee benefit plan; or

°	increase the size of 1st Service’s board of directors.

•	make any capital expenditures in excess of $25,000 in the aggregate, other than budgeted expenditures disclosed to SNBV prior to the date of the merger agreement;

•	open, relocate or close any branch office or loan production or servicing facility or make an application to do so;

•	make or acquire any loan or issue a commitment for any loan except for loans and commitments that are made in the ordinary course of business consistent with past practice which (i) have been approved by the chief executive officer of 1st Service and (ii) individually do not exceed a principal balance to one borrower or a group of affiliated borrowers of $250,000 (it being agreed that any loan in excess of this amount may be pursued by 1st Service after it has provided SNBV with two business days notice thereof and the information relating thereto provided to the board of directors of 1st Service unless otherwise communicated by SNBV to 1st Service within such period);

•	engage in any material transaction or incur any material obligation except in the ordinary course of business consistent with past practice;

•	make payments or loans to, or transfer or lease any assets to, or enter into any arrangement with, any of its officers or directors or any of their immediate family members or other related parties, except in the ordinary course of business consistent with past practice and, with respect to compensation, in compliance with other covenants relating thereto;

•	pay or otherwise satisfy any claim, including settling any litigation:

°	relating to the merger agreement or the transactions contemplated thereby or

°	that requires the payment by 1st Service of an amount, individually or in the aggregate, in excess of $25,000, or if not requiring the payment of money, otherwise restricts the business of 1st Service in any material respect, other than the payment of liabilities in the ordinary course of business consistent with past practice;

•	amend its charter, bylaws or similar governing documents, or enter into an agreement relating to a business combination, liquidation or similar transaction;

•	materially change its investment securities portfolio policy or the manner in which the portfolio is classified or reported; or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

•	make any material change in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

•	take any action that is intended or would reasonably be expected to result in (i) any of the conditions to the closing of the merger not being satisfied or a required regulatory approval not being obtained without the imposition of a condition that is reasonably expected to have a material adverse effect on SNBV after the merger or (ii) a material violation of any provision of the merger agreement;

•	except as required by law or GAAP, make any changes in its accounting methods or method of tax accounting, practices or policies;

•	enter into any securitizations of any loans or create any special purpose funding or variable interest entity;

•	make or change any material tax election, file any material amended tax returns, settle or compromise any material tax liability of 1st Service or any of its subsidiaries or surrender any right to claim a material tax refund, in each case other than in the ordinary course of business consistent with past practice (for purposes of this restriction, material means $10,000 or more of taxes); or

•	agree to, or make any commitment to, take any of the above restricted actions.

Conduct of Business of SNBV Pending the Merger. SNBV has agreed that, prior to the completion of the merger, it and its subsidiaries will use reasonable best efforts to preserve intact their respective business organization, authorizations from governmental entities and business relationships and to retain its officers and key employees. SNBV also agreed, on behalf of itself and its subsidiaries, to take no action that would reasonably be expected to adversely affect or delay the receipt of any required regulatory approvals needed to complete the merger and the other transactions contemplated by the merger agreement.

SNBV also agreed that, except as permitted by the merger agreement or as required by applicable law, during the period from the date of the merger agreement to the completion of the merger, SNBV shall not, and shall not permit any of its subsidiaries to, without the prior written consent of 1st Service:

•	amend its articles of incorporation, bylaws or similar governing documents in a manner that would materially and adversely affect the economic benefits of the merger to the holders of 1st Service common stock;

•	declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of its capital stock;

•	except in satisfaction of debts previously contracted, make any material acquisition of, or investment in, assets or stock of any other person;

•	except as required by law or GAAP, make any change in its accounting methods;

•	take any action that is intended or would reasonably be expected to result in (i) any of the conditions to closing the merger not being satisfied or a required regulatory approval not being obtained without the imposition of a condition that is reasonably expected to have a material adverse effect on 1st Service or SNBV after the merger or (ii) a material violation of any provision of the merger agreement; or

•	agree to, or make any commitment to, take any of the above restricted actions.

Shareholder Meeting and Covenant to Recommend the Merger Agreement

The merger agreement requires 1st Service to call and hold a special meeting of its shareholders to approve the merger agreement. The board of directors of 1st Service has agreed to recommend that 1st Service’s shareholders vote in favor of approval of the merger agreement and to not withdraw, modify or qualify in any manner adverse to SNBV its recommendation to 1st Service’s shareholders to approve the merger agreement or to take any other action or make any other public statement in connection with the meeting of 1st Service’s shareholders inconsistent with its recommendation (referred to as a “change in 1st Service recommendation”), except that 1st Service’s board of directors may effect a change in 1st Service recommendation if and only to the extent that:

•	1st Service has complied in all material respects with its obligations under the no solicitation covenant of the merger agreement, which is described under “—No Solicitation” below;

•	1st Service’s board of directors, after consultation with outside counsel, determines in good faith that the failure to effect a change in 1st Service recommendation would result in a violation of the board’s fiduciary duties under applicable law; and

•	1st Service has received an unsolicited bona fide acquisition proposal (as described below) from a third party which its board of directors concludes in good faith constitutes a superior proposal (as described below), after

°	giving at least five business days’ notice to SNBV of its intention to effect a change in 1st Service recommendation, specifying the material terms and conditions of the superior proposal and furnishing SNBV a copy of the relevant proposed transaction agreement, if any, and

°	negotiating with SNBV during this period of not less than five business days to improve the terms of the merger agreement so that the acquisition proposal ceases to be a superior proposal after giving effect to any adjustments which may be offered by SNBV in these negotiations.

For purposes of the merger agreement,

•	an “acquisition proposal” means a proposal, offer or transaction (other than a proposal or offer made by SNBV or its affiliates) relating to any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving 1st Service or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of 1st Service, or any sale or other disposition of assets (including stock of 1st Service subsidiaries) and/or liabilities that constitute 10% or more of the net revenues, net income or assets of 1st Service and its subsidiaries, taken as a whole, or any purchase or other acquisition or tender offer or exchange offer that if consummated would result in such person beneficially owing 10% or more of the outstanding shares of common stock of 1st Service or any subsidiary of 1st Service whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of 1st Service; and

•	a “superior proposal” means a bona fide written acquisition proposal to acquire a majority of the consolidated assets of 1st Service and its subsidiaries, or a majority of the voting securities of 1st Service, which the board of directors of 1st Service concludes in good faith to be more favorable to the shareholders of 1st Service, from a financial point of view, than the merger after receiving the advice of its financial advisor, taking into account the likelihood of consummation of such transaction on the terms set forth in such proposal and taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of the proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law.

Supplemental Required Vote of 1st Service Shareholders

The merger agreement provides that in the event that the Board of Directors of 1st Service effects a change in 1st Service recommendation, it shall, when it notifies the shareholders of 1st Service of such, disclose to such shareholders that, in addition to the affirmative vote of the holders of two-thirds of the outstanding 1st Service common stock required by a regulation of the OTS, the merger agreement must be approved by the holders of a majority of the outstanding shares of 1st Service common stock not held by persons who are a party to a shareholder agreement who vote, in person or by proxy, at the special meeting. See “-Shareholder Agreements” on page 44.

No Solicitation of Other Acquisition Proposals by 1st Service

The merger agreement precludes 1st Service, its subsidiaries and their respective directors and officers, and requires 1st Service to use its reasonable best efforts to preclude its and its subsidiaries’ employees, agents and representatives from, directly or indirectly:

•	initiating, soliciting or knowingly encouraging or knowingly facilitating any inquiries or the making of any proposal or offer from any person with respect to, or a transaction that could reasonably be expected to lead to, an acquisition proposal;

•	having any discussions with, or providing any confidential information or data to, any person relating to an acquisition proposal, or engaging in any negotiations concerning an acquisition proposal, or knowingly facilitating any effort or attempt to make or implement an acquisition proposal;

•	approving or recommending, or proposing to approve or recommend, any acquisition proposal; or

•

approving or recommending, or proposing to approve or recommend, or executing or entering into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal or proposing or agreeing to do any of the foregoing.

Notwithstanding the foregoing, if 1st Service receives an unsolicited bona fide acquisition proposal prior to obtaining the required approval of the shareholders of 1st Service of the merger agreement, 1st Service may participate in negotiations or discussions with, or provide confidential information or data to, the person making that acquisition proposal if:

•	1st Service’s board of directors concludes in good faith that the acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal;

•	1st Service’s board of directors, after consultation with outside counsel, determines in good faith that the failure to take those actions would result in a violation of the board’s fiduciary duties under applicable law;

•	prior to providing any confidential information to the person making the inquiry or proposal, 1st Service enters into a confidentiality agreement with the person making the inquiry or proposal having terms that are no less favorable to 1st Service than those in the confidentiality agreement between SNBV and 1st Service; and

•	1st Service provides SNBV with a copy of any confidential information or data provided to such person making the inquiry or proposal.

Under the merger agreement, 1st Service agreed to, and to cause its advisors, employees and other agents to, cease immediately any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the merger agreement with respect to any acquisition proposal and to use its reasonable best efforts to enforce any standstill, confidentiality or similar agreement relating to any acquisition proposal, including by requiring other parties to promptly return or destroy any confidential information previously furnished.

1st Service also agreed to promptly (within one business day) following the receipt of any acquisition proposal, advise SNBV of the substance of the proposal, including the identity of the person making the proposal, and to keep SNBV apprised of any related developments, discussions and negotiations on a current basis (and, in any event, within 48 hours of such developments, discussions or negotiations).

Other Covenants

Reasonable Best Efforts Covenant. SNBV and 1st Service have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all actions necessary, proper or advisable to comply with all legal requirements with respect to the merger and the other transactions contemplated by the merger agreement, to complete the merger and the other transactions contemplated by the merger agreement and to obtain any governmental and third-party approvals required in connection with the merger and such other transactions. However, neither 1st Service nor SNBV is required to take any action referred to above if the taking of that action is reasonably likely to result in a condition or restriction that would be reasonably likely to have or result in a material adverse effect on 1st Service or SNBV.

Certain Other Covenants. The merger agreement contains additional covenants, including covenants relating to the filing of this joint proxy statement/ prospectus, cooperation regarding filings and proceedings with governmental and other agencies and organizations and obtaining required consents, certain transitional matters, the listing of shares of SNBV common stock to be issued in the merger on a stock exchange in certain circumstances, the sharing of information regarding 1st Service’s businesses and obtaining appropriate agreements from 1st Service affiliates.

Regulatory Approvals

Consummation of the merger is subject to the prior receipt of all required regulatory approvals and consents of the merger, which are briefly described below.

Federal Reserve Board. The merger is subject to the prior approval of or waiver from the Federal Reserve Board under Section 4 of the Bank Holding Company Act of 1956, as amended. In reviewing an application under the Bank Holding Company Act, the Federal Reserve Board:

•	considers whether the merger can reasonably be expected to provide benefits to the public (such as greater convenience, increased competition and gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices), and

•	evaluates the financial and managerial resources of the proposed acquiror, including its subsidiaries and any company to be acquired, and the effect of the proposed transaction on those resources.

By letter dated September 18, 2006, the Federal Reserve Board waived the requirement for SNBV to file a full application with it in connection with the proposed merger.

OCC. The merger is subject to the prior approval of the OCC under the Bank Merger Act. Pursuant to the Bank Merger Act, the OCC may not approve the merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade,

unless in each case the OCC finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effects of the transaction in meeting the convenience and needs of the communities to be served. In every case, the OCC is required to consider the financial and managerial resources and future prospects of the involved banks, the convenience and needs of the communities to be served and the effectiveness of the involved banks in combating money-laundering activities. Under the Community Reinvestment Act of 1977, the OCC also must take into account the record of performance of each participating bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank.

By letter dated September 21, 2006, the OCC approved the merger.

Any bank merger approved by the OCC may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the approval of the OCC and the concurrence of the U.S. Department of Justice, the waiting period may be reduced to no less than 15 days.

OTS. Under Section 563.22 of the regulations of the OTS, 1st Service must provide written notification of the merger to the OTS at least 30 days prior to the effective date of the merger, but not later than the date on which an application relating to the merger is filed with the OCC, in its capacity as the primary regulator of Sonabank. Such notification to the OTS must demonstrate compliance with applicable shareholder approval requirements.

Interests of Certain Persons in the Merger

1st Service’s directors and certain of its executive officers have interests in the merger as individuals which are in addition to, or different from, their interests as shareholders of 1st Service. The 1st Service board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement. These interests are described below.

Employment Agreements. 1st Service has entered into employment agreements where it agreed to employ Ernest L. Tressler as President and Chief Executive Officer and Gregory A. Murray as Executive Vice President and Chief Financial Officer at base salaries which in 2005 amounted to $143,520 and $131,560, respectively. The term of the employment agreements is for three years. On an annual basis, the term of the agreements are extended for an additional year unless the officer or 1st Service gives prior notice not to extend the term. The board of directors of 1st Service reviews each officer’s performance annually to determine whether to terminate the annual extension of the term. The employment of these officers under the employment agreements may be terminated by 1st Service with or without “just cause,” as defined. In the case of termination for just cause, the officer shall have no right to compensation or other benefits for any period after the date of termination of employment. In the case of termination of employment by 1st Service without just cause prior to a change in control of 1st Service, the officer will be entitled to a lump sum severance payment equal to the product of 2.0 and 1.5 in the case of Messrs. Tressler and Murray, respectively, and the sum of (i) the officer’s base salary then in effect and (ii) the most recent incentive or performance bonus paid to the officer by 1st Service, as well as continued participation in the same or equivalent hospital, medical, dental, accident and disability coverage as was in effect immediately prior to the termination of employment until the earlier of 18 months following the termination of employment and the date the executive commences employment with another employer which provides substantially comparable benefits. In the event that the officer’s employment is terminated for other than just cause or disability within 12 months following a “change in control of 1st Service,” which is defined in the employment agreements in a manner which includes the merger, or the officer’s employment is terminated by the officer for “good reason,” as defined, during such period, the multiple in the prior sentence would be increased to “3” and “2” in the case of Messrs. Tressler and Murray, respectively, and the period for providing specified employee benefit plan benefits would be increased to two years. In the event that the employment of Messrs. Tressler and Murray is terminated in the circumstances set forth in the preceding sentence, Messrs. Tressler and Murray would be entitled to receive from Sonabank a cash amount equal to $513,945 and $312,268, respectively, plus continued medical, dental, disability and life insurance benefits until the earlier of 24 months following the termination of employment and the date the executive commences employment with another employer which provides substantially comparable benefits. Under a provision contained in each employment agreement, however, these benefits would be cut back by the minimum amount necessary to ensure that there are not adverse tax consequences to 1st Service and the executives under Section 280G of the Internal Revenue Code. This would result in a cut back of approximately $158,070 in the case of Mr. Tressler, assuming the merger was completed in 2006. In the event that Proposal Two is approved by the shareholders of 1st Service at the special meeting, this amount would be exempt from the operation of Section 280G and would be paid to Mr. Tressler without adverse tax consequences to 1st Service or him under Section 280G.

Stock Options. As of the date of this document, the directors and executive officers of 1st Service held vested options to acquire an aggregate of 61,750 shares of 1st Service common stock at a price of $10.00 per share under the 1st Service stock option plan, including options to purchase 12,000 and 8,000 shares held by Messrs. Tressler and Murray, respectively. For a description of the manner in which these options will be treated under the merger agreement, see “-Treatment of 1st Service Stock Options” on page 26.

Stay Bonuses. Under the merger agreement, the president and chief executive officer of 1st Service may pay up to an aggregate of $60,000 of bonuses to key employees who either are not offered a job with SNBV or Sonabank, or who are offered such a job and decline, to incent them to remain in the employ of 1st Service until completion of the merger, or as otherwise authorized by the merger agreement.

Indemnification and Insurance. 1st Service’s directors and officers are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in 1st Service’s certificate of incorporation and the merger agreement. Under the merger agreement, SNBV agreed to indemnify and hold harmless each present and former director, officer and employee of 1st Service or a 1st Service subsidiary determined as of the effective time of the merger against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer or employee of 1st Service or, while a director, officer or employee of 1st Service, is or was serving at the request of 1st Service as a director, officer, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of the merger agreement or any of the transactions contemplated by the merger agreement, to the fullest extent provided in the Virginia Stock Corporation Act (which right to indemnification includes the advancement of reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation upon receipt from an indemnified party of any required undertaking).

Under the merger agreement, SNBV agreed to use its reasonable best efforts to cause the persons serving as directors and officers of 1st Service immediately prior to the merger to be covered by the directors’ and officers’ liability insurance policy maintained by 1st Service (or a substitute policy with comparable coverage) for a three-year period following the merger with respect to acts or omissions occurring prior to the merger which were committed by such directors and officers in their capacities as such, provided that SNBV will not be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by 1st Service for such insurance (the “Insurance Amount”), and further provided that if SNBV is unable to maintain or obtain the insurance specified above as a result of the preceding provision, SNBV shall use its reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount with respect to acts or omissions occurring prior to the effective time of the merger by such directors and officers in their capacities as such.

Other than as set forth above, no director or executive officer of 1st Service has any direct or indirect material interest in the merger, except insofar as ownership of 1st Service common stock might be deemed such an interest. See “Certain Beneficial Owners of 1st Service Common Stock” beginning on page 108.

Certain Employee Matters

The merger agreement contains certain agreements of 1st Service and SNBV with respect to various employee matters, which are described below.

As soon as administratively practicable after the effective time of the merger, SNBV will take all reasonable action so that employees of 1st Service and its subsidiaries who become employees of SNBV and its subsidiaries will be entitled to participate in the SNBV employee benefit plans of general applicability to the same extent as similarly-situated employees of SNBV and its subsidiaries. For purposes of determining eligibility to participate, the vesting of benefits and benefit accruals under SNBV’s employee benefit plans (other than its defined benefit pension plan, supplemental retirement plan and supplemental retirement agreements), SNBV will generally recognize years of service with 1st Service and its subsidiaries to the same extent as such service was credited for such purposes by 1st Service.

If employees of 1st Service or any of its subsidiaries become eligible to participate in a medical, dental, health or disability plan of SNBV, SNBV will cause each such plan to:

•	waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, dental or disability plan of SNBV,

•	provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to their participation and

•	waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee on or after the completion of the merger to the extent the employee had satisfied any similar limitation or requirement under an analogous plan prior to the completion of the merger.

SNBV agreed, upon completion of the merger, to assume and honor and to cause its appropriate subsidiaries to assume and honor in accordance with their terms all 1st Service employee benefit plans, including all written employment agreements, existing immediately prior to the execution of the merger agreement which were disclosed to SNBV by 1st Service. SNBV also agreed that the consummation of the merger will constitute a “change in control” for purposes of the 1st Service employee benefit plans.

With respect to each 1st Service employee benefit plan subject to Section 409A of the Internal Revenue Code, 1st Service agreed to amend each such plan or cause each such plan to be amended to the extent necessary to comply with Section 409A of the Internal Revenue Code (or to cause such plan, in whole or in part, to avoid the application of Section 409A of the Internal Revenue Code by preserving the terms of such plan, and the law in effect, for benefits vested as of December 31, 2004) prior to the earlier of the completion of the merger or the deadline imposed by the IRS. Such amendments shall be provided to SNBV and its counsel at least ten days prior to their proposed adoption by 1st Service or 1st Service Bank and shall be subject to the prior approval of SNBV, which shall not be unreasonably withheld.

Stock Exchange Listing

In the merger agreement, SNBV agreed to use its reasonable best efforts to cause the shares of SNBV common stock to be issued in the merger to be approved for listing on each stock exchange or trading market as any other outstanding shares of SNBV common stock may be listed in the future at the time such other shares are so listed or, if applicable, upon the later issuance of the shares of SNBV common stock to be issued in the merger.

Alternative Structure

Under the merger agreement, SNBV may at any time modify the structure of the merger, provided that in any such case no change shall (i) alter or change the amount or kind of the merger consideration, (ii) adversely affect the anticipated tax consequences of the merger to the holders of 1st Service common stock as a result of receiving the merger consideration or (iii) materially impede or delay consummation of the merger.

Resale of SNBV Common Stock

The SNBV common stock issued to 1st Service shareholders in the merger will be freely transferable under the Securities Act of 1933, as amended, except for shares issued to any 1st Service shareholder who may be deemed to be an affiliate of SNBV for purposes of Rule 144 promulgated under the Securities Act of 1933, as amended, or an affiliate of 1st Service for purposes of Rule 145 promulgated under the Securities Act of 1933, as amended. Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by or are under common control with (1) SNBV or 1st Service at the time of the 1st Service special meeting or (2) SNBV at or after the effective time of the merger.

Rule 145 will restrict the sale of SNBV common stock received in the merger by affiliates and certain of their family members and related interests. Generally speaking, during the year following the effective time of the merger, those persons who are affiliates of 1st Service at the time of the 1st Service special meeting, provided they are not affiliates of SNBV at or following the effective time of the merger, may publicly resell any SNBV common stock received by them in the merger, provided that there is adequate public information with respect to SNBV as required by Rule 144 and subject to limitations as to the amount of SNBV common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to SNBV as required by Rule 144. Persons who are affiliates of SNBV after the effective time of the merger may publicly resell the SNBV common stock received by them in the merger subject to similar limitations and subject to the filing requirements of Rule 144.

The ability of affiliates to resell shares of SNBV common stock received in the merger under Rules 144 or 145 generally will be subject to SNBV’s having satisfied its reporting requirements under the Securities Exchange Act of 1934, as amended, for 12 months prior to the time of sale. Affiliates also would be permitted to resell SNBV common stock received in the merger under an effective registration statement under the Securities Act of 1933, as amended, or another available exemption from the Securities Act of 1933 registration requirements. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus cover any resales of SNBV common stock received by persons who may be deemed to be affiliates of SNBV or 1st Service in the merger.

Material United States Federal Income Tax Consequences of the Merger

The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of 1st Service common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation or other entity created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership holds 1st Service common stock, the tax treatment of a partner will generally depend on the status of the partnership. If you are a partner of a partnership holding 1st Service common stock, you should consult your tax advisors.

This discussion assumes that you hold your shares of 1st Service common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a 1st Service shareholder subject to the alternative minimum tax provisions of the Code;

•	a 1st Service shareholder who received 1st Service common stock through the exercise of qualified employee stock options or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any 1st Service benefit plan; or

•	a 1st Service shareholder who holds 1st Service common stock as part of a hedge against currency risk, a straddle or a constructive sale or conversion transaction.

Based on representations contained in representation letters provided by SNBV and 1st Service and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Elias, Matz, Tiernan & Herrick L.L.P., counsel to SNBV and 1st Service, that the material United States federal income tax consequences of the merger are as follows:

•	the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	no gain or loss will be recognized by SNBV or 1st Service as a result of the merger;

•	you will recognize gain (but not loss) equal to the lesser of:

°	the excess, if any, of the sum of the cash and the fair market value of the SNBV common stock you receive in the merger, over your tax basis in the shares of 1st Service common stock you surrender in the merger, and

°	the amount of cash you receive in the merger;

•	your tax basis in the SNBV common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your tax basis in the 1st Service common stock you surrender, increased by the amount of taxable gain, if any, you recognize on the exchange and decreased by the amount of any cash received by you in the merger (excluding any cash received in lieu of a fractional share of SNBV common stock); and

•	your holding period for the SNBV common stock that you receive in the merger will include your holding period for the shares of 1st Service common stock that you surrender in the exchange.

If you acquired different blocks of 1st Service common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of 1st Service common stock, and the cash and SNBV common stock you receive in the merger will be allocated pro rata to each such block of 1st Service common stock. In addition, your basis and holding period in the SNBV common stock you receive in the merger will be determined separately with reference to each block of 1st Service common stock.

Taxation of Capital Gain. Except as discussed under “- Possible Treatment of Gain as a Dividend” below, any gain that you recognize in connection with the merger will generally constitute capital gain and will constitute long-term capital gain if your holding period in your 1st Service common stock is greater than one year as of the date of the merger. If you are a non-corporate holder of 1st Service common stock, this long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitation.

Possible Treatment of Gain as a Dividend. All or part of the gain you recognize could be treated as ordinary dividend income rather than capital gain if (i) you are a significant stockholder of SNBV or (ii) if taking into account constructive ownership rules, your percentage ownership in SNBV after the merger is not less than what your percentage ownership would have been if you had received SNBV common stock rather than cash in the merger. This could happen, for example, because of your purchase of additional SNBV common stock, a purchase of SNBV common stock by a person related to you or a share repurchase by SNBV from other SNBV stockholders. Because the possibility of dividend treatment depends upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisor regarding the potential tax consequences of the merger to you. Under the constructive ownership rules, a stockholder may be deemed to own stock that is owned by other persons, such as a family member, a trust, a corporation or other entities. If you are an individual, certain dividends may be subject to reduced rates of taxation, equal to the rates applicable to long-term capital gains. However, individuals who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or who elect to treat the dividend income as “investment income” under Section 163(d) (4) of the Internal Revenue Code will not be eligible for the reduced rates of taxation. You should consult your tax advisor regarding the application of the foregoing rules to your particular circumstances.

Cash in lieu of Fractional Shares. You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of SNBV common stock equal to the difference between the amount of cash received and the tax basis allocated to that fractional share.

Backup Withholding. If you are a non-corporate holder of 1st Service common stock you may be subject to information reporting and backup withholding at a rate of 28% on any cash payments you receive. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Reporting Requirements. If you receive SNBV common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Tax Opinion at Closing. It is a condition to the closing of the merger that SNBV and 1st Service receive an opinion from Elias, Matz, Tiernan & Herrick L.L.P. that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This opinion will be based on updated representation letters provided by SNBV and 1st Service to be delivered at the time of closing, and on customary factual assumptions and will assume that the merger will be completed according to the terms of the merger agreement. Although the merger agreement allows SNBV and 1st Service to waive this condition to closing, neither SNBV nor 1st Service currently anticipates doing so. If either of us does waive this condition, we will inform you of this decision and ask you to vote on the merger agreement taking this into consideration.

Opinions of counsel are not binding on the Internal Revenue Service. SNBV and 1st Service have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described in this document.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment of the Merger

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, 1st Service’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of SNBV. Any difference between the purchase price for 1st Service and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually, and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by SNBV in connection with the merger will be amortized to expense. The financial statements of SNBV issued after the merger will reflect the results attributable to the acquired operations of 1st Service beginning on the date of completion of the merger. The unaudited pro forma financial information contained in this document has been prepared using the purchase method of accounting. See “Selected Unaudited Pro Forma Consolidated Financial Data,” “Unaudited Comparative Per Share Data” and “Unaudited Pro Forma Combined Consolidated Financial Information” beginning on pages 10, 11 and 95, respectively.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after approval of the merger agreement by the shareholders of 1st Service and SNBV, in any of the following ways:

•	by mutual written consent of SNBV and 1st Service;

•	by either SNBV or 1st Service if:

°	any governmental entity which must grant a required regulatory approval has denied approval of the merger or the other transactions contemplated by the merger agreement and this denial has become final and nonappealable or a governmental entity has issued a final nonappealable order prohibiting the completion of the merger or the other transactions contemplated by the merger agreement;

°	the merger has not been completed on or before April 30, 2007, but neither SNBV nor 1st Service may terminate the merger agreement for this reason if its breach of any obligation under the merger agreement has resulted in the failure of the merger to occur on or before that date;

°	there is a breach by the other party to the merger agreement of its representations and warranties or obligations under the merger agreement which would prevent satisfaction of a closing condition and the breach is not reasonably capable of being cured or is not cured prior to 30 days after receipt of written notice of the breach, but neither SNBV nor 1st Service may terminate the merger agreement for this reason if it itself is then in material breach of the merger agreement; or

°	the shareholders of 1st Service fail to give the necessary approval of the merger agreement at the 1st Service shareholders meeting; or

•	by SNBV, if the board of directors of 1st Service fails to recommend approval of the merger agreement or effected a change in 1st Service recommendation or failed to call and hold a special meeting of 1st Service shareholders to vote on approval of the merger agreement (see “—Shareholder Meetings and Covenants to Recommend the Merger Agreement” beginning on page 32).

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party is in willful breach of the merger agreement. However, the provisions of the merger agreement relating to termination fees and expenses and the confidentiality obligations of the parties will continue in effect notwithstanding termination of the merger agreement.

Termination Fees and Expenses

A termination fee of $585,000 will be paid by 1st Service to SNBV as follows:

•	if (i) SNBV terminates the merger agreement because 1st Service’s board of directors has failed to recommend approval of the merger agreement or effected a change in 1st Service recommendation or failed to call and hold a special meeting of 1st Service shareholders to vote on the approval of the merger agreement and (ii) within 15 months after such termination 1st Service enters into a definitive agreement with respect to or consummates an acquisition proposal, then 1st Service will pay the termination fee to SNBV and the date of such execution or consummation; or

•	if

°	SNBV terminates the merger agreement because there has been an uncured willful breach by 1st Service of the merger agreement or either SNBV or 1st Service terminates the merger agreement because the merger has not been completed by April 30, 2007 and a vote of the shareholders of 1st Service with respect to the approval of the merger agreement has not occurred; and

°	an acquisition proposal with respect to 1st Service has been publicly announced or otherwise communicated to the senior management or board of directors of 1st Service (or any person has publicly announced, communicated or made known an intention to make an acquisition proposal) at any time prior to the date of termination;

and, if within 15 months after such termination, 1st Service enters into a definitive agreement with respect to, or consummates, an acquisition proposal, then 1st Service will pay the termination fee to SNBV on the date of such execution or consummation; or

•	if

°	either SNBV or 1st Service terminates the merger agreement because the 1st Service shareholders rejected the merger agreement at the 1st Service shareholders meeting; and

°	an acquisition proposal with respect to 1st Service has been publicly announced or otherwise communicated to the senior management or board of directors of 1st Service (or any person has publicly announced, communicated or made known an intention to make an acquisition proposal) at any time on or prior to the date of the 1st Service shareholders meeting;

and, if within 15 months after such termination, 1st Service enters into a definitive agreement with respect to, or consummates, an acquisition proposal, then 1st Service will pay the termination fee to SNBV on the date of such execution or consummation.

Except for the payment of a termination fee under the circumstances described above and for the costs and expenses related to the printing and mailing of the registration statement and this proxy statement/prospectus, which will be shared by SNBV and 1st Service, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring the cost.

Amendment, Extension and Waiver of the Merger Agreement

Any provision of the merger agreement may be amended, extended or waived before the completion of the merger by a written instrument signed, in the case of an amendment, by each party to the merger agreement or, in the case of an extension or waiver, by each party against whom the extension or waiver is to be effective. No amendment of the merger agreement after it has been approved by the shareholders of 1st Service or SNBV which by law requires further approval by such shareholders may be made without such further approval, and after shareholders of 1st Service have approved the merger agreement, no amendment shall be made which reduces the amount or changes the form of the consideration to be delivered to the 1st Service shareholders under the merger agreement or which negatively impacts the intended tax treatment of the holders of 1st Service common stock in the merger.

Shareholder Agreements

In connection with the execution of the merger agreement, each of the directors of 1st Service entered into a shareholder agreement with SNBV. In the aggregate, the persons who entered into shareholder agreements with SNBV can cast approximately 71% of the votes entitled to be cast at the special meeting.

Each shareholder of 1st Service who is a party to a shareholder agreement agreed that at any meeting of the shareholders of 1st Service, or in connection with any written consent of the shareholders of 1st Service, the shareholder shall:

•	appear at such meeting or otherwise cause all shares of 1st Service common stock owned by him or her to be counted as present thereat for purposes of calculating a quorum; and

•	vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all shares of 1st Service common stock beneficially owned by him or her or as to which he or she has, directly or indirectly, the right to direct the voting:

°	in favor of approval of the merger agreement;

°	against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of 1st Service contained in the merger agreement or of the shareholder contained in the shareholder agreement; and

°	against any acquisition proposal (as defined in the merger agreement) or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger or the shareholder agreement.

In addition, under his respective shareholder agreement, each director, other than Mr. Tressler, agreed to vote in favor of the proposal to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code.

Under the shareholder agreement, each party thereto also agreed not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares of 1st Service common stock owned by such shareholder prior to the special meeting, except as otherwise provided in the shareholder agreements.

Rights of Dissenting Shareholders

Section 552.14 of the OTS Regulations for Federal Savings Associations (12 C.F.R. Section 552.14) provides that, if the merger is consummated, dissenting shareholders who comply with specified requirements shall have the right to receive payment of the fair or appraised value of their shares of 1st Service common stock (exclusive of any element of value arising from the completion or expectation of the merger). A copy of Section 552.14 is attached hereto as Annex III and the following discussion is qualified in its entirety by reference thereto. The following discussion and Annex III constitute notice to shareholders of 1st Service as required by Section 552.14(c)(1).

Any shareholder of 1st Service who is entitled to vote on the merger will have the right to receive payment of the fair or appraised value of his or her shares as provided by Section 552.14 if such shareholder does not vote in favor of the merger and, before the vote of shareholders on the merger, identifies himself or herself and files with 1st Service a writing stating his or her intention to demand appraisal of and payment for his or her shares of 1st Service common stock. Such a written demand must be addressed to Ernest L. Tressler, President, 1st Service Bank, 6830 Old Dominion Drive, McLean, Virginia 22101 and must be in addition to and separate from any proxy or vote against the merger by the shareholder. A vote against the merger will not satisfy the requirement of filing a written demand. A vote against or abstention from voting with respect to the merger will not waive a shareholder’s right to payment if the shareholder has filed a written demand and has not voted in favor of the merger.

Within ten days after the effective date of the merger, Sonabank shall (i) give written notice by mail of the effectiveness of the merger to each dissenting shareholder who filed a written demand with respect to shares of 1st Service common stock and did not vote in favor of the merger, (ii) make a written offer to each dissenting shareholder to pay for such shares at a specified price deemed by Sonabank to be the fair value thereof and (iii) inform each such dissenting shareholder that certain requirements must be met by the dissenting shareholder within 60 days of the effective date of the merger, consisting of the filing of a petition with the OTS if the offer by Sonabank is not accepted and a requirement to submit the shareholder’s stock certificates for notation to Sonabank, in each case as described below. The notice shall be accompanied by certain financial information relating to 1st Service.

If within 60 days of the effective date of the merger, a dissenting shareholder has not agreed as to the fair value of his or her shares, such shareholder may file a petition with the OTS, with a copy sent by registered or certified mail to Sonabank, demanding a determination of the fair market value of the 1st Service common stock of all such dissenting shareholders. A dissenting shareholder entitled to file a petition under Section 552.14 who fails to file such petition within 60 days of the effective date of the merger shall be deemed to have accepted the terms of the merger.

Within 60 days of the effective date of the merger, each shareholder demanding appraisal and payment under Section 552.14 shall submit to Sonabank his or her certificates of 1st Service common stock for notation that an appraisal and payment have been demanded with respect to such stock and that those appraisal proceedings are pending. Such certificates will be returned promptly to the shareholder. Any shareholder who fails to submit his or her stock certificates for such notation shall no longer be entitled to appraisal rights under Section 552.14 and shall be deemed to have accepted the terms of the merger.

If within 60 days of the effective date of the merger, the fair value is agreed upon between Sonabank and any dissenting shareholder who has filed his or her written demand and not voted in favor of the merger, payment for his or her shares shall be made within 90 days of the effective date.

Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, any shareholder shall have the right to withdraw his or her demand for appraisal and to accept the terms of the merger.

The Director of the OTS shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the OTS to appraise dissenting shares to determine their fair market value as of the effective date of the merger, exclusive of any element of value arising from the completion or expectation of the merger. The appropriate staff of the OTS shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and adequacy of the analysis and supportive data. After consideration of the appraisal report and advice of the appropriate OTS staff, the Director shall, if he or she concurs in the value of the 1st Service common stock, direct payment of the appraised fair market value of the shares upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the merger at a rate deemed equitable by the Director of the OTS.

The costs and expenses of any proceeding under Section 552.14 may be apportioned and assessed by the Director of the OTS as he or she may deem equitable against all or some of the parties. In making this determination, the Director shall consider whether any party has acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Section 552.14.

Any shareholder who has demanded appraisal rights as provided above shall thereafter neither be entitled to vote such 1st Service common stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distributions payable to, or a vote to be taken by shareholders of record at a date which is on or prior to, the effective date of the merger), provided that if any shareholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered in the merger, such shareholder shall thereupon be entitled to vote and receive the distributions described above.

The receipt of cash for dissenting shares by shareholders may give rise to taxable income. Stockholders are urged to consult their personal tax advisors to determine the tax consequences of the exercise of dissenters’ rights by them.

THE SECTION 280G PROPOSAL

(Proposal Two)

General

Under the employment agreement between 1st Service and Mr. Tressler, Mr. Tressler will be entitled to receive a lump sum cash payment and certain fringe benefits for 24 months following the termination of his employment. Specifically, in the event that Mr. Tressler’s employment is terminated for other than just cause or disability within 12 months following a “change in control of 1st Service,” as defined, or his employment is terminated by him for “good reason,” as defined, during such period, he would be entitled to receive a lump sum cash severance payment equal to the product of 3 and the sum of (i) his base salary then in effect and (ii) the most recent incentive or performance bonus paid to him by 1st Service, as well as continued participation in the same or equivalent hospital, medical, dental, accident and disability coverage as was in effect immediately prior to the termination of employment for a period of 24 months or his sooner employment by an employer which provides comparable benefits, subject to reduction as set forth below. For a description of the employment agreement between 1st Service and Mr. Tressler, see “The Merger—Interests of Certain Persons in the Merger—Employment Agreements” on page 36.

Section 6(j) of the employment agreement between 1st Service and Mr. Tressler provides that if the amount of any payments and benefits to Mr. Tressler which are contingent on the merger equals or exceeds three times his average taxable compensation for the five calendar years preceding the year in which the merger is completed, then the payments and benefits to Mr. Tressler would be cut back by the minimum amount which is necessary in order to ensure that Mr. Tressler is not subject to a 20% excise tax and 1st Service does not lose its tax deduction on the “excess parachute payments” under Sections 280G and 4999 of the Internal Revenue Code. For this purpose, the term “excess parachute payments” means:

•	the total parachute payments to Mr. Tressler, minus

•	one times the average taxable compensation of Mr. Tressler for the five calendar years preceding the year in which the merger is completed.

Section 280G of the Internal Revenue Code governs the treatment of so called “parachute payments” to corporate officers, highly-compensated individuals and shareholders who own more than 1% of the fair market value of a company’s outstanding stock. As the President and Chief Executive Officer of 1st Service, Ernest L. Tressler is covered by Section 280G of the Internal Revenue Code.

Based on Mr. Tressler’s compensation during the five years ended December 31, 2005, an estimate of his compensation for 2006 and an estimate of the value of his change-in-control severance benefits under the employment agreement, as described below, the board of directors of 1st Service believes that the change-in-control severance benefits to be paid or provided to Mr. Tressler under the employment agreement will exceed three times his five-year average compensation and result in a cut back of these benefits to Mr. Tressler unless this proposal is approved.

Section 280G and the regulations under such section permit the shareholders of 1st Service to exempt all or part of the change-in-control severance benefits to be paid or provided to Mr. Tressler by the affirmative vote of the holders of more than 75% of the outstanding common stock of 1st Service, excluding any shares actually or constructively owned by Mr. Tressler, after having received adequate disclosure of all material facts concerning such payments.

The board of directors of 1st Service is seeking shareholder approval of the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Mr. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. The board of directors of 1st Service believes that the change-in-control severance benefits specified in the employment agreement should be paid or provided notwithstanding the limitations contained in Section 280G of the Internal Revenue Code because they were contemplated by the parties at the time of execution of the employment agreement and Mr. Tressler has satisfactorily performed his obligations to 1st Service under the employment agreement since that time.

If the required shareholder approval of the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Mr. Tressler is not received, then the change-in-control severance benefits to be paid or provided to Mr. Tressler under his employment agreement will be cut back by the minimum amount necessary to ensure that the payment of such benefits will not result in adverse tax consequences to Mr. Tressler or 1st Service under Section 280G of the Internal Revenue Code, as set forth below.

Change-in-Control Severance Benefits to Mr. Tressler

The following table sets forth the estimated change-in-control severance benefits required to be paid or provided to Mr. Tressler under his employment agreement with 1st Service prior to the operation of the limitation contained in Section 6(j) of the employment agreement.

Description	Amount of Lump Sum Payment and Benefits to Mr. Tressler
Employment agreement:
Lump sum cash amount equal to three times the sum of Mr. Tressler’s current base salary and most recent bonus	$513,945
Fringe benefits	11,238	(a)

Total	$525,183

(a)	Represents the estimated present value of the projected costs of providing certain fringe benefits to Mr. Tressler over a 24-month period following the merger, as discussed above. The projected costs of the fringe benefits assume the current amounts paid by 1st Service on behalf of Mr. Tressler increase by 10% as of each January 1 and were discounted to present value using the discount rate published by the Internal revenue Service for July 2006. The final present value amount will be based on the discount rate published by the Internal Revenue Service for the month in which the merger is completed and will reflect any changes in the projected costs.

Mr. Tressler is expected to receive a lump sum cash payment upon completion of the merger. In the event that Mr. Tressler is rehired by SNBV, SNBV will provide fringe benefits to Mr. Tressler as part of his post-closing compensation rather than under his employment agreement, and the cost of those fringe benefits would not be deemed to be a parachute payment under Section 280G of the Internal Revenue Code. If Mr. Tressler is not rehired by SNBV upon completion of the merger, then SNBV will provide the fringe benefits under Mr. Tressler’s employment agreement until the earlier of 24 months following completion of the merger or the date Mr. Tressler becomes eligible to receive comparable benefits from a subsequent employer, and the cost of those fringe benefits will be deemed to be a parachute payment under Section 280G of the Internal Revenue Code.

Impact of Section 6(j) of the Employment Agreement

Assuming the merger is completed in 2006, the change-in-control severance benefits to Mr. Tressler set forth above, all which constitute “parachute payments” for purposes of Section 280G, would exceed three times his average compensation for the five-year period ended December 31, 2005 (which amounts to $122,371) by an estimated $158,070. Assuming the merger is completed in 2007, the total change-in-control severance benefits to Mr. Tressler under the employment agreement would exceed three times his estimated average compensation for the five-year period ended December 31, 2006 (which is estimated to amount to $127,001) by an estimated $144,162. Under Section 6(j) of the employment agreement, under either of the foregoing circumstances Mr. Tressler’s change-in-control severance benefits would be cut back by the excess amount (an estimated $158,070 if the merger is completed in 2006 and an estimated $144,162 if the merger is completed in 2007) plus $1.00 in order to avoid adverse tax consequences to him and 1st Service under Section 280G of the Internal Revenue Code. Accordingly, if Mr. Tressler’s change-in-control severance benefits are reduced under Section 6(j) of his employment agreement, he will receive severance benefits with a present value equal to $367,113 if the merger is completed in 2006 and $381,021 if the merger is completed in 2007.

Effect of the Section 280G Proposal

1st Service is seeking approval of the payment or provision of the amount of the benefits required to be cut back under Section 6(j) of the employment agreement between 1st Service and Mr. Tressler in order to exempt such benefits from the operation of Section 280G of the Internal Revenue Code and permit them to be paid or provided to Mr. Tressler without adverse tax consequences to him or 1st Service under Section 280G. If this proposal is approved by the shareholders of 1st Service, then the benefits payable to Mr. Tressler will not be reduced under Section 6(j) of the employment agreement, as the amount of the benefits in excess of his five-year average compensation will no longer be deemed to be a parachute payment under Section 280G of the Internal Revenue Code. If this proposal is not approved by shareholders, then Mr. Tressler’s change-in-control severance benefits will be cut back in the manner required by Section 6(j) of his employment agreement.

The approval of the foregoing proposal is not a condition to the completion of the merger and will not change the merger consideration which a 1st Service shareholder will be eligible to receive upon completion of the merger.

MARKET FOR COMMON STOCK AND DIVIDENDS

The SNBV common stock currently is not listed or traded on any market. At June 30, 2006, there were 3,500,000 shares of SNBV common stock outstanding which were held by approximately 230 holders of record. All of these shares were issued by SNBV at $10.00 per share in a private offering which was completed on April 14, 2005. Management of SNBV is not aware of any transactions in the SNBV common stock since such time.

The 1st Service common stock is not listed or traded on any market. At June 30, 2006, there were 868,460 shares of 1st Service common stock outstanding which were held by approximately 100 holders of record. To the knowledge of 1st Service, since January 1, 2004 the only sales of 1st Service common stock were the sale of 500 shares from one IRA to another IRA at $20.00 per share in July 2005, the sale of 850 shares at $11.50 per share in September 2005, the sale of 650 shares at $11.75 per share in December 2005 and the sale of 3,000 shares at $11.00 per share in March 2006. With the exception of the last transaction, all of these transactions were effected by shareholders who were not affiliated with 1st Service.

Neither SNBV nor 1st Service has declared any dividends on its respective common stock since its formation and commencement of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SNBV

The following discussion and analysis should be read in conjunction with “Selected Consolidated Historical Financial Data of SNBV” on page 8 and SNBV’s consolidated financial statements and the related notes included in this document. The discussion in this document contains forward-looking statements that involve risks and uncertainties, such as SNBV’s plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as applying to all related forward-looking statements wherever they appear in this document. See “Cautionary Statement Concerning Forward-Looking Statements.” SNBV’s actual results could differ materially from those discussed in this document.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

SNBV’s accounting policies are in accordance with accounting principles generally accepted in the United States and with general practices within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our financial statements. As such, the following policies are considered “critical accounting policies” for SNBV.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the portfolio as of the balance sheet date. In assessing the adequacy of the allowance, SNBV reviews the quality of, and risks in, loans in the portfolio. SNBV also consider such factors as:

•	composition of the loan portfolio;

•	value and adequacy of the collateral;

•	current economic conditions;

•	historical loan loss experience of banks in Virginia with $500.0 million to $5.0 billion in assets; and

•	other risk factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by SNBV’s executive credit officer and presented to SNBV’s board of directors on a quarterly basis. SNBV may determine, based on its analysis, which includes risk factors such as charge-off rates, past dues and loan growth, that its future loan loss provision needs to increase or decrease in order for it to maintain the allowance at a level sufficient to absorb inherent credit losses. If SNBV becomes aware that any of these factors has materially changed, SNBV’s estimate of credit losses in the loan portfolio and the related allowance could also change. The allowance consists of specific, general and unallocated components. The specific component relates to loans considered to be impaired. For such loans, a specific reserve is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component is established for unimpaired loans and its value is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.

While it is SNBV’s policy to charge off loans in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Carrying Value of Securities

Securities designated as available-for-sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available-for-sale is reported, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in stockholders’ equity. Securities held-to-maturity are carried at amortized cost, as SNBV has the ability, and management has the positive intent, to hold these securities to maturity. Premiums and discounts on securities recognized in interest income using the interest method over the terms of the securities.

Goodwill and Intangible Assets

SNBV uses the purchase method of accounting for all business combinations in which it engages. For purchase acquisitions, SNBV records the assets acquired, including identifiable intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation techniques. SNBV has adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. Management last reviewed SNBV’s intangible assets in December 2005.

Asset Prepayment Rates

SNBV purchases amortizing investment securities in which the underlying assets are residential mortgage loans subject to prepayments. The actual principal reduction on these assets varies from the expected contractual principal reduction due to principal prepayments resulting from the borrowers’ election to refinance the underlying mortgage based on market and other conditions. The purchase premiums and discounts associated with these assets are amortized or accreted to interest income over the estimated life of the related assets. The estimated life is calculated by projecting future prepayments and the resulting principal cash flows until maturity. Prepayment rate projections utilize actual prepayment speed experience and available market information on like-kind instruments. The prepayment rates form the basis for income recognition of premiums and discounts on the related assets. Changes in prepayment estimates may cause the earnings recognized on these assets to vary over the term that the assets are held, creating volatility in the net interest margin. Prepayment rate assumptions are monitored and updated monthly to reflect actual activity and the most recent market projections.

GENERAL

SNBV commenced operations as the holding company for Sonabank in April 2005 and had its first profitable quarter in the period ended December 31, 2005.

In December 2005, SNBV closed on the purchase of a branch in Clifton Forge where it acquired $42.5 million in deposits, $7.1 million in loans and $2.4 million in retail reverse repurchase agreements as well as the branch banking center.

In July 2006, SNBV announced a definitive agreement under which 1st Service Bank will merge with Sonabank, in a stock and cash transaction valued at approximately $13.1 million. The transaction is expected to be completed in the fourth quarter of 2006. On June 30, 2006, 1st Service had assets of $124.4 million, including total loans of $118.6 million, of which $80.4 million were residential mortgages. At such date, 1st Service had deposits of $101.5 million. During the first half of 2006, the 1st Service mortgage department incurred over $377,000 in operating losses through April and 1st Service decided to close that operation in April incurring a loss of $289,557. Also during that period, 1st Service took a one time charge to reflect the amortization of deferred costs of paid-off loans of $285,877.

OVERVIEW

Because SNBV’s first year of operations (i.e., the period from inception at April 14, 2005 to December 31, 2005) and its first period of operations (April 14, 2005 to June 30, 2005) were partial calendar periods, having less than the full number of business days as in subsequent calendar periods, and because during these periods SNBV was engaged in the commencement of its operations, SNBV does not believe that a period-to-period comparison with the corresponding 2006 periods is meaningful.

Net income for the six months ended June 30, 2006 was $321,289 compared with a loss of $1.8 million from the period from inception at April 14, 2005 to June 30, 2005. Organization costs during the period ending June 30, 2005 amounted to $1.2 million and SNBV recorded a provision for loan losses of $327,000. During the six months ended June 30, 2006, net interest income amounted to $2.6 million as loans grew from $13 million to $92 million compared to the period ended June 30, 2005. For the six months ended June 30, 2006, the provision for loan losses decreased to $286,000, resulting in an allowance of 1.4% of total loans. Noninterest income increased to $118,736 for the six months ended June 30, 2006, mainly due to the increased amount of fees generated from deposit accounts.

As of December 31, 2005, SNBV recorded a net loss for the period from inception at April 14, 2005 through December 31, 2005 of $2.3 million or $(0.64) per share (basic and diluted), primarily due to organizational costs of $1.2 million.

Total assets increased to $145.6 million at June 30, 2006 from $45.0 million at June 30, 2005 mainly due to growth in loans and investment securities. The loan growth was generated by SNBV’s loan officers, except for loans totaling $7.1 million acquired in the Clifton Forge branch purchase transaction. Deposits increased from $9.0 million at June 30, 2005 to $104.4 million at June 30, 2006. SNBV acquired deposits totaling $42.5 million in the Clifton Forge branch purchase. Of this increase of $95.4 million, $20.3 million were in checking (NOW), money market and savings accounts and $29.0 million were in local certificates of deposits. The remaining $46.1 million were institutional certificates of deposit which were obtained from investment banking firms and other deposit brokers to fund loan growth which has, to date, outpaced SNBV’s ability to garner deposits from its market areas.

Total assets at December 31, 2005 were $122.9 million. Net loans were $75.0 million which included $7.1 million of loans acquired with the acquisition of the Clifton Forge branch. The remaining loans were primarily generated by SNBV’s loan officers in Virginia.

RESULTS OF OPERATIONS

SNBV reported net income for the six month period ended June 30, 2006 of $321,000, or $0.09 per share (basic and diluted) versus a net loss of $1.8 million, or $(0.51) per share (basic and diluted) for the period from inception at April 14, 2005 to June 30, 2005.

The following table summarizes components of income and expense and the changes in those components for the period ended June 30, 2006 as compared to the period from inception at April 14, 2005 to June 30, 2005.

Because the 2005 period represented less than six full months of operations, the two periods ending June 30, 2006 and 2005 are not comparable.

	Condensed Consolidated Statements of Income
	For the Six Months Ended June 30, 2006	Change from the Prior Period(1)
		Amount
	(Dollar amounts in thousands)
Interest income	$4,448	$4,133
Interest expense	1,843	1,809

Net interest income	2,605	2,324
Provision for loan losses	286	(41)
Net interest income after provision for loan losses	2,319	2,365
Noninterest income	119	117
Noninterest expense	2,117	374

Income before provision for income taxes	321	2,108

Provision for income taxes	—	—

Net income (loss)	$321	$2,108

(1)	The “Prior Period” is from inception at April 14, 2005 to June 30, 2005. SNBV believes that because the prior period represented less than half the number of business days and occurred immediately after the commencement of operations of Sonabank, that the comparison is not a meaningful period to period comparison.

SNBV reported net income for the six months ended June 30, 2006 of $321,000 which was an increase of $2.1 million over the period from inception at April 14, 2005 to June 30, 2005. The net loss for the period from inception at April 14, 2005 to June 30, 2005 resulted from the costs incurred to organize Sonabank and the large investment made in personnel and office space, furniture and equipment to commence and ramp up the business after receiving the national bank charter for Sonabank in April 2005. In contrast, SNBV had net income of $26,000 in the fourth quarter of 2005 after the extraordinary spending to commence operations subsided.

SNBV expects to continue to expand its banking office network and employee base in 2006 with the integration of 1st Service after the merger. Although growth and increasing the number of offices can increase expenses (such as administrative costs, occupancy, salaries and benefits expenses) before earnings are recorded, SNBV expects that the 1st Service merger will be accretive to earnings not later than the end of the first fiscal quarter after the closing.

Net Interest Income

SNBV’s operating results depend primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of non-interest income, including income or loss from the sale of loans and fees and service charges on deposit accounts, and by the level of operating expenses, including compensation, premises and equipment, deposit insurance assessments and income taxes.

Net interest income before the provision for loan losses for the six months ended June 30, 2006 was $2.6 million, an increase of 9.27 times the $281,000 for the period from the inception through June 30, 2005. The increase was due to loan originations and securities purchases which resulted in average earning assets of $126.5 million during the period ended June 30, 2006 compared to $16.0 million during the period ended June 30, 2005.

SNBV’s yield on total interest-earning assets was 7.09% for the six months ended June 30, 2006 compared to 3.98% for the period ended June 30, 2005. The average yield on loans was 8.20% during the six months ended June 30, 2006, down from 8.35% during the period ended June 30, 2005 while the average yield on investment securities increased to 4.87% during the six months ended June 30, 2006, from 4.52% during the period ended June 30, 2005.

SNBV’s net interest margin increased from 3.55% in the period ended June 30, 2005 to 4.15% as cash was used to fund higher yielding loans and investment securities.

In 2005, net interest income was $1.8 million. Total interest income in 2005 was $2.4 million and was generated primarily from interest and fees on loans. A large percentage of SNBV’s loans are tied to the prime rate. Such loans adjust immediately, or at the beginning of the following month. Other loans are tied to other indices such as the one, two or three year Constant Maturity Treasury rate (CMT). Depending on the index, the rates on those loans tend to lag changes in market interest rates. The average interest rate on SNBV’s loans was 7.65% for 2005.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the amount of interest earned/paid on such assets and liabilities, and the yield/rate for the six months ended June 30, 2006 and the period from inception at April 14, 2005 to June 30, 2005. Calculations for all periods have been made using daily average balances.

Average Consolidated Balance Sheets and Net Interest

Analysis For the Six-Month

Period Ended June 30, 2006 and the Period From Inception

at April 14, 2005 Through June 30, 2005

	2006			2005
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate(1)	Average Balance	Interest Earned/ Paid	Average Yield/ Rate(1)
	(Dollar amounts in thousands)
Assets
Interest-earning assets:
Loans, net of unearned income	$84,113	$3,421	8.20%	$1,111	$46	8.35%
Investment securities	40,223	972	4.87%	6,738	151	4.52%
Other earning assets	2,193	55	5.06%	8,130	118	2.93%

Total earning assets	126,529	4,448	7.09%	15,979	315	3.98%

Allowance for loan losses	(1,153)			(29)
Total non-earning assets	7,636			857

Total assets	$133,012			$16,807

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Checking (NOW) accounts	$6,415	$8	0.25%	$54	$—	0.25%
Money market accounts	15,904	226	2.87%	2,173	32	3.03%
Savings accounts	2,364	6	0.49%	1	—	0.50%
Time deposits of $100,000 and over	43,914	996	4.58%	54	1	2.99%
Other time deposits	14,476	383	5.33%	41	1	3.20%

Total interest-bearing deposits	83,073	1,619	3.93%	2,323	34	2.96%
Borrowings	10,140	224	4.45%	—	—

Total interest-bearing liabilities	93,213	1,843	3.99%	2,323	34	2.96%

Noninterest-bearing liabilities:
Demand deposits	7,013			374
Other liabilities	379			202

Total liabilities	100,605			2,899
Stockholders’ equity	32,407			13,908

Total liabilities and stockholders’ equity	$133,012			$16,807

Net interest income		$2,605			$281

Interest rate spread			3.10%			1.02%

Net interest margin			4.15%			3.55%

(1)	Annualized.

The following table details daily average balances of interest-earning assets and interest-bearing liabilities, the amount of interest earned/paid on such assets and liabilities, and the fully taxable equivalent yield/rate for the period ended December 31, 2005.

Average Consolidated Balance Sheets

and Net Interest Analysis

For the Period From Inception at April 14, 2005 Through

December 31, 2005

	Average Balance	Interest Earned/ Paid	Average Yield/Rate(1)
	(Dollar amounts in thousands)
Assets
Interest-earning assets:
Loans, net of unearned income	$20,053	$1,534	7.65%
Investment securities	14,461	667	4.61%
Other earning assets	6,202	194	3.13%

Total earning assets	40,716	2,395	5.88%

Allowance for loan losses	(345)
Total non-earning assets	1,795

Total assets	$42,166

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Checking (NOW) accounts	$522	$1	0.26%
Money market accounts	6,479	200	3.09%
Savings accounts	184	1	0.51%
Time deposits of $100,000 and over	6,290	251	3.99%
Other time deposits	1,214	61	5.02%

Total interest-bearing deposits	14,689	514	3.50%

Borrowings	2,241	91	4.06%

Total interest-bearing liabilities	16,930	605	3.58%

Noninterest-bearing liabilities:
Demand deposits	2,170
Other liabilities	262

Total liabilities	19,362
Stockholders’ equity	22,804

Total liabilities and stockholders’ equity	$42,166

Net interest income		$1,790

Interest rate spread			2.31%

Net interest margin			4.40%

(1)	Annualized.

The following table presents information regarding changes in interest income and interest expense for the period indicated for each major category of interest-earning assets and interest-bearing liability which distinguishes between the changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by old volume). The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) have been allocated between rate and volume variances based on the percentage relationship of such variances to each other.

Change in Interest Income and Interest Expenses

For the Six Months Ended June 30, 2006 Compared to the

Period From Inception, April 14, 2005, to June 30, 2005

	Increase (Decrease) in Interest Income and Expense Due to Change in:
	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest-earning assets:
Loans, net of unearned income	$3,437	$(62)	$3,375
Investment securities	750	71	821
Other earning assets	(86)	23	(63)

Total interest-earning assets	4,101	32	4,133

Interest-bearing liabilities:
Checking (NOW) accounts	8	—	8
Money market accounts	206	(13)	193
Savings accounts	6	—	6
Time deposits of $100,000 and over	650	346	996
Other time deposits	229	153	382

Total interest-bearing deposits	1,099	486	1,585
Borrowings	224	—	224

Total interest-bearing liabilities	1,323	486	1,809

Increase in net interest income	$2,778	$(454)	$2,324

Provisions for Loan Losses

The provision for loan losses is a current charge to earnings made in order to increase the allowance for loan losses to a level deemed appropriate by management based on an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending, historical loan experience and other relevant factors. SNBV’s loan loss allowance is calculated by stratifying the loan portfolio by risk classifications and applying risk factors to each category. The risk factors are derived by considering relevant loss factors from 1992 to 1999 of banks headquartered in Virginia, with $500 million to $5.0 billion in assets, as well as applying management’s judgment.

The provisions for loan losses charged to operations for the six months ended June 30, 2006, for the period from inception at April 14, 2005 to June 30, 2005 and for the period from inception at April 14, 2005 to December 31, 2005 were $286,000, $327,000 and $1.0 million, respectively. SNBV has had no charge-offs since Sonabank commenced operations on April 14, 2005 through June 30, 2006.

SNBV increased the provision for loan losses in the first six months of 2006 relative to the 2005 period not based on any particular loan, but as a result of the general growth of our loan portfolio, and on general economic conditions and on a rising interest rate environment which presents a general increase in repayment risk. At June 30, 2006, SNBV’s loan portfolio had increased by $79.3 million, or 605.87%, compared to the loan portfolio at June 30, 2005.

Noninterest Income

For the six months ended June 30, 2006, noninterest income totaled $119,000, an increase of $117,000, or 585%, over the period from inception at April 14, 2005 to June 30, 2005. Because the period from inception to June 30, 2005 was not a full six month period and was the first period of operations (which involved the commencement of operations and heavy regulatory oversight), SNBV does not believe that the periods are necessarily comparable.

The following table presents the primary components of non-interest income for the six months ended June 30, 2006, for the period from inception at April 14, 2005 to June 30, 2005 and for the period from inception at April 14, 2005 to December 31, 2005.

	Noninterest Income Components
	Periods Ended June 30,		For the Period Ended December 31, 2005(2)
	2006(1)	2005(1)	Amount
	(Dollar amounts in thousands)
Service charges and fees on deposit accounts	$57	$1	$18
Other service charges and fees	62	1	33

Total noninterest income	$119	$2	$51

(1)	The 2006 period is for the six months ended June 30, 2006, while the 2005 period is from the date of inception at April 14, 2005 to June 30, 2005. SNBV does not believe that the periods are comparable due to the shorter time period and the start up activities that occurred in 2005.
(2)	The period represented is from the date of inception at April 14, 2005 to December 31, 2005.

Service charges and fees on deposit accounts include account verification, insufficient fund charges, negative daily balance, online bill pay, overdraft protection, stop payment and dormant account fees.

Other service charges and fees include garnishment and levy, check copy, check image, foreign check collection, wire transfer and replacement debit card fees as well as late charges on loans which are billed on payments that do not arrive prior to the end of the applicable grace period.

For the six months ended June 30, 2006, total service charges on deposit accounts were $57,000, an increase of $56,000 or 5,600% over the June 30, 2005 period. The increase in fees is primarily attributable to an increased number of accounts and an increase in the amount of fees collected for our cash management products.

Noninterest Expense

For the six months ended June 30, 2006, noninterest expense increased $374,000, or 21%, to $2.1 million, compared to $1.7 million for the period from inception at April 14, 2005 to June 30, 2005. Total non-interest expense was $3.1 million for the period from inception at April 14, 2005 to December 31, 2005 including organizational costs of $1.2 million. SNBV anticipates additional increases in non-interest expense throughout 2006 and into 2007 as a result of the integration of 1st Service into its operations after the merger closes and its continued growth.

The following table represents the components of noninterest expense for the periods ended June 30, 2006 and 2005 and December 31, 2005.

	Noninterest Expense Components
	Periods Ended June 30,			For the Period Ended December 31, 2005(2)
	2006(1)	2005(1)	Percent Change	Amount	Percent
Salaries and benefits	$1,029	$343	200.00%	$1,079	35.0%
Occupancy expenses	182	35	420.00	154	5.0
Furniture and equipment expenses	145	24	504.17	135	4.0
Organizational costs	—	1,212	(1,212.00)	1,212	40.0
Amortization of core deposit intangibles	218	—	218.00	36	1.0
Other operating expense	543	129	320.93	461	15.0

Total noninterest expense	$2,117	$1,743	21.46%	$3,077	100.0%

(1)	The 2006 period is for the six months ended June 30, 2006, while the 2005 period is from the date of inception at April 14, 2005 to June 30, 2005. SNBV does not believe that the periods are comparable because the 2005 period has fewer business days and occurred immediately subsequent to the commencement of operation of Sonabank.
(2)	The period represented is from the date of inception at April 14, 2005 to December 31, 2005.

Salaries and benefits increased by $686,000 or 200% for the six months ended June 30, 2006, as compared to the period from inception at April 14, 2005 to June 30, 2005. The increase in salaries and benefits is related directly to staff additions to accommodate SNBV’s growth. As of June 30, 2006, SNBV had 31 full time equivalent employees compared to 20 full time equivalent employees as of June 30, 2005. SNBV expects to increase its full-time equivalent employees to approximately 51 upon the closing of the 1st Service merger and anticipate a concomitant increase in salaries and benefits as a result. Total salaries and benefits for 2005 increased due to increased staffing levels needed to operate Sonabank as it has expanded from one branch and a loan production office at the commencement of its operations to two branches and three loan production offices at December 31, 2005, including the acquisition of the Clifton Forge branch in December 2005. As of December 31, 2005, SNBV had 29 full-time equivalent employees.

SNBV’s occupancy expense increased by $147,000 or 420% for the six months ended June 30, 2006, as compared to the period from inception at April 14, 2005 to June 30, 2005, as a result of the opening of an administrative office in Warrenton, Virginia. Occupancy expense was $154,000 for the period ended December 31, 2005, reflecting the costs to open the branch and loan production offices.

Furniture and equipment expenses increased by $121,000 or 504% for the six months ended June 30, 2006, as compared to the period from inception at April 14, 2005 to June 30, 2005. This increase in expense was due to the depreciation expense resulting from the purchase of furniture and equipment for the occupancy of two banking offices, three loan production offices and SNBV’s executive offices. SNBV expects to perform nominal changes to the three branch offices it will acquire when the 1st Service merger closes. A significant portion of the costs of such changes will be for signage. SNBV leased five office locations in 2005 and it furnished and equipped all of them in 2005 at an average cost of approximately $250,000.

Total organization expenses for SNBV were $1.2 million at December 31, 2005.

Core deposit intangibles of $2.8 million as of June 30, 2006 are being amortized over their estimated useful lives of seven years. SNBV acquired this asset with the Clifton Forge branch purchase in December 2005.

Other operating expense for the period ended June 30, 2006 and December 31, 2005 consisted of telephone, professional fees, data processing fees and other fees. The increased expense was due to the increased costs of operating two branches and the increased number of deposit accounts.

Income Taxes

SNBV did not record a provision for income taxes for either the six months ended June 30, 2006 or for the period from inception at April 14, 2005 to December 31, 2005 due to its operating losses and the net operating loss carryforward for the period from inception at April 14, 2005 to December 31, 2005.

In lieu of an income tax, the Commonwealth of Virginia assesses a franchise tax based on SNBV’s capital, subject to certain deductions. SNBV incurred $107,000 in franchise taxes for the six months ended June 30, 2006 compared to $0 for the period from inception at April 14, 2005 to June 30, 2005. SNBV incurred $0 in franchise tax for the period from inception at April 14, 2005 to December 31, 2005.

FINANCIAL CONDITION

Balance Sheet

SNBV’s total assets were $145.6 million at June 30, 2006 as compared to $122.9 million at December 31, 2005 and $45.4 million at June 30, 2005. SNBV’s asset growth has been primarily funded by its deposit growth and by securities sold under agreements to repurchase and other borrowings. SNBV intends to replace brokered deposits and borrowings with local core deposits as soon as possible and has aggressively marketed deposits in its market area.

Loan Portfolio

As of June 30, 2006, total gross loans receivable increased by $17.4 million, or 23.1%, from $75.3 million at December 31, 2005, to $92.7 million. Loan growth occurred in all categories aided by strong demand for commercial real estate, and commercial and residential construction loans. Commercial real estate loans grew 20.6% from $41.7 million at December 31, 2005 to $50.3 million at June 30, 2006. During the same period Construction and Development loans grew 34.2% from $16.0 million to $21.4 million and non-real estate commercial loans grew 17.9% from $6.7 million to $7.9 million.

Between December 31, 2005 and June 30, 2006, SNBV closed loans totaling $1.8 million through the Small Business Administration’s 7(a) program and $3.8 million under the SBA’s 504 program.

Between SNBV’s inception in April 2005 and December 31, 2005, total gross loans receivable grew to $75.3 million. Total gross loans receivable at December 31, 2005 consisted primarily of loans secured by commercial real estate, representing $41.6 million or 56.0% of the total and construction, land and other loans totaled $16.0 million, or 21.0% of the total. Non-real estate commercial loans totaled $6.7 million or 8.0% of year end 2005 total gross loans receivable.

During this same period, SNBV closed loans under the Small Business Administration’s 7(a) program totaling $2.4 million as well as $935,000 under its 504 program.

SNBV’s commercial real estate lending program includes both loans closed under the SBA 7(a) and 504 loan programs and loans closed outside of the SBA programs that serve both the investor and owner occupied facility market. The 504 loan program is used to finance long-term fixed assets, primarily real estate and heavy equipment and gives borrowers access of up to 90% financing for a project. SBA 7(a) loans may be used for the purchase of real estate, construction, renovation or leasehold improvements, as well as machinery, equipment, furniture, fixtures, inventory and in some instances, working capital and debt refinancing. The SBA guarantees up to 85% of the loan balance in the 7(a) program, and start-up businesses are eligible to participate in the program.

The following table summarizes the composition of SNBV’s loan portfolio as of June 30, 2006 and December 31, 2005.

	Loan Portfolio Composition
	At June 30, 2006		At December 31, 2005
	Amount	Percent	Amount	Percent
	(Dollar amounts in thousands)
Commercial	$7,922	9.0%	$6,720	8.0%
Consumer	2,757	3.0	2,011	3.0
Real estate:
Commercial and multi-family residential	50,334	54.0	41,644	56.0
Construction, land and other	21,407	23.0	15,978	21.0
Residential, 1-4 family	7,462	8.0	7,814	11.0
Equity lines of credit	2,839	3.0	1,125	1.0

Total gross loans receivable	92,721	100.0%	$75,292	100.0%

Less:
Deferred loan fees, net	358		261

Loans receivable, net of unearned income	$92,363		$75,031

As of December 31, 2005, substantially all of SNBV’s loans were to customers located in Virginia. SNBV is not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations.

The following tables set forth the contractual maturity ranges of the commercial business and construction loan portfolio and the amount of those loans with predetermined and floating interest rates in each maturity range as of June 30, 2006 and as of December 31, 2005.

	Maturities of Loan Portfolio
	As of June 30, 2006
	One Year or Less	After One Year Through Five Years		After Five Years		Total
		Fixed Rate	Floating Rate	Fixed Rate	Floating Rate
	(Dollar amounts in thousands)
Real estate construction	$2,577	$—	$18,830	$—	$—	$21,407
Commercial	4,051	1,359	169	—	2,343	7,922

Total	$6,628	$1,359	$18,999	$—	$2,343	$29,329

	As of December 31, 2005
	One Year or Less	After One Year Through Five Years		After Five Years		Total
		Fixed Rate	Floating Rate	Fixed Rate	Floating Rate
	(Dollar amounts in thousands)
Real estate construction	$9,951	$1,905	$4,098	$—	$—	$15,954
Commercial	2,688	939	1,480	67	1,546	6,720

Total	$12,639	$2,844	$5,578	$67	$1,546	$22,674

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are substantially lower than rates on existing mortgage loans due to refinancings of adjustable rate and fixed rate loans at lower rates.

Past Due Loans and Non-performing Assets

SNBV will generally place a loan on nonaccrual status when it becomes 90 days past due. Loans will also be placed on nonaccrual status in cases where SNBV is uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Cash payments received while a loan is categorized as nonaccrual will be recorded as a reduction of principal as long as doubt exists as to future collections.

SNBV maintains appraisals on loans secured by real estate, particularly those categorized as non-performing loans and potential problem loans. In instances where appraisals reflect reduced collateral values, SNBV makes an evaluation of the borrower’s overall financial condition to determine the need, if any, for possible writedowns to their net realizable values. SNBV records other real estate owned at the lower of its recorded investment in the loan or fair value less its estimated costs to sell.

SNBV’s loss and delinquency experience on its loan portfolio has been limited by a number of factors, including its underwriting standards and the relatively short period of time since the loans were originated. Whether SNBV’s loss and delinquency experience in this area of its portfolio will increase significantly depends upon the value of the real estate securing loans and economic factors such as increases in unemployment as well as the overall economy of the region.

SNBV had no past due loans or non-performing assets at June 30, 2006.

At June 30, 2006, no loans were considered potential problem loans. These loans are subject to management attention and their classification is reviewed on a quarterly basis.

Allowance for Loan Losses

SNBV is very focused on the asset quality of its loan portfolio, both before and after the loan is made. SNBV has established underwriting standards that have proven to be effective in maintaining high credit quality in its loan portfolio. SNBV have experienced loan officers and who take personal responsibility for the loans they underwrite, a standing credit committee that vets each loan application carefully and a requirement that loans that are 60% or more of its legal lending limit must be approved by three executive members of its standing credit committee and an outside director. SNBV has implemented standardized underwriting and credit analysis. SNBV had no non-performing loans at June 30, 2006.

SNBV’s allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Management evaluates the allowance at least quarterly. In addition, on a quarterly basis SNBV’s board of directors reviews its loan portfolio, conducts an evaluation of the credit quality and reviews the loan loss provision, recommending changes as may be required. In evaluating the allowance, management considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels and general economic conditions.

The allowance for loan losses represents management’s estimate of an amount appropriate to provide for known and inherent losses in the loan portfolio in the normal course of business. SNBV makes specific allowances for each loan based on its type and classification as discussed below. However, there are additional factors contributing to losses that cannot be quantified precisely or attributed to particular loans or categories of loans, including general economic and business conditions and credit quality trends. SNBV has established an unallocated portion of the allowance based on its evaluation of these factors, which management believes is prudent and consistent with regulatory requirements. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. See also, “—Critical Accounting Policies—Allowance for Loan Losses.” The allowance is also subject to regulatory examinations and determination by the regulatory agencies as to the appropriate level of the allowance.

SNBV follows a loan review program designed to evaluate the credit risk in its loan portfolio. Through this loan review process, SNBV maintains an internally classified watch list that helps management assess the overall quality of the loan portfolio and the level of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, loans are categorized as substandard, doubtful, loss or special mention and reserves are allocated based on management’s judgment and historical experience.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that SNBV will sustain some losses if the deficiencies are not corrected.

Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

Loans classified as “loss” are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer a loss on this asset even though partial recovery may be effected in the future. Any loans considered to be impaired are accounted for in accordance with FAS 114.

In addition to the above classification categories, SNBV also categorizes certain loans as “special mention.” While special mention loans do not have all the characteristics of a substandard or doubtful loan, they have one or more deficiencies which warrant special attention and which corrective management action, such as accelerated collection practices, may remedy.

During the evaluation of the loan portfolio, any loans that are not classified or rated special mention are rated in accordance with SNBV’s risk rating. SNBV assigns a general reserve allocation based on loan type.

The following table presents an analysis of the allowance for loan losses for the six months ended June 30, 2006, for the period from inception at April 14, 2005 through June 30, 2005 and for the period from inception at April 14, 2005 through December 31, 2005. SNBV had no net charge-offs in any of those fiscal periods.

	Analysis of Allowance for Loan Losses
	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005(1)	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Dollar amounts in thousands)
Balance, beginning of period	$1,020	$—	$—
Provision charged to operations	286	327	1,020
Recoveries credited to allowance	—	—	—

Total	1,306	327	1,020

Loans charged off	—	—	—

Balance, end of period	$1,306	$327	$1,020

Footnote on following page

(1)	The 2006 period is for the six months ended June 30, 2006, while the 2005 period is from the date of inception at April 14, 2005 to June 30, 2005. Comparisons may not be meaningful because the 2005 period represented less than half the business days than the 2006 period and occurred immediately after the commencement of operations of Sonabank.

The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur.

	Allocation of the Allowance for Loan Losses
	As of June 30, 2006		As of June 30, 2005		As of December 31, 2005
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollar amounts in thousands)
Commercial	$92	8.54%	$43	29.51%	$75	8.97%
Consumer	30	2.97	9	6.51	21	2.63
Real estate—commercial	155	54.29	18	49.83	120	55.34
Real estate—construction, land and other	299	23.09	24	14.15	234	21.19
Real estate—residential 1-4 family	8	11.11	—	—	7	11.87
General	722	—	233	—	563	—

Total	$1,306	100.00%	$327	100.00%	$1,020	100.00%

The general allowance is available as an unallocated allowance against the entire loan portfolio and is related to factors which include, among others, current economic conditions in our market area, which are not directly associated with a specific loan category.

SNBV believes that the allowance for loan losses at June 30, 2006 is sufficient to absorb losses inherent in its loan portfolio based on its assessment of the information available. SNBV’s assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination, may require additional charges to the provision for loan losses in future periods if the results of their reviews warrant additions to the allowance for loan losses. The methodology used by bank regulatory authorities to assess the allowance for loan losses may take into account additional factors, such as comparisons of SNBV’s methodology for determining, and amounts of, allowances for loan losses to a group of peer institutions identified by the regulators.

Investment Securities and Other Assets

SNBV’s securities portfolio composition is meant to provide a rate-sensitive, stable source of income until SNBV can deploy a large portion of these assets into underwritten loans. SNBV’s securities portfolio also provides it with required liquidity and securities to pledge as required collateral for certain governmental deposits and borrowed funds.

SNBV’s securities portfolio is managed by its president and treasurer, both of whom have significant experience in this area, with the concurrence of SNBV’s Asset/Liability Committee. In addition to SNBV’s president (who is chairman of the Asset/Liability Committee) and treasurer, this committee is comprised of two outside directors. Investment management is performed in accordance with SNBV’s investment policy, which is approved annually by the Asset/Liability Committee and the board of directors. SNBV’s investment policy addresses its investment strategies, approval process, approved securities dealers and authorized investments.

SNBV’s investment policy authorizes it to invest in:

•	Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) mortgage-backed securities (MBS)

•	Collateralized mortgage obligations

•	Treasury securities

•	Agency securities

•	Pooled trust preferred securities comprised of a minimum of 80% bank collateral with an investment grade rating

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as the GNMA, FNMA and FHLMC. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Conversely, mortgage-backed securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and consequently the average life of these securities will be lengthened. If interest rates begin to fall, prepayments will increase.

Collateralized mortgage obligations (CMOs) are bonds that are backed by pools of mortgages. The pools can be GNMA, FNMA or FHLMC pools or they can be private-label pools. The CMOs are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. The mortgage collateral pool can be structured to accommodate various desired bond repayment schedules, provided that the collateral cash flow is adequate to meet scheduled bond payments. This is accomplished by dividing the bonds into classes to which payments on the underlying mortgage pools are allocated. The bond’s cash flow, for example, can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders. In private-label CMOs, losses on underlying mortgages are directed to the most junior of all classes and then to the classes above in order of increasing seniority, which means that the senior classes have enough credit protection to be given the highest credit rating by the rating agencies.

SNBV classifies its securities as either: “held-to-maturity” or “available-for-sale.” Securities totaling $31.5 million were in the held-to-maturity portfolio at June 30, 2006, compared to $31.7 million at December 31, 2005 and $13.5 million at June 30, 2005. Securities totaling $14.6 million were in the available-for-sale portfolio at June 30, 2006, compared to $8.3 million at December 31, 2005 and $4.0 million at June 30, 2005. The increase in the investment portfolio between December 31, 2005 and June 30, 2006 is the result of the purchase of floating rate pooled trust preferred securities with collateral of at least 80% bank related trust preferred securities and federal agency securities. The purchases were made to replace the securities in the portfolio that were being repaid prior to maturity.

At June 30, 2006, the available-for-sale portfolio had an unrealized net loss of approximately $77,000. The unrealized net loss is the result of changes in market values due to the rise in interest rates in the general market. SNBV considers the overall quality of the securities portfolio to be high. SNBV’s securities portfolio at June 30, 2006 consisted primarily of federal agency issued pools and collateralized mortgage obligations (CMOs). The following table provides the amortized cost of SNBV’s securities by their stated maturities (this maturity schedule excludes prepayment and call features of the securities), as well as the tax equivalent yields for each maturity range.

The following table sets forth the amortized cost, gross unrealized gains and losses and estimated fair value of SNBV’s investment securities at June 30, 2006:

	Investment Securities Portfolio
	At June 30, 2006
	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Available for sale:
Collateralized mortgage obligations	$6,562	$—	$(65)	$6,497
Corporate bonds	6,582	1	(13)	6,570
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	534	—	—	534

Total	$14,698	$1	$(78)	$14,621

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Held to maturity:
Mortgage-backed securities	$15,046	$—	$(402)	$14,644
U.S. Government agency securities	1,000	—	—	1,000
Collateralized mortgage obligations	15,426	—	(147)	15,279

Total	$31,472	$—	$(549)	$30,923

The following table sets forth the amortized cost, gross unrealized gains and losses and estimated fair value of SNBV’s investment securities at December 31, 2005:

	Investment Securities Portfolio
	At December 31, 2005
	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Available for sale:
Collateralized mortgage obligations	$7,213	$—	$(5)	$7,208
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	68	—	—	68

Total	$8,301	$—	$(5)	$8,296

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Held to maturity:
Mortgage-backed securities	$15,812	$—	$(142)	$15,670
Collateralized mortgage obligations	15,886	7	(1)	15,892

Total	$31,698	$7	$(143)	$31,562

SNBV currently has the ability to hold its available-for-sale investment securities to maturity. However, should conditions change, SNBV may sell unpledged securities. All securities held are traded in liquid markets.

The following table sets forth the amortized cost and estimated fair value of SNBV’s investment securities by contractual maturity at June 30, 2006. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Contractual Maturities of Investment Securities
	At June 30, 2006
	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after one year through five years	$1,628	$1,628
Due after ten years	11,516	11,439

	13,144	13,067
Federal Reserve Bank stock-restricted	1,020	1,020
Federal Home Loan Bank stock-restricted	534	534

Total	$14,698	$14,621

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after one year through five years	$1,000	$1,000
Due after ten years	30,472	29,923

Total	$31,472	$30,923

The following table sets forth the amortized cost and estimated fair value of SNBV’s investment securities by contractual maturity at December 31, 2005. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Contractual Maturities of Investment Securities
	At December 31, 2005
	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after one year through five years	$2,296	$2,296
Due after ten years	4,917	4,912

Subtotal	7,213	7,208
Federal Reserve Bank stock-restricted	1,020	1,020
Federal Home Loan Bank stock-restricted	68	68

Total	$8,301	$8,296

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after ten years	$31,698	$31,562

Contractual maturity of mortgage-backed securities and CMOs is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time.

Securities with an unamortized cost of approximately $24.4 million at June 30, 2006 were pledged to secure a line of credit under a repurchase agreement and a line of credit for advances from the FHLB. There were $4.9 million of outstanding FHLB advances at June 30, 2006. As of such date, there was approximately $17.5 million unused and available lines of credit outstanding.

Securities with an amortized cost of approximately $34.0 million at December 31, 2005 were pledged to secure a line of credit under a repurchase agreement and a line of credit for advances from the FHLB. There were no outstanding FHLB advances at December 31, 2005. There was approximately $19.0 million unused and available under the lines of credit as of December 31, 2005.

There were no sales of SNBV’s investment securities during the period from April 14, 2005 through June 30, 2006.

SNBV evaluates its securities portfolio for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to:

•	the length of time and the extent to which the fair value has been less than cost,

•	the financial condition and near-term prospects of the issuer, and

•	our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Because SNBV’s securities portfolio includes mortgage-backed securities and collaterized mortgage obligations, whose prices move inversely with rates, SNBV may incur unrealized gains and losses at the end of any accounting period. SNBV closely monitors the securities portfolio to see if adjustments are needed based on its liquidity needs, market rate changes and credit risk changes of the issuer. There were nine securities totaling approximately $25.6 million and thirteen securities totaling approximately $33.6 million at December 31, 2005 and June 30, 2006, respectively, in SNBV’s securities portfolio that it considered temporarily impaired. The temporary impairment was caused by higher market interest rates since the date of the purchase of those securities.

Deposits and Other Borrowings

The market for deposits is competitive. SNBV offers a line of traditional deposit products that currently includes non-interest-bearing and interest-bearing checking (or NOW accounts), commercial checking, money market accounts, savings accounts and certificates of deposit. SNBV competes for deposits through its banking branches with competitive pricing, advertising and online banking. SNBV uses deposits as a principal source of funding for its lending, purchasing of investment securities and for other business purposes.

As of June 30, 2006, deposits increased by $27.1 million or 35.1% compared to December 31, 2005, and by $95.3 million or 1,048% compared to June 30, 2005. Deposit growth was the result of an increase in the use of deposits provided by intermediaries or deposit brokers, the acquisition of the Clifton Forge branch, the expansion of Sonabank’s branch network and several targeted deposit campaigns focused on expanding Sonabank’s existing customer relationships as well as developing new customer relationships. SNBV believes that its deposits will continue to increase throughout 2006 as a result of recently opened banking offices and offices to be acquired in the 1st Service merger.

SNBV also utilizes brokered deposits and will continue to utilize these sources for deposits when they can be cost-effective. At June 30, 2006 and December 31, 2005, brokered deposits constituted approximately 44.2% and 22.9% of total deposits, respectively. The brokered deposits SNBV typically obtains consist primarily of 90 to 180 day certificates of deposit in excess of $100,000. These deposits generally have the effect of slightly increasing SNBV’s cost of funds and slightly decreasing its net interest margin when compared to its local deposit base.

Total deposits increased by 749.88% from June 30, 2005 to December 31, 2005 due to the purchase of the Clifton Forge branch, the increase in brokered deposits and SNBV’s focused marketing to develop its local core deposit base. Additionally, SNBV concentrated on expanding the level of noninterest-bearing funding which represented 8.20% of total deposits at December 31, 2005. SNBV expects that brokered deposits will remain a significant source of its deposit funding for the foreseeable future.

The following table sets forth the dollar amount of deposits in the various deposit products at June 30, 2006 and December 31, 2005.

	Deposit Products
	At the Period Ended
	June 30, 2006	December 31, 2005
	(Dollar amounts in thousands)
Noninterest bearing deposits	$6,548	$6,333
Savings accounts	2,354	2,373
Money market accounts	15,584	17,147
Checking (NOW) accounts	4,408	6,244
Certificates of deposit greater than $100,000	61,017	30,984
Certificates of deposit less than $100,000	14,497	14,182

Total interest bearing deposits	97,860	70,930

Total deposits	$104,408	$77,263

The following table sets forth the average balance and average rate paid on each of the deposits categories for the periods indicated.

	Average Balance/Average Rate on Deposit Products
	For the Period Ended
	June 30, 2006		December 31, 2005
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollar amounts in thousands)
Noninterest bearing deposits	$7,013	0%	$2,170	0%
Interest bearing deposits:
Savings accounts	2,364	0.49	184	0.51
Money market account	15,904	2.87	6,479	3.09
Checking (NOW) accounts	6,415	0.25	522	0.26
Certificates of deposit greater than $100,000	43,914	4.58	6,290	3.99
Certificates of deposit less than $100,000	14,476	5.33	1,214	5.02

Total interest bearing deposits	83,073	3.93	14,689	3.50

Total deposits	$90,086	3.62%	$16,859	3.05%

The following table sets forth the amount of SNBV’s certificates of deposit by time remaining to maturity as of June 30, 2006.

	Maturities of Certificates of Deposit
	As of June 30, 2006
	3 Months or Less	Over 3 to 12 Months	Over 12 Months
Certificates of deposit greater than $100,000	$49,034	$6,554	$6,669
Certificates of deposit less than $100,000	1,274	10,034	1,948

Total certificates of deposit	$50,308	$16,588	$8,617

The following table sets forth the amount of SNBV’s certificates of deposit by time remaining to maturity as of December 31, 2005.

	Maturities of Certificates of Deposit
	As of December 31, 2005
	3 Months or Less	Over 3 to 12 Months	Over 12 Months
Certificates of deposit greater than $100,000	$20,971	$3,654	$6,359
Certificates of deposit less than $100,000	2,215	3,928	8,039

Total certificates of deposit	$23,186	$7,582	$14,398

The variety of deposit accounts SNBV offers has allowed it to be competitive in obtaining funds and in responding to the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). SNBV’s ability to attract and maintain deposits, and the effect of such retention on its cost of funds, has been, and will continue to be, significantly affected by the general economy and market rates of interest.

SNBV uses borrowed funds, primarily on a short term basis, to support its liquidity needs and to temporarily satisfy its funding needs from increased loan demand and for other shorter term purposes. The majority of these borrowed funds are securities sold under agreements to repurchase, which are reflected at the amount of cash received in connection with the transactions, and may require additional collateral based on the fair value of the underlying securities pledged. SNBV engages in these transactions with retail customers and with established third parties, primarily large securities brokerage firms. Sonabank also is a member of the FHLB and is authorized to obtain advances from the FHLB from time to time to as needed. The FHLB has a credit program for members with different maturities and interest rates, which may be fixed or variable. Sonabank is required to collateralize its borrowings from the FHLB with our FHLB stock and other collateral acceptable to the FHLB. At June 30, 2006 and December 31, 2005, total borrowed funds were $8.1 million and $12.4 million, respectively. At June 30, 2006, SNBV had $6.6 million of unused and available FHLB lines of credit.

The following table sets forth the maximum balances, average balances and weighted average rates paid for SNBV’s borrowings for the periods indicated.

	Borrowings
	For the Period Ended
	June 30, 2006	December 31, 2005(1)
	(Dollar amounts in thousands)
Ending balance	$8,110	$12,406
Maximum month-end balance during the period	$11,114	$15,724
Average balance for the period	$10,140	$2,241
Average interest rate for the period	4.46%	4.09%

(1)	Represents the period from inception at April 14, 2005 to December 31, 2005.

The following table sets forth the balances and weighted average interest rate of SNBV’s borrowings at the dates indicated.

	Balances and Interest Rates of Borrowings
	At
	June 30, 2006	December 31, 2005(1)
	(Dollar amounts in thousands)
Securities sold under agreements to repurchase	$3,210	$12,406
FHLB advances	4,900	—

Total borrowings	$8,110	$12,406

Weighted average interest rate of total borrowings at the end of the period	4.93%	4.14%

(1)	Represents the period from inception at April 14, 2005 to December 31, 2005.

Interest Rate Sensitivity and Market Risk

SNBV is engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments. Consequently, SNBV’s earnings depend to a significant extent on its net interest income, which is the difference between the interest income on loans and investments and the interest expense on deposits and borrowing. To the extent that its interest-bearing liabilities do not reprice or mature at the same time as its interest-bearing assets, SNBV is subject to interest rate risk and corresponding fluctuations in net interest income. SNBV has employed asset/liability management policies that seek to manage its interest income, without having to incur unacceptable levels of credit or investment risk.

SNBV’s interest rate risk is managed by its president and treasurer, both of whom have significant experience in this area, in accordance with policies approved by its board of directors. In determining the appropriate level of interest rate risk, management considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. Management regularly reviews, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, management reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity.

Management uses a duration gap of equity approach to manage SNBV’s interest rate risk and reviews quarterly interest sensitivity reports prepared for it by FTN Financial, using the Sendero ALM Analysis System. This approach uses a model which generates estimates of the change in SNBV’s market value of portfolio equity (MVPE) over a range of interest rate scenarios. MVPE is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates and deposit decay rates.

Between the quarterly receipts of interest sensitivity reports from FTN Financial SNBV manages its interest rate risk by adding to or subtracting from the most recent report any transaction that it is considering. For example, if SNBV were considering purchasing a collateralized mortgage obligation, SNBV would analyze the individual security to derive an estimate of the change in the market value of the security if interest rates were to move up or down by 100, 200 or 300 basis points. SNBV would then take those values and add them to or subtract them from the numbers on the chart shown below to determine its revised interest rate risk profile.

The following tables are based on an analysis prepared by FTN Financial setting forth an analysis of SNBV’s interest rate risk as measured by the estimated change in MVPE resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus 300 basis points, measured in 100 basis point increments) as of June 30, 2006 and December 31, 2005.

	Sensitivity of Market Value of Portfolio Equity As of June 30, 2006
Change in Interest Rates In Basis Points (Rate Shock)	Market Value of Portfolio Equity			Market Value of Portfolio Equity as a % of
	Amount	$ Change From Base	% Change From Base	Total Assets	Portfolio Equity Book Value
	(Dollar amounts in thousands)
Up 300	$32,843	$(1,982)	(5.69)%	22.56%	100.79%
Up 200	33,588	(1,237)	(3.55)	23.07	103.07
Up 100	34,231	(594)	(1.71)	23.52	105.05
Base	34,875	—	0.00	23.92	106.87
Down 100	35,168	343	0.98	24.16	107.92
Down 200	35,055	230	0.66	24.08	107.58
Down 300	34,694	(131)	(0.38)	23.83	106.47

	Sensitivity of Market Value of Portfolio Equity As of December 31, 2005
Change in Interest Rates In Basis Points (Rate Shock)	Market Value of Portfolio Equity			Market Value of Portfolio Equity as a % of
	Amount	$ Change From Base	% Change From Base	Total Assets	Portfolio Equity Book Value
	(Dollar amounts in thousands)
Up 300	$33,687	$(1,453)	(4.13)%	27.41%	104.25%
Up 200	34,238	(902)	(2.57)	27.86	105.96
Up 100	34,719	(421)	(1.20)	28.25	107.45
Base	35,140	—	0.00	28.59	108.75
Down 100	35,170	30	0.09	28.61	108.84
Down 200	34,696	(444)	(1.26)	28.23	107.37
Down 300	34,056	(1,084)	(3.08)	27.71	105.39

SNBV’s interest rate sensitivity is also monitored by management through the use of a model run by FTN Financial that generates estimates of the change in the net interest income over a range of interest rate scenarios. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest bearing liabilities and the interest rate earned or paid on them. In this regard, the model assumes that the composition of SNBV’s interest sensitive assets and liabilities existing at June 30, 2006 and December 31, 2005 remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.

	Sensitivity of Net Interest Income As of June 30, 2006
Change in Interest Rates in Basis Points (Rate Shock)	Adjusted Net Interest Income		Net Interest Margin
	Amount	$ Change From Base	Percent	% Change From Base
	(Dollar amounts in thousands)
Up 300	$5,996	$143	4.26%	0.10%
Up 200	5,944	91	4.22	0.06
Up 100	5,899	46	4.20	0.04
Base	5,853	—	4.16	0.00
Down 100	5,738	(115)	4.09	-0.07
Down 200	5,423	(430)	3.87	-0.29
Down 300	5,091	(762)	3.63	-0.53

	Sensitivity of Net Interest Income As of December 31, 2005
Change in Interest Rates in Basis Points (Rate Shock)	Adjusted Net Interest Income		Net Interest Margin
	Amount	$ Change From Base	Percent	% Change From Base
	(Dollar amounts in thousands)
Up 300	$5,101	212	4.40%	0.18%
Up 200	5,031	142	4.34	0.12
Up 100	4,959	70	4.28	0.06
Base	4,889	—	4.22	0.00
Down 100	4,716	(173)	4.07	-0.15
Down 200	4,442	(447)	3.84	-0.38
Down 300	4,099	(790)	3.54	-0.68

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in MVPE requires the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the MVPE tables and Sensitivity of Net Interest Income tables provide an indication of SNBV’s interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on SNBV’s net worth and net interest income.

Liquidity and Funds Management

The objective of SNBV’s liquidity management is to assure the ability to meet its financial obligations. These obligations include the payment of deposits on demand or at maturity, the repayment of borrowings at maturity and the ability to fund commitments and other new business opportunities. SNBV obtains funding from a variety of sources, including customer deposit accounts, customer certificates of deposit and payments on its loans and investments. Historically, SNBV level of core deposits has been insufficient to fully fund its lending activities. As a result, SNBV has sought funding from additional sources, including institutional certificates of deposit and available-for-sale investment securities. In addition, SNBV maintains lines of credit from the Federal Home Loan Bank of Atlanta and utilize securities sold under agreements to repurchase and reverse repurchase agreement borrowings from approved securities dealers.

SNBV prepares a monthly cash flow report which forecasts weekly cash needs and availability for the coming three months, based on forecasts of loan closings from its pipeline report and other factors.

During the six months ended June 30, 2006, SNBV funded its financial obligations with deposits and borrowings from the Federal Home Loan Bank of Atlanta. At June 30, 2006, SNBV had $16.1 million of unfunded lines of credit and undisbursed construction loan funds. SNBV’s approved loan commitments were

$18.4 million at June 30, 2006. The amount of certificate of deposit accounts maturing in the remaining months of calendar year 2006 is $55.1 million as of June 30, 2006. Management anticipates that funding requirements for these commitments can be met from the normal sources of funds.

Stockholders’ Equity

Stockholders’ equity increased to $32.6 million at June 30, 2006 compared with $32.3 million at December 31, 2005, an increase of $273,000 or 0.8%. The increase was primarily due to net income of $321,000 partially offset by an unrealized loss on securities of $48,000. Stockholders’ equity decreased to $32.3 million at December 31, 2005 from $32.8 million at June 30, 2005, a decrease of $467,000 or 1.4%. The decrease was primarily the result of operating losses of $469,000 for the second half of 2005.

Capital Resources

Capital management consists of providing equity to support both current and future operations. SNBV is subject to capital adequacy requirements imposed by the Federal Reserve and Sonabank is subject to capital adequacy requirements imposed by the OCC. The Federal Reserve and the OCC have adopted risk-based capital requirements for assessing bank holding company and member bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have “Tier 1 capital” of at least 4.0% and “total risk-based” capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. “Tier 1 capital” generally includes common stockholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets, or “leverage ratio,” of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. As a national bank, the bank is subject to capital adequacy guidelines of the OCC. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the bank would be considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” Sonabank is classified “well capitalized” for purposes of the FDIC’s prompt corrective action regulations. See “Supervision and Regulation—Capital Requirements.”

The following table provides a comparison of SNBV’s leverage and risk-weighted capital ratios and the leverage and risk-weighted capital ratios of Sonabank at the periods indicated to the minimum and well-capitalized regulatory standards:

	Capital Ratios
	Minimum Required for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	Actual Ratio at June 30, 2006	Actual Ratio at December 31, 2005
SNBV
Tier 1 risk-based capital ratio	4.00%		N/A	27.10%	32.81%
Total risk-based capital ratio	8.00%		N/A	28.28%	33.96%
Leverage ratio	4.00	%(1)	N/A	22.04%	35.38%
Sonabank
Tier 1 risk-based capital ratio	4.00%		6.00%	27.05%	32.76%
Total risk-based capital ratio	8.00%		10.00%	28.24%	33.90%
Leverage ratio	4.00	%(1)	5.00%	22.01%	35.32%

(1)	The Federal Reserve Board may require SNBV and Sonabank to maintain a leverage ratio above the required minimum.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this document concerning SNBV have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on SNBV’s operations is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on SNBV’s performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

SNBV’s interest rate risk management is the responsibility of Sonabank’s Asset/Liability Management Committee (the Asset/Liability Committee). The Asset/Liability Committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds. The Asset/Liability Committee makes reports to the board of directors on a monthly basis.

Seasonality and Cycles

SNBV does not consider its commercial banking business to be seasonal.

Contractual Obligations

The following table reflects the contractual maturities of SNBV’s term liabilities as of June 30, 2006. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Contractual Obligations As of June 30, 2006
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(Dollars in thousands)
Certificates of deposit (1)	$75,514	$66,896	$6,047	$2,571	$—
Securities sold under agreements to repurchase	3,210	3,210	—	—	—
Advances from FHLB	4,900	4,900	—	—	—
Operating leases	731	178	372	181	—

Total	$84,355	$75,184	$6,419	$2,752	$—

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

The following table reflects the contractual maturities of SNBV’s term liabilities as of December 31, 2005. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Contractual Obligations As of December 31, 2005
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(Dollar amounts in thousands)
Certificates of deposit (1)	$45,166	$30,366	$11,814	$2,986	$—
Securities sold under agreement to repurchase	12,406	12,406	—	—	—
Operating lease obligations	818	175	366	277	—

Total	$58,390	$42,947	$12,180	$3,263	$—

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

Off-Balance Sheet Arrangements

SNBV is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

SNBV’s exposure to credit loss is represented by the contractual amount of these commitments. SNBV follows the same credit policies in making these commitments as it does for underwriting its loans.

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require that its customer pay a commitment fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2005, SNBV had unfunded loan commitments of approximately $23.1 million. While commitments are not collateralized, if the commitment is funded, the loan will be collateralized in accordance with SNBV’s underwriting policies. The fair value of SNBV loan commitments at December 31, 2005 was immaterial. The amount of collateral, if any, SNBV obtains on an extension of credit is based on its credit evaluation of the customer. Letters of credit are conditional commitments issued by SNBV to guarantee the performance of its customer to a third party. SNBV had no letters of credit outstanding at December 31, 2005.

Recent Accounting Developments

The Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard (SFAS) No. 123 (Revised 2004) (referred to as SFAS No. 123R), “Share-Based Payment,” in December 2004. SFAS No. 123R is a revision of FASB Statement 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and SNBV adopted the standard in the first quarter of fiscal 2006. The adoption of this statement did not have a material effect on SNBV’s consolidated financial statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. This new guidance had no material effect on SNBV’s consolidated financial statements upon implementation.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” This statement amends FASB Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material effect on SNBV’s consolidated financial statements.

BUSINESS OF SNBV

Overview

SNBV raised $35.0 million in a private offering in March 2005. SNBV is the holding company for Sonabank, a nationally chartered commercial bank. Sonabank’s first branch opened on April 14, 2005. SNBV is headquartered in Sonabank’s branch office in Charlottesville, Virginia, at 1770 Timberwood Boulevard in the Forest Lakes Shopping Center. Sonabank also has a loan production office at 230 Court Square in Charlottesville. Sonabank’s administrative offices and a loan production office are located at 550 Broadview Avenue in Warrenton, Virginia, where Sonabank expects to open a full service branch later this year. SNBV also has executive offices in Georgetown, Washington D.C. where senior management is located.

In December 2005, Sonabank closed on the purchase of the First Community Bancorp, Inc. branch in Clifton Forge, Virginia. As of June 30, 2006, the Clifton Forge branch had deposits of $44.0 million compared to $42.5 million at the time of the acquisition. Moreover, Clifton Forge has proven to be an attractive source of Small Business Administration (SBA) loans for which Sonabank is an approved SBA “Preferred” lender.

SNBV’s Chairman and Chief Executive Officer is Georgia Derrico and its President is Rod Porter. Georgia and Rod held the same positions at Southern Financial Bank until it was sold to Provident Bankshares, Inc. in April 2004. Southern Financial was a $1.4 billion (assets) bank with 34 branches at its time of sale. Southern Financial was founded by Georgia Derrico in 1986. Prior to the sale, Southern Financial had opened 14 de novo branches, and had bought two commercial banks and two thrifts.

General

SNBV’s principal business is the acquisition of deposits from the general public through its branch offices and deposit intermediaries and the use of these deposits to fund its loan and investment portfolios. Sonabank seeks to be a full service community bank that provides a wide variety of financial services to our middle market corporate clients as well as to its retail clients. SNBV is an active commercial lender, has been designated as a “Preferred SBA Lender” and participates in the Virginia Small Business Financing Authority lending program. In addition, SNBV is an active residential construction lender and offer its retail clients permanent residential mortgage loan alternatives. SNBV also invests funds in mortgage-backed securities, securities sold with an agreement to repurchase, reverse repurchase agreements and securities issued by agencies of the federal government.

The principal sources of funds for its lending and investment activities are deposits, amortization and repayment of loans, proceeds from the sales of loans, prepayments from mortgage-backed securities, repayments of maturing investment securities, Federal Home Loan Bank advances and other borrowed money.

Principal sources of revenue are interest and fees on loans and investment securities, as well as fee income derived from the maintenance of deposit accounts. SNBV’s principal expenses include interest paid on deposits and advances from the FHLB and other borrowings, and operating expenses.

Management

SNBV was founded by its Chairman and Chief Executive Officer, Georgia S. Derrico, who was Chief Executive Officer and founder of Southern Financial Bank, which had become a $1.4 billion institution by the time of its sale to Provident Bankshares, Inc. in 2004. Ms. Derrico had also been an executive officer at Chemical Bank of New York for 13 years. As SNBV has grown, it has assembled a cohesive and complimentary team of seasoned financial services professionals with diverse experience and varied backgrounds. SNBV’s senior management team, which has an average of 34 years of banking-related experience, includes the following senior officers:

•

Georgia S. Derrico, Chairman and Chief Executive Officer. Ms. Derrico has been involved in lending and credit administration her entire professional career. Prior to founding Southern Financial Bank, she served as Senior Vice President, Chief Administrative and Credit Officer to the multinational Division at Chemical Bank. She also served at Chemical as the Vice President and District Head for the Mid-Atlantic Region of the United States for the Corporate Banking Division.

•	R. Roderick Porter, President. Mr. Porter was President and Chief Operating Officer of Southern Financial Bank from April 1998 to Southern Financial’s sale to Provident Bankshares, Inc. in 2004. Mr. Porter spent 15 years at Chemical Bank, where he was a Senior Vice President and responsible for Asset/Liability management, the U.S. Government and municipal securities portfolio, all U.S. dollar denominated funding for the bank and bank holding company, money market trading and discount brokerage. After leaving Chemical and prior to joining Sonabank, Mr. Porter’s financial services experience included having been a principal at Morgan Stanley, Chairman of Newmarket Capital Corp., a mortgage company, a Managing Director of WestCapital, Inc., a real estate advisory firm and President of FX Concepts, Ltd., an international money management firm.

•	William H. Stevens, Executive Vice President. Mr. Stevens was previously an Executive Vice President of Credit Administration for Southern Financial Bank from 1999 to 2004. From 1991 to 1999, he served as a senior analyst in the Office of the Inspector General, where he audited the FDIC’s loan review, credit policy, compliance and audit functions. From 1990 to 1991, he managed the commercial real estate and single family mortgage lending activities for Riggs Bank, N.A. His background also includes 18 years at Chemical Bank, where he was a Senior Vice President, Real Estate. Mr. Stevens and Ms. Derrico were colleagues in the lending division at Chemical.

•	William H. Lagos, Senior Vice President and Chief Financial Officer. He has worked in banking for 27 years. In 1986, Mr. Lagos joined Southern Financial Bank, where he was Senior Vice President and Controller from 1986 until its acquisition by Provident Bankshares Corporation in 2004. Mr. Lagos graduated from Ben Franklin University in 1979, where he received his B.S. in accounting. He passed the uniform CPA Examination in 1981 and is now a member of the D.C. Institute of Certified Public Accountants.

As indicated above, SNBV’s senior management team provides it with a depth of knowledge and expertise not normally found in a community banking organization of its size, not only in lending, but also in areas such as funds management and investment strategy. SNBV’s senior management and board members are strongly committed to its franchise, and as of July 31, 2006, owned 13.95% of the outstanding shares of SNBV common stock (including exerciseable options and warrants). SNBV believes that its experienced, seasoned management team provides it with a platform to grow substantially without requiring significant additional management personnel expenditures.

SNBV’s Strategy

SNBV’s objective is to become the premier provider of financial services to small to medium sized businesses in its market while maintaining steady asset growth, consistent core earnings and sound asset quality. To achieve this objective, SNBV is focusing on the following business strategies:

SNBV emphasizes personal relationships in its customer driven service approach to commercial customers.

SNBV is driven by the business needs of its customers. SNBV’s board of directors, key relationship managers, branch managers and lenders all actively help it develop full-service commercial banking relationships. In order to identify its customer’s needs and fashion the products and services tailored to meet those needs, SNBV employs a relationship approach that draws on all of management’s diverse expertise. Each customer deals with a relationship manager who specializes in one or more types of financial services. In order to fully address the customer’s needs, the relationship manager may call upon other of SNBV’s financial services specialists. SNBV strives to be the customer’s exclusive commercial banker by providing all of the financial services the customer requires. While SNBV encourages customers to contact it directly, SNBV also uses technology to complement and enhance its personalized service, such as its Web Lockbox. SNBV believes that in addition to the attractive growth profile of its primary markets, the consolidation of middle-market financial institutions in Virginia has created an unmet demand for personalized business services, which offers SNBV significant growth potential.

SNBV plans to continue to supplement its internal growth through the opening of de novo branches and, from time to time, acquisitions, while emphasizing profitability.

SNBV plans to continue its aggressive pursuit of growth opportunities by opening de novo branches and making acquisitions. Historically, SNBV pursued sites for branch offices in areas where it had already developed loan volume. SNBV will continue to look for branch opportunities in growth areas that will allow it to obtain deposits as well as loans. Similarly, the cultural and operational integration of the Clifton Forge branch in January 2006 gives it a track record of successful integration on which to build. In spite of its growth, SNBV has been profitable in every quarter of its operation since the fourth quarter of 2005 (only five months after Sonabank commenced operations). SNBV believes that the additional capital it receives from its initial public offering will enable it to enhance its franchise value by positioning it to take advantage of the attractive expansion opportunities provided in its market areas. SNBV continued emphasis on technology has resulted in the implementation of systems, processes and procedures that will enable it to grow substantially without significant additional investment in infrastructure.

SNBV manages its cost of funding in a sophisticated manner while it seeks to grow its local core deposit base.

While SNBV continues to seek a lower cost of funds in the form of local core deposits, it actively manages its “non-core” funding. The funds management expertise of SNBV’s senior management enables it to manage its cost of funding.

SNBV actively manages its investment portfolio to enhance earnings and enhance flexibility.

SNBV’s senior management has experienced several business cycles. There were several times when management perceived that the securities market offered opportunities to generate additional earnings which would augment the returns to its shareholders. SNBV took advantage of those opportunities and believes that on balance the strategies it adopted generated good returns. Since the inception of Sonabank, however, SNBV has not seen any significant opportunities in the securities portfolio. The risk/reward ratio has not been favorable to taking any risk. As a result, SNBV’s securities investments have been small and conservative, and have been a function of its need to invest excess cash and have collateral for customer needs. Because of this differing strategy, its interest rate risks are minimal.

SNBV has a strong credit culture, which has resulted in sound asset quality.

SNBV’s experienced credit administration team has developed comprehensive policies and procedures for credit underwriting and funding that has enabled it to maintain sound credit quality in spite of its rapid growth. With the addition of an experienced credit administrator to its senior management team in April 2005, SNBV streamlined its internal loan review and approval process. Combined with its significant lending experience, these procedures and controls enable it to provide responsive, customized service to its business customers. SNBV’s total loans have grown from zero when it opened in April 2005, to $92.3 million as of June 30, 2006. SNBV intends to adhere to the practices and policies that have contributed to its sound asset quality. SNBV had no non-performing loans as of June 30, 2006.

SNBV prudently manages its capital.

SNBV’s goal is to operate at a capital level that supports its growth but does not unduly hamper its achievement of an attractive return on equity. In order to strike this balance, SNBV deploys the capital management expertise of its management team to prudently manage its capital resources. SNBV believes that the its initial public offering will not only provide it with capital to support future growth and expansion, but will provide more liquidity for shareholders and give it a more attractive currency to use for potential acquisitions.

Lending Activities

SNBV’s primary strategic objective is to serve small to medium-sized businesses in its market with a variety of unique and useful services, including a full array of commercial mortgage and non-mortgage loans. These loans include commercial real estate loans, construction to permanent loans, development and builder loans, accounts receivable financing, lines of credit, equipment and vehicle loans, leasing, and commercial overdraft protection. SNBV strives to do business in the areas served by its branches, which is also where its marketing is focused, and the vast majority of its loan customers are located in existing market areas. Virtually all of its loans are from Virginia, Maryland, West Virginia, or Washington D.C. The Small Business Administration may from time to time come to SNBV because of its reputation and expertise as an SBA lender and ask it to review a loan outside of its core counties but within its market area. Prior to making a loan, SNBV obtains detailed loan applications to determine a borrower’s ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. The following is a discussion of each of the major types of lending:

Commercial Real Estate Lending

Permanent. Commercial real estate lending includes loans for permanent financing and construction. Commercial real estate lending typically involves higher loan principal amounts and the repayment of loans is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. As a general practice, SNBV requires its commercial real estate loans to be secured by well-managed income producing properties with adequate margins and to be guaranteed by responsible parties. SNBV looks for opportunities where cash flow from the collateral properties provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project SNBV finances. It has been SNBV’s experience that borrowers whose assets consist entirely of real estate, especially development projects, are particularly sensitive to real estate market cycles. In the event of a slowdown in the real estate market, real estate projects may come under pressure at the same time and the liquidity of the borrower may be strained. At June 30, 2006, SNBV’s commercial real estate loans for permanent financing totaled $50.3 million.

SNBV’s underwriting guidelines for commercial real estate loans reflect all relevant credit factors, including, among other things, the income generated from the underlying property to adequately service the debt, the availability of secondary sources of repayment and the overall creditworthiness of the borrower. In addition, SNBV looks to the value of the collateral, while maintaining the level of equity invested by the borrower.

All valuations on property which will secure loans are performed by independent outside appraisers who are reviewed by SNBV’s executive vice president of risk management and reported annually to its credit committee. SNBV retains a valid lien on real estate and obtain a title insurance policy that insures the property is free of encumbrances.

Construction. SNBV recognizes that construction loans for commercial, multifamily and other non-residential properties can involve risk due to the length of time it may take to bring a finished real estate product to market. As a result, SNBV will only make these types of loans when pre-leasing or pre-sales or other credit factors suggest that the borrower can carry the debt if the anticipated market and property cash flow projections change during the construction phase. At June 30, 2006, SNBV had $13.7 million of residential construction loans and $17.7 million in commercial construction loans.

Income producing property loans are supported by evidence of the borrower’s capacity to service the debt. All of SNBV’s commercial construction loans are guaranteed by the principals or general partners. Any interest reserves established on conventional construction loans are not funded with the proceeds of the loan.

Construction loan borrowers are generally pre-qualified for the permanent loan. SNBV obtains a copy of the contract with the general contractor who must be acceptable to it. All plans, specifications and surveys must include proposed improvements. SNBV reviews feasibility studies and sensitivity and risk analyses showing sensitivity of the project to variables such as interest rates, vacancy rates, lease rates and operating expenses for income producing properties and copies of any previous environmental site assessments, if applicable.

Commercial Business Lending

These loans consist of lines of credit, revolving credit facilities, demand loans, term loans, equipment loans, SBA loans, stand-by letters of credit and unsecured loans. Commercial business loans are generally secured by accounts receivable, equipment and other collateral, such as readily marketable stocks and bonds with adequate margins, cash value in life insurance policies and savings and time deposits. At June 30, 2006, SNBV’s commercial business loans totaled $7.9 million.

In general, commercial business loans involve more credit risk than residential mortgage loans and real estate-backed commercial loans and, therefore, usually yield a higher return. The increased risk for commercial business loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial loans will be serviced principally from the operations of the business, and that those operations may not be successful. Historical trends have shown that these types of loans do have higher delinquencies than mortgage loans. Because of this, SNBV often utilizes the SBA 7(a) program (which guarantees the repayment of up to 85% of the principal and accrued interest to it to reduce the inherent risk associated with commercial business lending.

Another way that SNBV reduces risk in the commercial loan portfolio is by taking accounts receivable as collateral. SNBV’s accounts receivable financing facilities, which provide a relatively high yield with considerable collateral control, are lines of credit under which a company can borrow up to the amount of a borrowing base which covers a certain percentage of the company’s receivables. From the customer’s point of view, accounts receivable financing is an efficient way to finance expanding operations because borrowing capacity expands as sales increase. Customers can borrow from 75% to 90% of qualified receivables, less accounts over 60 days past due. In most cases, the borrower’s customers pay SNBV directly. For borrowers with a good track record for earnings and quality receivables, SNBV will consider pricing based on an increment above the prime rate for transactions in which it lends up to a percentage of qualified outstanding receivables based on reported agings of the receivables portfolio.

SNBV also actively pursues for its customers equipment lease financing opportunities other than cars, trucks, and other on-road rolling stock. SNBV provides financing and use a third party to service the leases. Payment is derived from the cash flow of the borrower, so credit quality may not be any lower than it would be in the case of an unsecured loan for a similar amount and term.

SBA Lending

SNBV has developed an expertise in the federally guaranteed SBA program. The SBA program is an economic development program which finances the expansion of small businesses. SNBV is a Preferred Lender in the Washington D.C. and Richmond Districts of the SBA. As an SBA Preferred lender, SNBV’s pre-approved status allows it to quickly respond to customers’ needs. Under the SBA program, SNBV originates and funds SBA 7(a) loans which qualify for guarantees up to 85% of principal and accrued interest. SNBV also originates 504 chapter loans in which SNBV generally provides 50% of the financing, taking a first lien on the real property as collateral.

SNBV provides SBA loans to potential borrowers who are proposing a business venture, often with existing cash flow and a reasonable chance of success. SNBV does not treat the SBA guarantee as a substitute for a borrower meeting its credit standards, and except for minimum capital levels or maximum loan terms, the borrower must meet its other credit standards as applicable to loans outside the SBA process.

Residential Mortgage Lending

Permanent. Residential mortgage loans are secured by single-family homes. SNBV makes fixed and adjustable rate first mortgage loans on residential properties with terms up to 30 years. SNBV offers second mortgages in conjunction with its own mortgages or those of other lenders. In the case of conventional loans, SNBV typically lends up to 80% of the appraised value of single-family residences and require mortgage insurance for loans exceeding that amount. At June 30, 2006, SNBV had $10.3 million of permanent residential mortgage loans.

SNBV retains a valid lien on real estate and obtain a title insurance policy that insures the property is free of encumbrances. SNBV also require hazard insurance and flood insurance for all loans secured by real property if the real property is in a flood plain as designated by the Department of Housing and Urban Development. SNBV also requires most borrowers to advance funds on a monthly basis from which SNBV makes disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance.

Construction

SNBV typically makes single family residential construction loans to builders/developers in its market areas. Construction loans generally have interest rates of prime plus one to two percent and fees of one to three points, loan-to-value ratios of 80% or less based on current appraisals and terms of generally nine months or less. In substantially all cases, when SNBV makes a residential construction loan to a builder, the residence is pre-sold. All plans, specifications and surveys must include proposed improvements. Borrowers must evidence the capacity to service the debt. At June 30, 2006, SNBV had $3.7 million of residential construction loans and $17.7 million of commercial construction loans for a total of $21.4 million of construction loans.

Consumer Lending

SNBV offers various types of secured and unsecured consumer loans. SNBV makes consumer loans primarily for personal, family or household purposes as a convenience to its customer base since these loans are not the focus of its lending activities. As a general guideline, a consumer’s debt service should not exceed 40% of his gross income or 45% of net income. For purposes of this calculation, debt includes house payment or rent, fixed installment payments, the estimated payment for the loan being requested and the minimum required payment on any revolving debt. At June 30, 2006, SNBV had $2.7 million of consumer loans.

Credit Approval and Collection Policies

Because future loan losses are so closely intertwined with SNBV’s underwriting policy, SNBV has instituted what management believes is a stringent loan underwriting policy. SNBV’s underwriting guidelines are tailored for particular credit types, including lines of credit, revolving credit facilities, demand loans, term loans, equipment loans, real estate loans, SBA loans, stand-by letters or credit and unsecured loans. SNBV will make extensions of credit based, among other factors, on the potential borrower’s creditworthiness, likelihood of repayment and proximity to market areas served.

SNBV has a standing Credit Committee comprised of certain of its officers, each of whom has a defined lending authority as an individual and in combination with other officers. These individual lending authorities are determined by SNBV’s chief executive officer and certain directors and are based on the individual’s technical ability and experience. These authorities must be approved by SNBV’s board of directors and its credit committee. SNBV’s credit committee is comprised of four levels of members: junior, regular, senior, and executive, based on experience. The executive members are Ms. Derrico and Messrs. Porter and Stevens. Under the loan approval process, the sponsoring loan officer’s approval is required on all credit submissions. This approval must be included in or added to the individual and joining authorities outlined below. The sponsoring loan officer is primarily responsible for the customer’s relationship with SNBV, including, among other things, obtaining and maintaining adequate credit file information. SNBV requires each loan officer to maintain loan files in an order and detail that would enable a disinterested third party to review the file and determine the current status and quality of the credit.

In addition to approval of the sponsoring loan officer, SNBV requires approvals from one or more members of the Credit Committee on all loans. The approvals required differ based on the size of the borrowing relationship. At least one senior or one executive member must approve all loans in the amount of $100,000 or more. All three of the executive members of the committee must approve all loans of $1 million or more. Regardless of the number of approvals needed, SNBV encourages each member not to rely on another member’s approval as a basis for approval and to treat his approval as if it were the only approval necessary to approve the loan. Sonabank’s legal lending limit to one borrower is limited to 15% of its unimpaired capital and surplus. As of June 30, 2006, Sonabank’s lending limit was approximately $4.7 million, although it had no loans to one borrower that approach its legal lending limit to date.

The following collection actions are the minimal procedures which management believes are necessary to properly monitor past due loans and leases. When a borrower fails to make a payment, SNBV contacts the borrower in person, in writing or on the telephone. At a minimum, all borrowers are notified by mail when payments of principal and/or interest are five days past due and when payments are 10 days past due. Real estate and commercial loan borrowers are assessed a late charge when payments are 15 days past due. Customers are contacted by a loan officer before the loan becomes 60 days delinquent. After 90 days, if the loan has not been brought current or an acceptable arrangement is not worked out with the borrower, we will institute measures to remedy the default, including commencing foreclosure action with respect to mortgage loans and repossessions of collateral in the case of consumer expense.

If foreclosure is effected, the property is sold at a public auction in which SNBV may participate as a bidder. If SNBV is the successful bidder, SNBV includes the acquired real estate property in its real estate owned account until it is sold. These assets are carried at the lower of cost or the fair value net of estimated selling costs. To the extent there is a decline in value, that amount is charged to operating expense. At June 30, 2006, SNBV had no other real estate owned.

Special Products and Services

To complement its array of loans, SNBV also provides the following special products and services to its commercial customers:

Cash Management Services

Cash Management services are offered that enable SNBV’s business customer to maximize the efficiency of their cash management. Specific products offered under the cash management services program include the following:

•	Investment/sweep accounts

•	Wire Transfer services

•	Employer Services/Payroll processing services

•	Zero balance accounts

•	Night depository services

•	Web Lockbox services (third party)

•	Depository transfers

•	Merchant services (third party)

•	ACH originations

•	Business debit cards

•	Controlled disbursement accounts

•	Sona In-House (Check 21 processing)

Three of the products listed above are described in-depth below.

•	Sona In-House/Check 21: Sona In-House is ideal for landlords, property managers, medical professionals, and any other businesses that accept checks. SNBV is a market leader in banking technology, and has created Sona In-House to empower its business customers. Now the customers of SNBV can have total control over how, when, and where their checks will be deposited. Sona In-House uses the new Check Truncation technology outlined by the “Check Clearing for the 21st Century Act”, passed in October 2004 (Check 21). This act allows banks to have a universal technique for processing checks. With Check Truncation, paper checks can now be converted to electronic images and processed between participating banks, vastly speeding up the check clearing process. Sona In-House passes on the benefits of Check Truncation directly to SNBV’s business customers.

•	Web Lockbox Services: SNBV will open a lockbox in the customer’s name, retrieve incoming checks, and deposit them directly into the customer’s account. The images of the checks will then be available to view online. This makes bookkeeping for the customer fast and easy, and because SNBV is checking the lockbox daily, funds will often be available sooner. Big businesses have been using lockboxes for decades as a cash management tool. Now SNBV is making this service cost effective for all small and medium sized businesses as well.

•	Employer Services: Employer services include direct deposit of payroll checks into accounts at SNBV which enables employees to receive several benefits including a checking account with no monthly maintenance fees, and automated teller machine, or ATM/Debit card and discounts on consumer loans.

•	Other Consumer/Retail Products and Services. Other products and services that are offered by SNBV are primarily directed toward the individual customer and will include the following:

°	Debit cards

°	ATM services

°	Travelers Checks

°	Savings bonds

°	Money Orders

°	Notary service

°	Wire transfers

°	Telephone banking

°	Online banking with bill payment services

Market Area

General. SNBV currently conducts business principally through Sonabank’s two branches and three loan production offices located in Charlottesville, Fredericksburg and Warrenton, Virginia. Its market area for deposit products has been in Albemarle County in the Charlottesville Metropolitan Statistical Area, or MSA, as well as Alleghany County for the Clifton Forge MSA. Based on data available on the FDIC website as of June 30, 2005, Sonabank’s total deposits in the Charlottesville MSA ranked 10th among 13 financial institutions and represented approximately 0.37% of the total deposits in that MSA. That same data showed that Sonabank’s deposits in Clifton Forge ranked first among five financial institutions and represented approximately 41.0% of the total deposits there. For Sonabank’s lending operation, it has served a broader area, encompassing most of Northern Virginia, including the counties of Fairfax, Loudon, Fauquier, and Prince William.

Detailed Analysis. The features and demographics of Sonabank’s primary market areas are discussed below.

Charlottesville. Charlottesville is an independent city located within the confines of Albemarle County in the commonwealth of Virginia, United States. As of the 2003 census update, the city proper had a population of 39,162. In 2004, Charlottesville was ranked the best place to live in the United States in the book Cities Ranked and Rated by Bert Sperling and Peter Sander. It is best known as the home of the University of Virginia, founded by Thomas Jefferson.

As of the U.S. census of 2000, there were 79,236 people, 31,876 households, and 21,070 families residing in the county.

The median income for a household in the county was $50,749, and the median income for a family was $63,407. Males had a median income of $39,622 versus $30,645 for females. The per capita income for the county was $28,852.

Northern Virginia. When SNBV opens its branch (for which it has received regulatory approval) in Warrenton, Virginia in the fourth quarter of 2006 its deposit market area will expand into Fauquier, Loudon, and Prince William Counties, all which have experienced rapid population and economic growth in recent years.

Since Sonabank’s commencement of operations, it has a loan production office in Northern Virginia (Warrenton) with two loan officers, and a loan production office in Fredericksburg. As of June 30, 2006 loans in Fauquier, Loudon, and Prince William counties represented 12.0% of total loans. If we include loans made in Fairfax and Washington D.C. 35.17% of SNBV’s total loans are made to borrowers located in Northern Virginia.

SNBV’s lending presence in Northern Virginia, particularly Fairfax County, will work as a jump off point to an expanded branch presence in this market. SNBV anticipates having three more branches in Fairfax County upon the closing of its merger with 1st Service. Fairfax County is one of the most desirable markets in Northern Virginia, marked by a wealthy and well educated population, and rapid growth.

The 1st Service merger will give SNBV three branches in Fairfax County, as mentioned above. These three branches are in Fairfax City, McLean and Reston. The demographics of these markets is discussed below.

Fairfax City. Fairfax City is an independent city forming an enclave within the confines of Fairfax County. The median income for a household in the city was $67,642, and the median income for a family was $78,921. Males had a median income of $50,348 versus $38,351 for females. The per capita income for the city was $31,247.

McLean. McLean is home to diplomats, federal government employees and government contractors. Several major companies are headquartered in McLean including Gannett Company, Inc., Federal Home Loan Mortgage Corporation, Capital One Financial Corporation, and NVR, Inc. It is also the headquarters of USA Today and the candymaker Mars, Incorporated.

As of the U.S. census of 2000, there are 38,929 people, 14,374 households and 11,053 families residing in the Census Designated Place, or CDP.

The median income for a household in the CDP is $121,138, and the median income for a family is $137,610. Males have a median income of $93,065, versus $60,698 for females. The per capita income for the CDP is $63,209.

Reston. Reston is an internationally known “new town” and planned community. It is an unincorporated subdivision and CDP located in western Fairfax County, Virginia, in the Washington, DC metropolitan area.

Reston straddles the booming Northern Virginia Technology Corridor and is home to the world headquarters of Sprint Nextel and Sallie Mae, as well as the United States Geological Survey and the National Wildlife Federation.

As of the U.S. census of 2000, there were 56,407 people, 23,320 households, and 14,481 families residing in the community.

The median income for a household in the community was $80,018, and the median income for a family was $94,061. Males had a median income of $70,192 versus $45,885 for females. The per capita income for the community was $42,747.

Clifton Forge. Clifton Forge is located in Alleghany County, which encompasses 452 square miles within the James River Basin. The largest city in Alleghany County is Covington. Other towns include Iron Gate and Clifton Forge.

Clifton Forge and Covington make up a large portion of the population of Alleghany County, with 4,289 and 6,303 residents, respectively. (Allegheny County has a total population of 12,926 residents) The age breakdown of Clifton Forge shows a larger concentration of older residents, with 2,624 residents over the age 35, and only 1,665 residents under the age of 35. The town’s income is in the range of $11,606 – $26,996, with a median income of $21,543. Although this may seem low, the cost of living there is also relatively low, and the town has a low unemployment rate of 4.4%. Nearly 50% of the town’s population is employed by the trade and manufacturing sectors.

Competition

The banking business is highly competitive, and SNBV’s profitability depends principally on its ability to compete in the market areas in which its banking operations are located. SNBV experiences substantial competition in attracting and retaining savings deposits and in lending funds. The primary factors it encounters in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors SNBV encounters in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. SNBV has been able to compete effectively with other financial institutions by:

•	emphasizing customer service and technology;

•	by establishing long-term customer relationships and building customer loyalty; and

•	by providing products and services designed to address the specific needs of our customers.

Employees

At June 30, 2006, SNBV had 31 full-time equivalent employees, four of whom were executive officers. Management considers its relations with its employees to be good. Neither SNBV nor Sonabank are a party to any collective bargaining agreement.

Properties

SNBV conducts business from Sonabank’s main branch in Charlottesville, Virginia, at its branch in Clifton Forge, Virginia, and at an administrative office and two loan production offices. Sonabank will add a third branch office in the fourth quarter of 2006 in Warrenton, Virginia. All of its leases, except for its lease in

Fredericksburg, are for five years or more and the expiration dates range from February 2010 to October 2010, not including any optional renewal periods which may be available. SNBV believes that its banking offices are in good condition and suitable to its needs. SNBV is not aware of any environmental concerns relating to the properties it leases or will acquire in the 1st Service merger. SNBV intends to utilize the three branch offices that it will acquire from 1st Service in the merger. They are located in McLean, Reston and Fairfax, Virginia.

The following table sets forth the date opened or acquired, ownership status and the total deposits, not including brokered deposits, for each of SNBV’s banking locations:

Location	Date Opened or Acquired	Owned or Leased	Deposits at June 30, 2006
Home Office and Branch:
1770 Timberwood Boulevard	April 2005	Leased	$18.2 million
Charlottesville, Virginia 22911

Branch Office:
511 Main Street	December 2005	Owned	$40.1 million
Clifton Forge, Virginia 24422

Loan Production Offices:
230 Court Square	March 2005	Leased	N/A
Charlottesville, Virginia 22902

2217 Princess Anne Street	April 2005	Leased	N/A
Fredericksburg, Virginia 22401

550 Broadview Avenue	September 2005	Leased	N/A
Warrenton, Virginia 20186

Executive Offices
1002 Wisconsin Avenue, N.W.	April 2005	Leased	N/A
Washington, D.C. 20007

Legal Proceedings

While Sonabank may, from time to time, be a party to various legal proceedings arising in the ordinary course of its business, there are no proceedings pending, or to management’s knowledge, threatened, against SNBV or Sonabank as of the date of this document.

Website Address

SNBV’s corporate website address is www.sonabank.com. After consummation of SNBV’s initial public offering SNBV expects to have direct links to its filings with the SEC including but not limited to its future Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to these reports. These reports will be accessible soon after SNBV files them with the SEC. Prior to the offering SNBV has not been required to make such filings with the SEC.

REGULATION OF SNBV, SONABANK AND 1ST SERVICE

General

SNBV, as a registered bank holding company under the Bank Holding Company Act of 1956, as amended, is subject to the supervision of, and to regular inspection and examination by, the Federal Reserve Board. Sonabank, SNBV’s wholly-owned banking subsidiary, is a national bank subject to the supervision of, and to regular inspection and examination by, the Office of the Comptroller of the Currency, or OCC. 1st Service, as a federal savings bank under the Home Owners’ Loan Act of 1933, as amended, is subject to the supervision of, and to regular inspection and examination by, the Office of Thrift Supervision, or OTS. Sonabank and 1st Service also are subject to regulation and supervision by the Federal Deposit Insurance Corporation, or FDIC, which insures each institution’s deposits to the maximum extent permitted by law. The following discussion summarizes certain aspects of those federal banking laws and regulations that affect SNBV, Sonabank and 1st Service, which is intended primarily for the protection of depositors and the insurance fund administered by the FDIC and not for the protection of shareholders.

Activities and Other Limitations

SNBV. Bank holding companies are required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank that is not already majority owned by the bank holding company. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, a bank holding company generally may acquire banks in states other than its home state beginning September 29, 1995, without regard to the permissibility of such acquisitions under state law, but subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to or following the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and less than 30% of such deposits in that state (or such lesser or greater amount set by state law).

Generally, bank holding companies are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any nonbanking company. Unless a bank holding company elects to become a financial holding company under amendments to the Bank Holding Company Act effected by the Gramm-Leach-Bliley Act, the activities of a bank holding company and those of companies that it controls or in which it holds more than 5% of the voting stock are limited to banking, managing or controlling banks, furnishing services to or performing services for their subsidiaries or any other activity that the Federal Reserve Board had determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto as of November 11, 1999, the day before the date of enactment of the Gramm-Leach-Bliley Act.

Effective March 11, 2000, the Gramm-Leach-Bliley Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the prompt corrective action provisions of the Federal Deposit Insurance Act, is well managed and has at least a satisfactory rating under the Community Reinvestment Act by filing a declaration with the Federal Reserve Board that the bank holding company seeks to become a financial holding company. To date, SNBV has not elected to become a financial holding company under the Bank Holding Company Act.

No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. The Gramm-Leach-Bliley Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order for the financial holding company or the national back to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a Community Reinvestment Act rating of satisfactory or better.

1st Service. As a federal savings bank, 1st Service may engage in activities which are set forth in the Home Owners’ Loan Act and the regulations of the OTS, which are generally limited to banking and activities which are closely related thereto. 1st Service may merge with any federal savings association (which includes a federal savings bank) without geographic restriction.

A federal savings association such as 1st Service can comply with the qualified thrift lender, or QTI, test set forth in the Home Owner’s Loan Act and implementing regulations of the OTS by either meeting the QTI test set forth in such act or qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code. The QTI test set forth in the Home Owner’s Loan Act requires a federal savings association to maintain 65% of portfolio assets in qualified thrift investments, or QTIs. Portfolio assets are defined as total assets less intangibles, property used by a savings association in its business and liquidity investments in an amount not exceeding 20% of assets. Generally, QTIs are residential housing-related assets. At June 30, 2006, the amount of 1st Service’s assets which were invested in QTIs exceeded the percentage required to qualify 1st Service under the QTI test.

Applicable laws and regulations provide that any savings association that fails to meet the definition of a QTL must either convert to a national bank charter or limit its future investments and activities (including branching and payments of dividends) to those permitted for both federal savings associations and national banks. Further, within one year of the loss of QTL status, a holding company of a savings association that does not convert to a bank charter must register as a bank holding company and be subject to all laws applicable to bank holding companies.

Capital Requirements

The Federal Reserve Board, the OCC and the OTS have issued substantially similar risk-based and leverage capital guidelines applicable to U.S. banking organizations such as SNBV, Sonabank and 1st Service, respectively. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.

The Federal Reserve Board risk-based guidelines define a three-tier capital framework. “Tier 1 capital” generally consists of common and qualifying preferred shareholders’ equity, less certain intangibles and other adjustments. “Tier 2 capital” and “Tier 3 capital” generally consist of subordinated and other qualifying debt, preferred stock that does not qualify as Tier 1 capital and the allowance for credit losses up to 1.25% of risk-weighted assets.

The sum of Tier 1, Tier 2 and Tier 3 capital, less investments in unconsolidated subsidiaries, represents qualifying “total capital,” at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 capital and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%.

The “leverage ratio” requirement is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%.

The OCC and the OTS have adopted capital requirements for national banks and federal savings associations, respectively, which are substantially similar to those adopted by the Federal Reserve Board for bank holding companies.

The Federal Deposit Insurance Act identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective U.S. federal regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements within such categories. The Federal Deposit Insurance Act imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines also could subject a banking institution to capital raising requirements. An “undercapitalized” bank must develop a capital restoration plan and its parent holding company (if any) must guarantee that bank’s compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank’s assets at the time it became undercapitalized or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent’s general unsecured creditors. In addition, the Federal Deposit Insurance Act requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness related generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

The various federal bank regulatory agencies have adopted substantially similar regulations that define the five capital categories identified in the Federal Deposit Insurance Act, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a “well capitalized” institution must have a Tier 1 capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An “adequately capitalized” institution must have a Tier 1 capital ratio of at least 4%, a total risk-based capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of SNBV and Sonabank is considered “well capitalized” under the regulations of the Federal Reserve Board and OCC, respectively. 1st Service was considered “adequately capitalized” at September 30, 2006 under the regulations of the OTS with a Tier 1 capital ratio of 8.63%, a total risk-based capital ratio of 9.89% and a leverage ratio of 5.44%.

The risk-based capital standards of each of the Federal Reserve Board, OCC and OTS explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. These capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

Distributions

Each of SNBV, whose principal source of revenue consists of dividends from Sonabank, Sonabank and 1st Service is subject to various restrictions and general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate U.S. federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a banking institution or holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

“Source of Strength” Policy

According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the FDIC B either as a result of default of a banking subsidiary of a bank holding company such as SNBV or related to FDIC assistance provided to a subsidiary in danger of default B the, other banking subsidiaries of such bank holding company, if any, may be assessed for the FDIC’s loss, subject to certain exceptions.

FDIC Insurance

Federal deposit insurance is required for all national banks and federal savings associations. Deposits at each of Sonabank and 1st Service are insured by the FDIC to a maximum of $100,000 for each depositor ($250,000 for retirement accounts). Under deposit insurance reform legislation which became effective in February 2006, deposit insurance coverage will be increased for inflation every five years beginning in 2011. As an insured institution, each of Sonabank and 1st Service is subject to regulation and supervision by the FDIC to the extent deemed necessary by the FDIC to ensure the safety and soundness of the insurance fund administered by it.

Insured institutions pay insurance premiums to the FDIC based on a risk based-assessment system. Insurance premiums are paid in semiannual assessments. Under a risk-based assessment system, the FDIC is required to calculate on a semiannual basis an insured institution’s semiannual assessment based on (i) the probability that the insurance fund will incur a loss with respect to the institution (taking into account the institution’s asset and liability concentration), (ii) the potential magnitude of any such loss and (iii) the revenue and reserve needs of the insurance fund. The semiannual assessment imposed on an insured institution may increase depending on the revenue and expense levels of the insurance fund, and the risk classification applied to the institution.

The deposit insurance assessment rate charged to each insured institution depends on the assessment risk classification assigned to each institution. Under the risk-classification system, each SAIF member is assigned to one of three capital groups: “well capitalized,” “adequately capitalized” or “less than adequately capitalized,” as such terms are defined under the OTS’s prompt corrective action regulation (discussed above), except that “less than adequately capitalized” includes any institution that is not well capitalized or adequately capitalized. Within each capital group, institutions are assigned to one of three supervisory subgroups: “healthy” (institutions that are financially sound with only a few minor weaknesses), “supervisory concern” (institutions with weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk to the insurance fund) or “substantial supervisory concern” (institutions that pose a substantial probability of loss to the insurance fund unless corrective action is taken). The FDIC places each institution into one of nine assessment risk classifications based on the institution’s capital group and supervisory subgroup classification. The matrix so created results in nine assessment risk classifications, with rates during fiscal 2005 ranging from zero for well capitalized, healthy institutions, such as the Bank, to 27 basis points per $100 of deposits for undercapitalized institutions with substantial supervisory concerns.

Insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding by the FDIC that the insured institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, rule, regulation, order or condition imposed by, or written agreement with, the FDIC. Additionally, if insurance termination proceedings are initiated against an insured institution, the FDIC may temporarily suspend insurance on new deposits received by an institution under certain circumstances.

Community Investment and Consumer Protection Laws

In connection with its lending activities, each of Sonabank and 1st Service is subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the federal Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Community Reinvestment Act.

The Community Reinvestment Act requires insured institutions to define the communities that they serve, identify the credit needs of those communities and adopt and implement a “Community Reinvestment Act Statement” under which they offer credit products and take other actions that respond to the credit needs of the community. The responsible federal banking regulator must conduct regular Community Reinvestment Act examinations of insured financial institutions and assign to them a Community Reinvestment Act rating of “outstanding,” “satisfactory,” “needs improvement” or “unsatisfactory.”

The USA PATRIOT Act of 2001

The USA PATRIOT Act requires financial institutions such as Sonabank and 1st Service to prohibit correspondent accounts with foreign shell banks, establish an anti-money laundering program that includes employee training and an independent audit, follow minimum standards for identifying customers and maintaining records of the identification information and make regular comparisons of customers against agency lists of suspected terrorists, their organizations and money launderers.

Transactions with Affiliates

Transactions between a national bank such as Sonabank and its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act, and transactions between a federal savings bank such as 1st Service and its affiliates are subject to the same by virtue of Section 11 of the Home Owner’s Loan Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to “covered transactions” as well as sales of assets and payments of money to an affiliate. These transactions also must be conducted on terms substantially the same, or at least favorable, to the bank as those provided to nonaffiliates.

In addition to the restrictions imposed by Sections 23A and 23B, Section 11 of the Home Owners’ Loan Act prohibits a savings association such as 1st Service from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks and federal savings banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and to entities controlled by any of the foregoing, may not exceed, together with all other outstanding loans to such person and entities controlled by such person, the bank’s loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100 million, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loan is approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Regulatory Enforcement Authority

The enforcement powers available to federal banking regulators is substantial and includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002, which generally establishes a comprehensive framework to modernize and reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors. The requirements of the Sarbanes-Oxley Act will be applicable to SNBV upon completion of the anticipated public offering of SNBV common stock, subject to applicable transition periods. Among other things, the Sarbanes-Oxley Act (i) created a public company accounting oversight board which is empowered to set auditing, quality control and ethics standards, to inspect registered public accounting firms, to conduct investigations and to take disciplinary actions, subject to SEC oversight and review; (ii) strengthened auditor independence from corporate management by, among other things, limiting the scope of consulting services that auditors can offer their public company audit clients; (iii) heightened the responsibility of public company directors and senior managers for the quality of the financial reporting and disclosure made by their companies; (iv) adopted a number of provisions to deter wrongdoing by corporate management; (v) imposed a number of new corporate disclosure requirements; (vi) adopted provisions which generally seek to limit and expose to public view possible conflicts of interest affecting securities analysts; and (vii) imposed a range of new criminal penalties for fraud and other wrongful acts, as well as extended the period during which certain types of lawsuits can be brought against a company or its insiders.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED

FINANCIAL INFORMATION

The following tables present financial data after giving effect to the completion of SNBV’s proposed acquisition of 1st Service Bank.

The pro forma financial data gives effect to the proposed acquisition under the purchase accounting method in accordance with accounting principles generally accepted in the United States. The unaudited pro forma combined condensed consolidated financial statements combine the historical condensed consolidated financial statements of Southern National Bancorp of Virginia, Inc. and 1st Service Bank giving effect to the acquisition as if it had been effective on June 30, 2006, with respect to the unaudited pro forma combined condensed consolidated balance sheet, and as of January 1, 2005, with respect to the unaudited pro forma combined condensed statements of income.

The information for the year ended December 31, 2005 is derived from the audited consolidated financial statements, including the related notes, of Southern National Bancorp of Virginia, Inc. and 1st Service Bank. You should read the unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2005 in conjunction with the historical financial statements described above that have been included in this prospectus. The information as of and for the six months ended June 30, 2006 is derived from SNBV’s and 1st Service’s unaudited condensed consolidated financial statements, including related notes, as of and for the six months ended June 30, 2006, included in this prospectus. You should read the unaudited pro forma combined condensed consolidated statement of income for the six months ended June 30, 2006 in conjunction with the historical financial statements described above that have been included in this document.

SNBV expect’s to incur reorganization and restructuring expenses as a result of the pending acquisition. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the proposed acquisition has been reflected in the unaudited pro forma combined condensed consolidated balance sheet. SNBV also anticipates that the acquisition will provide the combined company with certain future financial benefits that include reduced operation expenses and opportunities to earn more revenue. However, we do not reflect any of those anticipated cost savings or benefits in the pro forma financial information. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. SNBV has included in the pro forma financial statements all the adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the historical periods.

Given the information regarding the proposed acquisition, the actual consolidated financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected in this document because, among other reasons:

•	Assumptions used in preparing the pro forma financial data may be revised in the future due to changes in values of assets, including finalization of a core deposit intangible, and changes in operating results between the dates of the unaudited pro forma financial data and the date on which the acquisition takes place; and

•	Adjustments may need to be made to the unaudited historical financial data upon which such pro forma data are based.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED BALANCE SHEET

As of June 30, 2006

	SOUTHERN NATIONAL BANCORP	1ST SERVICE BANK	ADJUSTMENTS		COMBINED PRO FORMA
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$1,794	$2,786	$(4,670	)b	$1,410
			1,500	b
Securities available for sale, at fair value	14,621	900			15,521
Securities held to maturity, at amortized cost	31,472	5			31,477
Loans held for sale	—	1,212			1,212
Loans, net of unearned income	92,363	117,440	(1,120	)c	208,683
Allowance for loan losses	(1,306)	(899)			(2,205)
Bank premises and equipment, net	2,827	705			3,532
Core deposit intangibles, net	2,773	—	2,497	d	5,270
Goodwill	—	—	6,351	d	6,351
Other assets	1,017	2,261			3,278

Total Assets	$145,561	$124,410	$4,558		$274,529

Liabilities and Stockholders’ Equity:
Liabilities:
Noninterest-bearing deposits	$6,548	$13,654	$—		$20,202
Interest-bearing deposits	97,860	87,829			185,689
Short-term borrowings	8,110	14,000	1,500	b	23,610
Other liabilities	457	1,293	2,242	e	3,992

Total Liabilities	112,975	116,776	3,742		233,493

Stockholders’ Equity:
Common stock	35	9	7	f	42
			(9	)f
Surplus	34,537	8,687	8,443	f	42,980
			(8,687	)f
Accumulated deficit	(1,935)	(1,062)	1,062	g	(1,935)
Accumulated other comprehensive loss	(51)	—			(51)

Total Stockholders’ Equity	32,586	7,634	816		41,036

Total Liabilities and Stockholders’ Equity	$145,561	$124,410	$4,558		$274,529

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended June 30, 2006

	SOUTHERN NATIONAL BANCORP	1ST SERVICE BANK	ADJUSTMENTS		COMBINED PRO FORMA
	(In thousands, except per share data)
Interest and dividend income:
Interest and fees on loans	$3,421	$3,910	$—		$7,331
Interest on deposits in other banks	55	11	—		66
Interest and dividends on securities:	972	40	—		1,012

Total interest and dividend income	4,448	3,961	—		8,409

Interest expense:
Interest on deposits	1,619	1,497	—		3,116
Interest on short-term borrowings	224	697	—		921

Total interest expense	1,843	2,194	—		4,037

Net interest income	2,605	1,767	—		4,372

Provision for loan losses	286	64	—		350

Net interest income after provision for loan losses	2,319	1,703	—		4,022

Noninterest income:
Service charges and other income	119	34	—		153

Total noninterest income	119	34	—		153

Noninterest expenses:
Salaries and benefits	1,029	809	—		1,838
Occupancy expenses	327	352	—		679
Organizational costs	—	—	—		—
Amortization of core deposit intangible	218	—	180	a	398
Other operating expenses	543	806	—		1,349

Total noninterest expenses	2,117	1,967	180		4,264

Income (loss) from continuing operations before income taxes	321	(230)	(180)		(89)
Income tax expense (benefit)	—	—	—		—

Income (loss) from continuing operations	$321	$(230)	$(180)		$(89)

Per share information:
Weighted average shares outstanding
Basic	3,500,000	868,460	(192,460)		4,176,000
Diluted	3,568,500	868,460	(192,460)		4,176,000
Earnings (loss) from continuing operations per share, basic and diluted	$0.09	$(0.26)			$(0.02)

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2005

	SOUTHERN NATIONAL BANCORP (1)	1ST SERVICE BANK	ADJUSTMENTS		COMBINED PRO FORMA
	(In thousands, except per share data)
Interest and dividend income:
Interest and fees on loans	$1,534	$6,225	$—		$7,759
Interest on deposits in other banks	194	6	—		200
Interest and dividends on securities:	667	63	—		730

Total interest and dividend income	2,395	6,294	—		8,689

Interest expense:
Interest on deposits	514	1,989	—		2,503
Interest on short-term borrowings	91	969	—		1,060

Total interest expense	605	2,958	—		3,563

Net interest income	1,790	3,336	—		5,126

Provision for loan losses	1,020	228	—		1,248

Net interest income after provision for loan losses	770	3,108	—		3,878

Noninterest income:
Service charges and other income	51	180	—		231
Gain on sale of loans	—	84	—		84

Total noninterest income	51	264	—		315

Noninterest expenses:
Salaries and benefits	1,079	1,472	—		2,551
Occupancy expenses	289	539	—		828
Organizational costs	1,212	—	—		1,212
Amortization of core deposit intangible	36	—	360	a	396
Other operating expenses	461	747	—		1,208

Total noninterest expenses	3,077	2,758	360		6,195

Income (loss) from continuing operations before income taxes	(2,256)	614	(360)		(2,002)
Income tax expense (benefit)	—	—	—		—

Income (loss) from continuing operations	$(2,256)	$614	$(360)		$(2,002)

Per share information:
Weighted average shares outstanding
Basic	3,500,000	857,460	(181,460)		4,176,000
Diluted	3,500,000	857,460	(181,460)		4,176,000
Earnings (loss) from continuing operations per share, basic and diluted	$(0.64)	$0.72			$(0.48)

(1)	For the period from inception at April 14, 2005 through December 31, 2005

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: PURCHASE PRICE AND FUNDING OF 1ST SERVICE ACQUISITION

Based on an estimated share price of $12.50 for SNBV’s common stock, in connection with the execution of the merger agreement, the estimated total consideration to be paid in connection with the 1st Service Bank acquisition is $13.1 million, consisting of $8.45 million in stock consideration and $4.67 million in cash consideration. SNBV will use currently available funds and additional borrowings as the source for the cash consideration. Does not include the potential exercise of outstanding 1st Service stock options to acquire 61,750 shares of 1st Service common stock. If such options were exercised prior to the closing of the merger, SNBV would issue, in addition to the 676,000 shares of SNBV common stock to be issued in the merger, up to an additional approximately 32,000 shares to 1st Service stockholders in the merger.

NOTE 2: ALLOCATION OF PURCHASE PRICE

The purchase price of 1st Service Bank has been allocated as follows (in thousands):

Cash and cash equivalents	$2,786
Securities available for sale, at fair value	900
Securities held to maturity, at amortized cost	5
Loans, net of unearned income	117,532
Allowance for loan losses	(899)
Bank premises and equipment, net	705
Core deposit intangibles, net	2,497
Goodwill	6,351
Other assets	2,261
Noninterest-bearning deposits	(14,114)
Interest-bearing deposits	(87,829)
Short-term borrowings	(14,000)
Other liabilities	(3,075)

Total purchase price	$13,120

In allocating the purchase price, other liabilities were increased $2.2 million representing the estimated merger costs.

NOTE 3: KEY TO PRO FORMA ADJUSTMENTS

Summarized below are the pro forma adjustments necessary to reflect the acquisition of 1st Service Bank based on the purchase method of accounting:

a. Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 7 years.

b. Cash is increased by $1.5 million to reflect additional short term borrowings, and decreased by the $4.7 million used for the purchase price.

c. $80 million of residential mortgage loans were written down to fair value of $78.9 million, resulting in a discount of $1.1 million.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Goodwill and core deposit intangibles resulting from the purchase method of accounting. See Note 2.

e. Adjustment of other liabilities related to accrued merger costs. Estimated accrued merger costs of $2.2 million include $826 thousand payable pursuant to employment agreements, $500 thousand to terminate data processing contracts, $231 thousand payable to investment advisers, $150 thousand for legal costs, and $500 thousand related to accounting and other miscellaneous costs.

f. Issuance of common stock in the amount of $8.5 million to 1st Service Bank stockholders less the elimination of $8.7 million of 1st Service Bank common stock.

g. Elimination of 1st Service Bank accumulated deficit.

NOTE 4: GENERAL

During the six months ended June 30, 2006, the mortgage division of 1st Service Bank incurred a loss of $685 thousand, including operating losses through April 2006, when management decided to close the division, and approximately $290 thousand of termination costs. The operations of the mortgage banking division are reflected as discontinued operations in the accompanying financial statements.

Also, during the six month period ended June 30, 2006, 1st Service Bank recorded a one-time charge to reflect amortization of deferred costs related to loans that had been paid in full.

DESCRIPTION OF THE SNBV CAPITAL STOCK

General

SNBV is authorized to issue 50,000,000 shares of capital stock of which 45,000,000 are shares of common stock, par value $.01 per share, and 5,000,000 are shares of preferred stock, par value $.01 per share. SNBV issued 3,500,000 shares of SNBV common stock in its private offering in April 2005. No shares of SNBV preferred stock have been issued to date. The capital stock of SNBV does not represent or constitute a deposit account and is not insured by the FDIC or any other governmental authority.

The following description of the SNBV capital stock does not purport to be complete and is qualified in all respects by reference to SNBV’s articles of incorporation and bylaws and the Virginia Stock Corporation Act.

SNBV Common Stock

General. Each share of SNBV common stock has the same relative rights and is identical in all respects with each other share of SNBV common stock. The outstanding shares of SNBV common stock are, and the shares offered by SNBV in the merger will be, when issued and paid for, fully paid and nonassessable.

Voting Rights. The holders of SNBV common stock possess exclusive voting rights in SNBV. They elect SNBV’s board of directors and act on such other matters as are required to be presented to them under Virginia law or SNBV’s articles of incorporation or as are otherwise presented to them by the board of directors. In general, each holder of SNBV common stock is entitled to one vote per share and do not have any right to cumulate votes in the election of directors. If SNBV issues preferred stock, holders of the preferred stock may also possess voting rights.

Dividends. SNBV can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of SNBV common stock will be entitled to receive and share equally in such dividends as may be declared by the SNBV board of directors out of funds legally available therefore. If SNBV issues preferred stock, the holders thereof may have a priority over the holders of the SNBV common stock with respect to dividends.

Liquidation. In the event of any liquidation, dissolution or winding up of SNBV, the holders of the then-outstanding SNBV common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of SNBV available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the SNBV common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of SNBV common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. The SNBV common stock is not subject to call for redemption.

SNBV Preferred Stock

No shares of authorized SNBV preferred stock have been issued to date. Such preferred stock may be issued in the future with such rights, privileges, preferences and designations as the SNBV board of directors may from time to time determine. The SNBV board of directors can, without stockholder approval, issue preferred stock with preferential voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the SNBV common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

SNBV Warrants

In connection with the organization of Sonabank, warrants to purchase an aggregate of 75,000 shares of SNBV common stock were issued to the organizers of SNBV and Sonabank, including directors and executive officers, in consideration for their advancement of funds for organizational and pre-opening expenses. The warrants are exercisable at a price of $10.00 per share, the initial subscription price in SNBV’s private offering, and may be exercised within 10 years of the date that Sonabank opened for business (April 14, 2005).

Regulatory Limitations on the Acquisition of SNBV Common Stock

The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934 would, under the circumstances set forth in the presumption, constitute the acquisition of control.

In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding common stock of, or such lesser number of shares as constitute control over, SNBV.

COMPARISON OF SHAREHOLDERS’ RIGHTS

SNBV is a Virginia corporation subject to the provisions of the Virginia Stock Corporation Act and 1st Service is a federal savings bank subject to the Home Owners’ Loan Act and the regulations of the OTS. When the merger is completed, shareholders of 1st Service will become shareholders of SNBV and their rights as shareholders of SNBV will be governed by the articles of incorporation and bylaws of SNBV and the Virginia Stock Corporation Act.

The following summary is not intended to be a complete statement of the differences affecting the rights of 1st Service shareholders who become SNBV shareholders, but rather summarizes the more significant differences affecting the rights of such shareholders and certain important similarities; the summary is qualified in its entirety by reference to the federal stock charter and bylaws of 1st Service, the articles of incorporation and bylaws of SNBV and applicable laws and regulations. You should read this document and the other documents referred to carefully in their entirety for a more complete understanding of the differences between being a 1st Service shareholder and being a SNBV shareholder.

Authorized Capital Stock

1st Service. 1st Service’s charter authorizes the issuance of 25,000,000 shares of 1st Service common stock and 5,000,000 shares of 1st Service preferred stock. As of the record date for the 1st Service special meeting there were 871,900 shares of 1st Service common stock outstanding and no other shares of 1st Service capital stock were outstanding.

SNBV. The articles of incorporation of SNBV authorize a total of 45,000,000 shares of common stock and 5,000,000 shares of preferred stock. At June 30, 2006, there were 3,500,000 shares of SNBV common stock outstanding and no other shares of SNBV capital stock were outstanding.

Voting Rights

1st Service. Each holder of 1st Service common stock has one vote in respect of each share of 1st Service common stock held by such holder on each matter voted upon by 1st Service shareholders.

SNBV. Each holder of SNBV common stock has one vote in respect of each share of SNBV common stock held by such holder on each matter voted upon by SNBV shareholders.

Number and Election of Directors

1st Service. The charter of 1st Service provides that the number of directors of 1st Service shall not be less than five and not more than 15 and that the exact number shall be stated in the bylaws of 1st Service. This number is currently set at 10. Under 1st Service’s bylaws, the board of directors of 1st Service is divided into three classes as nearly equal in number as possible and one-third of the directors are elected annually to serve staggered, three-year terms.

SNBV. The bylaws of SNBV provide that the board of directors shall consist of seven members and the number of directors may be increased or decreased at any time by a vote of the board of directors, provided that the number of directors of SNBV shall not be less than five and not more than 15. This number is currently set at seven. Under SNBV’s articles of incorporation, the board of directors of SNBV is divided into three classes as nearly equal in number as possible and one-third of the directors are elected annually to serve staggered, three-year terms.

Filling Vacancies on the Board of Directors

1st Service. 1st Service’s bylaws provide that any vacancy occurring on the board of directors of may be filled by the majority vote of the remaining directors although less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected to serve only until the next election of directors by the 1st Service shareholders. Any directorship to be filled by reason of an increase in the number of directors may be filled by the election by the board of directors for a term of office continuing only until the next election of directors by the shareholders.

SNBV. SNBV’s articles of incorporation provide that any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, whether or not a quorum is present, or by a sole remaining director, and any director so chosen shall hold office for the remainder of the term to which the director has been selected and until such director’s successor shall have been elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

Removal of Directors

1st Service. Under 1st Service’s bylaws, a director may be removed only for cause at a meeting of shareholders called expressly for that purpose by a vote of the holders of not less than a majority of the shares then entitled to vote at an election of directors.

SNBV. The articles of incorporation of SNBV provide that a director may be removed only for cause at a meeting of shareholders called expressly for that purpose by an affirmative vote of not less than 75% of the shares of SNBV entitled to vote generally in an election of directors.

Exculpation of Liability

1st Service. The charter and bylaws of 1st Service do not provide for the exculpation of liability of directors and officers to shareholders and there are no provisions permitting such exculpation under OTS regulations.

SNBV. In accordance with the Virginia Stock Corporation Act, SNBV’s articles of incorporation provide that the personal liability of director and officers of SNBV for monetary damages are eliminated to the fullest extent permitted by the Virginia Stock Corporation Act.

Director and Officer Indemnification

1st Service. The regulations of the OTS provide that a savings association shall indemnify any person against whom an action is brought or threatened because that person is or was a director, officer or employee of the association for:

•	any amount for which that person becomes liable under a judgment in such action; and

•	reasonable costs and expenses actually paid or incurred in defending or setting such action, or in enforcing his or her rights to indemnification, if he or she attains a favorable judgment in such action;

provided that indemnification shall be made to such person only if:

•	there is a final judgment on the merits is in his or her favor; or

•	in case of:

•	settlement,

•	final judgment against him or her, or

•	final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the savings association or its members.

No indemnification shall be made unless the association gives the OTS at least 60 days’ notice of its intention to make such indemnification.

If a majority of the directors of a savings association concludes that any person ultimately may become entitled to indemnification, the directors may authorize payment of reasonable costs and expenses, including reasonable attorneys’ fees, arising from the defense or settlement of such action. Before making advance payment of expenses, the savings association shall obtain an agreement that the savings association will be repaid if the person on whose behalf payment is made is later determined not to be entitled to such indemnification.

SNBV. The Virginia Stock Corporation Act provides that a corporation may indemnify an individual acting in his capacity as a director against liability incurred if:

•	he conducted himself in good faith;

•	he believed in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation’s best interests and in all other cases, that his conduct was at least not opposed to its best interests; and

•	in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

Furthermore, unless limited by the articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he is a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Virginia law also provides that a corporation may not indemnify a director:

•	in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or

•	in connection with any other proceeding charging improper personal benefit to him, whether or not involving an action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

SNBV’s articles of incorporation provide that SNBV shall indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit or proceeding with respect to which person is a party, or is threatened to be made a party, to the full extent permitted by the Virginia Stock Corporation Act. SNBV’s articles of incorporation also provide that SNBV shall have the power to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them arising out of their status as corporate directors, officers, employees or agents whether or not SNBV would have the power to indemnify them against such liability under the provision of its articles of incorporation.

Special Meetings of Shareholders

1st Service. 1st Service’s bylaws provide that a special meeting of shareholders of 1st Service may be called for any purpose by the chairman of the board, the president or a majority of the board of directors. A special meeting of shareholders may also be called upon the written request of the holders of not less than one tenth of the outstanding 1st Service capital stock entitled to vote at the meeting.

SNBV. The SNBV articles of incorporation provide that special meetings of the shareholders of SNBV may be called only by the chairman of the board, by the president, by the board of directors by a resolution approved by the affirmative vote of at least three-fourths of the directors then in office, or by the holders of record of not less than forty percent of the then outstanding shares of SNBV capital stock entitled to vote generally in the election of directors.

Shareholder Nominations

1st Service. 1st Service’s bylaws provide that nominations for director at an annual meeting of shareholders may be made by a shareholder of 1st Service who is entitled to vote at the meeting who complies with specified notice procedures. For nominations to be properly brought before an annual meeting by a shareholder, the shareholder must give timely notice thereof in writing to the secretary of 1st Service. To be timely, a shareholder’s notice shall be delivered to the secretary of 1st Service not less than ninety days prior to the first anniversary of the preceding year’s annual meeting. Such shareholder’s notice must set forth as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors, or would be otherwise required, in each case under the SEC’s proxy rules, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such shareholder and of such beneficial owner and (ii) the class and number of shares of the 1st Service common stock which are owned beneficially and of record by such shareholder and such beneficial owner.

SNBV. Neither SNBV’s articles of incorporation nor its bylaws set forth procedures for shareholder nominations for election as a director of SNBV.

Shareholder Proposals

1st Service. 1st Service’s bylaws provide that proposals for business to be conducted at an annual meeting of shareholders may be made by a shareholder of 1st Service who is entitled to vote at the meeting who complies with specified notice procedures. For proposals to be properly brought before an annual meeting by a shareholder, the shareholder must give timely notice thereof in writing to the secretary of 1st Service. To be timely, a shareholder’s notice shall be delivered to the secretary of 1st Service not less than ninety days prior to the first anniversary of the preceding year’s annual meeting. Such shareholder’s notice must set forth a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such shareholder and of such beneficial owner and (ii) the class and number of shares of 1st Service common stock which are owned beneficially and of record by such shareholder and such beneficial owner.

SNBV. Neither SNBV’s articles of incorporation nor its bylaws contain any provisions regarding shareholder proposals of business.

Shareholder Action Without a Meeting

1st Service. 1st Service’s bylaws provide that the shareholders of 1st Service may act without a meeting if consent in writing, setting forth the action taken, is given by all shareholders entitled to vote with respect to the subject matter.

SNBV. SNBV’s bylaws provide that the shareholders of SNBV may act without a meeting if consent in writing, setting forth the action taken, is signed by the holders of shares having not less that the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

Amendments of Governing Instruments

1st Service. The 1st Service charter provides that an amendment to the charter may not be made unless such amendment is proposed by the 1st Service board of directors, approved by the vote of a majority of the 1st Service common stock eligible to be cast at a legal meeting, unless a higher vote is otherwise required, and approved or preapproved by the OTS.

The 1st Service bylaws provide that they may be amended in a manner consistent with regulations of the OTS and shall be effective after approval of the amendment by a majority vote of the board of directors, or by a majority of the votes cast by the 1st Service shareholders at any legal meeting, and upon the receipt of any applicable regulatory approval. OTS regulations require approval of certain bylaw amendments that have an anti-takeover effect, are inconsistent with certain OTS regulations regarding corporate governance or involve a significant issue of law or policy. Bylaw provisions that are consistent with the OTS model bylaws are preapproved.

SNBV. SNBV’s articles of incorporation provide that no amendment shall be made to the SNBV articles of incorporation unless it is first approved by a majority of the SNBV board of directors and thereafter approved by the vote of the holders of a majority of the outstanding shares of SNBV capital stock entitled to vote generally in an election of directors.

SNBV’s articles of incorporation provide that the SNBV bylaws may be amended by a majority of the board of directors then in office or by the vote of a majority of the outstanding shares of SNBV capital stock entitled to vote generally in an election of directors.

Vote on Mergers, Consolidations and Sales of Assets

1st Service. Under the regulations of the OTS, the vote of two-thirds of the outstanding voting stock of a constituent federal savings association is required for approval of a merger or consolidation, provided, however, that shareholders of the resulting federal stock association do not need to approve a merger agreement if:

•	it does not involve an interim federal savings association or an interim state institution;

•	the association’s charter is not changed;

•	each share of stock outstanding immediately prior to the effective date of the combination is to be an identical outstanding share or a treasury share of the resulting federal stock association after such effective date; and

•	either:

•	no shares of voting stock of the resulting federal stock association and no securities convertible into such stock are to be issued or delivered under the merger agreement, or

•	the authorized unissued shares or the treasury shares of voting stock of the resulting federal stock association to be issued or delivered under the merger agreement, plus those initially issuable upon conversion of any securities to be issued or delivered under such agreement, do not exceed 15% of the total shares of voting stock of such association outstanding immediately prior to the effective date of the combination.

SNBV. The Virginia Stock Corporation Act provides that a merger, consolidation, share exchange or sale of all or substantially all of the assets of a corporation may occur if approved by the holders of two-thirds of the outstanding shares entitled to vote on such proposal unless the articles of incorporation provide for a greater or lesser vote (which lesser vote must be at least a majority of the votes cast on the proposal). SNBV’s articles of incorporation do not contain any provisions requiring a greater or lesser vote.

The Virginia Stock Corporation Act contains a provision which governs affiliated transactions, which include certain mergers, and share exchanges and material dispositions of corporate assets proposed by or on behalf of an interested shareholder or similar transactions which have the effect of increasing the percentage of voting shares beneficially owned by an interested shareholder. As permitted by Virginia law, SNBV has opted out of coverage by this a provision in its articles of incorporation. In addition, the Virginia Stock Corporation Act contains a provision which provides protection against certain types of non-negotiated acquisitions for public corporations with 300 or more shareholders (known as a control share acquisition). As permitted by Virginia law, SNBV also has opted out of coverage by this provision in its articles of incorporation.

Dissenters’ and Appraisal Rights

1st Service. The regulations of the OTS provide that a shareholder of a federal stock association combining in a merger or consolidation shall have the right to demand payment of the fair or appraised value of his or her stock. However, a shareholder who receives only “qualified” consideration for his or her stock shall not have such appraisal rights if such stock was listed on a national securities exchange or quoted on Nasdaq. Qualified consideration means cash, shares of stock of any association or corporation which is listed on a national securities exchange or quoted on Nasdaq, or a combination of such shares of stock and cash.

SNBV. Shareholders of a Virginia corporation do not have appraisal rights in a merger, share exchange or sale or exchange of property, where at the record date fixed to determine shareholders entitled to vote on the transaction the corporation’s stock is:

•	listed on a national securities exchange or on the Nasdaq, or

•	held of record by more than 2,000 shareholders.

Those shareholders, however, will have appraisal rights if:

•	the articles of incorporation provide otherwise, or

•	in the case of a plan of merger or share exchange, the shareholder is required to accept any consideration other than (i) cash, (ii) shares of the surviving or acquiring corporation (and cash in lieu of fractional shares) which, at the record date, were either listed on a national securities exchange or held of record by at least 2,000 record shareholders, or any combination of the forgoing.

CERTAIN BENEFICIAL OWNERS OF THE 1ST SERVICE COMMON STOCK

The following table sets forth information as to the 1st Service common stock beneficially owned as of the indicated date by (i) each director and each executive officer of 1st Service, (ii) all directors and executive officers of 1st Service as a group and (iii) the only other person or entity, including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), who or which were known by 1st Service to be the beneficial owner of 5% or more of the outstanding Common Stock.

	Shares Beneficially Owned as of October 23, 2006 (1)
Name of Beneficial Owner	Amount		Percent
Directors:
Allan R. Plumley, Jr.	12,500	(2)	1.4%
Gregory U. Evans	12,500	(2)(3)	1.4
Ernest L. Tressler	17,000	(4)	1.9
Gregory A. Murray	10,500	(5)	1.2
Chongsun Chay	9,000	(6)	1.0
David K. Chow, M.D.	7,550	(6)(7)	0.9
Sidney G. Simmonds	15,000	(2)(8)	1.7
Carl R. Varblow	451,600	(9)	51.8
Roland C. Varblow	106,000	(9)	12.2
Donald E. Ziegler	14,000	(6)	1.6

Executive Officers Who Are Not Directors:
Deborah A. Steinberger	6,500	(10)	0.7
Patricia B. Taylor	—		—

All directors and executive officers as a group (12 persons)	662,150	(11)	72.0

Other 5% Owners:
Conrad R. Varblow	103,000	(9)	11.8

(1)	The number of shares beneficially owned by the persons set forth above was determined based on the rules under Section 13 of the Exchange Act and is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, an individual is considered to beneficially own any shares of common stock if he or she directly or indirectly has or shares: (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of common stock which may be acquired within 60 days of the record date upon the exercise of outstanding stock options. Shares of common stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of common stock owned by any other person or group.
(2)	Includes 5,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days of the record date, except in the case of Mr. Simmonds, in which case his share ownership includes 3,750 such shares.
(3)	Includes 7,000 shares held by Evans Associates, of which Mr. Evans is Managing General Partner.
(4)	Includes 12,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days of the record date.
(5)	The indicated shares are owned jointly with Mr. Murray’s spouse. Includes 8,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days of the record date.
(6)	Includes 4,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days of the record date.

(7)	Includes 2,550 shares held in a profit sharing plan of which Dr. Chow and his spouse are co-trustees.
(8)	Includes 1,000 shares owned by Mr. Simmonds’s spouse and an aggregate of 2,000 shares owned by trusts established for the benefit of Mr. Simmonds’ children.
(9)	Each of Carl R. Varblow and his sons Roland C. Varblow and Conrad R. Varblow disclaim beneficial ownership of the shares of common stock held by the others. Does not include 10,000 shares held by Heidi Varblow, Carl Varblow’s wife, 10,000 shares held by Cary Varblow, a brother of Carl Varblow, and 5,000 shares held by Roger Varblow, a brother of Carl Varblow. Each of Carl, Roland and Conrad Varblow disclaims beneficial ownership of these shares.
(10)	Includes 6,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days of the record date.
(11)	Includes 51,750 shares which may be acquired by all directors and executive officers as a group upon the exercise of stock options exercisable within 60 days of the record date.

LEGAL OPINIONS

The validity of the SNBV common stock to be issued in the merger will be passed upon for SNBV by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. Certain matters related to the United States federal income tax consequences of the merger have been passed upon for SNBV and 1st Service by Elias Matz Tiernan & Herrick L.L.P., Washington, D.C. See “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 39. At June 30, 2006, the partners of Elias, Matz, Tiernan & Herrick L.L.P. beneficially owned approximately 67,500 shares of SNBV common stock.

EXPERTS

The consolidated balance sheet of SNBV and its subsidiaries at December 31, 2005 and the consolidated statements of operations, changes in stockholders’ equity and cash flows for the period from inception at April 14, 2005 through December 31, 2005 have been included in this document and in the registration statement of which this proxy statement/prospectus is a part in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, included in this document, and upon the authority of such firm as experts in accounting and auditing.

The balance sheet of 1st Service at December 31, 2005 and the statements of operations, changes in stockholders equity and cash flows for each of the two years ended December 31, 2005 have been included herein and in the registration statement of which this proxy statement/prospectus is a part in reliance upon the report of Thompson, Greenspon & Co., P.C., independent certified public accountants, included in this document, and upon the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this document, the board of directors of 1st Service does not know of any matter that will be presented at the special meeting other than as described in this document.

OTHER INFORMATION

SNBV has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, and the applicable rules and regulations. This document is a part of that registration statement. As permitted by the SEC’s rules, this document does not contain all of the information you can find in the registration statement. The registration statement is available for inspection at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You also may obtain a copy of the registration statement from the Public Reference Section of the SEC, 100 F Street, NE, Room 1580, Washington, DC 20549, at prescribed rates, or from commercial document retrieval services. You also may access the registration statement through the website of the SEC, which is located at http://www.sec.gov.

Upon completion of the merger and the issuance of the SNBV common stock to the former 1st Service shareholders, SNBV will be required to file periodic and current reports under Section 13(d) of the Securities Exchange Act of 1934, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. However, unless SNBV registers the outstanding shares of SNBV common stock under the Securities Exchange Act of 1934, its filing requirements will be suspended for fiscal years after the fiscal year that the registration statement for the merger became effective, if at the beginning of such fiscal year the SNBV common stock is held of record by less than 300 persons. SNBV would be required to register the shares of SNBV common stock under the Securities Exchange Act of 1934 if it had more than 500 shareholders of record and $10 million or more in total assets at the end of any fiscal year or if the shares of SNBV were to be listed on a national securities exchange. SNBV has filed a registration statement on Form S-1 (File No. 333-136285), as amended, with the SEC to register up to 2,000,000 shares of SNBV common stock for sale in a public offering, which is available for inspection in the manner set forth in the preceeding paragraph. If this public offering is completed, the SNBV common stock would be registered under the Securities Exchange Act of 1934.

You should rely only on the information contained in this proxy statement/prospectus. Neither SNBV nor 1st Service has authorized anyone else to provide you with information that is different from, or in addition to, that which is contained in this proxy statement/prospectus. Therefore, if anyone distributes this type of information, you should not rely upon it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Southern National Bancorp of Virginia, Inc.

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005	F-3

Consolidated Statements of Income for the Six Months Ended June 30, 2006 (unaudited), for the period from inception at April 14, 2005 through June 30, 2005 (unaudited) and for the period from inception at April 14, 2005 through December 31, 2005

F-4
Consolidated Statement of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2006 (unaudited) and for the period from inception at April 14, 2005 through December 31, 2005	F-5

Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2006 (unaudited) and for the period from inception at April 14, 2005 through June 30, 2005 (unaudited) and for the period from inception at April 14, 2005 through December 31, 2005

F-6
Notes to Consolidated Financial Statements	F-7

1st Service Bank

Independent Auditors’ Report	F-27
Consolidated Balance Sheets at December 31, 2005 (restated) and 2004 (restated)	F-28
Consolidated Statements of Operations for the Years Ended December 31, 2005 (restated) and 2004 (restated)	F-29
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2005 (restated) and 2004 (restated)	F-30
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 (restated) and 2004 (restated)	F-31
Notes to Financial Statements	F-32

Consolidated Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005 (restated)	F-43
Consolidated Statements of Operations for the Six Months Ended June 30, 2006 and 2005 (unaudited)	F-44
Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2006 (unaudited) and year ended December 31, 2005 (restated)	F-45
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006 and 2005 (unaudited)	F-46
Notes to Financial Statements	F-47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Southern National Bancorp of Virginia, Inc.

Charlottesville, Virginia

We have audited the accompanying consolidated balance sheet of Southern National Bancorp of Virginia, Inc. as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from inception (April 14, 2005) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern National Bancorp of Virginia, Inc. at December 31, 2005, and the results of its operations and its cash flows for the period from inception (April 14, 2005) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/    BDO Seidman, LLP

Richmond, Virginia

February 16, 2006

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS

Cash and cash equivalents:
Cash and due from banks	$1,275	$1,607
Interest-bearing deposits in other banks	519	56

Total cash and cash equivalents	1,794	1,663

Securities available for sale, at fair value	14,621	8,296

Securities held to maturity, at amortized cost	31,472	31,698

Loans, net of unearned income	92,363	75,031
Less allowance for loan losses	(1,306)	(1,020)

Net loans	91,057	74,011

Bank premises and equipment, net	2,827	2,924
Core deposit intangibles, net	2,773	3,024
Other assets	1,017	1,292

Total assets	$145,561	$122,908

LIABILITIES AND STOCKHOLDERS’ EQUITY

Noninterest-bearing demand deposits	$6,548	$6,333
Interest-bearing deposits:
NOW accounts	4,408	6,244
Money market accounts	15,584	17,147
Savings accounts	2,354	2,373
Time deposits of $100,000 and over	61,017	30,984
Other time deposits	14,497	14,182

Total interest-bearing deposits	97,860	70,930

Total deposits	104,408	77,263

Short-term borrowings	8,110	12,406
Other liabilities	457	926

Total liabilities	112,975	90,595

Commitments and contingencies
Stockholders’ equity:
Common stock, $.01 par value. Authorized 45,000,000 shares; issued and outstanding, 3,500,000 shares in all periods.	35	35
Surplus	34,537	34,537
Accumulated deficit	(1,935)	(2,256)
Accumulated other comprehensive loss	(51)	(3)

Total stockholders’ equity	32,586	32,313

Total liabilities and stockholders’ equity	$145,561	$122,908

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Interest and dividend income :
Interest and fees on loans	$3,421	$46	$1,534
Interest on deposits in other banks	55	118	194
Interest and dividends on securities:	972	151	667

Total interest and dividend income	4,448	315	2,395

Interest expense:
Interest on deposits	1,619	34	514
Interest on short-term borrowings	224	—	91

Total interest expense	1,843	34	605

Net interest income	2,605	281	1,790

Provision for loan losses	286	327	1,020

Net interest income (loss) after provision for loan losses	2,319	(46)	770

Noninterest income:
Service charges on deposit accounts	57	1	18
Other service charges and fees	62	1	33

Total noninterest income	119	2	51

Noninterest expenses:
Salaries and benefits	1,029	343	1,079
Occupancy expenses	182	35	154
Furniture and equipment expenses	145	24	135
Organizational costs	—	1,212	1,212
Amortization of core deposit intangible	218	—	36
Other operating expenses	543	129	461

Total noninterest expenses	2,117	1,743	3,077

Income (loss) before income taxes	321	(1,787)	(2,256)
Income tax expense	—	—	—

Net income (loss)	$321	$(1,787)	$(2,256)

Earnings (loss) per share, basic	$0.09	$(0.51)	$(0.64)

Earnings (loss) per share, diluted	$0.09	$(0.51)	$(0.64)

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND

FOR THE PERIOD FROM INCEPTION AT APRIL 14, 2005 THROUGH DECEMBER 31, 2005

(in thousands, except share amounts)

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Comprehensive Loss	Total
Balance—April 14, 2005	$—	$—	$—	$—		$—
Comprehensive loss:
Net loss			(2,256)		$(2,256)	(2,256)
Unrealized holding losses arising during the period (net of tax, $2)				(3)	(3)	(3)

Total comprehensive loss					$(2,259)

Issuance of common stock (3,500,000 shares), net	35	34,537				34,572

Balance—December 31, 2005	35	34,537	(2,256)	(3)		32,313
Comprehensive income:
Net income			321		$321	321
Unrealized holding losses arising during the period (net of tax, $24)				(48)	(48)	(48)

Total comprehensive income					$273

Balance—June 30, 2006 (Unaudited)	$35	$34,537	$(1,935)	$(51)		$32,586

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)
Operating activities:
Net income (loss)	$321	$(1,787)	$(2,256)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided (used) in operating activities:
Depreciation of bank premises and equipment	147	14	113
Amortization (accretion), net	198	(9)	(2)
Provision for loan losses	286	327	1,020
Other, net	(146)	3,329	166

Net cash and cash equivalents provided (used) in operating activities	806	1,874	(959)

Investing activities:
Purchases of securities available for sale	(7,054)	(4,012)	(8,923)
Proceeds from paydowns of securities available for sale	687	—	669
Purchases of securities held to maturity	(1,967)	(13,917)	(33,697)
Proceeds from paydowns of securities held to maturity	2,192	451	2,000
Net increase in loans	(17,332)	(13,085)	(67,941)
Net cash received in branch acquisition	—	—	32,464
Purchases of bank premises and equipment	(50)	(1,029)	(1,302)

Net cash and cash equivalents used in investing activities	(23,524)	(31,591)	(76,730)

Financing activities:
Net increase in noninterest-bearing deposits	215	985	2,669
Net increase in interest-bearing deposits	26,930	8,106	32,129
Net increase in short-term borrowings	(4,296)	—	9,982
Issuance of common stock, net of issuance costs	—	34,572	34,572

Net cash and cash equivalents provided by financing activities	22,849	43,663	79,352

Increase in cash and cash equivalents	131	13,946	1,663
Cash and cash equivalents at beginning of period	1,663	—	—

Cash and cash equivalents at end of period	$1,794	$13,946	$1,663

Supplemental Disclosure of Cash Flow Information
Cash payments for:
Interest	$1,638	$33	$419
Income taxes	$—	$—	$—
Supplemental schedule of noncash investing and financing activities:
Unrealized loss on securities available for sale	$72	$9	$5

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Southern National Bancorp of Virginia, Inc.(“SNBV”) is a corporation formed on July 28, 2004 under the laws of the Commonwealth of Virginia and is the holding company for Sonabank, N. A. (“Sonabank”) a national bank chartered on April 14, 2005, under the laws of the United States of America. The principal activities of Sonabank are to attract deposits and originate loans as permitted for federally chartered national banks under the laws of the United States of America. Sonabank conducts full-service banking operations in Charlottesville and Clifton Forge in Virginia.

The accounting policies and practices of Southern National Bancorp of Virginia, Inc. and subsidiary (“Southern”) conform to U. S. generally accepted accounting principles and to general practice within the banking industry. Major policies and practices are described below:

(A) Principles Of Consolidation

The consolidated financial statements include the accounts of Southern National Bancorp of Virginia, Inc. and its wholly owned subsidiary. Southern National Bancorp of Virginia, Inc is a bank holding company that owns all of the outstanding common stock of its banking subsidiary, Sonabank, N. A. (“Sonabank”). All material intercompany balances and transactions have been eliminated in consolidation.

(B) Investment Securities

Debt securities that Southern has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

Securities classified as available for sale are those debt and equity securities that management intends to hold for an indefinite period of time, including securities used as part of SNBV’s asset/liability strategy, and that may be sold in response to changes in interest rates, liquidity needs or other similar factors. Securities available for sale are reported at fair value, with unrealized gains or losses net of deferred taxes, included in accumulated other comprehensive income (loss) in stockholders’ equity.

Securities classified as held for trading are those debt and equity securities that are bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in earnings. Southern has no securities in this category.

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Southern to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

(C) Loans

Southern grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by non-residential mortgage loans throughout its market area. The ability of SNBV’s debtors to honor their contracts is in varying degrees dependent upon the real estate market conditions and general economic conditions in this area.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(D) Allowance For Loan and Lease Losses (ALLL)

The provision for loan and lease losses charged to operations is an amount sufficient to bring the ALLL to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collection of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management’s determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as part of their examination process, periodically review Sonabank’s allowance for loan losses. Such agencies may require Sonabank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance consists of specific, general and unallocated components. The specific component relates to loans considered to be impaired. For such loans a specific reserve is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component is established for unimpaired loans and its value is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.

A loan is considered impaired when, based on current information and events, it is probable that Southern will be unable to collect the scheduled payments of principal or interest when due according to the terms of the loan documentation. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Southern does not separately identify individual consumer and residential loans for impairment disclosures.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(E) Bank Premises And Equipment

Bank premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. It is the policy of Southern to capitalize additions and improvements and to depreciate the cost thereof over their estimated useful lives ranging from 3 to 30 years. Maintenance and repairs are expensed as they are incurred.

(F) Goodwill and Intangible Assets

SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. For purchase acquisitions, Southern is required to record assets acquired, including identifiable intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation techniques. Southern has adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. Southern has adopted SFAS 147, Acquisitions of Certain Financial Institutions, and determined that core deposit intangibles will be amortized over the estimated useful life.

(G) Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the net operating losses carryforward and allowance for loan losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

At December 31, 2005, a valuation allowance for the full amount of the gross deferred tax asset was recorded because of the uncertainties of the amount of taxable income that will be generated in future years.

Southern is subject to a state franchise tax in lieu of state income taxes.

(H) Consolidated Statements of Cash Flows

For purposes of reporting cash flows, Southern defines cash and cash equivalents as cash due from banks and interest-bearing deposits in other banks.

(I) Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Southern relate solely to outstanding stock options and warrants and are determined using the treasury stock method.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(J) Comprehensive Income (Loss)

Comprehensive income (loss) represents all changes in equity that result from recognized transactions and other economic events of the period. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but excluded from net income, such as unrealized gains and losses on certain investments in debt and equity securities.

(K) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of goodwill and intangible assets, foreclosed real estate and deferred tax assets and liabilities.

(L) Off Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, Southern has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded when they are funded.

(M) Asset Prepayment Rates

SNBV purchases amortizing investment securities in which the underlying assets are residential mortgage loans subject to prepayments. The actual principal reduction on these assets varies from the expected contractual principal reduction due to principal prepayments resulting from the borrowers’ election to refinance the underlying mortgage based on market and other conditions. The purchase premiums and discounts associated with these assets are amortized or accreted to interest income over the estimated life of the related assets. The estimated life is calculated by projecting future prepayments and the resulting principal cash flows until maturity. Prepayment rate projections utilize actual prepayment speed experience and available market information on like-kind instruments. The prepayment rates form the basis for income recognition of premiums and discounts on the related assets. Changes in prepayment estimates may cause the earnings recognized on these assets to vary over the term that the assets are held, creating volatility in the net interest margin. Prepayment rate assumptions are monitored and updated monthly to reflect actual activity and the most recent market projections.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(N) Stock Compensation Plan

Through December 31, 2005, SNBV accounted for the Incentive Stock Option Plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of grant. All options granted under the Plan are fully vested as of December 31, 2005. The following table illustrates the effect on net income and earnings per share if Southern had applied the fair value recognition provisions of FASB Statement No. 123R, Accounting for Stock-Based Compensation, to stock-based compensation during the period from inception at April 14, 2005 through December 31, 2005:

(in thousands except per share data)
Net loss, as reported	$(2,256)
Total stock-based compensation expense determined under fair value based method for all awards	(619)

Pro forma net loss	$(2,875)

Net loss per share:
Basic—as reported	$(0.64)

Basic—pro forma	$(0.82)

Diluted—as reported	$(0.64)

Diluted—pro forma	$(0.82)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	0.00%
Expected life	10 years
Expected volatility	11.45%
Risk-free interest rate	4.38%

There have been no option grants during the six months ended June 30, 2006.

(O) Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (Revised 2004) (“SFAS No. 123R”), “Share-Based Payment,” in December 2004. SFAS No. 123R is a revision of FASB Statement 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and SNBV adopted the standard in the first quarter of fiscal 2006. The adoption of this statement did not have a material effect on the consolidated financial statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. This new guidance had no material effect on SNBV’s consolidated financial statements upon implementation.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” This statement amends FASB Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

(P) Branch Acquisition

On December 2, 2005, Sonabank completed its acquisition of a branch office located in Clifton Forge, Virginia from First Community Bank, N. A. Cash in the amount of $32.5 million was received in the acquisition. Sonabank acquired $42.5 million in deposits, $7.1 million in loans, and $2.4 million in retail reverse repurchase agreements. The branch banking center and other assets were also purchased in the amount of $2.2 million. As part of the purchase price allocation, Sonabank recorded $3.1 million in core deposit intangibles. The core deposit intangible assets are being amortized over 7 years.

(Q) Business Combination

On July 10, 2006, SNBV signified a definitive Agreement and Plan of Merger with 1st Service Bank where, upon the closing of the merger agreement, 1st Service will merge with and into Sonabank. SNBV will pay a purchase price of 676,000 shares of its common stock (valued at $12.50 per share) and $4.6 million in cash for the acquisition. 1st Service is a federally chartered stock savings bank that operates three branch offices in Fairfax County, Virginia. As of June 30, 2006, 1st Service had approximately $124.4 million in assets, $101.5 million in deposits and $7.6 million in stockholders’ equity. SNBV expects to complete this acquisition late in the fourth quarter of 2006.

2. SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of securities at June 30, 2006 (unaudited) are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Available for sale:
Collateralized mortgage obligations	$6,562	$—	$(65)	$6,497
Corporate Bonds	$6,582	1	$(13)	6,570
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	534	—	—	534

	$14,698	$1	$(78)	$14,621

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Held to maturity:
Mortgage-backed securities	$15,046	$—	$(402)	$14,644
U. S. Government Agency Securities	1,000	—	—	1,000
Collateralized mortgage obligations	15,426	—	(147)	15,279

	$31,472	$—	$(549)	$30,923

The amortized cost, gross unrealized gains and losses and estimated fair value of securities at December 31, 2005 are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Available for sale:
Collateralized mortgage obligations	$7,213	$—	$(5)	$7,208
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	68	—	—	68

	$8,301	$—	$(5)	$8,296

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Held to maturity:
Mortgage-backed securities	$15,812	$—	$(142)	$15,670
Collateralized mortgage obligations	15,886	7	(1)	15,892

	$31,698	$7	$(143)	$31,562

The amortized cost and estimated fair value (in thousands) of securities at June 30, 2006 (unaudited), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
Due after one year through five years	$1,628	$1,628
Due after ten years	11,516	11,439

	13,144	13,067
Federal Reserve Bank stock—restricted	1,020	1,020
Federal Home Loan Bank stock—restricted	534	534

	$14,698	$14,621

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
Due after one year through five years	$1,000	$1,000
Due after ten years	30,472	29,923

	$31,472	$30,923

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated fair value (in thousands) of securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
Due after one year through five years	$2,296	$2,296
Due after ten years	4,917	4,912

	7,213	7,208
Federal Reserve Bank stock—restricted	1,020	1,020
Federal Home Loan Bank stock—restricted	68	68

	$8,301	$8,296

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
Due after ten years	$31,698	$31,562

Securities with an amortized cost of approximately $38 million were pledged to secure retail repurchase agreements, a line of credit under a repurchase agreement, deposits of public funds, and a line of credit for advances from the Federal Home Loan Bank of Atlanta (“FHLB”) as of June 30, 2006. There were no advances outstanding under the repurchase agreement line of credit at June 30, 2006. As of December 31, 2005, securities with an amortized cost of approximately $34 million were pledged to secure a line of credit under a repurchase agreement and a line of credit for advances from the Federal Home Loan Bank of Atlanta (“FHLB”). There were no outstanding FHLB advances at December 31, 2005.

There were no sales of securities during the six months ended June 30, 2006 or during the period from April 14, 2005 through December 31, 2005.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Southern to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of Southern through readily saleable financial instruments. The portfolio includes mortgage-backed securities and collaterized mortgage obligations, whose prices move inversely with rates. At the end of any accounting period, the investment portfolio has unrealized gains and losses. Southern monitors the portfolio which is subject to liquidity needs, market rate changes and credit risk changes to see if adjustments are needed. The primary concern in an unrealized loss situation is the credit quality of the business behind the instrument. There are 13 securities totaling approximately $33.6 million in the portfolio that are considered temporarily impaired at June 30, 2006. There are nine securities totaling approximately $25.6 million in the portfolio that are considered temporarily impaired at December 31, 2005. The temporary impairment is caused by higher interest rates since the purchase of the securities and will reverse if interest rates decline in the future; conversely, the temporary impairment will increase if interest rates increase. The following tables present information regarding temporarily impaired securities as of June 30, 2006 (unaudited):

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Available for sale:
Corporate Bonds	$3,019	$(13)	$—	$—	$3,019	$(13)
Collateralized mortgage obligations	4,869	(65)	—	—	4,869	(65)

	$7,888	$(78)	$—	$—	$7,888	$(78)

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Held to maturity:
Mortgage-backed securities	$12,767	$(345)	$1,878	$(57)	$14,645	$(402)
Collateralized mortgage obligations	11,050	(147)	—	—	11,050	(147)

	$23,817	$(492)	$1,878	$(57)	$25,695	$(549)

The following tables present information regarding temporarily impaired securities as of December 31, 2005:

	Less than 12 months		More than 12 months		Total
	Fair value	Losses	Fair value	Losses	Fair value	Losses
	(Unaudited)		(Unaudited)		(Unaudited)
Available for sale:
Collateralized mortgage obligations	$4,912	$(5)	$—	$—	$4,912	$(5)

	$4,912	$(5)	$—	$—	$4,912	$(5)

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Held to maturity:
Mortgage-backed securities	$15,670	$(142)	$—	$—	$15,670	$(142)
Collateralized mortgage obligations	4,993	(1)	—	—	4,993	(1)

	$20,663	$(143)	$—	$—	$20,663	$(143)

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. LOANS

Loans are stated at their face amount, net of unearned income, and consist of the following (in thousands):

	As of June 30, 2006	As of December 31, 2005
	(Unaudited)
Mortgage loans on real estate:
Commercial	$49,723	$41,644
Construction, land and other loans	21,407	15,978
Residential 1-4 family	7,462	7,814
Multi- family residential	611	—
Equity lines of credit	2,839	1,125

Total real estate loans	82,042	66,561

Commercial Loans	7,922	6,720
Consumer Loans	2,757	2,011

Gross loans	92,721	75,292
Less unearned income on loans	358	261

Loans, net of unearned income	$92,363	$75,031

At June 30, 2006 and December 31, 2005, there was no recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS 114). There were no nonaccrual loans at June 30, 2006 and December 31, 2005, and there were no loans past due 90 days or more and accruing interest at June 30, 2006 and December 31, 2005.

4. ALLOWANCE FOR LOAN AND LEASE LOSSES

Activity in the allowance for loan and lease losses is summarized below (in thousands):

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Balance, beginning of period	$1,020	$—	$—
Provision charged to operations	286	327	1,020
Recoveries credited to allowance	—	—	—

Total	1,306	327	1,020
Loans charged off	—	—	—

Balance, end of period	$1,306	$327	$1,020

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. BANK PREMISES AND EQUIPMENT

Bank premises and equipment are as follows (in thousands):

	As of June 30, 2006	As of December 31, 2005
	(Unaudited)
Land	$38	$38
Building and improvements	1,542	1,522
Leasehold improvements	453	468
Furniture and equipment	1,054	1,009

	3,087	3,037
Less accumulated depreciation and amortization	260	113

Bank premises and equipment, net	$2,827	$2,924

Depreciation and amortization expense for the six months ended June 30, 2006 was $147 thousand, and for the period from April 14, 2005 through June 30, 2005, depreciation and amortization expense was $14 thousand. Depreciation and amortization expense for the period from April 14, 2005 through December 31, 2005 was $113 thousand. Future minimum rental payments required under non-cancelable operating leases for bank premises that have initial or remaining terms in excess of one year as of December 31, 2005 are as follows (in thousands):

2006	$175
2007	180
2008	186
2009	192
2010	85
Thereafter	—

$818

The leases contain options to extend for periods of 2 to 6 years. Rental expense for the six months ended June 30, 2006 was $87 thousand, and for the period from April 14, 2005 through June 30, 2005, rental expense was $29 thousand. Rental expense for the period from April 14, 2005 through December 31, 2005 was $110 thousand.

6. GOODWILL AND INTANGIBLE ASSETS

Southern has adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. As part of the purchase price allocation for the acquisition of the Clifton Forge branch, Southern recorded approximately $3.1 million in core deposit intangible assets which are being amortized over 7 years. Information concerning intangible assets is presented in the following table:

	As of June 30, 2006
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(Unaudited)
Amortizable core deposit intangibles	$3,028	$(255)	$2,773

	December 31, 2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortizable core deposit intangibles	$3,060	$(36)	$3,024

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense of core deposit intangibles for the six months ended June 30, 2006 was $218 thousand, and there was no amortization expense for the period from April 14, 2005 through June 30, 2005. Amortization expense of core deposit intangibles for the period from April 14, 2005 through December 31, 2005 was $36 thousand. Estimated amortization expense of core deposit intangibles for the years ended December 31 follows (in thousands):

2006	$437
2007	437
2008	437
2009	437
2010	437
Thereafter	839

$3,024

7. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at June 30, 2006 and December 31, 2005 was $61.0 million and $31.0 million, respectively. At June 30, 2006 (unaudited), the scheduled maturities of time deposits are as follows (in thousands):

1 year or less	$66,639
1 - 2 years	5,124
2 - 3 years	1,180
3 - 4 years	1,909
4 - 5 years	662
Thereafter	—

$75,514

At December 31, 2005, the scheduled maturities of time deposits are as follows (in thousands):

2006	$30,768
2007	9,507
2008	1,905
2009	2,296
2010	690
Thereafter	—

$45,166

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. OTHER BORROWINGS

Short-term borrowings consist of the following as of June 30, 2006 (unaudited):

FHLB advances	$4,900
Securities sold under agreements to repurchase	3,210

$8,110

Weighted interest rate	4.93%

Average for the Six-month period ended June 30, 2006:
Outstanding balance	$10,140
Interest rate	4.46%

Maximum month-end outstanding balance	$11,114

Short-term borrowings consist of the following as of December 31, 2005:

Securities sold under agreements to repurchase	$12,406

Weighted interest rate	4.14%

Average for the period from inception at April 14, 2005 through December 31, 2005:
Outstanding balance	$2,241
Interest rate	4.09%

Maximum month-end outstanding balance	$15,724

9. STOCKHOLDERS’ EQUITY

SNBV completed its common stock offering in a private placement on April 14, 2005. Southern issued 3,500,000 shares of common stock with a par value of $0.01 per share at a price of $10.00 per share. The proceeds to SNBV amounted to approximately $34.5 million, net of costs of $428 thousand.

The organizers of SNBV advanced to SNBV $1.5 million to cover a substantial portion of the organizational and pre-opening expenses. In the event that the bank did not open, these persons would have borne the risk of loss with respect to these advances. In recognition of the financial risks undertaken, these individuals have received warrants to purchase shares of SNBV’s common stock. Warrants to purchase an aggregate of 75,000 shares of SNBV’s common stock were issued. The warrants are exercisable at a price of $10.00 per share and must be exercised within 10 years of the date the bank opened. SNBV has no obligation to register the warrants or the shares for which the warrants may be exercisable under the Securities Act of 1933, as amended.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. INCOME TAXES

Net deferred tax assets consist of the following components as of June 30, 2006 and December 31, 2005 (in thousands):

	For the Six Months Ended June 30, 2006	For the Period For Inception at April 14, 2005 Through December 31, 2005
Deferred tax assets:
Allowance for loan losses	$408	$339
Organizational and start-up costs	372	350
Deferred loan fees	166	89
Net operating loss carryforward	—	37
Unrecognized losses on securities available for sale	26	2

Total deferred tax assets	972	817

Deferred tax liabilities:
Depreciation	55	45

	917	772
Valuation allowance	(891)	(772)

Net deferred tax assets	$26	$—

The provision for income taxes consists of the following (in thousands):

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 through December 31, 2005
Current tax expense	$—	$—
Deferred tax benefit	—	—

Income tax expense	$—	$—

Southern has net operating loss carryforward of approximately $108 thousand at December 31, 2005, which expires in 2025.

The income tax expense differed from the amount of income tax determined by applying the U.S. Federal income tax rate of 34% to pretax income for the period from inception at April 14, 2005 through December 31, 2005 due to the following (in thousands):

	For the Six Months Ended June 30, 2006	For the Period For Inception at April 14, 2005 Through December 31, 2005
Computed “expected” tax expense (benefit)	$109	$(770)
Reduction in tax expense (benefit) resulting from:
Valuation allowance	(109)	770

Income tax expense	$—	$—

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. EMPLOYEE BENEFITS

Southern has a 401(k) plan that allows employees to make pre-tax contributions for retirement. The 401(k) plan provides for discretionary matching contributions by Southern. In 2005 and for the six months ended June 30, 2006, there were no matching contributions made by Southern. The 401(k) does not provide for investment in SNBV’s stock.

Southern has a stock option plan adopted in 2004 that authorized the reservation of up to 275,000 shares of common stock and provided for the granting of incentive options to certain employees. Under the plans, the option price cannot be less than the fair market value of the stock on the date granted. An option’s maximum term is ten years from the date of grant. Options granted under the plans may be subject to a graded vesting schedule.

A summary of changes in outstanding stock options during 2005 follows:

	Shares	Weighted Average Exercise Price
Options outstanding, January 1	—	$—
Granted	168,250	10.00
Forfeited	(3,500)	10.00
Exercised	—	—

Options outstanding, December 31	164,750	$10.00

Weighted average fair value per option of options granted during 2005		$3.68

A summary of options outstanding at June 30, 2006 (unaudited) follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 10.00	164,750	8.9 yrs	$10.00	164,750	8.9 yrs	$10.00

A summary of options outstanding at December 31, 2005 follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 10.00	164,750	9.4 yrs	$10.00	164,750	9.4 yrs	$10.00

There were no options granted, forfeited or exercised during the six months ended June 30, 2006.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Sonabank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit and funding risk in excess of the amount recognized in the consolidated balance sheet.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SNBV’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and letters of credit is based on the contractual amount of these instruments. Southern uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, Southern does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Southern evaluates each customer’s creditworthiness on a case-by-case basis. At June 30, 2006 and December 31, 2005, Southern had unfunded loan commitments approximating $38.3 million and $23.1 million, respectively.

Letters of credit written are conditional commitments issued by Southern to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Southern had no letters of credit outstanding as of June 30, 2006 and December 31, 2005.

13. EARNINGS PER SHARE

The following is a reconciliation of the denominators of the basic and diluted EPS computations (in thousands, except per share data):

	Income (Loss) (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the six months ended June 30, 2006
Basic EPS	$321	3,500	$0.09
Effect of Dilutive stock options and warrants	—	69	—

Diluted EPS (unaudited)	$321	3,569	$0.09

For the period from April 14, 2005 through June 30, 2005
Basic EPS	$(1,787)	3,500	$(0.51)
Effect of dilutive stock options and warrants	—	—	—

Diluted EPS (unaudited)	$(1,787)	3,500	$(0.51)

For the period from April 14, 2005 through December 31, 2005
Basic EPS	$(2,256)	3,500	$(0.64)
Effect of dilutive stock options and warrants	—	—	—

Diluted EPS	$(2,256)	3,500	$(0.64)

14. REGULATORY MATTERS

SNBV and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on SNBV’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action (PCA), Southern must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative measures established by regulation to ensure capital adequacy require Southern to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to average assets (as defined). Management believes, as of June 30, 2006 and as of December 31, 2005, that Southern meets all capital adequacy requirements to which it is subject.

The capital amounts and ratios for Southern and Sonabank are also presented in the following table:

	Consolidated		Sonabank, N. A.		Required for Capital Adequacy Purposes		Required in Order to Be Well Capitalized Under PCA
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of June 30, 2006 (unaudited)
Total capital to risk weighted assets	$31,170	28.28%	$31,120	28.24%	$8,817	8.00%	$11,022	10.00%
Tier 1 capital to risk weighted assets	29,864	27.10%	29,814	27.05%	4,409	4.00%	6,613	6.00%
Tier 1 capital to average assets	29,864	22.04%	29,814	22.01%	5,419	4.00%	6,774	5.00%
As of December 31, 2005
Total capital to risk weighted assets	$30,312	33.96%	$30,262	33.90%	$7,141	8.00%	$8,926	10.00%
Tier 1 capital to risk weighted assets	29,292	32.81%	29,242	32.76%	3,571	4.00%	5,356	6.00%
Tier 1 capital to average assets	29,292	35.38%	29,242	35.32%	3,312	4.00%	4,140	5.00%

15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for SNBV’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Statement of Financial Accounting Statement (“SFAS”) No. 107, “Disclosures about Fair Value of Financial Instruments,” excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Southern.

CASH AND CASH EQUIVALENTS

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

For investment securities available for sale and held to maturity, fair value is determined by quoted market price. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

The fair value of performing loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSITS

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BORROWINGS

The carrying value of short-term borrowings is a reasonable estimate of fair value.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate fair value.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At June 30, 2006 and at December 31, 2005, the fair value of loan commitments and standby letters of credit was immaterial.

The carrying amounts and estimated fair values of SNBV’s financial instruments are as follows (in thousands):

	June 30, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Unaudited)
Financial assets:
Cash and cash equivalents	$1,794	$1,794	$1,663	$1,663
Securities available for sale	14,621	14,621	8,296	8,296
Securities held to maturity	31,472	30,923	31,698	31,562
Net loans	91,057	91,413	74,011	73,991
Accrued interest receivable	592	592	480	480

Financial liabilities:
Deposits:
Checking accounts	10,956	10,596	12,577	12,577
Money market and savings accounts	17,938	17,938	19,520	19,520
Certificates of deposit	75,514	74,920	45,166	45,025
Short-term borrowings	8,110	8,110	12,406	12,406
Accrued interest payable	392	392	186	186

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. PARENT COMPANY FINANCIAL INFORMATION

SNBV owns all of the outstanding shares of Sonabank. Summary financial statements of the parent company follow:

BALANCE SHEETS

(in thousands)

	As of
	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
Cash	$50	$50
Investment in subsidiary	32,536	32,263

Total assets	$32,586	$32,313

LIABILITIES AND STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Common stock	$35	$35
Surplus	34,537	34,537
Accumulated deficit	(1,935)	(2,256)
Accumulated other comprehensive loss	(51)	(3)

Total stockholders’ equity	32,586	32,313

Total liabilities and stockholders’ equity	$32,586	$32,313

STATEMENTS OF OPERATIONS

(in thousands)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Equity in undistributed income (loss) of subsidiary	$321	$(1,787)	$(2,256)

Net income (loss)	$321	$(1,787)	$(2,256)

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Operating activities:
Net income (loss)	$321	$(1,787)	$(2,256)
Adjustments to reconcile net income (loss) to net cash cash equivalents provided by operating activities:
Equity in undistributed net income (loss) of subsidiary	(321)	1,787	2,256

Net cash and cash equivalents provided by operating activities	—	—	—

Investing activities:
Investment in subsidiary	—	(33,579)	(34,522)

Net cash and cash equivalents used in investing activities	—	(33,579)	(34,522)

Financing activities:
Issuance of common stock	—	34,572	34,572

Net cash and cash equivalents provided by financing activities	—	34,572	34,572

Increase (decrease) in cash and cash equivalents	—	993	50
Cash and cash equivalents at beginning of period	50		—

Cash and cash equivalents at end of period	$50	$993	$50

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

1st Service Bank

McLean, Virginia

We have audited the accompanying balance sheets of 1st Service Bank as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Service Bank as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 15 that were applied to restate the December 31, 2005 and 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

/s/ Thompson, Greenspon & Co., P.C.

Fairfax, Virginia

September 5, 2006

1st SERVICE BANK

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
	(Restated)	(Restated)
ASSETS
Cash and due from banks	$2,864,989	$2,276,907
Federal funds sold	41,000	—
Loans held for sale	10,445,718	12,599,536
Other investments	1,823,100	899,400
Loans receivable	111,392,158	81,596,564
Allowance for possible loan losses	(835,479)	(607,710)

Net Loans	110,556,679	80,988,854

Bank premises and equipment, net	498,963	417,343
Accrued interest receivable	408,174	259,746
Mortgage servicing rights, net	811,099	325,593
Prepayments and other assets	1,049,617	261,651

Total Assets	$128,499,339	$98,029,530

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Demand deposits
Non-interest bearing	$12,867,029	$7,191,501
Interest bearing	3,025,115	2,576,688
Money market and savings	20,785,689	26,261,667
Time deposits	45,355,979	33,865,230

Total Deposits	82,033,812	69,895,086
Federal funds purchased	1,500,000	2,167,000
FHLB advances	35,500,000	17,000,000
Accrued interest payable	240,161	84,018
Other accrued expenses	797,565	652,876

Total Liabilities	120,071,538	89,798,980

Stockholders’ Equity
Preferred stock, $.01 par value, 5,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock, $.01 par value, 25,000,000 shares authorized: 857,460 shares issued and outstanding	8,575	8,575
Additional paid-in capital	8,566,025	8,566,025
Retained earnings (deficit)	(146,799)	(344,050)

Total Stockholders’ Equity	8,427,801	8,230,550

Total Liabilities and Stockholders’ Equity	$128,499,339	$98,029,530

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
	(Restated)	(Restated)
Interest Income
Interest and fees on loans	$6,225,269	$4,259,687
Interest on investment securities	62,959	24,156
Interest on Federal funds sold	5,574	31,082

Total Interest Income	6,293,802	4,314,925

Interest Expense
Interest on deposits	1,988,718	1,567,838
Interest on borrowed funds	969,252	56,045

Total Interest Expense	2,957,970	1,623,883

Net Interest Income	3,335,832	2,691,042
Provision for Possible Loan Losses	227,769	254,865

Net Interest Income after Provision for Possible Loan Losses	3,108,063	2,436,177

Other Income
Gain on sale of loans	83,991	47,566
Service charges and other income	180,584	59,684

Total Other Income	264,575	107,250

Operating Expenses
Officer and employee compensation and benefits	1,472,216	1,220,028
Occupancy and equipment expense	539,179	350,568
Data processing	189,864	171,525
Mortgage division expense	0	0
Other operating expenses	556,800	529,471

Total Operating Expenses	2,758,059	2,271,592

Income from Continuing Operations before Income Taxes	614,579	271,835
Provision for Income Taxes	—	—

Income from Continuing Operations	614,579	271,835
Discontinued Operations (Note 15)
(Loss) gain from operations of mortgage division	(417,328)	101,942
Income tax benefit (expense)	—	—

Net Income	$197,251	$373,777

Net Income Per Share, Basic and Diluted	$0.23	$0.44

Weighted Average Shares Outstanding, Basic and Diluted	857,460	857,460

The Notes to the Financial Statements are an integral part of these statement.

1st SERVICE BANK

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Total Stockholders’ Equity
	(Restated)
Balances, December 31, 2003	$8,575	$8,566,025	$(717,827)	$7,856,773
Net income	—	—	373,777	373,777

Balances, December 31, 2004	8,575	8,566,025	(344,050)	8,230,550
Net income	—	—	197,251	197,251

Balances, December 31, 2005	$8,575	$8,566,025	$(146,799)	$8,427,801

The Notes to Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
	(Restated)	(Restated)
Cash Flows from Operating Activities
Net income	$197,251	$373,777
Noncash items included in net income
Provision for possible loan losses	227,769	254,865
Depreciation and amortization	129,660	104,634
Loss on disposal of bank asset	—	772
(Increase) decrease in
Loans held for sale	2,153,818	(1,641,848)
Accrued interest receivable	(148,428)	(117,309)
Mortgage servicing rights	(485,506)	(325,593)
Prepaids and other assets	(787,966)	(56,114)
Increase (decrease) in
Accrued interest payable	156,143	(8,525)
Other accrued expenses	144,689	(21,526)

Net Cash Provided (Used) by Operating Activities	1,587,430	(1,436,867)

Cash Flows from Investing Activities
Federal funds sold, net	(41,000)	6,500,000
Loans made, net	(29,795,594)	(34,863,301)
Purchases of other investments	(923,700)	(260,001)
Acquisition of bank equipment	(210,780)	(84,335)
Proceeds from sale of asset	—	6,433

Net Cash Used by Investing Activities	(30,971,074)	(28,701,204)

Cash Flows from Financing Activities
Increase in deposits, net	12,138,726	10,954,831
Net (decrease) increase in Federal funds purchased	(667,000)	2,167,000
Proceeds from FHLB advances	18,500,000	17,000,000

Net Cash Provided by Financing Activities	29,971,726	30,121,831

Net Increase (Decrease) in Cash and Due from Banks	588,082	(16,240)
Cash and Due from Banks, beginning of year	2,276,907	2,293,147

Cash and Due from Banks, end of year	$2,864,989	$2,276,907

Supplemental Information
Cash paid during the year for interest	$2,801,827	$1,632,408

Cash paid during the year for income taxes	$—	$—

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of 1st Service Bank conform to generally accepted accounting principles and reflect practices of the banking industry. The policies are summarized below.

Nature of Operations

1st Service Bank (the Bank) is a Federal savings bank chartered under Section (5) of the Home Owner’s Loan Act. The Bank is subject to the rules and regulations of the Office of Thrift Supervision. The Bank provides banking services at its branch office in McLean, Virginia and mortgage division office in Annandale, Virginia. The Bank serves customers primarily in the Northern Virginia area.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

The determination of the adequacy of the allowance for possible loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

Loans and Loan Fees

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay off generally are stated at the principal amount outstanding, less the allowance for possible loan losses and net of deferred loan fees and unearned discounts. Interest on loans is generally computed using the simple interest method. Unearned discounts on loans are recognized as income over the term of the loan using a method that approximates the interest method.

Loan fees and related direct loan origination costs are deferred and amortized as a yield adjustment over the estimated average life of the loan using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on non-accrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent. In all cases, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level that, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations,

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Possible Loan Losses (continued)

trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for possible loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for possible loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for possible loan losses. Past due status is determined based on contractual terms.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Aggregate gains and fees on loans sold in 2005 and 2004 totaled $1,185,224 and $1,613,940, respectively.

Other Investments

Other investments consist of Federal Home Loan Bank stock, which is considered restricted investment securities, carried at cost, and are evaluated for impairment by management on an annual basis.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. Capitalized servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche. If the Bank later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mortgage Servicing Rights (continued)

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Bank Premises and Equipment

Fixed assets are presented at cost, net of accumulated depreciation. Fixed assets, consisting primarily of furniture and equipment, are depreciated over estimated useful lives of five to ten years using the straight-line method. Leasehold improvements are amortized over the shorter of the asset life or the lease period using the straight-line method.

Expenditures for maintenance, repairs and improvements that do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and the effect is reflected in earnings.

Income Taxes

The Bank utilizes an asset and liability approach to accounting for income taxes. The objective is to recognize the amount of income taxes payable or refundable in the current year based on the income tax return and the deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Bank’s financial statements or tax returns. Deferred income taxes are adjusted to reflect changes in tax laws or rates in the year of enactment.

Income per Common Share

The Bank has adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share (EPS) for entities with publicly held common stock. The standard requires presentation of two categories of earnings per share, basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Bank. The Bank does not have any contracts or options with a dilutive effect, therefore basic EPS and diluted EPS are equal.

Stock Compensation Plans

Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), whereby compensation cost is the excess, if any, of the quoted market price at the stock grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank’s stock option plan have no intrinsic value at the grant date, and under APB No. 25, no compensation cost is recognized for them. The Bank adopted the disclosure-only provisions of SFAS No. 123.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Compensation Plans (continued)

In December 2004, the FASB issued SFAS No. 123(R), Shared-Based Payment, which is a revision of SFAS No. 123, SFAS No. 123(R) is effective for annual periods beginning after December 15, 2005, supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Cash and Cash Equivalents

The Bank considers all cash and amounts due from depository institutions, excluding Federal funds sold, to be cash equivalents for purposes of the statements of cash flows.

The Bank is required by regulatory authorities to maintain a specific portion of its assets in the form of legal cash reserves, computed by applying prescribed percentages to its various types of deposits. When the Bank’s vault cash reserves and balances maintained at the Federal Reserve Bank are in excess of that required, it may lend the excess to other banks on a daily basis. The average balance required to be maintained at the Federal Reserve Bank was approximately $172,000 and $136,000 as of December 31, 2005 and 2004, respectively.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under line of credit arrangements and letters of credit. Such financial instruments are recorded when they are funded.

Rate Lock Commitments

The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. To minimize interest rate risk, it is the practice of the Bank to sell virtually all fixed rate second mortgage loans within 60 days of origination. At December 31, 2005, the effect on the Bank’s financial position was not material.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

2. LOANS RECEIVABLE

Loans receivable consist of the following at December 31:

	2005	2004
Residential real estate loans	$80,177,054	$60,264,725
Consumer loans	9,794,906	8,565,470
Small business loans	5,466,045	4,065,277
Construction and land acquisition loans	2,474,257	3,017,187
Commercial real estate loans	11,643,356	3,910,696
Multi-family residential	1,119,541	1,140,303
Deferred loan fees	(96,151)	(57,220)
Deferred loan costs	813,150	690,126

Subtotal	111,392,158	81,596,564
Allowance for possible loan losses	(835,479)	(607,710)

Net	$110,556,679	$80,988,854

An analysis of the allowance for possible loan losses is as follows at December 31:

	2005	2004
Balance beginning of period	$607,710	$352,887
Provision for possible loan losses	227,769	254,865
Loans charged-off	—	(42)

Totals	$835,479	$607,710

The Bank has entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amounts of loans to such related parties were $1,229,360 and $1,247,714 at December 31, 2005 and 2004, respectively. New loans made to such related parties amounted to $345,000 and $744,500 during 2005 and 2004, respectively. Payments made by such related parties amounted to $363,354 and $566,982 during 2005 and 2004, respectively.

3. MORTGAGE SERVICING RIGHTS

The Bank began retaining servicing on certain loan pool sales during 2004. Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of loans serviced for others was $70,869,240 and $39,123,720 at December 31, 2005 and 2004, respectively.

The fair value of these rights were $811,099 and $325,593 at December 31, 2005 and 2004, respectively. The fair value of servicing rights was determined using discount rates ranging from 12 to 14 percent, prepayment speeds (PSA) ranging from 190 to 370 percent, depending upon the stratification of the specific right, and a weighted average default rate of 0 percent.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

The following summarizes the activity in mortgage servicing rights for the years ended December 31:

	2005	2004
Balance at beginning of year	$325,593	$—
Mortgage servicing rights capitalized	565,763	357,093
Mortgage servicing rights amortized	(80,257)	(31,500)
Provision for loss in fair value	—	—

Balance at end of year	$811,099	$325,593

4. BANK PREMISES AND EQUIPMENT

Bank premises and equipment include the following at December 31:

	2005	2004
Furniture and equipment	$576,608	$523,516
Leasehold improvements	213,925	151,896
Software	156,412	78,297
Vehicles	28,013	10,468

Total Cost	974,958	764,177
Less: accumulated depreciation and amortization	(475,995)	(346,334)

Net	$498,963	$417,843

Depreciation and amortization expense was $129,660 and $104,634 for the years ended December 31, 2005 and 2004, respectively.

5. DEPOSITS

Time certificates of deposit in denominations of $100,000 or more, totaled $21,933,379 and $13,520,960 as of December 31, 2005 and 2004, respectively.

At December 31, 2005, the schedule of maturities of time deposits is as follows:

2006	$24,843,004
2007	16,668,937
2008	2,735,410
2009	963,237
2010	143,391

Total	$45,355,979

The Bank held related party deposits of approximately $11,003,134 and $3,909,928 at December 31, 2005 and 2004, respectively.

3. MORTGAGE SERVICING RIGHTS (continued)

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

6. BORROWINGS

The Bank had borrowings outstanding as follows:

December 31, 2005	Interest Rate	Maturity	Balance
Federal Funds Purchased	4.30% Variable Rate	Demand	$1,500,000
FHLB Advances	4.40% Variable Rate	June 6, 2006	35,500,000

			$37,000,000

December 31, 2004	Interest Rate	Maturity	Balance
Federal Funds Purchased	1.56% Variable Rate	Demand	$2,167,000
FHLB Advances	1.30% Variable Rate	September 14, 2005	17,000,000

			$19,167,000

The Bank has $5,500,000 of unsecured Federal fund lines of credit with various correspondent banks. The rate of interest charged fluctuates daily in response to market conditions.

Total mortgage loans pledged as available collateral for Federal Home Loan Bank (FHLB) advances were $79,627,587 and $58,821,987 at December 31, 2005 and 2004, respectively.

Interest expense on borrowed funds was $969,252 and $56,045 for the years ended December 31, 2005 and 2004, respectively.

7. REGULATORY MATTERS

The Bank is subject to various regulatory’ capital requirements administered by its primary Federal regulator, the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier 1 risk-based capital to risk-weighted assets (as defined in the regulations), Tier 1 capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined).

At December 31, 2005, based on regulatory capital ratios reported to the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank would have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank’s prompt corrective action category.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

7. REGULATORY MATTERS (continued)

	Actual		For Capital Adequacy Purposes *
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)		(dollars in thousands)
As of December 31, 2005
Total Risk-based Capital (to Risk-weighted Assets)	$9,263	11.87%	$—	8.00%
Tier 1 Risk-based Capital (to Risk-weighted Assets)	$8,428	10.80%	$—	4.00%
Tier 1 (Core) Capital (to Adjusted Total Assets)	$8,428	6.57%	$5,140	4.00%
Tangible Capital (to Adjusted Total Assets)	$8,428	6.57%	$1,927	1.50%

	Actual		For Capital Adequacy Purposes *
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)		(dollars in thousands)
As of December 31, 2004
Total Risk-based Capital (to Risk-weighted Assets)	$8,828	15.29%	$4,618	8.00%
Tier 1 Risk-based Capital (to Risk-weighted Assets)	$8,230	14.26%	$2,309	4.00%
Tier 1 (Core) Capital (to Adjusted Total Assets)	$8,230	8.42%	$3,911	4.00%
Tangible Capital (to Adjusted Total Assets)	$8,230	8.42%	$1,467	1.50%

*	For Capital Adequacy Purposes and to be Adequately Capitalized under the Prompt Corrective Action Provisions.

8. INCOME TAXES

Net deferred tax assets and liabilities consisted of the following components as of December 31:

	2005	2004
Deferral Source
Organizational expenses	$—	$61,000
Net operating loss	131,000	176,000
Unearned loan costs, net	(327,000)	(234,000)
Loan loss reserve	282,000	205,000
Depreciation	(46,000)	(90,000)

	40,000	118,000
Less: Valuation allowance	(40,000)	(118,000)

Net	$—	$—

Net operating loss carryforwards of approximately $385,000 at December 31, 2005, expire in 2022.

9. OPERATING LEASES AND LEASE OPTION AGREEMENT

In November 2000, the Bank entered into a lease agreement for its main office and branch facility in McLean, Virginia. The lease provides for a term of five years that expired on October 31, 2005. The lease contains an option to extend for five additional five-year periods. The first of these renewal options was exercised during 2005 extending the lease through October 31, 2010. Total base annual lease payments are

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

9. OPERATING LEASES AND LEASE OPTION AGREEMENT (continued)

approximately $215,000. Beginning with the first option period (years 6 - 10), the base annual lease payment will increase annually by the lessor of 3.5 percent or the average of the preceding 12 months Consumer Price Index (CPI). In addition to the base lease payments, the Bank is responsible for their portion of property taxes and building operating expenses, which are allocated on a square foot basis.

During 2001, the Bank entered into a lease agreement for its mortgage division in Annandale, Virginia. The lease term expired in June 2005 and was extended to June 30, 2007. Total base annual lease payments are approximately $103,000, increasing by a CPI adjustment of not less than two percent or more than five percent annually.

In July 2005, the Bank entered into a lease agreement for a branch facility located in Fairfax, Virginia. The agreement provides for a term of 120 months, ending August 31, 2015. Total base annual lease monthly payments are $11,784 for the first year, increasing three percent per annum, thereafter. In addition to the base lease payments, the Bank is responsible for their portion of property taxes and building operating expenses, which are allocated on a square foot basis.

In October 2005, the Bank entered into a lease agreement for a branch facility located in Reston, Virginia. The agreement provides for a term of 120 months, ending November 30, 2015. Total base annual lease payments are $75,000 for the first year, increasing three percent per annum, thereafter.

Rent expense was $432,735 and $341,093 for the years ended December 31, 2005 and 2004, respectively.

The following are the minimum lease payments:

Years ending December 31:
2006	$537,500
2007	499,843
2008	462,647
2009	477,682
2010	450,741
2011 and thereafter	1,262,801

Total	$3,691,214

10. RELATED PARTY TRANSACTIONS

The Bank paid $19,009 during 2005 and $16,488 during 2004 to the law firm of a director and stockholder of the Bank who serves as legal counsel for the Bank.

11. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT

In the normal course of business, the Bank incurs certain contingent liabilities that are not reflected in the accompanying financial statements. Commitments under unfunded loan and standby letters of credit commitments approximated $17,755,000 and $22,290,000 as of December 31, 2005 and 2004, respectively. The Bank does not anticipate any material losses as a result of these commitments.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

11. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT (continued)

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties.

The concentrations of credit by type of loan are set forth in Note 2. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank does not extend credit to any single borrower or group of related borrowers in excess of their legal limit.

Loans Sold with Recourse

Loans sold with recourse totaling $6,787,000 and $6,654,000 at December 31, 2005 and 2004, respectively, represent off-balance-sheet risk in the normal course of business. At December 31, 2005 and 2004, a liability for credit losses applicable to loans sold with recourse has not been established as management feels that future losses are unlikely.

12. DEFINED CONTRIBUTION PLAN

The Bank adopted a Defined Contribution Plan that authorizes a maximum voluntary salary deferral of up to 25 percent of compensation. Employees are eligible to participate after one month of employment. The Bank reserves the right to make annual discretionary contributions to the accounts of eligible employees. Employer contributions were $29,554 and $0 for the years ended December 31, 2005 and 2004, respectively.

13. RESTRICTIONS ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

14. STOCK OPTION PLAN

On January 12, 2001, the Bank and its stockholders adopted a Stock Option Plan (the Plan). The total number of shares of common stock granted under the Plan may not exceed 83,121 shares. This is ten percent of the number of shares of common stock issued by the Bank in connection with its initial public offering, less 2,500 shares that were granted by the Bank to organizers in connection with its initial public offering who are not directors or officers of the Bank. The Plan is to be administered by a committee of the Board of Directors of the Bank, which has the authority to grant shares to key employees, officers and directors. All stock options must be granted within ten years of the effective date of the Plan. Under the Plan, the option price of the shares must be granted at not less than the fair market value on the date of grant and the option terms may not exceed ten years.

	Number of Shares	Option Price Per Share
Outstanding, December 31, 2003	75,750	$10 - 11
Grants	—	—
Exercised	—	—

Outstanding, December 31, 2004	75,750	10-11
Grants	—	—
Exercised	—	—
Forfeited	3,000	10

Outstanding, December 31, 2005	72,750	$10 - 11

The vesting period of the outstanding options is as follows:

Vested and exercisable	72,250
2006	500

72,750

Compensation costs under SFAS No. 123 are recognized when the options are vested and exercisable. There were no pro forma compensation costs for options in 2005 and 2004.

15. DISCONTINUED OPERATIONS

As part of continuing efforts to improve earnings, management decided to close the mortgage division of the Bank in April 2006. The Bank will make charges to income in the second quarter of 2006, with all costs to be incurred by the third quarter. The charges are principally comprised of severance payments to employees, losses on disposal of assets, and termination agreements with vendors.

The Bank’s statements of operations have been restated for all periods presented to reflect the discontinuance of the above described operations.

1st SERVICE BANK

BALANCE SHEETS

	As of
	June 30, 2006	December 31, 2005
	(unaudited)	(Restated)
ASSETS
Cash and due from banks	$2,786,632	$2,864,989
Federal funds sold	13,000	41,000
Loans held for sale	1,212,408	10,445,718
Other investments	891,624	1,823,100

Loans receivable	117,439,769	111,392,158
Allowance for possible loan losses	(899,393)	(835,479)

Net Loans	116,540,376	110,556,679

Bank premises and equipment, net	704,813	498,963
Accrued interest receivable	473,711	408,174
Mortgage servicing rights, net	764,849	811,099
Prepayments and other assets	1,022,541	1,049,617

Total Assets	$124,409,954	$128,499,339

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Demand deposits
Non-interest bearing	$13,653,650	$12,867,029
Interest bearing	4,227,063	3,025,115
Money market and savings	29,474,626	20,785,689
Time deposits	54,127,704	45,355,979

Total Deposits	101,483,043	82,033,812
Federal funds purchased	—	1,500,000
FHLB advances	14,000,000	35,500,000
Accrued interest payable	335,955	240,161
Other accrued expenses	957,198	797,565

Total Liabilities	116,776,196	120,071,538

Stockholders’ Equity
Preferred stock, $.01 par value, 5,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock, $.01 par value, 25,000,000 shares authorized: 868,460 issued and outstanding at June 30, 2006; 857,460 shares issued and outstanding at December 31, 2005	8,685	8,575
Additional paid-in capital	8,686,915	8,566,025
Retained earnings (deficit)	(1,061,842)	(146,799)

Total Stockholders’ Equity	7,633,758	8,427,801

Total Liabilities and Stockholders’ Equity	$124,409,954	$128,499,339

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Interest Income
Interest and fees on loans	$3,909,647	$2,828,002
Interest on investment securities	47,430	26,934
Interest on Federal funds sold	3,578	562

Total Interest Income	3,960,655	2,855,498

Interest Expense
Interest on deposits	1,497,264	861,578
Interest on borrowed funds	696,803	336,689

Total Interest Expense	2,194,067	1,198,267

Net Interest Income	1,766,588	1,657,231
Provision for Possible Loan Losses	63,914	141,673

Net Interest Income after Provision for Possible Loan Losses	1,702,674	1,515,558

Other Income
Gain on sale of loans	—	—
Service charges and other income	34,366	72,541

Total Other Income	34,366	72,541

Operating Expenses
Officer and employee compensation and benefits	809,430	668,785
Occupancy and equipment expense	351,533	241,556
Data processing	103,826	90,425
Other operating expenses	702,440	207,146

Total Operating Expenses	1,967,229	1,207,912

Income (Loss) from Continuing Operations before Income Taxes	(230,189)	380,187
Provision for Income Taxes	—	—

Income (Loss) from Continuing Operations	(230,189)	380,187
Discontinued Operations (Note 2)
Loss from operations of mortgage division	(684,854)	(77,155)
Income tax benefit	—	—

Net Income	$(915,043)	$303,032

Net Income Per Share, Basic and Diluted	$(1.05)	$0.35

Weighted Average Shares Outstanding, Basic and Diluted	868,460	857,460

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2006

AND YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Total Stockholders’ Equity
Balances, December 31, 2004 (restated)*	8,575	8,566,025	(344,050)	8,230,550
Net income	—	—	197,251	197,251

Balances, December 31, 2005 (restated)*	8,575	8,566,025	(146,799)	8,427,801
Stock options exercised	110	120,890	—	121,000
Net loss	—	—	(915,043)	(915,043)

Balances, June 30, 2006	8,685	8,686,915	(1,061,842)	7,633,758

*	December 31, 2004 and 2005 have been restated (see Note 2).

The Notes to Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$(915,043)	$303,032
Noncash items included in net income
Provision for possible loan losses	63,914	141,673
Depreciation and amortization	52,652	58,405
(Increase) decrease in
Loans held for sale	9,233,310	(2,652,406)
Accrued interest receivable	(65,537)	(106,911)
Mortgage servicing rights	46,250	(246,682)
Prepaids and other assets	27,076	(527,940)
Increase (decrease) in
Accrued interest payable	95,794	77,481
Other accrued expenses	159,633	(43,082)

Net Cash Provided (Used) by Operating Activities	8,698,049	(2,996,430)

Cash Flows from Investing Activities
Federal funds sold, net	28,000	(11,000)
Loans made, net	(6,047,611)	(20,904,578)
Purchases of other investments	—	(271,200)
Proceeds from paydowns of other investments	931,476	—
Acquisition of bank equipment	(258,502)	(121,371)

Net Cash Used by Investing Activities	(5,346,637)	(21,308,149)

Cash Flows from Financing Activities
Increase in deposits, net	19,449,231	20,601,885
Net (decrease) increase in Federal funds purchased	(1,500,000)	2,167,000
Proceeds from FHLB advances, net	(21,500,000)	2,000,000
Proceeds from issuance of stock options	121,000	—

Net Cash (Used) Provided by Financing Activities	(3,429,769)	24,768,885

Net Increase (Decrease) in Cash and Due from Banks	(78,357)	464,306

Cash and Due from Banks, beginning of year	2,864,989	2,276,907

Cash and Due from Banks, end of year	$2,786,632	$2,741,213

Supplemental Information
Cash paid during the year for interest	$2,098,273	$1,120,876

Cash paid during the year for income taxes	$—	$—

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying financial statements should be read in conjunction with the audited financial statements of 1st Service Bank at and for the years ended December 31, 2005 and 2004. The financial statements at and for the six months ended June 30, 2006 and 2005 are unaudited but in management’s view reflect all adjustments (none of which were other than normal recurring accruals) necessary for a fair presentation for such periods have been included.

2. MORTGAGE DIVISION

As part of continuing efforts to improve earnings, management decided to close the mortgage division of the Bank in April 2006. The charges in the 2nd quarter of 2006 were comprised principally of severance payments to employees, losses on disposal of assets, and termination agreements with vendors.

The Bank’s financial statements have been restated for the year ended December 31, 2005 and prior periods to reflect the discontinuance of the above described operations.

ANNEX I

AGREEMENT AND PLAN OF MERGER

among

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

SONABANK, NATIONAL ASSOCIATION

and

1st SERVICE BANK

DATED AS OF JULY 10, 2006

I

I-i

I-ii

I-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 10, 2006 (as amended, supplemented, restated or otherwise modified from time to time, this “Agreement”), is entered into by and among Southern National Bancorp of Virginia, Inc. (“SNBV”), a Virginia corporation, Sonabank, National Association, a national bank and a wholly-owned subsidiary of SNBV (“Sonabank”), and 1st Service Bank (“1st Service”), a federally-chartered savings bank.

RECITALS

WHEREAS, the respective Boards of Directors of each of 1st Service, SNBV and Sonabank have determined that it is in the best interests of their respective companies and shareholders to consummate the business combination transaction provided for herein, in which 1st Service will, subject to the terms and conditions set forth herein, merge with and into Sonabank (the “Merger”); and

WHEREAS, as a material inducement to SNBV to enter into this Agreement, and simultaneously with the execution of this Agreement, each director of 1st Service is entering into an agreement pursuant to which each such person has agreed, among other things, to vote his or her shares of 1st Service Common Stock (as defined herein) in favor of this Agreement (a “Shareholder Agreement”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions provided for herein and also to prescribe certain conditions to the consummation of such transactions;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows.

ARTICLE I

CERTAIN DEFINITIONS

1.1. Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“1st Service” has the meaning set forth in the preamble to this Agreement.

“1st Service Benefit Plans” has the meaning set forth in Section 4.11(a).

“1st Service Board” means the Board of Directors of 1st Service.

“1st Service Bylaws” means the Federal Stock Bylaws of 1st Service, as amended as of the date hereof.

“1st Service Charter” means the Federal Stock Charter of 1st Service, as amended as of the date hereof.

“1st Service Common Stock” means the common stock, $0.01 par value per share, of 1st Service.

“1st Service Contract” has the meaning set forth in Section 4.14(a).

“1st Service Disclosure Schedule” has the meaning set forth in the first paragraph of Article IV.

“1st Service Financial Statements” has the meaning set forth in Section 4.6(a).

“1st Service Loans” has the meaning set forth in Section 4.25(a).

“1st Service Preferred Stock” means the preferred stock, $0.01 par value per share, of 1st Service.

“1st Service Recommendation” has the meaning set forth in Section 7.3(a).

“1st Service Regulatory Agreement” has the meaning set forth in Section 4.15.

“1st Service Required Vote” has the meaning set forth in Section 4.3(a).

“1st Service Shareholders Meeting” has the meaning set forth in Section 7.3(a).

“1st Service Stock” means the 1st Service Common Stock and the 1st Service Preferred Stock.

“1st Service Stock Options” means options to acquire shares of 1st Service Common Stock granted under the 1st Service Stock Plan.

“1st Service Stock Plan” means the 1st Service 2001 Stock Option Plan, as amended as of the date hereof.

1st Service Supplemental Required Vote” has the meaning set forth in Section 7.3(c).

“Acquisition Proposal” means any proposal or offer by any Person or group of Persons with respect to any of the following: (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution or other similar transaction involving 1st Service or any Subsidiary of 1st Service whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of 1st Service; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (including for this purpose the outstanding capital stock of any Subsidiary of 1st Service and the capital stock of any entity surviving any merger or business combination involving any Subsidiary of 1st Service) and/or liabilities that constitute 10% or more of the net revenues, net income or assets of 1st Service and its Subsidiaries taken as a whole in a single transaction or series of transactions; or (iii) any purchase or other acquisition or tender offer or exchange offer that if consummated would result in such Person(s) beneficially owning 10% or more of the outstanding shares of the common stock of 1st Service or any Subsidiary of 1st Service whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of 1st Service, in each case other than (x) the transactions contemplated by this Agreement and (y) any transaction referred to in clause (i) or (ii) involving only 1st Service and one or more of its Subsidiaries, or involving two or more of its Subsidiaries, provided that any such transaction is not entered into in violation of the terms of this Agreement.

“Agreement” has the meaning set forth in the first paragraph of this document.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BDO” means BDO Seidman, LLP.

“BHC Act” means the Bank Holding Company Act of 1956, as amended, and the rules and regulations thereunder.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Virginia are authorized or obligated to close.

“Certificates” has the meaning set forth in Section 3.4(a).

“Change in 1st Service Recommendation” has the meaning set forth in Section 7.3(a).

“Closing” and “Closing Date” have the meanings set forth in Section 2.2(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement between 1st Service and SNBV, dated as of February 17, 2006.

“Continuing Employees” has the meaning set forth in Section 7.10(a).

“CRA” means the Community Reinvestment Act of 1977, as amended, and the rules and regulations thereunder.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Dissenting Shares” has the meaning set forth in Section 3.3.

“Effective Time” has the meaning set forth in Section 2.2(a).

“Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to (i) the protection or restoration of the environment, health, safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance, as well as any common law standards relating to environmental protection, human health or safety.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended, and the rules and regulations thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.4(a).

“Exchange Fund” has the meaning set forth in Section 3.4(b).

“Exchange Ratio” has the meaning set forth in Section 3.1(a)(iii).

“Fair Housing Act” means the Fair Housing Act, as amended, and the rules and regulations thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” means any substance that is (i) listed, classified or regulated pursuant to any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (iii) any other substance which is the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act of 1975, as amended, and the rules and regulations thereunder.

“Indemnified Party” has the meaning set forth in Section 7.6(a).

“Insurance Amount” has the meaning set forth in Section 7.6(c).

“Intellectual Property” means all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and any applications therefore, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Party (including references to such Person being aware of a particular matter) means those facts that are known to a Party by the executive officers and directors of such Party, and includes any facts, matters or circumstances set forth in any written notice from any Governmental Authority received by that Party.

“Lien” means any lien, claim, charge, mortgage, pledge, security interest, restriction, encumbrance or security interest.

“Loans” means any loan, loan agreement, note or borrowing arrangement, including, without limitation, leases, credit enhancements, guarantees and similar interest-bearing assets, as well as commitments to extend any of the same.

“Material Adverse Effect” means, with respect to a Party, (A) a material adverse effect on the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole or (B) a material adverse effect on such Party’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the referenced Party the cause of which is (i) any change after the date of this Agreement in (x) laws, rules or regulations of general applicability or published interpretations thereof by courts or governmental authorities, (y) GAAP or (z) regulatory accounting requirements, in any such case applicable to banks, savings institutions or their holding companies generally and not specifically relating to a Party, (ii) the announcement of this Agreement or any action or omission of any Party or any Subsidiary thereof required under this Agreement or taken or omitted to be taken with the express written permission of the other Party or Parties, (iii) any changes after the date of this Agreement in general economic or capital market conditions affecting banks, savings institutions or their holding companies generally or (iv) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to any Party or its Subsidiaries.

“Merger” has the meaning ascribed thereto in the recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Milestone Advisors” means Milestone Advisors, L.L.C., the financial advisor to 1st Service.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“OCC” means the Office of the Comptroller of the Currency.

“Option Spread Amount” has the meaning set forth in Section 3.5(b).

“OREO” means other real estate owned.

“OTS” means the Office of Thrift Supervision.

“Party” means any of 1st Service, SNBV or Sonabank, and “Parties” shall mean one or more of 1st Service, SNBV or Sonabank, as the context shall require.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Proxy Statement/Prospectus” has the meaning set forth in Section 7.1(a).

“Registration Statement” has the meaning set forth in Section 7.1(a).

“Requisite Regulatory Approvals” has the meaning set forth in Section 8.1(b).

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests or which provide payments or benefits measured by the value of its capital stock.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Shareholder Agreement” has the meaning ascribed to such term in the recitals to this Agreement.

“SNBV” has the meaning set forth in the preamble to this Agreement.

“SNBV Articles” means the Articles of Incorporation of SNBV, as amended.

“SNBV Benefit Plans” has the meaning set forth in Section 5.11(a).

“SNBV Board” means the Board of Directors of SNBV.

“SNBV Bylaws” means the Bylaws of SNBV, as amended.

“SNBV Common Stock” means the common stock, par value $0.01 per share, of SNBV.

“SNBV Disclosure Schedule” has the meaning set forth at the beginning of Article V.

“SNBV Preferred Stock” means the preferred stock, par value $0.01 per share, of SNBV.

“SNBV Financial Statements” has the meaning set forth in Section 5.6(a).

“SNBV Regulatory Agreement” has the meaning set forth for in Section 5.14.

“SNBV Stock Compensation Plan” means SNBV’s 2004 Stock Option Plan.

“Sonabank” has the meaning set forth in the preamble to this Agreement.

“Sonabank Loans” has the meaning set forth in Section 5.20(a).

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other entity of which (i) such Person or a subsidiary of such Person is a general partner or (ii) at least a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Superior Proposal” means, with respect to 1st Service, a bona fide written Acquisition Proposal which the 1st Service Board concludes in good faith to be more favorable to the shareholders of 1st Service, from a financial point of view, than the Merger and the other transactions contemplated by this Agreement after (i) receiving the advice of its financial advisor, (ii) taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in this Article I, except that the reference to “10% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving voting securities of 1st Service or all or substantially all of the consolidated assets of 1st Service and its Subsidiaries.

“Surviving Institution” has the meaning set forth in Section 2.1(a).

“Taxes” means all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or non-U. S. taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.

“Tax Returns” means any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Termination Fee” has the meaning set forth in Section 9.2(b).

“TG” means Thomson, Greenspon & Co., P.C.

“Treasury Stock” means all shares of 1st Service Stock that are (i) owned directly by 1st Service as treasury stock or (ii) owned directly by SNBV, other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Voting Debt” means any bond, debenture, note or other indebtedness which has the right to vote on any matter on which a Person’s shareholders may vote.

ARTICLE II

THE MERGER

Section 2.1. The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, 1st Service shall merge with and into Sonabank pursuant to the Bank Merger Act (12 U.S.C. § 1828 (c)), 12 C.F.R. Sections 552.13 and 563.22 of the OTS regulations and 12 C.F.R. Section 5.33 of the OCC regulations. As a result of the Merger, the separate corporate existence of 1st Service shall cease and Sonabank shall survive and continue to exist as a national bank incorporated under the National Bank Act (12 U.S.C. Section 21 et. seq.) (Sonabank as the surviving institution in the Merger, sometimes being referred to herein as the “Surviving Institution”).

(b) The name of the Surviving Institution shall be “Sonabank, National Association.”

(c) The Articles of Association of Sonabank as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Institution until amended in accordance with its terms. The bylaws of Sonabank as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Institution until amended in accordance with its terms.

(d) The directors of the Surviving Institution immediately after the Merger shall be the directors of Sonabank immediately prior to the Effective Time, each of whom shall serve until such time as their successors are duly elected and qualified.

(e) The main office of the Surviving Institution shall be the main office of Sonabank immediately prior to the Effective Time. The main office of 1st Service and all branch offices of 1st Service and Sonabank which are in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Institution upon consummation of the Merger, subject to the opening or closing of any offices of Sonabank which may be authorized by Sonabank and/or applicable regulatory authorities after the Effective Date.

(f) At the Effective Time, the Surviving Institution shall have (i) as provided in its Articles of Association, the authority to issue 45,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, and (ii) shareholders’ equity equal to the combined shareholders’ equity of Sonabank and 1st Service, which amounted to $32.3 million and $8.4 million, respectively, at December 31, 2005, subject to adjustment for the results of operations of these entities between January 1, 2006 and the Effective Time and adjustments which may be required in connection with the Surviving Institution recording of the Merger under accounting principles generally accepted in the United States (“GAAP”).

(g) At the Effective Time, the effects of the Merger shall be as provided under law and applicable regulation, including 12 U.S.C. Section 215a. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time: (A) all rights, franchises and interests of 1st Service in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Institution by virtue of the Merger without any deed or other transfer, and the Surviving Institution, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by 1st Service immediately prior to the Effective Time; and (B) the Surviving Institution shall be liable for all liabilities of 1st Service, known or unknown and fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on the property of 1st Service shall be preserved unimpaired.

(h) It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a)(2)(D) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

(i) If, at any time after the Effective Time, the Surviving Institution shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Institution its right, title or interest in, to or under any of the rights, properties or assets of 1st Service acquired or to be acquired by the Surviving Institution as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, 1st Service, and its proper officers and directors, shall be deemed to have granted to the directors and executive officers of the Surviving Institution an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Institution and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Institution are fully authorized in the name of the Surviving Institution or otherwise to take any and all such action, provided that any such action shall not adversely affect the 1st Service shareholders existing as of the Effective Time.

Section 2.2. Effective Date and Effective Time; Closing.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the Parties shall consummate the Merger on (i) a date selected by Sonabank after such satisfaction or waiver which is no later than the later of (A) five Business Days following such satisfaction or waiver and (B) the first month end following such satisfaction or waiver or (ii) such other date to which Sonabank and 1st Service may mutually agree in writing. The Merger shall become effective upon the issuance of a certification of merger by the OCC or such later time as may be specified therein (the “Effective Time”).

(b) A closing (the “Closing”) shall take place prior to the Effective Time at 10:00 a.m., Eastern Time, at the offices of Sonabank, or at such other place, at such other time, or on such other date as the Parties may mutually agree upon (such date, the “Closing Date”). At the Closing, there shall be delivered to the Parties the opinions, certificates and other documents required to be delivered under Article VIII hereof.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

Section 3.1. Effect on Capital Stock.

(a) At the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(i)	each share of Sonabank Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger;

(ii)	each share of 1st Service Common Stock held as Treasury Stock immediately prior to the Effective Time shall be cancelled and retired at the Effective Time and no consideration shall be issued in exchange therefor; and

(iii)	subject to Sections 3.2 and 3.3, each outstanding share of 1st Service Common Stock shall be converted into and cancelled in exchange for the right to receive (i) .76092 of a share of SNBV Common Stock (the “Exchange Ratio”) and (ii) $5.26 in cash.

The consideration provided for in Section 3.1(a)(iii), as well as the consideration referred to in Section 3.2, is referred to collectively herein as the “Merger Consideration.”

(b) The Exchange Ratio shall be subject to appropriate adjustments in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding SNBV Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in SNBV’s capitalization.

Section 3.2. No Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, neither certificates nor scrip for fractional shares of SNBV Common Stock shall be issued in the Merger. Each holder of 1st Service Common Stock who otherwise would have been entitled to a fraction of a share of SNBV Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of 1st Service Common Stock owned by such holder at the Effective Time) by $12.50. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

Section 3.3 Dissenting Shares. Each outstanding share of 1st Service Common Stock the holder of which has perfected his or her right to dissent from the Merger under the Section 552.14 of the OTS regulations and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into, or represent a right to receive, the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by such regulation. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Dissenting Shares held by such holder shall thereupon be treated as though such Dissenting Shares had been converted into the right to receive the Merger Consideration to which such holder would be entitled pursuant to this Article III. 1st Service shall give SNBV prompt notice upon receipt by 1st Service of any such written demands for payment of the fair value of shares of 1st Service Common Stock and of withdrawals of such demands and any other instruments provided pursuant to Section 552.14 of the OTS regulations. Any payments made in respect of Dissenting Shares shall be made by SNBV.

Section 3.4. Exchange Procedures.

(a) SNVB shall appoint an agent, who shall be reasonably acceptable to 1st Service (the “Exchange Agent”), for the purpose of exchanging certificates that immediately prior to the Effective Time evidenced shares of 1st Service Common Stock (the “Certificates”) for the Merger Consideration.

(b) Immediately prior to the Effective Time, for the benefit of the holders of Certificates, (i) SNBV shall deliver to the Exchange Agent evidence of the number of shares of SNBV Common Stock issuable pursuant to Section 3.1(a)(iii) and (ii) SNBV shall deliver, or cause Sonabank to deliver, to the Exchange Agent an amount of cash sufficient to make all payments pursuant to Sections 3.1(a)(iii) and 3.2, in exchange for Certificates representing outstanding shares of 1st Service Common Stock in accordance with this Article III (such cash and evidence of shares of SNBV Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest such deposited cash as directed by SNBV, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $500 million. Any net profit resulting from, or interest or income produced by, such investments will be payable to SNBV or Sonabank, as directed by SNBV. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of SNBV Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(c) As soon as reasonably practicable (but in no event later than five Business Days) after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of 1st Service Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Article III. Upon a holder’s proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, such holder shall be entitled to receive in exchange therefor (1) a stock certificate representing the number of shares of SNBV Common Stock to which such holder shall have become entitled to receive pursuant to Section 3.1(a)(iii) and (2) a check representing the amount of cash to which such holder shall have become entitled to receive pursuant to Section 3.1(a)(iii), plus any amount payable in lieu of any fractional share of SNBV Common Stock pursuant to Section 3.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.4(c), each Certificate (other than Certificates representing Treasury Stock and any Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in this Article III and, if applicable, any unpaid dividends and distributions on any SNBV Common Stock included therein as provided in paragraph (d) of this Section 3.4. No interest shall be paid or accrued on any cash constituting Merger Consideration (including any cash in lieu of fractional shares) and any unpaid dividends and distributions, if any, payable to holders of Certificates.

(d) No dividends or other distributions with respect to SNBV Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate entitled to receive SNBV Common Stock hereunder until the holder thereof shall surrender such Certificate in accordance with this Section 3.4. After the surrender of a Certificate in accordance with this Section 3.4, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to any such shares of SNBV Common Stock represented by such Certificate.

(e) If payment of the Merger Consideration is to be made to a Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate form of assignment separate from the Certificate) and otherwise in proper form for transfer, and the Person requesting such payment shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the payment of the Merger Consideration to a Person other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(f) At and after the Effective Time, the stock transfer books of 1st Service shall be closed and there shall be no transfers on the stock transfer books of 1st Service of the shares of 1st Service Common Stock which were issued and outstanding immediately prior to the Effective Time. At the Effective Time, holders of 1st Service Common Stock shall cease to be, and shall have no rights as, shareholders of 1st Service other than to receive the Merger Consideration provided under this Article III. On or after the Effective Time, any Certificates presented to SNBV or the Exchange Agent for transfer shall be cancelled and exchanged for the Merger Consideration or as otherwise provided in Section 3.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of 1st Service for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to SNBV. Any shareholders of 1st Service who have not theretofore complied with Section 3.4(c) shall thereafter look only to SNBV for the Merger Consideration deliverable in respect of each share of 1st Service Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of 1st Service Common Stock are not surrendered or the payment for them is not claimed prior to the date on which the applicable Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of SNBV (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. SNBV and the Exchange Agent shall be entitled to rely upon the stock transfer books of 1st Service to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, SNBV and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h) SNBV (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of 1st Service Common Stock such amounts as SNBV or the Exchange Act are required to deduct and withhold under applicable law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of 1st Service Common Stock in respect of which such deduction and withholding was made by SNBV or the Exchange Agent.

(i) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit reasonably acceptable to SNBV and the Exchange Agent of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by SNBV, the posting by such Person of a bond in such amount as SNBV may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 3.5. Treatment of 1st Service Stock Options.

(a) At the Effective Time, each 1st Service Stock Option, whether or not vested or exercisable, shall be terminated and the holder thereof shall be entitled to receive from SNBV within five Business Days of the Effective Time, the following:

(i)	the number of shares of SNBV Common Stock (rounded down to the nearest whole share) determined by dividing (x) the product of the Option Spread Amount and .65, by (y) 12.50; and

(ii)	an amount of cash equal to the sum of (x) the product of the Option Spread Amount and .35 and (y) the cash value of any fractional share interest resulting from the calculation set forth in clause (i), determined in the manner set forth in Section 3.2, less applicable tax withholding.

(b) For purposes of this Agreement the term “Option Spread Amount” means, with respect to a 1st Service Stock Option, the amount determined by multiplying (i) the excess, if any, of $14.77 (the value of the Merger Consideration, based on a $12.50 assumed value of a share of SNBV Common Stock) over the applicable per share exercise price of that option, by (ii) the number of shares of 1st Service Common Stock that the holder could have purchased (assuming full vesting of that option) had that holder exercised that option immediately before the Effective Time.

(c) Subject to the terms of Section 3.5(a), the 1st Service Stock Plan and all 1st Service Stock Options issued thereunder shall terminate at the Effective Time. Prior to the Effective Time, 1st Service shall take such actions as may be necessary to give effect to the transactions contemplated by this Section 3.5, including, without limitation, the provision of any notices to holders of 1st Service Stock Options as may be provided for in the 1st Service Stock Plan and the adoption of any necessary amendments to such plan. 1st Service also shall use its reasonable best efforts to obtain the written acknowledgement of each holder of a then-outstanding 1st Service Stock Option with respect to the termination of such 1st Service Stock Option and the payment therefor in accordance with the terms of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF 1st SERVICE

At least one day prior to the execution and delivery of this Agreement, 1st Service has delivered to SNBV a schedule (the “1st Service Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of 1st Service’s representations or warranties contained in this Article IV, or to one of 1st Service’s covenants contained in Article VI. Except as set forth in the corresponding section of the 1st Service Disclosure Schedule, 1st Service hereby represents and warrants to SNBV and Sonabank as follows:

Section 4.1. Corporate Organization.

(a) 1st Service is a savings bank which is duly organized and validly existing under the laws of the United States. 1st Service has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. 1st Service is duly licensed or qualified to do business and is in good standing in each jurisdiction (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service. The deposit accounts of 1st Service are insured by the FDIC to the maximum extent provided by applicable law, and 1st Service has paid all deposit insurance premiums and assessments required by applicable laws and regulations.

(b) The copies of the 1st Service Charter and Bylaws that previously have been made available by 1st Service to SNBV are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) Each Subsidiary of 1st Service (i) is duly organized and validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service and (iii) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. The certificate of incorporation, bylaws and similar organizational documents of each Subsidiary of 1st Service, copies of which have been made available to SNBV, are true, complete and correct as of the date of this Agreement.

Section 4.2. Capitalization.

(a) At the date of this Agreement, the authorized capital stock of 1st Service consists of 25,000,000 shares of 1st Service Common Stock and 5,000,000 shares of 1st Service Preferred Stock. At the date of this Agreement, there were 868,460 shares of 1st Service Common Stock issued and outstanding, no shares of 1st Service Preferred Stock outstanding and no shares of 1st Service Common Stock held in 1st Service’s treasury. As of the date hereof, no shares of 1st Service Stock were reserved for issuance, except for an aggregate of no more than 61,750 shares of 1st Service Common Stock reserved for issuance upon the exercise of outstanding 1st Service Stock Options granted pursuant to the 1st Service Stock Plan. All of the issued and outstanding shares of 1st Service Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth above in this Section 4.2(a), there are no Rights authorized, issued or outstanding with respect to the capital stock or any other equity security of 1st Service. No Subsidiary of 1st Service owns any shares of 1st Service Common Stock (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted).

(b) Section 4.2(b) of the 1st Service Disclosure Schedule contains a list setting forth as of the date of this Agreement all outstanding 1st Service Stock Options, the names of the optionees, the date each such option was granted, the number of shares subject to each such option, the expiration date of each such option, any vesting schedule with respect to an option which is not yet fully vested, and the price at which each such option may be exercised.

(c) Section 4.2(c) of the 1st Service Disclosure Schedule lists the name, jurisdiction of incorporation, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of 1st Service. 1st Service owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of 1st Service’s Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Neither 1st Service nor any Subsidiary thereof has or is bound by any Right with respect to the capital stock or any other equity security of any Subsidiary of 1st Service.

(d) Except for (i) 1st Service’s ownership in its Subsidiaries set forth in Section 4.2(c) of the 1st Service Disclosure Schedule, (ii) securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers and (iii) securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, neither 1st Service nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e) Neither 1st Service nor any 1st Service Subsidiary has any Voting Debt outstanding.

Section 4.3. Authority; No Violation.

(a) 1st Service has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the approval of this Agreement by the affirmative vote of two-thirds of the outstanding 1st Service Common Stock at the 1st Service Shareholders Meeting (the “1st Service Required Vote”), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby have been duly and validly approved by all requisite corporate and, subject to obtainment of the 1st Service Required Vote, shareholder action of 1st Service, and no other corporate or shareholder proceedings on the part of 1st Service are necessary pursuant to the 1st Service Charter, 1st Service Bylaws, the regulations of the OTS or otherwise to approve this Agreement or to perform and consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by 1st Service and (assuming due authorization, execution and delivery by the other Parties) constitutes a valid and binding obligation of 1st Service, enforceable against 1st Service in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by 1st Service nor the performance and consummation by 1st Service of the transactions contemplated hereby, nor compliance by 1st Service with any of the terms or provisions hereof, will (i) violate any provision of the 1st Service Charter, 1st Service Bylaws or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to 1st Service, any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of 1st Service or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which 1st Service or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, will not have and would not reasonably be expected to have a Material Adverse Effect on 1st Service.

Section 4.4. Consents and Approvals. Except for (i) the 1st Service Required Vote and, if applicable, the 1st Service Supplemental Required Vote, (ii) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, the OCC under the National Bank Act and the OTS under Section 563.22 of the OTS Regulations and approval of such applications and notices and the expiration of all required waiting periods; (iii) the filing with the SEC in definitive form of the Proxy Statement/Prospectus, and the filing with, and declaration of effectiveness by, the SEC of the Registration Statement, and any related filings or approvals under applicable state securities or blue sky laws, (iv) the consents and approvals set forth in Section 4.4 of the 1st Service Disclosure Schedule (if any) and (v) the consents and approvals of third parties which are not Governmental Entities, the failure of which to be obtained will not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on 1st Service, no consents or approvals of, or filings or registrations with, any Governmental Entity, domestic or foreign, or with any other third party are necessary in connection with (A) the execution, delivery and performance by 1st Service of this Agreement and (B) the consummation by 1st Service of the Merger. As of the date of this Agreement, 1st Service knows of no reason relating to it why all regulatory approvals from any Governmental Entity required to consummate the transactions contemplated hereby should not be obtained on a timely basis without the imposition of a condition or restriction of the type referred to in Section 8.2(c).

Section 4.5. Governmental Reports.

(a) Neither 1st Service nor any of 1st Service’s Subsidiaries is required to file periodic reports with the SEC or the OTS pursuant to Section 13 or 15(d) of the Exchange Act.

(b) 1st Service and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of 1st Service and its Subsidiaries, no Governmental Entity has initiated any proceeding or, to the Knowledge of 1st Service, threatened an investigation into the business or operations of 1st Service or any of its Subsidiaries since December 31, 2000. There is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, notice, application, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, 1st Service or any of its Subsidiaries.

Section 4.6. Financial Statements; Undisclosed Liabilities; Internal Controls.

(a) 1st Service has previously made available to SNBV copies of (i) the balance sheets of 1st Service at December 31, 2003, 2004 and 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, in each case accompanied by the audit reports of TG, independent auditors with respect to 1st Service, and (ii) the unaudited balance sheet of 1st Service at May 31, 2006 and the related unaudited statements of operations for the five months then ended (the “1st Service Financial Statements”). The 1st Service financial statements (including any related notes thereto) were, and the financial statements of 1st Service to be delivered pursuant to Section 7.8 will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present or will fairly present, as applicable, in all material respects, the consolidated financial position of 1st Service and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of 1st Service and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements (including those required by Governmental Entities) and reflect only actual transactions. TG has not resigned or been dismissed as independent auditors of 1st Service as a result of or in connection with any disagreements with 1st Service on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in accordance with GAAP in the consolidated financial statements of 1st Service for the year ended December 31, 2005 or (ii) liabilities incurred since December 31, 2005 in the ordinary course of business, neither 1st Service nor any of its Subsidiaries has incurred any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), and, to 1st Service’s Knowledge, there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability other than pursuant to or as contemplated by this Agreement.

(c) 1st Service has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that (i) transactions are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of 1st Service and to maintain accountability for 1st Service’s assets; (iii) access to 1st Service’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of 1st Service’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

Section 4.7. Broker’s Fees. Except for Milestone Advisors, neither 1st Service nor any 1st Service Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any of the other transactions contemplated by this Agreement. A true, complete and correct copy of the agreement with Milestone Advisors relating to any such fees has previously been furnished to SNBV.

Section 4.8. Absence of Certain Changes or Events. Since December 31, 2005, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on 1st Service, and prior to the date hereof, neither 1st Service nor any of its Subsidiaries has (i) effected or authorized any adjustment, split, combination or reclassification of any of its capital stock, or redeemed, purchased or otherwise acquired, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or stock appreciation rights (except pursuant to the exercise of stock options); (ii) declared, set aside or paid any dividend; (iii) sold, licensed, leased, encumbered, mortgaged, transferred, assigned or otherwise disposed of any of its material assets, properties or other rights or agreements other than in the ordinary course of business consistent with past practice; (iv) increased the compensation or fringe benefits of any present or former director or officer of 1st Service or its Subsidiaries (except for increases in salary or wages of nonexecutive officers or employees in the ordinary course of business consistent with past practice), or granted any severance or termination pay to any present or former director, officer or employee of 1st Service or its Subsidiaries except in connection with terminations of employment of non-officer employees in the ordinary course of business consistent with past practice; (v) amended or terminated any 1st Service Benefit Plan; (vi) made any material change in its policies and practices with respect to (x) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (y) hedging its Loan positions or commitments; (vii) made any changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required by GAAP or the Code; (viii) made or changed any material Tax election or settled or compromised any material Tax liability of 1st Service or any of its Subsidiaries; or (ix) agreed to, or made any commitment to, take any of the foregoing actions.

Section 4.9. Legal Proceedings.

(a) Neither 1st Service nor any of its Subsidiaries is a party to any, and there are no pending or, to 1st Service’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against 1st Service or any of its Subsidiaries (including under or in respect of the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act or any other fair lending law or other law relating to discriminatory banking practices or the Bank Secrecy Act) or challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b) There is no injunction, order, judgment, decree or regulatory restriction specifically imposed upon 1st Service, any of its Subsidiaries or the assets of 1st Service or any of its Subsidiaries that has had, or would reasonably be expected to have, a Material Adverse Effect on 1st Service.

Section 4.10. Taxes.

(a) Each of 1st Service and its Subsidiaries has (i) duly and timely filed (including pursuant to any extension of the filing deadline) all Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or made adequate provision in the 1st Service Financial Statements (in accordance with GAAP) for all Taxes, whether or not shown as due on such Tax Returns. To the Knowledge of 1st Service, no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against or with respect to any Taxes due by or Tax Returns of 1st Service or any of its Subsidiaries, except for any such deficiencies that have been fully reflected or reserved for in the 1st Service Financial Statements. There are no Liens for Taxes upon the assets of either 1st Service or any of its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings or for which adequate reserves in accordance with GAAP have been provided in the 1st Service Financial Statements.

(b) Neither 1st Service nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is 1st Service) filing a consolidated tax return or (ii) has any material liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(c) None of 1st Service or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than with each other.

(d) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to 1st Service or any of its Subsidiaries.

(e) None of 1st Service or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f) All Taxes required to be withheld, collected or deposited by or with respect to 1st Service and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(g) Neither 1st Service nor any of its Subsidiaries has granted any currently-effective waiver of any U.S. federal, state, local or non-U.S. statute of limitations with respect to, or any currently-effective extension of a period for the assessment of, any Tax.

(h) Neither 1st Service nor any of its Subsidiaries has filed a consent to the application of Section 341(f) of the Code for tax years beginning before December 31, 2005.

(i) 1st Service is not aware of any fact or circumstances that could reasonably be expected to prevent the Merger from qualifying as a tax-free reorganization within the meaning of Section 368(a)(2)(D) of the Code.

Section 4.11. Employees; Employee Benefit Plans.

(a) Section 4.11(a) of the 1st Service Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of ERISA, including multiemployer plans within the meaning of ERISA Section 3(37)), stock purchase, stock option, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise) under which any current or former employee, director or independent contractor of 1st Service or any of its Subsidiaries has any present or future right to benefits and under which 1st Service or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “1st Service Benefit Plans.”

(b) With respect to each 1st Service Benefit Plan, 1st Service has delivered to SNBV a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description provided by 1st Service or any of its Subsidiaries to their employees concerning the extent of the benefits provided under a 1st Service Benefit Plan; and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service, (i) each of the 1st Service Benefit Plans has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each 1st Service Benefit Plan which is intended to be qualified within the meaning of Code Section 401(a) has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification; (iii) no “reportable event” (as such term is defined in ERISA Section 4043), “prohibited transaction” (as such term is defined in ERISA Section 406 and Code Section 4975) or “accumulated funding deficiency” (as such term is defined in ERISA section 302 and Code Section 412 (whether or not waived)) has occurred with respect to any 1st Service Benefit Plan; (iv) no 1st Service Benefit Plan provides retiree welfare benefits and neither 1st Service nor any of its Subsidiaries have any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code; and (v) neither 1st Service nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(d) None of the 1st Service Benefit Plans is a multiemployer plan (within the meaning of ERISA Section 4001(a)(3)), and none of 1st Service, its Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) With respect to any 1st Service Benefit Plan, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of 1st Service or any of its Subsidiaries, threatened, (ii) no written communication has been received from the PBGC in respect of any 1st Service Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein and (iii) to the knowledge of 1st Service, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or other governmental agencies are pending, in progress (including any routine requests for information from the PBGC) or threatened.

(f) No 1st Service Benefit Plan exists that could result in the payment to any present or former employee, director or independent consultant of 1st Service or any of its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of 1st Service or any of its Subsidiaries as a result of the transactions contemplated by this Agreement. There is no contract, plan or arrangement (written or otherwise) covering any current or former employee or director of 1st Service or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 280G or 162(m) of the Code.

(g) In connection with the transactions contemplated by this Agreement or otherwise, no current or former employee or director of 1st Service or its Subsidiaries has the right to compel 1st Service or any of its Subsidiaries to fund (by reason of, or pursuant to, a grantor trust or any other funding mechanism) any benefit provided, or to be provided, to such employee or director.

(h) Neither 1st Service nor any 1st Service Subsidiary (i) has taken any action, or has failed to take any action, that has resulted or is likely to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a 1st Service Benefit Plan or (ii) has agreed to reimburse or indemnify any participant in a 1st Service Benefit Plan for any of the interest and the penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.

Section 4.12. Board Approval. On or prior to the date hereof, the 1st Service Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) determined that this Agreement and the Merger are fair to and in the best interests of 1st Service and its shareholders and declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) agreed to recommend that the shareholders of 1st Service approve this Agreement at the 1st Service Shareholders Meeting, subject to the terms of this Agreement.

Section 4.13. Compliance With Applicable Law.

(a) Each of 1st Service and its Subsidiaries is in compliance with, and is not in violation of, its respective charter or articles of incorporation and bylaws or equivalent constituent documents. 1st Service and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties and assets under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to 1st Service or any of its Subsidiaries (including, without limitation, to the extent applicable, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act or any other fair lending law or other law relating to discriminatory banking practices and the Bank Secrecy Act), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or violation would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on 1st Service, and neither 1st Service nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on 1st Service. 1st Service is in compliance with the CRA and received a CRA rating of not less than “satisfactory” from the OTS in its most recently completed exam.

(b) 1st Service and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the documents governing such accounts, applicable state and federal law and regulation and common law, except where the failure to so administer such accounts would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service. None of 1st Service, any of its Subsidiaries, or any director, officer or employee of 1st Service or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service, and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 4.14. Certain Contracts.

(a) Except as set forth in Section 4.14 of the 1st Service Disclosure Schedule, neither 1st Service nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement, (ii) which relates to the incurrence of indebtedness (other than deposit liabilities, advances and loans from the Federal Home Loan Bank and sales of securities subject to repurchase, in each case incurred in the ordinary course of business) by 1st Service or any of its Subsidiaries in the principal amount of $25,000 or more, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (iii) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of 1st Service and its Subsidiaries, (iv) which provides for material payments to be made by 1st Service or any of its Subsidiaries upon a change in control thereof, (v) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice and involving the payment of more than $10,000 per annum, (vi) which limits the freedom of 1st Service or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or (vii) which involved payments by, or to, 1st Service or any of its Subsidiaries in 2006 of more than $25,000 or which could reasonably be expected to involve payments during 2006 of more than $25,000 (other than pursuant to Loans originated or purchased by 1st Service and its Subsidiaries in the ordinary course of business consistent with past practice). Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) is set forth in Section 4.14(a) of the 1st Service Disclosure Schedule and is referred to herein as a “1st Service Contract.”

(b) Each 1st Service Contract is valid and binding on 1st Service or its applicable Subsidiary and in full force and effect, and, to the Knowledge of 1st Service, is valid and binding on the other parties thereto, except as may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally. 1st Service and each of its Subsidiaries and, to the Knowledge of 1st Service, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each 1st Service Contract. No event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of 1st Service or any of its Subsidiaries or, to the Knowledge of 1st Service, any other party thereto, under any such 1st Service Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on 1st Service.

(c) Section 4.14(c) of the 1st Service Disclosure Schedule contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract or plan with or which covers any present or former director, officer or employee of 1st Service or any of its Subsidiaries who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any 1st Service Benefit Plans or 1st Service Contract (other than a tax-qualified plan) for each such person, specifying the assumptions in such schedule.

Section 4.15. Agreements With Regulatory Agencies. Neither 1st Service nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of, any Governmental Entity (each, a “1st Service Regulatory Agreement”) that currently restricts or by its terms will in the future restrict the conduct of its business or relates to its capital adequacy, its credit or risk management policies, its asset quality, its dividend policies, its management or its business, nor has 1st Service or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any 1st Service Regulatory Agreement.

Section 4.16. 1st Service Information. The information relating to 1st Service to be provided by 1st Service for inclusion in the Proxy Statement/Prospectus, the Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or in any other document filed with any Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 4.17. Title to Property.

(a) 1st Service and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, or such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures material to the business, operations or financial condition of 1st Service and its Subsidiaries are in good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on 1st Service.

(b) 1st Service and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on 1st Service.

(c) All leases of real property and all other leases material to 1st Service and its Subsidiaries under which 1st Service or a Subsidiary, as lessee, leases personal property are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by 1st Service or such Subsidiary or, to the Knowledge of 1st Service, any other party thereto, or any event which with notice or lapse of time would constitute such a default, and, in the case of leased premises, 1st Service or such Subsidiary quietly enjoys the premises provided for in such lease, except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on 1st Service.

Section 4.18. Insurance. 1st Service and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as in the reasonable opinion of 1st Service constitute reasonably adequate coverage against all risks customarily insured against by federal stock savings banks and their subsidiaries of comparable size and operations to 1st Service and its Subsidiaries. Section 4.18 of the 1st Service Disclosure Schedule contains a true and complete list and a brief description (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of 1st Service and its Subsidiaries (other than insurance policies under which 1st Service or any Subsidiary thereof is named as a loss payee, insured or additional insured as a result of its position as a secured lender on specific loans and mortgage insurance policies on specific loans or pools of loans). 1st Service and its Subsidiaries are in material compliance with their insurance policies and are not in default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except as set forth in Section 4.18 of the 1st Service Disclosure Schedule, 1st Service Benefit Plans which are funded with insurance (as identified in such schedule) and policies insuring against potential liabilities of officers, directors and employees of 1st Service and its Subsidiaries, 1st Service or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

Section 4.19. Environmental Liability. There are no known legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on 1st Service or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of 1st Service, threatened against 1st Service or any of its Subsidiaries, which liability or obligation would have or would reasonably be expected to have a Material Adverse Effect on 1st Service. To the Knowledge of 1st Service, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have or would reasonably be expected to have a Material Adverse Effect on 1st Service. To the Knowledge of 1st Service, during or prior to the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries’ participation in the management of any property or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of any Hazardous Substance in, on, under or affecting any such property which would reasonably be expected to have a Material Adverse Effect on 1st Service. Neither 1st Service nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law that would have or would reasonably be expected to have a Material Adverse Effect on 1st Service.

Section 4.20. Opinion of Financial Advisor. 1st Service has received the opinion of Milestone Advisors, dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair to the shareholders of 1st Service from a financial point of view.

Section 4.21. Patents, Trademarks, Etc. 1st Service and each of its Subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all proprietary rights, including all trademarks, trade names, service marks, copyrights and Internet domain names, that are material to the conduct of their existing businesses. Neither 1st Service nor any of its Subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any trademarks, service marks or trade names which it claims to own. Neither 1st Service nor any of its Subsidiaries has received any communications alleging that any of them has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other Person.

Section 4.22. Labor Matters. Neither 1st Service nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is 1st Service or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the United States National Labor Relations Act) or seeking to compel 1st Service or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any labor strike, slowdown or work stoppage or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to 1st Service’s Knowledge, threatened against 1st Service or any of its Subsidiaries, nor is 1st Service aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 4.23. Derivative Instruments and Transactions.

(a) Except as would not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service, (i) all Derivative Transactions whether entered into for the account of 1st Service or any of its Subsidiaries or for the account of a customer of 1st Service or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of 1st Service or one of its Subsidiaries and, to the Knowledge of 1st Service, each of the counterparties thereto, and are enforceable in accordance with their terms, and are in full force and effect, (ii) 1st Service or its Subsidiaries and, to the Knowledge of 1st Service, the counterparties thereto, have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and (iii) to 1st Service’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b) At May 31, 2006, no Derivative Transaction, were it to be a Loan (as hereinafter defined) held by 1st Service or any of its Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import. The financial position of 1st Service and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of 1st Service and such Subsidiaries in accordance with GAAP consistently applied.

Section 4.24. Investment Companies and Investment Advisers.

(a) Neither 1st Service nor any of its Subsidiaries is an “investment company” as defined under the Investment Company Act.

(b) None of 1st Service, any Subsidiary of 1st Service or any division of 1st Service Bank is required to register as an “investment adviser” with the SEC under the Investment Advisers Act or with any Governmental Entity under any state law or regulation.

Section 4.25. Loan Matters.

(a) Each outstanding Loan (including Loans held for resale to investors) held by 1st Service or its Subsidiaries (the “1st Service Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant 1st Service Loan files are being maintained, in all material respects in accordance with the relevant loan documents, 1st Service’s underwriting standards (and, in the case of 1st Service Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on 1st Service.

(b) Each 1st Service Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to 1st Service’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as would not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on 1st Service, the loan documents with respect to each 1st Service Loan were in compliance with applicable laws and regulations at the time of origination or purchase by 1st Service or its Subsidiaries and are complete and correct.

(c) (i) Section 4.25(c) of the 1st Service Disclosure Schedule sets forth a list of all Loans at May 31, 2006 by 1st Service and its Subsidiaries to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O promulgated by the Federal Reserve Board (12 CFR Part 215)) of 1st Service or any of its Subsidiaries; (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the Loan was made; and (iii) all such Loans are and were made in compliance with all applicable laws and regulations, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on 1st Service.

(d) Section 4.25(d) of the 1st Service Disclosure Schedule identifies (A) each 1st Service Loan that at May 31, 2006 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by 1st Service, any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such 1st Service Loan and the identity of the borrower thereunder, and (B) each asset of 1st Service or any of its Subsidiaries that as of March 31, 2006 was classified as OREO and the book value thereof as of such date, and there has been no material adverse changes in any such information between May 31, 2006 and the date hereof.

(e) None of the agreements pursuant to which 1st Service or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

Section 4.26. Antitakeover Provisions. 1st Service has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “control share acquisition,” “business combination moratorium,” “fair price,” “affiliate transaction,” “anti-greenmail” or other form of antitakeover statute or regulation of the OTS or any jurisdiction.

Section 4.27. Books and Records. The minute books of 1st Service and each of its Subsidiaries contain in all material respects true, complete and accurate records of all meetings and other corporate actions held or taken since 1st Service’s incorporation of their respective shareholders and boards of directors (including committees of their respective boards of directors).

Section 4.28. Disclosure. The representations and warranties contained in this Article IV, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SNBV

At least one day prior to the execution and delivery of this Agreement, SNBV has delivered to 1st Service a schedule (the “SNBV Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of SNBV’s representations or warranties contained in this Article V, or to one of SNBV’s covenants contained in Article VI. Except as set forth in the corresponding section of the SNBV Disclosure Schedule, SNBV hereby represents and warrants to 1st Service as follows:

Section 5.1. Corporate Organization.

(a) SNBV is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. SNBV is a bank holding company registered under the BHC Act. SNBV has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. SNBV is duly licensed or qualified to do business and is in good standing in each jurisdiction (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV.

(b) The copies of the SNBV Articles and SNBV Bylaws that have previously been made available to 1st Service are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) Each Subsidiary of SNBV (i) is duly organized and validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV and (iii) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar organizational documents of each Subsidiary of SNBV, copies of which have been made available to 1st Service, are true, complete and correct as of the date of this Agreement.

(d) Sonabank is a national bank and is the only Subsidiary of SNBV that is a depository institution (as defined at 12 U.S.C. Section 1813(c)(1)). The deposit accounts of Sonabank are insured by the FDIC to the maximum extent provided by applicable law, and Sonabank has paid all deposit insurance premiums and assessments required by applicable laws and regulations.

Section 5.2. Capitalization.

(a) At the date of this Agreement, the authorized capital stock of SNBV consists of 45,000,000 shares of SNBV Common Stock and 5,000,000 shares of SNBV Preferred Stock. At March 31, 2006, there were 3,500,000 shares of SNBV Common Stock issued and outstanding, no shares of SNBV Preferred Stock outstanding and no shares of SNBV Common Stock held in SNBV’s treasury. As of the date of this Agreement, no shares of SNBV Stock were reserved for issuance, except (i) an aggregate of 164,750 shares of SNBV Common Stock reserved for issuance upon the exercise of stock options granted pursuant to the SNBV Stock Compensation Plan, and (ii) shares of SNBV Common Stock issuable in connection with the Merger pursuant to this Agreement. As of the date of this Agreement, except as set forth in the preceding sentence, there are no Rights authorized, issued or outstanding with respect to the capital stock or any other equity security of SNBV. All of the issued and outstanding shares of SNBV Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. At the Effective Time, the shares of SNBV Common Stock to be issued in the Merger will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. No Subsidiary of SNBV owns any shares of SNBV Common Stock (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted).

(b) Section 5.2(b) of the SNBV Disclosure Schedule lists the name, jurisdiction of incorporation, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of SNBV. SNBV owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of SNBV’s Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized, validly issued, fully paid, nonassessable (except, in the case of Sonabank, as provided in 12 U.S.C. Section 55) and free of preemptive rights. Neither SNBV nor any Subsidiary thereof has or is bound by any Right with respect to the capital stock or any other equity security of any Subsidiary of SNBV.

(c) As of the date hereof, neither SNBV nor any SNBV Subsidiary has any Voting Debt outstanding.

Section 5.3. Authority; No Violation.

(a) Each of SNBV and Sonabank has the requisite corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby have been duly and validly approved by all requisite corporate action of SNBV and Sonabank and no other corporate or shareholder proceedings on the part of SNBV or Sonabank (except for the consent of SNBV as the sole stockholder of Sonabank to approve the Agreement, the Merger and the transactions contemplated thereby) are necessary pursuant to the SNBV Articles, the SNBV Bylaws, Sonabank’s Articles of Association or Bylaws, the Bank Merger Act or otherwise to approve and adopt this Agreement or to perform and consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SNBV and Sonabank and (assuming due authorization, execution and delivery by the other Parties) constitutes the valid and binding obligation of SNBV and Sonabank, enforceable against SNBV and Sonabank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by SNBV or Sonabank nor the performance and consummation by SNBV or Sonabank of the transactions contemplated hereby, nor compliance by SNBV or Sonabank with any of the terms or provisions hereof, will (i) violate any provision of the SNBV Articles, SNBV Bylaws, Sonabank’s Articles of Association or Bylaws or any of the similar governing documents of any of SNBV’s Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SNBV or Sonabank, any of SNBV’s Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SNBV or Sonabank or any of SNBV’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SNBV, Sonabank or any of SNBV’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, will not have and would not reasonably be expected to have a Material Adverse Effect on SNBV.

Section 5.4. Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, the OCC under the National Bank Act and the OTS under Section 563.22 of the Regulations of the OTS and approval of such applications and notices and the expiration of all required waiting periods; (ii) the filing with the SEC in definitive form of the Proxy Statement/Prospectus, and the filing with, and declaration of effectiveness by, the SEC of the Registration Statement, and any related filings or approvals under applicable state securities or blue sky laws, (iii) the consents and approvals set forth in Section 5.4 of the SNBV Disclosure Schedule (if any) and (iv) the consents and approvals of third parties which are not Governmental Entities, the failure of which to be obtained will not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on SNBV, no consents or approvals of, or filings or registrations with, any Governmental Entity, domestic or foreign, or with any other third party are necessary in connection with (A) the execution, delivery and performance by SNBV and Sonabank of this Agreement and (B) the consummation by SNBV and Sonabank of the Merger and the other transactions contemplated hereby. As of the date of this Agreement, SNBV knows of no reason relating to it why all regulatory approvals from any Governmental Entity required to consummate the transactions contemplated hereby should not be obtained on a timely basis without the imposition of a condition or restriction of the type referred to in Section 8.2(c).

Section 5.5. Governmental Reports.

(a) As of the date hereof, neither SNBV nor Sonabank is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) SNBV and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since inception on April 14, 2005 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of SNBV or Sonabank and SNBV’s Subsidiaries, no Governmental Entity has initiated any proceeding or, to the Knowledge of SNBV, threatened an investigation into the business or operations of SNBV or Sonabank or any of SNBV’s Subsidiaries since inception on April 14, 2005. There is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, notice, application, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, SNBV, Sonabank or any of SNBV’s Subsidiaries.

Section 5.6. Financial Statements; Undisclosed Liabilities; Internal Controls.

(a) SNBV has previously made available to 1st Service copies of (i) the balance sheet of SNBV at December 31, 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from inception at April 14, 2005 through December 31, 2005, accompanied by the audit report of BDO, independent auditors with respect to SNBV, and (ii) the unaudited balance sheet of SNBV at May 31, 2006 and the related unaudited statements of operations for the five months then ended (the “SNBV Financial Statements”). The SNBV financial statements (including any related notes thereto) were, and the financial statements of SNBV to be delivered pursuant to Section 7.8 will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present or will fairly present, as applicable, in all material respects, the consolidated financial position of SNBV and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of SNBV and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements (including those required by Governmental Entities) and reflect only actual transactions. BDO has not resigned or been dismissed as independent auditors of SNBV as a result of or in connection with any disagreements with SNBV on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of SNBV for the year ended December 31, 2005, or (ii) liabilities incurred since December 31, 2005 in the ordinary course of business, neither SNBV nor any of its Subsidiaries has incurred any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), and, to SNBV’s Knowledge, there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability other than pursuant to or as contemplated by this Agreement.

(c) SNBV and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP, including that (i) transactions are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of SNBV and to maintain accountability for SNBV’s assets; (iii) access to SNBV’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of SNBV’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

Section 5.7. Broker’s Fees. Except for FIG Partners, L.L.C., whose fees and expenses will be paid by SNBV, none of SNBV, Sonabank or any affiliate or Subsidiary of SNBV or any of their respective directors or officers has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any of the other transactions contemplated by this Agreement for which 1st Service, any of its Subsidiaries or any of their respective directors or officers would be liable.

Section 5.8. Absence of Certain Changes or Events. Since December 31, 2005, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SNBV.

Section 5.9. Legal Proceedings.

(a) Neither SNBV nor any of its Subsidiaries is a party to any, and there are no pending or, to SNBV’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against SNBV or any of its Subsidiaries (including under or in respect of the Sarbanes-Oxley Act, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act or any other fair lending law or other law relating to discriminatory banking practices or the Bank Secrecy Act) or challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b) There is no injunction, order, judgment, decree or regulatory restriction specifically imposed upon SNBV, Sonabank, any of SNBV’s Subsidiaries or the assets of SNBV, Sonabank or any of its Subsidiaries that has had, or would reasonably be expected to have, a Material Adverse Effect on SNBV.

Section 5.10. Taxes.

(a) Each of SNBV and its Subsidiaries has (i) duly and timely filed (including pursuant to any extension of the filing deadline) all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or made adequate provision in the SNBV Financial Statements (in accordance with GAAP) for all material Taxes, whether or not shown as due on such Tax Returns. To the Knowledge of SNBV, no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against or with respect to any Taxes due by or Tax Returns of SNBV or any of its Subsidiaries, except for any such deficiencies that have been fully reflected or reserved for in the SNBV Financial Statements. There are no Liens for Taxes upon the assets of either SNBV or any of its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings or for which adequate reserves in accordance with GAAP have been provided in the SNBV Financial Statements.

(b) SNBV is not aware of any fact or circumstances that could reasonably be expected to prevent the Merger from qualifying as a tax-free reorganization within the meaning of Section 368(a)(2)(D) of the Code.

Section 5.11. Employees; Employee Benefit Plans.

(a) Section 5.11(a) of the SNBV Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of ERISA, including multiemployer plans within the meaning of ERISA Section 3(37)), stock purchase, stock option, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise) under which any current or former employee, director or independent contractor of SNBV or any of its Subsidiaries has any present or future right to benefits and under which SNBV or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “SNBV Benefit Plans.”

(b) None of the SNBV Benefit Plans is a multiemployer plan (within the meaning of ERISA Section 4001(a)(3)), and none of SNBV, its Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV, (i) each of the SNBV Benefit Plans has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each SNBV Benefit Plan which is intended to be qualified within the meaning of Code Section 401(a) has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification; (iii) no “reportable event” (as such term is defined in ERISA Section 4043), “prohibited transaction” (as such term is defined in ERISA Section 406 and Code Section 4975) or “accumulated funding deficiency” (as such term is defined in ERISA section 302 and Code Section 412 (whether or not waived)) has occurred with respect to any SNBV Benefit Plan; (iv) no SNBV Benefit Plan provides retiree welfare benefits and neither SNBV nor any of its Subsidiaries have any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code; and (v) neither SNBV nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(d) With respect to any SNBV Benefit Plan, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of SNBV or any of its Subsidiaries, threatened, (ii) no written communication has been received from the PBGC in respect of any SNBV Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein and (iii) to the Knowledge of SNBV, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or other governmental agencies are pending, in progress (including any routine requests for information from the PBGC) or threatened.

Section 5.12. Board Approval. On or prior to the date hereof, the SNBV Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) determined that this Agreement and the Merger are fair to and in the best interests of SNBV and its shareholders and declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) approved this Agreement, the Merger and the other transactions contemplated hereby in SNBV’s capacity as the sole shareholder of Sonabank.

Section 5.13. Compliance With Applicable Law.

(a) Each of SNBV and its Subsidiaries is in compliance with, and is not in violation of, its respective articles of incorporation, articles of association and bylaws or equivalent constituent documents. SNBV and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties and assets under and pursuant to, and have complied with and are not in violation in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to SNBV, Sonabank or any of SNBV’s Subsidiaries (including, without limitation, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act or any other fair lending law or other law relating to discriminatory banking practices), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or violation would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on SNBV, and neither SNBV nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on SNBV. Sonabank is in compliance with the CRA and Sonabank received a CRA rating of not less than “satisfactory” from the OCC in its most recently completed exam.

(b) SNBV and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the documents governing such accounts, applicable state and federal law and regulation and common law, except where the failure to so administer such accounts would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV. None of SNBV, any of its Subsidiaries, or any director, officer or employee of SNBV or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV, and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 5.14. Agreements With Regulatory Agencies. Neither SNBV nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of, any Governmental Entity (each, a “SNBV Regulatory Agreement”) that currently restricts or by its terms will in the future restrict the conduct of its business or relates to its capital adequacy, its credit or risk management policies, its asset quality, its dividend policies, its management or its business, nor has SNBV or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any SNBV Regulatory Agreement.

Section 5.15. SNBV Information. The information relating to SNBV and its Subsidiaries to be provided by SNBV for inclusion in the Proxy Statement/Prospectus, the Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or in any other document filed with any Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement (except for such portions thereof as relate only to 1st Service or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

Section 5.16. Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on SNBV or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of SNBV, threatened against SNBV or any of its Subsidiaries, which liability or obligation would have or would reasonably be expected to have a Material Adverse Effect on SNBV. To the Knowledge of SNBV, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have or would reasonably be expected to have a Material Adverse Effect on SNBV. To the Knowledge of SNBV, during or prior to the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of any Hazardous Substance in, on, under or affecting any such property which would reasonably be expected to have a Material Adverse Effect on SNBV. Neither SNBV nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law that would have or would reasonably be expected to have a Material Adverse Effect on SNBV.

Section 5.17. Labor Matters. Neither SNBV nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is SNBV or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the United States National Labor Relations Act) or seeking to compel SNBV or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any labor strike, slowdown or work stoppage or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to SNBV’s Knowledge, threatened against SNBV or any of its Subsidiaries, nor is SNBV aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 5.18. Derivative Instruments and Transactions.

(a) Except as would not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on SNBV, (i) all Derivative Transactions whether entered into for the account of Sonabank or any of SNBV’s Subsidiaries or for the account of a customer of Sonabank or any of SNBV’s Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Sonabank or one of SNBV’s Subsidiaries and, to the Knowledge of SNBV, each of the counterparties thereto, and are enforceable in accordance with their terms, and are in full force and effect, (ii) Sonabank or SNBV’s Subsidiaries and, to the Knowledge of SNBV, the counterparties thereto, have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and (iii) to SNBV’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b) At May 31, 2006, no Derivative Transaction, were it to be a Loan (as hereinafter defined) held by Sonabank or any of SNBV’s Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import. The financial position of Sonabank and SNBV’s Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of SNBV and such Subsidiaries in accordance with GAAP consistently applied.

Section 5.19. Investment Companies. Neither SNBV nor any of its Subsidiaries is an “investment company” as defined under the Investment Company Act.

Section 5.20. Loan Matters.

(a) Each outstanding Loan (including Loans held for resale to investors) held by Sonabank or its Subsidiaries (the “Sonabank Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Sonabank Loan files are being maintained, in all material respects in accordance with the relevant loan documents, Sonabank’s underwriting standards (and, in the case of Sonabank Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SNBV.

(b) Each Sonabank Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to SNBV’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as would not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on Sonabank, the loan documents with respect to each Sonabank Loan were in compliance with applicable laws and regulations at the time of origination or purchase by Sonabank and are complete and correct.

(c) (i) At May 31, 2006, there were no loans by Sonabank to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O promulgated by the Federal Reserve Board (12 CFR Part 215)) of SNBV or any of its Subsidiaries; (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the Loan was made; and (iii) all such

Loans are and were made in compliance with all applicable laws and regulations, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SNBV.

(d) Section 5.20(d) of the SNBV Disclosure Schedule identifies (A) each Sonabank Loan that at May 31, 2006 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Sonabank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Sonabank Loan and the identity of the borrower thereunder, and (B) each asset of Sonabank that as of March 31, 2006 was classified as OREO and the book value thereof as of such date.

Section 5.21. Financing. At the Effective Time, SNBV will have sufficient funds to pay all cash amounts set forth in Sections 3.1, 3.2, 3.3, 3.4 and 3.5 hereof.

Section 5.22. Disclosure. The representations and warranties contained in this Article V, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article V not misleading.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1. Conduct of Business Prior to the Effective Time. Except as otherwise expressly contemplated or permitted by this Agreement or with the prior written consent of SNBV, during the period from the date of this Agreement to the Effective Time, 1st Service shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by Governmental Entities, preserve its advantageous business relationships with customers, vendors and others doing business with it and retain the services of its officers and key employees and (iii) take no action which would reasonably be expected to adversely affect the receipt of any approvals of any Governmental Entity required to consummate the transactions contemplated hereby or to consummate the transactions contemplated hereby or delay the receipt of such approvals subsequent to the date set forth in Section 9.1(c).

Section 6.2. 1st Service Forbearances. Except as set forth in Section 6.2 of the 1st Service Disclosure Schedule or as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, 1st Service shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SNBV:

(a) (i) adjust, split, combine or reclassify any capital stock; (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock; (iii) issue or commit to issue (A) any additional shares of capital stock, or any Rights with respect to shares of its capital stock, except pursuant to the exercise of 1st Service Stock Options outstanding as of the date hereof and disclosed in Section 4.2(c) of the 1st Service Disclosure Schedule, or (B) any Voting Debt;

(b) enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect, except as required by law or by policies imposed by a Governmental Entity;

(c) except in connection with the discontinuance of 1st Service Bank’s mortgage banking division, sell, license, lease, encumber, mortgage, transfer, assign or otherwise dispose of, or abandon or fail to maintain, any of its material assets, properties or other rights or agreements other than in the ordinary course of business, provided that in no event shall 1st Service or any of its Subsidiaries sell, license, lease, encumber, mortgage, transfer, assign or otherwise dispose of any Subsidiary, other business division, branch or other operating business without, in any such case, receiving the prior written consent of SNBV;

(d) make any acquisition of or investment in any other person, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business), by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any other individual, corporation, joint venture or other entity, other than a wholly-owned Subsidiary of 1st Service, except for (i) foreclosures, settlements in lieu of foreclosures, troubled debt or Loan restructurings and other similar acquisitions in connection with securing or collecting debts previously contracted in the ordinary course of business, (ii) purchases of investment securities in the ordinary course of business consistent with past practice and (iii) Loans originated or acquired as permitted by Section 6.2(k);

(e) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of any Person, except in the ordinary course of business consistent with past practice;

(f) create, renew, amend or terminate, fail to perform any obligations under, waive or release any rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any material contract, agreement or lease to which 1st Service or any of its Subsidiaries is a party or by which 1st Service or any of its Subsidiaries or their respective properties is bound, including any contract or agreement of the type described in Section 4.14(a)(vi), other than any of the foregoing arising in the ordinary course of business consistent with past practice;

(g) foreclose on or take a deed or title to any multi-family residential or commercial real estate without first conducting a Phase I environmental assessment of the property, or foreclose on or take a deed or title to any multi-family residential or commercial real estate if such environmental assessment indicates the presence of a Hazardous Substance;

(h) other than as required pursuant to existing agreements or as otherwise required by applicable law, (i) increase the compensation or fringe benefits of or pay any incentive or bonus payments to any present or former director, officer or employee of 1st Service or any of its Subsidiaries, except for (A) increases in salary or wages of non-executive officers or employees in the ordinary course of business consistent with past practice, provided that no such individual increase shall result in an annual adjustment of more than 3%, and further provided that no such individual increase, other than promotional increases in the ordinary course of business, may be effective earlier than January 1, 2007 in the case of any employee with a title of Vice President or above, and (B) an aggregate of $60,000 of bonuses which may be payable in discretion of the chief executive officer of 1st Service (i) to key employees who either are not offered a job with the Surviving Institution or who are offered such a job and decline, to incent them to remain in the employ of 1st Service Bank until the Effective Time, and (ii) in the manner set forth in Section 6.2(h) of the 1st Service Disclosure Schedule, provided that any such stay bonuses are not paid until immediately prior to the Effective Time; (ii) grant any severance or termination pay to any present or former director, officer or employee of 1st Service; (iii) establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a 1st Service Benefit Plan if it were in existence as of the date of this Agreement; (iv) amend or terminate any 1st Service Benefit Plan; (v) increase the funding obligation or contribution rate of any 1st Service Benefit Plan subject to Title IV of ERISA, except as required by GAAP or the terms of any such plan; or (vi) increase the size of the 1st Service Board;

(i) make any capital expenditures in excess of $25,000 in the aggregate, other than expenditures budgeted in the capital expenditure budget delivered to SNBV prior to the date of this Agreement;

(j) make application for the opening, relocation or closing of any, or open, relocate or close any, executive, administrative or branch office or loan production or servicing facility;

(k) except for Loans or commitments for Loans that have previously been approved by 1st Service prior to the date of this Agreement, make or acquire any Loan or issue a commitment for any Loan except for Loans and commitments that are made in the ordinary course of business consistent with past practice and which (i) have been approved by the chief executive officer of 1st Service and (ii) individually do not exceed a principal balance to one borrower or to a group of affiliated borrowers of $250,000 (it being agreed that any Loan or Loan commitment with a principal balance in excess of this amount may be pursued by 1st Service after it has provided SNBV with two Business Days notice thereof and the information relating thereto provided to the Board of Directors of 1st Service unless otherwise communicated by SNBV to 1st Service within such period);

(l) except as otherwise expressly permitted elsewhere in this Section 6.2, engage or participate in any material transaction or incur or sustain any material obligation or liability, in each case other than in the ordinary course of business consistent with past practice;

(m) except pursuant to agreements or arrangements in effect on the date hereof, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than in the ordinary course of business consistent with past practice and, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 6.2;

(n) pay, discharge, settle, compromise or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), including taking any action to settle or compromise any litigation, in each case, (i) relating to this Agreement or the transactions contemplated hereby or (ii) that requires the payment by 1st Service of an amount, individually or in the aggregate, in excess of $25,000, or if not requiring the payment of money, otherwise restricts the business of 1st Service or any of its Subsidiaries in any material respect, other than, in the case of matters covered by clause (ii), the payment, discharge, settlement, compromise or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, the most recent consolidated financial statements (or the notes thereto) or incurred since December 31, 2005 in the ordinary course of business consistent with past practice;

(o) amend its charter, bylaws or similar organizational documents or enter into a plan of consolidation, merger, share exchange, reorganization or complete or partial liquidation with any Person, or a letter of intent or agreement in principle with respect thereto;

(p) materially change its investment securities portfolio policy or the manner in which the portfolio is classified or reported; or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(q) except as may be required by law and applicable regulations, make any material change in its policies and practices with respect to Loans, including without limitation policies relating to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans;

(r) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Section 8.1 or 8.2 not being satisfied or in a Requisite Regulatory Approval not being obtained without imposition of a condition of the type referred to in Section 8.2(c), or in a material violation of any provision of this Agreement;

(s) make any changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under law, rule, regulation or GAAP, in each case as concurred in by 1st Service’s independent auditors;

(t) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;

(u) make or change any material Tax election (unless required by applicable law), file any material amended Tax Returns, settle or compromise any material Tax liability of 1st Service or any of its Subsidiaries or surrender any right to claim a material Tax refund, in each case other than in the ordinary course of business consistent with past practice (for purposes of this clause (u), material means $10,000 or more of Taxes); or

(v) agree to, or make any commitment to, take, or authorize or adopt any resolution of its board of directors in support of, any of the actions prohibited by this Section 6.2.

Section 6.3. SNBV Forbearances. Except as expressly contemplated or permitted by this Agreement or with the prior written consent of 1st Service, during the period from the date of this Agreement to the Effective Time, SNBV shall, and shall cause each of its Subsidiaries to, (i) use reasonable best efforts to maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by Governmental Entities, preserve its advantageous business relationships with customers, vendors and others doing business with it and retain the services of its officers and key employees, and (ii) take no action which would reasonably be expected to materially adversely affect the receipt of any approvals of any Governmental Entity required to consummate the transactions contemplated hereby or to consummate the transactions contemplated hereby or delay the receipt of such approvals subsequent to the date set forth in Section 9.1(c).

Without limiting the generality of the foregoing, and except as otherwise contemplated or permitted by this Agreement, or as required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, SNBV shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of 1st Service:

(a) amend, repeal or otherwise modify its articles of incorporation, bylaws or similar governing documents in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of 1st Service Common Stock;

(b) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock;

(c) except in satisfaction of debts previously contracted, make any material acquisition of, or investment in, assets or stock of any other Person;

(d) implement or adopt any change in its accounting methods, practices or policies, except as may be required by GAAP or regulatory accounting principles or applicable law, in each case as concurred in by SNBV’s independent public accountants;

(e) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Sections 8.1 and 8.3 not being satisfied or in a Requisite Regulatory Approval not being obtained without imposition of a condition of the type referred to in Section 8.2(c), or in a material violation of any provision of this Agreement; or

(f) agree to, or make any commitment to, take, or authorize or adopt any resolution of its board of directors in support of, any of the actions prohibited by this Section 6.3.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Regulatory Matters.

(a) SNBV agrees to prepare a registration statement on Form S-4 or other applicable form (as may be amended, the “Registration Statement”) to be filed by SNBV with the SEC in connection with the issuance of SNBV Common Stock in the Merger (including the prospectus of SNBV and the proxy statement and other proxy solicitation materials of 1st Service constituting a part thereof (as may be amended, the “Proxy Statement/Prospectus”) and all related documents). Provided that 1st Service has fulfilled its obligations under Section 7.1(d) in all material respects, SNBV agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement/Prospectus with the SEC as promptly as reasonably practicable. Each of SNBV and 1st Service agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. SNBV also agrees to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, 1st Service shall promptly mail the Proxy Statement/Prospectus to its shareholders. If at any time prior to the Effective Time any information relating to 1st Service, SNBV or their respective affiliates, officers or directors, should be discovered by 1st Service or SNBV which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of 1st Service.

(b) Each of 1st Service and SNBV shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities and other third parties which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Notwithstanding the foregoing, nothing contained herein shall be deemed to require SNBV to take any action, or commit to take any action, or agree to any conditions or restrictions, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or other third parties that would reasonably be expected to result in the imposition of a condition or restriction of the type referred to in Section 8.2(c).

(c) 1st Service and SNBV shall promptly inform each other of any material communication from, and shall give the other a reasonable opportunity to review in advance any material communication intended to be given by it to, any Governmental Entity regarding any of the transactions contemplated by this Agreement (other than any confidential portion thereof that relates solely to the party receiving such communication from or providing such communication to such Governmental Entity).

(d) Each of 1st Service and SNBV shall, upon request, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Registration Statement, the Proxy Statement/Prospectus or any other statement, filing, notice or application to be made by or on behalf of any Party or any of its Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. 1st Service further agrees to cooperate with SNBV and SNBV’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent registered public accounting firm in connection with the Registration Statement, the Proxy Statement/Prospectus and any other such statement, filing, notice or application.

Section 7.2. Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of 1st Service and SNBV shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of it and its Subsidiaries, and, during such period, 1st Service and SNBV shall, and shall cause its respective Subsidiaries to, make available to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state banking, mortgage lending, real estate or consumer finance or protection laws (other than reports or documents which it is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Neither 1st Service or any of its Subsidiaries nor SNBV or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule or regulation applicable to the institution in possession or control of such information. 1st Service and SNBV shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information furnished to SNBV by 1st Service and to 1st Service by SNBV pursuant to Section 7.2(a) or Section 7.8 shall be subject to, and each such party shall hold all such information in accordance with, the terms of the Confidentiality Agreement.

(c) No investigation by SNBV or 1st Service or its respective Representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of such party set forth herein.

Section 7.3. Shareholder Approvals.

(a) 1st Service shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders promptly after the Registration Statement is declared effective (the “1st Service Shareholders Meeting”) for the purpose of obtaining the 1st Service Required Vote and, subject to Section 7.3(b), shall take all lawful action to solicit the approval of this Agreement by such shareholders. The 1st Service Board shall recommend approval of this Agreement by the shareholders of 1st Service (the “1st Service Recommendation”) and shall not (x) withdraw, modify or qualify in any manner adverse to SNBV such recommendation or (y) take any other action or make any other public statement in connection with the 1st Service Shareholders Meeting inconsistent with such recommendation (collectively, a “Change in 1st Service Recommendation”), except as and to the extent expressly permitted by Section 7.3(b). Notwithstanding any Change in 1st Service Recommendation, this Agreement shall be submitted to the shareholders of 1st Service at the 1st Service Shareholders Meeting for the purpose of approving this Agreement and nothing contained in this Section 7.3 or Section 7.4 shall be deemed to relieve 1st Service of such obligation. In addition to the foregoing, 1st Service shall not submit to the vote of its shareholders at the 1st Service Shareholders Meeting any Acquisition Proposal other than the Merger, but shall submit to the vote of its shareholders the proposal contemplated by paragraph (d) of this Section 7.3.

(b) Notwithstanding the foregoing, prior to obtaining the Required 1st Service Vote, 1st Service and the 1st Service Board may effect a Change in 1st Service Recommendation if and only to the extent that:

(i)	1st Service has complied in all material respects with its obligations under Section 7.4,

(ii)	the 1st Service Board, after consultation with its outside counsel, determines in good faith that failure to take such action would result in a violation of its fiduciary duties under applicable law, and

(iii)

1st Service or the 1st Service Board (A) has received an unsolicited bona fide written Acquisition Proposal from a third party which the 1st Service Board concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by SNBV pursuant to clause

(C) below, (B) has notified SNBV, at least five Business Days in advance, of its intention to effect a Change in 1st Service Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to SNBV a copy of the relevant proposed transaction agreements, if such exist, with the Person making such Superior Proposal and (C) during the period of not less than five Business Days following 1st Service’s delivery of the notice referred to in clause (B) above and prior to effecting such a Change in 1st Service Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with SNBV in good faith (to the extent that SNBV desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

(c) In the event that the 1st Service Board effects a Change in 1st Service Recommendation, it shall, when it notifies the shareholders of 1st Service of such, disclose to such shareholders that this Agreement, in addition to the 1st Service Required Vote, must be approved by the holders of a majority of the outstanding shares of 1st Service Common Stock not held by the persons who are party to a Shareholder Agreement who vote, in person or by proxy, at the 1st Service Shareholders Meeting (the “1st Service Supplemental Required Vote”).

(d) In order to avoid the limitation set forth in Section 6(j) of the Employment Agreement, dated as of November 1, 2004, between Mr. Ernest L. Tressler, President and Chief Executive Officer of 1st Service (the “Executive”), and 1st Service (the “Employment Agreement”), which limits the severance payments which may be made to the Executive under the Employment Agreement to an amount which would not result in adverse tax consequences to 1st Service or the Executive under Section 280G of the Code, 1st Service shall request and recommend that 1st Service shareholders approve, at the 1st Service Shareholders Meeting, in addition to the proposal to approve this Agreement, a proposal to approve the payment or provision of all change-in-control severance benefits to the Executive that otherwise would be cut back by Section 6(j) of the Employment Agreement so that such benefits will be exempt from Section 280G and the regulations thereunder and may be paid or provided to the Executive without adverse tax consequences to 1st Service and the Executive. Such proposal shall be approved in the manner required by Section 280G and the regulations thereunder.

Section 7.4. Acquisition Proposals.

(a) 1st Service agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction that could reasonably be expected to lead to, an Acquisition Proposal, (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose or agree to do any of the foregoing. Notwithstanding the foregoing provisions of this Section 7.4(a), in the event that, prior to obtaining the 1st Service Required Vote, 1st Service receives an unsolicited bona fide Acquisition Proposal and the 1st Service Board concludes in good faith that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, 1st Service may, and may permit its Subsidiaries and its and their representatives to, furnish or cause to be furnished confidential information or data to the third party making such Acquisition Proposal and participate in negotiations or discussions with such third party regarding such Acquisition Proposal to the extent that the 1st Service Board concludes in good faith (after consultation with its outside counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law, provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, 1st Service shall have entered into a confidentiality agreement with such third party on terms no less favorable to 1st Service than the Confidentiality Agreement, and provided further that 1st Service also shall provide to SNBV a copy of any such confidential information or data that it is providing to any third party pursuant to this Section 7.4 to the extent not previously provided or made available to SNBV.

(b) Upon the execution of this Agreement, 1st Service will, and will cause its Subsidiaries and its and their employees, agents and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Person other than SNBV with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce (and will not release any third party from its obligations under) any standstill, confidentiality or similar agreement relating to an Acquisition Proposal, including by requiring the other parties thereto to promptly return or destroy any confidential information previously furnished by 1st Service thereunder and by using its reasonable best efforts to obtain injunctions or other equitable remedies to prevent or restrain any breaches of such agreements and to enforce specifically the terms and provisions thereof in a court of competent jurisdiction. 1st Service will promptly (within one Business Day) following receipt of any Acquisition Proposal advise SNBV of the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep SNBV apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis (and, in any event, within 24 hours of the occurrence of such developments, discussions or negotiations).

(c) 1st Service agrees that any violation of the restrictions set forth in this Section 7.4 by any director, officer, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of 1st Service or its Subsidiaries, at the direction or with the consent or prior Knowledge of 1st Service or its Subsidiaries, shall be deemed to be a breach of this Section 7.4 by 1st Service.

Section 7.5. Legal Conditions to the Merger.

(a) Subject to the terms and conditions of this Agreement, each Party shall, and shall cause its respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such Party or its Subsidiaries in connection with the Merger and the other transactions contemplated hereby and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other Parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by any Party or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, provided, however, that no Party shall be required to take any action pursuant to the foregoing sentence if the taking of such action or the obtaining of such consents, authorizations, orders, approvals or exemptions is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 8.2(c).

(b) Subject to the terms and conditions of this Agreement (including the proviso in Section 7.5(a)), each Party agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using reasonable best efforts to (i) modify or amend any contracts, plans or arrangements to which it is a party (to the extent permitted by the terms thereof) if necessary in order to satisfy the conditions to closing set forth in Article VIII hereof, (ii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby and (iii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages in connection therewith (in which litigation 1st Service shall provide SNBV the reasonable opportunity to participate).

Section 7.6. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, SNBV shall indemnify and hold harmless each present and former director, officer and employee of 1st Service or a Subsidiary of 1st Service, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she is or was a director, officer or employee of 1st Service or, while a director, officer or employee of 1st Service, is or was serving at the request of 1st Service as a director, officer, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent provided in the Virginia Stock Corporation Act (which right to indemnification shall include the advancement of reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation upon receipt from an Indemnified Party of any required undertaking).

(b) Any Indemnified Party wishing to claim indemnification under this Section 7.6, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify SNBV, but the failure to so notify shall not relieve SNBV of any liability it may have to such Indemnified Party except to the extent that such failure actually prejudices SNBV. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) SNBV shall have the right to assume the defense thereof and SNBV shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if SNBV elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between SNBV and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to SNBV, and SNBV shall pay, promptly as statements therefor are received, the reasonable and documented fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) SNBV and the Indemnified Parties will cooperate reasonably in the defense of any such matter and keep each other reasonably apprised of developments with respect thereto, (iii) SNBV shall not be liable for any settlement effected without its prior written consent and (iv) SNBV shall have no obligation hereunder to the extent that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations or by an applicable federal or state banking agency or a court of competent jurisdiction.

(c) Prior to the Effective Time, SNBV shall use its reasonable best efforts to cause the persons serving as directors and officers of 1st Service immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by 1st Service (provided that SNBV may substitute therefor policies of at least the same coverage and amounts containing comparable terms and conditions as such policy or single premium tail coverage with policy limits equal to 1st Service’s existing coverage limits and which is not less advantageous to such directors and officers) for a three-year period following the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall SNBV be required to expend for any one year more than an amount equal to 200% of the current annual amount expended by 1st Service to maintain such insurance (the “Insurance Amount”), and further provided that if SNBV is unable to maintain or obtain the insurance called for by this Section 7.6(d) as a result of the preceding provision, SNBV shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

(d) If after the Effective Time SNBV or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of SNBV shall assume the obligations of SNBV set forth in this Section 7.6 and under Section 7.10.

(e) Following the Effective Time, SNBV shall not knowingly take, directly or indirectly, any action that would or would reasonably be expected to materially impair the ability of SNBV to fulfill its obligations under this Section 7.6 or under Section 7.10.

(f) The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 7.7. Advice of Changes. Each of 1st Service and SNBV shall promptly advise the other of any change or event which, individually or in the aggregate with other such changes or events, has or would reasonably be expected to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein, provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VIII or give rise to any right of termination under Article IX unless the underlying breach shall independently constitute such a failure or give rise to such a right.

Section 7.8. Financial Statements and Other Current Information.

(a) As soon as reasonably practicable after they become available, but in no event more than 20 days after the end of each calendar month ending after the date of this Agreement, 1st Service shall furnish to SNBV (i) unaudited financial statements (including a balance sheet, and statement of operations) of 1st Service as of and for such month then ended, (ii) internal management financial control reports showing actual financial performance against plan and previous period and (iii) any reports provided to the 1st Service Board or any committee thereof relating to the financial and risk performance of 1st Service. In addition, 1st Service shall furnish SNBV with a copy of each report filed by 1st Service or any of its Subsidiaries with a Governmental Entity within two Business Days following the filing thereof. 1st Service shall use its reasonable best efforts to have TG review (i) the monthly unaudited statements of 1st Service referred to in clause (i) of the first sentence of this Section 7.8(a) promptly after they are delivered pursuant to this Agreement and (ii) such financial information relating to 1st Service as may be required to be included in the Registration Statement, and 1st Service shall give TG access to such financial and other information as it may reasonably request for this purpose.

(b) 1st Service shall, promptly after the date hereof, prepare and file with the OTS any amendments that may be required to ensure that all Thrift Financial Reports or other regulatory filings previously filed by 1st Service with the OTS are in compliance with OTS regulations. 1st Service shall furnish SNBV with a copy of any such amended filing two Business Days prior to the filing thereof.

(c) As soon as practicable after they become available, but in no event more than 20 days after the end of each calendar month ending after the date of this Agreement, SNBV shall furnish to 1st Service unaudited consolidated financial statements (including a balance sheet and statement of operations) of SNBV and its Subsidiaries as of and for such month then ended. In addition, SNBV shall furnish 1st Service with a copy of each report filed by it and Sonabank with a Governmental Entity within two Business Days following the filing thereof.

(d) In the event that the Merger is not completed by March 15, 2007, on the first Business Day after such date, 1st Service shall deliver to SNBV a balance of sheet of 1st Service as of December 31, 2006, and the related statements of operations, changes in stockholder’s equity and cash flows for the year ended December 31, 2006, accompanied by the audit report of TG, and SNBV shall deliver to 1st Service a balance sheet of SNBV as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2006, accompanied by the report of BDO. All information furnished by 1st Service or SNBV pursuant to this Section 7.8 shall be held in confidence to the same extent as the receiving party’s obligations under Section 7.2(c).

Section 7.9. Transition Matters.

(a) Commencing following the date hereof, SNBV and 1st Service shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration of the businesses and operating systems of 1st Service and its Subsidiaries with those of SNBV and its Subsidiaries following the Effective Time.

(b) Prior to the Effective Time, each of 1st Service and its Subsidiaries shall, consistent with GAAP, applicable banking laws and regulations and applicable rules and regulations of the SEC, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of SNBV, provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Sections 8.1(a) and 8.1(b), as evidenced by a written certificate issued by SNBV to such effect, which shall be signed by the Chief Executive Officer and Chief Financial Officer of SNBV; and provided further that in any event, no accrual or reserve made by 1st Service or any of its Subsidiaries pursuant to this Section 7.9(b) shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of 1st Service or its management with any such adjustments.

Section 7.10. Employee Benefit Plans.

(a) Prior to the Effective Time, SNBV shall take all reasonable action so that employees of 1st Service and its Subsidiaries who become employees of SNBV and its Subsidiaries (the “Continuing Employees”) shall be entitled to participate, effective as soon as administratively practicable following the Effective Time, in each SNBV Benefit Plan of general applicability to the same extent as similarly-situated employees of SNBV and its Subsidiaries (it being understood that inclusion of the employees of 1st Service and its Subsidiaries in the SNBV Benefit Plans may occur at different times with respect to different plans and that any grants to any former employee of 1st Service or its Subsidiaries under any equity compensation plan of SNBV shall be discretionary with SNBV). To the extent that Continuing Employees are not entitled to participate in any SNBV Benefit Plan effective as of the Effective Time, such employees shall continue to participate in the corresponding employee benefit plan, program or arrangement of 1st Service and its Subsidiaries so as to ensure that there is not a lapse in participation or coverage (but in no event to provide duplicate participation or coverage), as applicable, prior to participation in such SNBV Benefit Plan, provided that in no event shall SNBV be required to continue any employee benefit plan, program or arrangement of 1st Service for which there is no corresponding SNBV Benefit Plan. SNBV shall cause each SNBV Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility, vesting and benefit accruals under the SNBV Benefit Plans (but not for purposes of benefit accruals under any qualified or nonqualified defined benefit plan maintained by SNBV or its Subsidiaries) the service of such employees with 1st Service and its Subsidiaries (and any predecessor entities) to the same extent as such service was credited generally for such purpose by 1st Service and its Subsidiaries, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(b) If Continuing Employees become eligible to participate in a medical, dental, health or disability plan of SNBV or its Subsidiaries, SNBV shall use its reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, dental or disability plans of SNBV, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the plan year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, unless such employee had not yet satisfied any similar limitation or requirement under an analogous 1st Service Benefit Plan prior to the Effective Time.

(c) As of the Effective Time, SNBV shall assume and honor and shall cause the appropriate Subsidiaries of SNBV to assume and honor in accordance with their terms all 1st Service Benefit Plans, including all written employment agreements, existing immediately prior to the execution of this Agreement which have been disclosed in Section 4.11(a) of the 1st Service Disclosure Schedule. SNBV acknowledges and agrees that the consummation of the Merger constitutes a “change in control” for purposes of the 1st Service Benefit Plans.

(d) With respect to each 1st Service Benefit Plan subject to Section 409A of the Code, 1st Service agrees to amend each such plan or cause each such plan to be amended to the extent necessary to comply with Section 409A of the Code (or to cause such plan, in whole or in part, to avoid the application of Section 409A of the Code by preserving the terms of such plan, and the law in effect, for benefits vested as of December 31, 2004) prior to the earlier of the Effective Time or the deadline imposed by the IRS. Such amendments shall be provided to SNBV and its counsel at least ten days prior to their proposed adoption by 1st Service and shall be subject to the prior approval of SNBV, which shall not be unreasonably withheld.

(e) Except as otherwise provided in this Section 7.10, nothing contained in this Section 7.10 shall be interpreted as preventing the Surviving Institution from amending, modifying or terminating any 1st Service Benefit Plan, SNBV Benefit Plan or other contracts, arrangements, commitments or understandings in accordance with their terms and applicable law, provided that no such amendment, modification or termination shall reduce or eliminate a vested benefit.

Section 7.11. Publicity. SNBV and 1st Service shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other, which shall not be unreasonably withheld, provided, however, that SNBV and 1st Service may, without the prior consent of the other (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by applicable law or regulation. Without limiting the reach of the preceding sentence, SNBV and 1st Service shall (a) cooperate to develop all public announcement materials and (b) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, 1st Service and its Subsidiaries shall (i) consult with SNBV regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby, (ii) provide SNBV with the shareholder list of 1st Service and (iii) use reasonable best efforts, at the expense of SNBV, to facilitate contact by SNBV with shareholders of 1st Service and other prospective investors.

Section 7.12. Listing of the SNBV Common Stock. SNBV shall use its reasonable best efforts to cause the shares of SNBV Common Stock to be issued in the Merger to be approved for listing on each stock exchange or trading market as any other outstanding shares of SNBV Common Stock may be listed in the future at the time such other shares are so listed or, if applicable, upon the later issuance of the shares of SNBV Common Stock to be issued in the Merger.

Section 7.13 Tax Matters. Each of SNBV and 1st Service shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of 1st Service and SNBV shall execute and deliver to the law firm referred to in Section 8.1(e) certificates containing appropriate representations at such time or times as may be reasonably requested by such law firm in connection with its delivery of the opinion referred to in Sections 8.1(e) with respect to the tax treatment of the Merger.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. The 1st Service Required Vote and, if applicable, the 1st Service Supplemental Required Vote, shall have been obtained.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (all such approvals and the expiration or termination of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger or the other transactions contemplated hereby.

(d) Registration Statement Effectiveness. The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Tax Opinion. Each of SNBV and 1st Service shall have received an opinion of Elias, Matz, Tiernan & Herrick L.L.P., dated the Closing Date, in form and substance reasonably satisfactory to SNBV and 1st Service, based upon facts, representations and assumptions set forth in such opinion, substantially to the effect that, for federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(2)(D) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon customary representations contained in certificates of officers of 1st Service, SNBV and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

Section 8.2. Conditions to Obligations of SNBV and Sonabank. The obligations of SNBV and Sonabank to consummate the transactions contemplated by this Agreement are also subject to the satisfaction, or the waiver by SNBV, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties of 1st Service. The representations and warranties of 1st Service set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties (other than the representation and warranty set forth in Section 4.8) relating to materiality or a Material Adverse Effect, and provided further that, for purposes of this condition, such representations and warranties (other than those set forth in Sections 4.2(a) through (e), which shall be true and correct in all material respects, and Section 4.8) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on 1st Service. SNBV shall have received a certificate signed on behalf of 1st Service by the Chief Executive Officer and Chief Financial Officer of 1st Service to the foregoing effect.

(b) Performance of Obligations of 1st Service. 1st Service shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SNBV shall have received a certificate signed on behalf of 1st Service by the Chief Executive Officer and the Chief Financial Officer of 1st Service to the foregoing effect.

(c) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any noncustomary restriction or condition which would be reasonably likely to have or result in a Material Adverse Effect on the business or operations of SNBV following the Effective Time.

(d) Certificate as to Shares Outstanding. SNBV shall have received a certificate signed on behalf of 1st Service by the Chief Executive Officer and the Chief Financial Officer of 1st Service specifying the number of shares of 1st Service Common Stock and 1st Service Stock Options outstanding immediately prior to the Effective Time.

(e) Limitation on Dissenting Shares. Dissenting Shares shall not represent 10% or more of the outstanding 1st Service Common Stock.

Section 8.3. Conditions to Obligations of 1st Service. The obligations of 1st Service to consummate the transactions contemplated by this Agreement are also subject to the satisfaction, or the waiver by 1st Service, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties of SNBV and Sonabank. The representations and warranties of SNBV set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties (other than the representation and warranty set forth in Section 5.8) relating to materiality or a Material Adverse Effect, and provided further that, for purposes of this condition, such representations and warranties (other than those set forth in Section 5.2(a) through (c), which shall be true and correct in all material respects, and Section 5.8) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on SNBV. 1st Service shall have received a certificate signed on behalf of SNBV by the Chief Executive Officer and Chief Financial Officer of SNBV to the foregoing effect.

(b) Performance of Obligations of SNBV and Sonabank. SNBV shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and 1st Service shall have received a certificate signed on behalf of SNBV by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

ARTICLE IX

TERMINATION AND AMENDMENT

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of SNBV and 1st Service in a written instrument, if the Board of Directors of each of SNBV and 1st Service so determines;

(b) by SNBV or 1st Service if (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger or the other transactions contemplated by this Agreement and such denial has become final and nonappealable, or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement;

(c) by SNBV or 1st Service if the Effective Time shall not have occurred on or before April 30, 2007, unless the failure of the Effective Time to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein;

(d) by SNBV or 1st Service (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if in the case of SNBV, 1st Service, and in the case of 1st Service, SNBV, shall have breached (i) any of the covenants or agreements made by such other Party herein or (ii) any of the representations or warranties made by such other Party herein, and in either case, such breach (x) is not cured within 30 days following written notice to the Party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching Party not to consummate the transactions contemplated hereby under Article VIII hereof;

(e) by SNBV or 1st Service if the 1st Service Required Vote or, if applicable, the 1st Service Supplemental Required Vote shall not have been obtained upon a vote taken thereon at the 1st Service Shareholders Meeting or at any adjournment or postponement thereof; or

(f) by SNBV if (i) the 1st Service Board shall have failed to recommend approval of this Agreement by the shareholders of 1st Service or shall have effected a Change in 1st Service Recommendation (or shall have publicly disclosed its intention to do so), whether or not permitted by this Agreement, or (ii) 1st Service shall have materially breached its obligations under Section 7.3(a) by failing to call, give notice of, convene and hold the 1st Service Shareholders Meeting in accordance with Section 7.3(a).

Section 9.2. Effect of Termination. In the event of termination of this Agreement by SNBV or 1st Service as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and no Party, any of its Subsidiaries or any of its officers or directors shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 7.2(b), the confidentiality obligations of Section 7.8, this Section 9.2, Section 10.2 and Section 10.7 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b) 1st Service shall pay SNBV the sum of $585,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i)	if this Agreement is terminated by SNBV pursuant to Section 9.1(f) and, within 15 months after such termination, 1st Service or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then 1st Service shall pay the Termination Fee to SNBV on the date of such execution or consummation; and

(ii)	if (1) this Agreement is terminated by (A) SNBV pursuant to Section 9.1(d) because of 1st Service’s willful breach of any representation, warranty, covenant or agreement under this Agreement, (B) SNBV or 1st Service pursuant to Section 9.1(e), or (C) SNBV or 1st Service pursuant to Section 9.1(c) without a vote of the shareholders of 1st Service contemplated by this Agreement at the 1st Service Shareholders Meeting having occurred, and in any such case an Acquisition Proposal with respect to 1st Service shall have been publicly announced or otherwise communicated or made known to the senior management or the 1st Service Board (or any Person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the 1st Service Shareholders Meeting, in the case of clause (B), or the date of termination, in the case of clauses (A) or (C), and (2) within 15 months after such termination, 1st Service or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then 1st Service shall pay the Termination Fee to SNBV on the date of such execution or consummation.

(c) Any Termination Fee or portion thereof that becomes payable pursuant to Section 9.2(b) shall be paid by wire transfer of immediately available funds to an account designated by SNBV in writing to 1st Service.

(d) 1st Service acknowledges that the agreement contained in paragraph (b) above is an integral part of the transactions contemplated by this Agreement, that without such agreement by 1st Service, SNBV would not have entered into this Agreement, and that such amounts do not constitute a penalty. If 1st Service fails to pay the amounts due under paragraph (b) above within the time periods specified in such paragraph (b), 1st Service shall pay the costs and expenses (including reasonable and documented legal fees and expenses) incurred by SNBV in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(e) Notwithstanding anything to the contrary contained herein, 1st Service shall be obligated, subject to the terms of this Section 9.2, to pay only one Termination Fee.

Section 9.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement by the shareholders of 1st Service, provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval, and further provided that after any such approval by shareholders of 1st Service, no amendment shall be made which reduces the amount or changes the form of the consideration to be delivered to the 1st Service shareholders hereunder other than as contemplated by this Agreement or which negatively impacts the intended tax treatment of the holders of 1st Service Common Stock. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.4. Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

Section 10.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except as expressly set forth herein or except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 10.2. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expense, except (a) as provided in Section 9.2 hereof and (b) that 1st Service and SNBV shall share equally all costs and expenses incurred in connection with the printing and mailing of the Proxy Statement/Prospectus.

Section 10.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business

Day following the date of dispatch if delivered by a recognized next day courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to SNBV or Sonabank, to:

Southern National Bancorp of Virginia, Inc.

1002 Wisconsin Avenue, NW

Washington, D.C. 20007

Attn: Georgia S. Derrico

          Chairman of the Board

Fax: (202) 464-1134

with a copy (which shall not constitute notice) to:

Elias, Matz, Tiernan & Herrick L.L.P.

734 15th Street, N.W.

Washington, D.C. 20005

Attn: Timothy B. Matz, Esq.

Fax: (202) 347-2172

(b) if to 1st Service, to:

1st Service Bank

6830 Old Dominion Drive

McLean, VA 22101

Attn: Ernest L. Tressler

           President and Chief Executive Officer

Fax: (703) 893-7489

with a copy (which shall not constitute notice) to:

Elias, Matz, Tiernan & Herrick L.L.P.

734 15th Street, N.W.

Washington, D.C. 20005

Attn: Gerard L. Hawkins, Esq.

Fax: (202) 347-2172

and

Galland, Kharasch, Greenberg, Fellman and Swirsky, P.C.

1054 31st Street, Suite 200

Washington, DC 20007

Att: Keith G. Swirsky, Esq.

Fax: (202) 965-5725

Section 10.4. Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement all references to “dollars” or “$” are to United States dollars. No provision of this Agreement shall be construed to require a Party or any of their respective Subsidiaries or affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation.

Section 10.5. Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 10.6. Entire Agreement. This Agreement (including the exhibits and the disclosure schedules hereto and the other documents and instruments referred to herein, including without limitation the Registration Rights Agreement and the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 10.7. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Virginia (except to the extent that mandatory provisions of federal law are applicable).

Section 10.8. Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any Party or its shareholders. Upon any such determination, 1st Service and SNBV shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 10.9. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of 1st Service, SNBV or Sonabank hereunder shall be assigned by 1st Service, SNBV or Sonabank (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder other than with respect to the provisions of Section 7.3(d) and Section 7.6, which shall inure to the benefit of the directors and officers of 1st Service referred to therein and their respective heirs and personal representatives, who are intended to be third-party beneficiaries thereof.

Section 10.10. Alternative Structure. Notwithstanding any provisions of this Agreement to the contrary, SNBV may at any time change the structure of the Merger, provided that in any such case no such change shall (i) alter or change the amount or kind of the Merger Consideration, (ii) adversely affect the anticipated tax consequences of the Merger to the holders of 1st Service Common Stock as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the Merger. In the event SNBV elects to make such a change, the Parties agree to execute appropriate documents to reflect the change.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

By:	/s/ Georgia S. Derrico
Name:	Georgia S. Derrico
Title:	Chairman of the Board
and Chief Executive Officer

SONABANK, NATIONAL ASSOCIATION

By:	/s/ Georgia S. Derrico
Name:	Georgia S. Derrico
Title:	Chairman of the Board
and Chief Executive Officer

1ST SERVICE BANK

By:	/s/ Ernest L. Tressler
Name:	Ernest L. Tressler
Title:	President and Chief Executive Officer

ANNEX II

July 10, 2006

The Board of Directors

1st Service Bank

6830 Old Dominion Drive

McLean, Virginia 22101

Ladies and Gentlemen:

You have requested that Milestone Advisors, LLC (“Milestone”) provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock of 1st Service Bank (“1st Service” or the “Company”) of the consideration (as hereinafter defined) to be received by them pursuant to the Agreement and Plan of Merger, dated as of July 6, 2006, among Southern National Bancorp of Virginia, Inc. (“SNBV”), Sonabank, National Association (“Sonabank”), a wholly-owned subsidiary of SNBV, and 1st Service (the “Agreement”), pursuant to which 1st Service will be merged with and into SonaBank (the “Merger”).

Pursuant to the Agreement, at the effective time of the Merger, each outstanding share of 1st Service common stock outstanding at such time (other than as specified in the Agreement and any dissenting shares) will be converted into and cancelled in exchange for the right to receive (i) .76092 of a share of SNBV common stock and (ii) $5.26 in cash, plus cash in lieu of any fractional interest in a share of SNBV common stock (in the aggregate the “Consideration”). The terms and conditions of the Consideration to be received by 1st Service stockholders are described in more detail in the Agreement.

In the course of performing our review and analyses for rendering this opinion, we:

–	reviewed the Agreement;

–	reviewed 1st Service’s audited financial statements for the last five years ended December 31, 2005 and 1st Service’s unaudited monthly reports for the five month period ended May 31, 2006;

–	reviewed 1st Service’s quarterly Thrift Financial Reports for the quarters ended March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006;

–	reviewed SNBV’s audited financial statements for the period ending December 31, 2005, SNBV’s 2005 Annual Proxy Statement and the Call Reports of SonaBank for the periods ended March 31, 2006, December 31, 2005 and September 30, 2005;

–	met with certain members of 1st Service’s senior management to discuss its business, operations, historical and projected financial results and future prospects;

–	reviewed publicly available financial data and trading multiples of companies which we deemed generally comparable to 1st Service;

–	reviewed the terms of recent merger and acquisition transactions which we deemed generally comparable to the Merger;

–	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate, including an assessment of general economic, market and monetary conditions.

In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information we reviewed. With respect to the financial forecasts of 1st Service provided to or discussed with us, we have assumed, at the direction of the Company and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company as to the

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future performance of the Company. We have not assumed any responsibility for the independent verification of any information provided to us, and we have further relied upon the assurances of the senior management of 1st Service that they are unaware of any facts that would make the information provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of 1st Service, nor have we been furnished with any such appraisals. Milestone expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger or as to the underlying valuation, future performance or long-term viability of the Company.

We have assumed that the Merger will be consummated in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that would have an adverse effect on 1st Service, SNBV or Sonabank.

Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Milestone, as part of its investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial services holding companies, as well as business valuations for other corporate purposes for financial services organizations. Milestone has experience in, and knowledge of, the valuation of savings institutions based in Virginia as well as the United States as a whole.

We have acted as a financial advisor to the Company in connection with the Merger and will receive a customary fee for such services; such fee is contingent on the successful consummation of the Transaction.

This Opinion has been rendered to the Board of Directors of 1st Service in connection with its consideration of the proposed Agreement and Merger. This letter does not constitute a recommendation to the Board of Directors of 1st Service as to whether to approve the Agreement and the Merger and does not constitute a recommendation to any stockholder of 1st Service to do the same or to sell his, her or its shares, exercise their appraisal rights or to take any other action.

This letter may not be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement, information statement or any other materials required to be distributed to the holders of 1st Service common stock in connection with the Merger.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Merger is fair, from a financial point of view, to the holders of 1st Service common stock.

Very truly yours,

MILESTONE ADVISORS, LLC

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ANNEX III

REGULATIONS OF THE OFFICE OF THRIFT SUPERVISION

12 C.F.R. Section 552.14. Dissenter and appraisal rights.

(a) Right to demand payment of fair or appraised value. Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with §552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock: Provided, that such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

(b) Exceptions. No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock’s fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to §552.13(h)(2) of this part. “Qualified consideration” means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchange or quoted on NASDAQ, or any combination of such shares of stock and cash.

(c) Procedure.

(1) NOTICE. Each constituent Federal stock association shall notify all stockholders entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of management’s proxy solicitation for such meeting.

(2) DEMAND FOR APPRAISAL AND PAYMENT. Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

(3) NOTIFICATION OF EFFECTIVE DATE AND WRITTEN OFFER. Within ten days after the effective date of the combination, the resulting association shall:

(i) Give written notice by mail to stockholders of constituent Federal stock associations who have complied with the provisions of paragraph (c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

(ii) Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

(iii) Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (c)(6) of this section (set out in the notice) must be satisfied.

The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

(4) ACCEPTANCE OF OFFER. If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section, payment therefor shall be made within ninety days of the effective date of the combination.

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(5) PETITION TO BE FILED IF OFFER NOT ACCEPTED. If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

(6) STOCK CERTIFICATES TO BE NOTED. Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his or her stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

(7) WITHDRAWAL OF DEMAND. Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

(8) VALUATION AND PAYMENT. The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the combination, at a rate deemed equitable by the Director.

(9) COSTS AND EXPENSES. The costs and expenses of any proceeding under this section may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section.

(10) VOTING AND DISTRIBUTION. Any stockholder who has demanded appraisal rights as provided in paragraph (c)(2) of this section shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by stockholders of record at a date which is on or prior to, the effective date of the combination): Provided, That if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered upon the combination, such stockholder shall thereupon be entitled to vote and receive the distributions described above.

(11) STATUS. Shares of the resulting association into which shares of the stockholders demanding appraisal rights would have been converted or exchanged, had they assented to the combination, shall have the status of authorized and unissued shares of the resulting association.

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